As confidentially submitted to the Securities and Exchange Commission on May 25, 2018 as Amendment No. 2 to the initial confidential submission

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NEURONETICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	3841	33-1051425
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3222 Phoenixville Pike

Malvern, Pennsylvania 19355

(610) 640-4202

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Chris Thatcher

President and Chief Executive Officer

Neuronetics, Inc.

3222 Phoenixville Pike

Malvern, Pennsylvania 19355

(610) 640-4202

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Divakar Gupta Joshua A. Kaufman Jeffrey Libson Brandon Fenn Cooley LLP 1114 Avenue of the Americas New York, New York 10036 (212) 479-6000	B. Shayne Kennedy Brian J. Cuneo Drew Capurro Latham & Watkins LLP 650 Town Center Drive Costa Mesa, California 92626 (714) 540-1235

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.01 par value per share	$	$

(1)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of additional shares that the underwriters have the option to purchase.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated May 25, 2018

Shares

NEURONETICS, Inc.

Common Stock
$ per share

- Neuronetics, Inc. is offering shares of common stock.
- We anticipate that the initial public offering price will be between $ and $ per share.
- This is our initial public offering and no public market currently exists for our shares.
- Proposed Nasdaq Global Market trading symbol: "STIM."

This investment involves risks. See "Risk Factors" beginning on page 12.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions[1]	$	$
Proceeds to Neuronetics, Inc., before expenses	$	$

[1] See "Underwriting" for additional information regarding underwriting compensation.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone's investment in these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on or about , 2018.

Piper Jaffray **William Blair**

Canaccord Genuity **BTIG** **JMP Securities**

The date of this prospectus is , 2018.

NeuroStar®
Advanced Therapy

TRANSFORM LIVES WITH PRECISION TREATMENT

Transform Treatment. Transform Lives. Transform Your Practice.

15:40
STOP
PAUSE
NeuroStar
NeuroStar
NeuroStar

Until                 , 2018 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

TRADEMARKS

We have received trademark registration for Neuronetics and NeuroStar in the United States and Japan, as well as TrakStar, SenStar Treatment Assist, SenStar, MT Assist and NeuroStar TMS Therapy in the United States. This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademark and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

INVESTORS OUTSIDE OF THE UNITED STATES

We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes thereto appearing at the end of this prospectus, before making an investment decision. As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our” and “the Company” refer to Neuronetics, Inc.

Neuronetics

We are a commercial stage medical technology company focused on designing, developing and marketing products that improve the quality of life for patients who suffer from psychiatric disorders. Our first commercial product, the NeuroStar Advanced Therapy System, is a non-invasive and non-systemic office-based treatment that uses transcranial magnetic stimulation, or TMS, to create a pulsed, MRI-strength magnetic field that induces electrical currents designed to stimulate specific areas of the brain associated with mood. The system is cleared by the United States Food and Drug Administration, or FDA, to treat adult patients with major depressive disorder, or MDD, that have failed to achieve satisfactory improvement from prior antidepressant medication in the current episode. NeuroStar Advanced Therapy is safe, clinically effective, reproducible and precise and is supported by the largest clinical data set of any competing TMS system. We believe we are the market leader in TMS therapy based on our U.S. installed base of 777 active NeuroStar Advanced Therapy Systems in approximately 615 psychiatrist offices and the estimated 50,000 patients treated with approximately 1.8 million of our treatment sessions. We generated revenues of $40.4 million for the year ended December 31, 2017 and $10.2 million for the three months ended March 31, 2018.

MDD is a mood disorder characterized by the presence of one or both of two major diagnostic criteria: a depressed mood or loss of interest in pleasure that continues for at least two weeks. The presence of at least one of these diagnostic symptoms must be accompanied by several of the following additional symptoms: sleep disturbance, changes in appetite, sexual dysfunction, anxiety, fatigue, difficulty concentrating and suicidal thinking. MDD is a recurrent disease and follows a fluctuating course over an individual’s lifetime, with periods of remission and relapse.

Initial treatment options for MDD often consist of antidepressant medication prescribed by a primary care physician. Although a variety of antidepressant drugs are available, drug therapy has two primary limitations: limited effectiveness and treatment-emergent side effects. These limitations were demonstrated in the Sequenced Treatment Alternatives to Relieve Depression, or STAR*D study, a large clinical trial funded by the U.S. National Institute of Mental Health, or NIMH, that enrolled more than 4,000 adult MDD patients at 41 clinical sites to examine the outcomes to a sequenced series of antidepressant medication attempts that mimicked best practices. In the study, approximately 28% and 21% of patients achieved remission in their first and second medication attempts, respectively. Many patients taking antidepressant medications experience intolerable or troubling side effects that contribute to a delay or failure in attaining an effective or optimal antidepressant dose, poor patient treatment adherence or discontinuation of treatment therapy. TMS is considered to be an appropriate alternative for the treatment of MDD patients who have failed to achieve satisfactory improvement from prior antidepressant medication. The effectiveness of TMS depends on the psychiatrist’s ability to deliver a precise amount of magnetic pulses to a specific area of the brain in a manner that can be consistently repeated during each treatment session. We believe that competing TMS systems have significant limitations that have limited their adoption.

We designed the NeuroStar Advanced Therapy as a non-invasive therapeutic alternative to treat patients who suffer from MDD and to address many of the key limitations of existing treatment options. We believe our therapy provides our psychiatrist customers and their patients with several benefits, including clinically demonstrated response and remission with durable results, a demonstrated safety profile with limited treatment-emergent side effects and high patient adherence. Additionally, our therapy was designed to provide a precise and reproducible office-based therapy that is also efficient and convenient.

We couple our product’s clinical benefits with significant practice development resources, on-site clinical training, reimbursement and service support to help our psychiatrist customers develop a successful NeuroStar Advanced Therapy practice. We also provide cloud-based practice management solutions that enhance convenience for both psychiatrists and patients. Based on our commercial data, we believe psychiatrists can recoup their initial capital investment in our system by providing a standard course of treatment to approximately 12 patients. We believe psychiatrists can generate approximately $7,500 to $10,000 of revenue per patient for a standard course of treatment, which may provide meaningful incremental income to their practices.

As of March 31, 2018, we had an installed base of 777 active systems in the United States. We currently sell our products in the United States through our direct sales and customer support team, which was comprised of 106 people as of December 31, 2017. Our sales force primarily targets 15,100 psychiatrists at 3,600 high-decile psychiatric practices that we estimate, based on data from Symphony Health and our own internal estimates, treat approximately 33% of the total MDD patients in the United States who meet our labeled indication and are insured. Patients are reimbursed by Medicare and the vast majority of commercial payors in the United States for treatment sessions utilizing our system. We generate revenues primarily from initial capital sales of our systems and recurring treatment sessions. For the year ended December 31, 2017, we generated revenues of $40.4 million, which represented an increase of 18% compared to the prior year. For the year ended December 31, 2017, U.S. revenues were $39.9 million, which represented an increase of 26% compared to the prior year. Revenues from treatment sessions represented 71% of our U.S. revenues for the year ended December 31, 2017 compared to 78% of our U.S. revenues for the prior year. For the three months ended March 31, 2018, we generated revenues of $10.2 million, which represented an increase of 35% compared to the same period in the prior year. For the three months ended March 31, 2018, our U.S. revenues were $10.0 million, which represented an increase of 35% compared to the same period in the prior year. Revenues from treatment sessions represented 72% of our U.S. revenues for the three months ended March 31, 2018, compared to 78% of our U.S. revenues for the same period in the prior year.

Market Overview

The World Health Organization, or WHO, estimates that there are over 300 million people in the world living with depression and ranks MDD as the single largest contributor to global disability and a major contributor to suicide worldwide. According to a study published in the Journal of Clinical Psychiatry, the economic burden of the disease was estimated to be $210 billion in 2010 in the United States. Based on U.S. Census Bureau data and a study published in the Journal of the American Medical Association, we estimate that approximately 21 million people in the United States suffer from MDD annually. Of these people, we estimate approximately 13.3 million are adults aged 22 to 70 years, of whom an estimated 7.6 million, based on data from the Journal of the American Medical Association, are being treated by a psychiatrist. We estimate, based on data from the STAR*D study, that approximately 5.5 million of these patients have failed to achieve remission of their MDD from their prior antidepressant medication therapy and that approximately

3.8 million of those patients have commercial insurance or Medicare coverage for the NeuroStar Advanced Therapy. As a result, based on our expected revenues for a standard course of treatment, we believe our total annual addressable market opportunity for treatment sessions in the United States is approximately $9.6 billion.

In Japan, the country with the third highest aggregate healthcare expenditures worldwide according to Deloitte, we estimate, based on data from the National Center for Biotechnology Information that approximately 2.4 million adults suffer from MDD and approximately 655,000 of these adults are being treated for their MDD by a psychiatrist. We estimate, based on data from the STAR*D study, that approximately 475,000 of these patients, all of whom are covered by Japan’s single payor healthcare system, have failed to achieve remission of their MDD from prior antidepressant medication therapy. As a result, we believe our total addressable market opportunity for treatment sessions in Japan is over $1.0 billion, assuming psychiatrist reimbursement levels per treatment course per patient are similar to those in the United States.

Current Treatments for MDD and Their Limitations

The most common form of treatment for MDD is antidepressant medication with or without psychotherapy. During the initial treatment course, a patient may experience uncomfortable side effects and it is common for a patient and the primary care physician to spend time testing several different medications before arriving at a medication regimen that provides symptom relief and is tolerable. If initial treatment approaches do not adequately relieve a patient’s symptoms, a primary care physician will often make a referral for consultation with a psychiatrist trained in psychopharmacology. There are a wide array of options that a psychiatrist may consider as second line therapies. For example, a psychiatrist may recommend either combining two or more antidepressant medications or using a second medication such as an atypical antipsychotic that is not an antidepressant along with the initial antidepressant medication to augment the efficacy of such antidepressant, which is referred to as augmentation.

TMS is another second line therapy and differs from drug therapy approaches by inducing electrical currents designed to stimulate specific areas of the brain associated with mood. This stimulation triggers a cascading electro-chemical effect that can pass along the neuronal circuit and reach into the deeper structures of the brain that also regulate mood. This action changes the connections among these structures in a manner that improves the activity of the neuronal circuit and results in an improvement in mood.

More aggressive options, which are associated with greater medical risk, are sometimes considered for patients that require later stages of treatment and include electroconvulsive therapy, for the most critical MDD patients and vagus nerve stimulation, which is considered the most invasive treatment option currently approved by the FDA for MDD patients who have proven to be severely treatment resistant.

Limitations of Current Therapies

Antidepressant Therapy

Although a variety of antidepressant medications are available for the treatment of MDD, antidepressant therapy has two primary limitations: limited efficacy and treatment-emergent side effects that interfere with patient adherence to the prescribed treatment regimen. These limitations were demonstrated in the STAR*D study, which demonstrated that nearly three-fourths of patients did not benefit from initial antidepressant medication therapy with a selective serotonin reuptake inhibitor, and these patients remained symptomatic and functionally impaired. The likelihood of achieving remission from a medication regimen was limited and declined with each successive augmentation attempt. The study showed that the likelihood of discontinuing treatment due to treatment-emergent side effects increased with each incremental course of medication, with approximately 41% of patients who progressed to the fourth monotherapy treatment attempt subsequently discontinuing drug treatment. The severity of side effects generally increase as a patient proceeds from initial drug treatment to combination or augmented drug treatments. Later stage treatment options, such as first-generation antidepressants and antipsychotics, have potentially more serious and life threatening side effects and intolerability. The discontinuation of treatment can also result in severe side effects.

Transcranial Magnetic Stimulation

While TMS has been demonstrated to be a safe and effective treatment alternative for patients suffering from MDD, we believe that most TMS systems have experienced limited adoption for several reasons, including:

•	challenges in delivering precise and reproducible treatments;

•	lack of clinical data from randomized outcome and other trials;

•	lack of cloud-based practice management system;

•	lack of comfort and convenience; and

•	lack of customer support and practice development resources.

We believe a significant market opportunity exists for a TMS system that can address the shortcomings of second line antidepressant medications and competing TMS systems.

Our Solution

We designed the NeuroStar Advanced Therapy as a non-invasive and non-systemic therapeutic alternative for patients who suffer from MDD. NeuroStar Advanced Therapy is an in-office treatment that has been cleared to be performed in as little as 19 minutes (but may take up to 39 minutes due to patient sensitivity or at the discretion of the treating psychiatrist) per session and is performed while the patient is awake, alert and is seated and reclined comfortably in the treatment chair. A course of treatment consists of sessions administered for five days a week for up to six weeks. During the first treatment session, two essential steps are performed. First, the patient’s cortex is mapped with the NeuroStar Treatment Coil to identify the motor cortex. Once the specific location on the motor cortex is found, the second step involves the use of a proprietary software algorithm, which assists the psychiatrist in estimating the physiologically appropriate magnetic field intensity for each treatment session. After these two steps are performed, the location of the motor cortex then also serves as a reference point to enable the psychiatrist to properly position the NeuroStar Treatment Coil over the prefrontal cortex, resting the coil lightly in contact with the patient’s scalp. Accuracy of positioning of the treatment coil for treatment is assured by use of the NeuroStar Advanced Therapy System’s three-dimensional positioning device. Once the coil is properly positioned, the device delivers NeuroStar Advanced Therapy using a highly targeted, pulsed magnetic field to stimulate cortical neurons. Our therapy provides targeted stimulation of the prefrontal cortex and engages the neuronal circuitry connected to this region that is known to be involved in the regulation of mood.

We believe our solution addresses the key limitations of existing MDD treatment options and that NeuroStar Advanced Therapy provides the following principal benefits to our psychiatrist customers and their patients:

•

Clinically demonstrated safety, efficacy, response and remission with durable results.    The safety and efficacy of our therapy has been demonstrated in two large sham-controlled trials. The results of a real-world clinical trial in patients who failed to achieve satisfactory improvement from antidepressant medication treatment demonstrated that 58% of patients responded to treatment, and 37% achieved remission. The majority of patients in this trial also participated in a 12-month follow-up phase at the conclusion of which the response rate in these patients was 68% and the remission rate was 45%.

•

Demonstrated safety profile with limited treatment-emergent side effects and high patient adherence.    The adverse events discontinuation rate in our sham-controlled clinical studies has been approximately 5%. For single medication treatment in the STAR*D study, the adverse events discontinuation rate was 9% to 41%.

•

Precise and reproducible office-based therapy.    Patients receive NeuroStar Advanced Therapy in a psychiatrist’s office without the need for general anesthesia or sedation. Our system is designed to deliver the recommended TMS treatment dose to the indicated location consistently.

•

Efficient and convenient treatment for the patient and the psychiatrist.    We have developed and deployed the shortest duration FDA-cleared treatment for MDD using TMS therapy. Once a psychiatrist has established a patient’s coordinates during the initial treatment session, a trained member of the office staff under the supervision of the psychiatrist may administer subsequent treatment sessions.

•

Unique cloud-based practice management system.    Our TrakStar practice management system captures all treatment relevant information, and the encrypted information can be downloaded to any system in a psychiatrist’s network in order to make it convenient for a patient to receive care and increase scheduling flexibility.

•

Comprehensive customer support and practice development resources.    We believe that we offer the most comprehensive practice support services among all TMS system providers to help our psychiatrist customers operationalize and grow their TMS service line. We provide our customers with significant marketing support to increase referring physician and potential patient awareness.

Our Strengths

We are focused on improving the quality of life for patients who suffer from psychiatric disorders. We believe that the following strengths will allow us to build our business and potentially expand our market opportunity.

•

A market leader in TMS therapy.    We believe we are the market leader in TMS therapy based on our U.S. installed base of 777 active NeuroStar Advanced Therapy Systems in approximately 615 psychiatrist offices, the estimated 50,000 patients treated with over 1.8 million of our treatment sessions, and our $40.4 million and $10.2 million in revenues in 2017 and the three months ended March 31, 2018, respectively. We believe these factors provide us meaningful competitive advantages by creating significant barriers to entry to other TMS providers.

•

Significant body of clinical data and key opinion leader support.    The safety, efficacy and durability of our therapy is supported by what we believe is the largest clinical data set of any TMS system. We have also established strong relationships with key opinion leaders within the psychiatric community who help us to educate psychiatrists from around the world on innovative treatment modalities such as TMS therapy.

•

Proprietary technology with a broad IP portfolio.    As of March 31, 2018, we owned or licensed 30 issued or allowed U.S. patents, 49 issued or allowed foreign patents, seven pending U.S. patent applications and 14 pending foreign patent applications. We believe this patent portfolio is substantially larger than that of any of our TMS system competitors.

•

Extensive reimbursement coverage and experience.    Based on our estimates, over 65 major private insurers in the United States, including the top 25 largest private insurers, have adopted coverage policies for reimbursement of NeuroStar Advanced Therapy, representing 95% of the total private payor covered lives in the United States. In addition, our therapy is eligible for reimbursement from Medicare. Our reimbursement team has assisted our customers to conduct more than 20,000 benefits investigations.

•

Potential to enhance psychiatrist practice economics.    Based on our commercial data, we believe our psychiatrist customers can generate approximately $7,500 to $10,000 of revenues per patient for a standard course of treatment using our system and can recoup their capital investment in our system by treating approximately 12 patients.

Our Strategy

Our goal is to maintain and extend our leadership position in TMS therapy for patients with psychiatric disorders. The key elements of our strategy include:

•	improve customer targeting and expand our direct sales and customer support team to accelerate growth;

•	increase utilization of our new and existing installed base of our systems;

•	expand our international market opportunities; and

•	pursue pipeline development of our therapy for additional indications.

Risks Associated with Our Business

Our ability to implement our business strategy is subject to numerous risks and uncertainties. You should carefully consider all of the information set forth in this prospectus and, in particular, the information under the heading “Risk Factors,” beginning on page 12 of this prospectus, prior to making an investment in our common stock. These risks include, among others, the following:

•	we have incurred losses in the past and may be unable to achieve or sustain profitability in the future;

•	we rely generally on the sale of our NeuroStar Advanced Therapy System and treatment sessions to generate revenues;

•	if coverage is unavailable or reimbursement from third-party payors for treatments using our products significantly declines, psychiatrists may be reluctant to use our products;

•	psychiatrists and patients may be slow to adopt and use TMS therapies, including because our therapies must be administered up to five times a week for six weeks in a psychiatrist’s office;

•	our success depends in part upon patient satisfaction with the effectiveness of our NeuroStar Advanced Therapy System;

•	we operate in a very competitive environment and if we are unable to compete successfully against our existing or potential competitors, our sales and operating results may be negatively affected;

•

if we are unable to successfully expand our sales and customer support team and adequately address our customers’ needs, it could negatively impact sales and market acceptance of our products and we may never generate sufficient revenues to achieve or sustain profitability;

•	security and privacy breaches may expose us to liability and harm our reputation and business; and

•

our products and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business.

Corporate Information

We were incorporated in Delaware in April of 2003. Our principal executive offices are located at 3222 Phoenixville Pike, Malvern, Pennsylvania 19355, and our telephone number is (610) 640-4202. Our website address is www.neurostar.com. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained in, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock.

THE OFFERING

Issuer	Neuronetics, Inc.

Common stock offered by us	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Option to purchase additional shares of common stock	The underwriters have a 30-day option to purchase up to additional shares of common stock from us.

Use of proceeds	We intend to use the net proceeds from this offering to fund the further commercialization of our NeuroStar Advanced Therapy System, primarily through expansion of our sales and customer support team; to fund research and development activities, which may include hardware and software product development and enhancements of our NeuroStar Advanced Therapy System and clinical development expenses relating to additional indications; and for general corporate purposes, including general and administrative expenses and working capital. See “Use of Proceeds.”

Directed share program	At our request, the underwriters have reserved up to shares of common stock, or approximately % of the shares offered by this prospectus, for sale at the initial public offering price, to our directors, officers and current investors. Shares purchased by our directors and officers will be subject to the 180-day lock-up restriction described in the “Underwriting” section of this prospectus. The number of shares of common stock available for sale to the general public will be reduced to the extent these parties purchase such reserved shares. Any reserved shares that are not purchased under this program will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

Risk factors	You may read the “Risk Factors” section of this prospectus beginning on page 12 and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.

Proposed Nasdaq Global Market symbol	“STIM”

The number of shares of our common stock to be outstanding after this offering is based on 325,963,768 shares of our common stock outstanding as of March 31, 2018, which includes 371,703 shares of unvested restricted stock. The number of shares of common stock outstanding as of March 31, 2018 excludes:

•	77,374,095 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2018, with a weighted-average exercise price of $0.09 per share;

•	3,445,812 shares of common stock issuable upon the exercise of stock options granted after March 31, 2018, with a weighted-average exercise price of $0.18 per share;

•

3,046,253 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2018 to purchase shares of convertible preferred stock that will become warrants to purchase shares of common stock upon the closing of this offering, at a weighted-average exercise price of $0.38 per share;

•	4,244,820 shares of common stock reserved for future issuance under our Amended and Restated 2003 Stock Incentive Plan, as amended, or 2003 Plan;

•

            shares of common stock reserved for future issuance under our 2018 Equity Incentive Plan, or 2018 Plan, and shares that become available under the 2018 Plan pursuant to provisions that automatically increase the share reserve under the 2018 Plan each year; and

•

             shares of common stock reserved for future issuance under our 2018 Employee Stock Purchase Plan, or 2018 ESPP, and shares that become available under the 2018 ESPP pursuant to provisions that automatically increase the share reserve under the 2018 ESPP each year.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	a -for- reverse split for our common stock;

•	the automatic conversion of all outstanding shares of our convertible preferred stock into 318,676,911 shares of our common stock, which will occur upon the closing of this offering;

•	the automatic conversion of all outstanding warrants to purchase shares of convertible preferred stock into warrants to purchase common stock;

•	no exercise of outstanding options or warrants;

•	the filing of our amended and restated certificate of incorporation, which will occur upon the closing of this offering; and

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock.

SUMMARY FINANCIAL DATA

The following tables set forth, for the periods and as of the dates indicated, a summary of our historical financial data. The statements of operations data for the years ended December 31, 2016 and 2017 are derived from our audited financial statements appearing at the end of this prospectus. The statements of operations data for the three months ended March 31, 2017 and 2018 and the balance sheet data as of March 31, 2018 are derived from our unaudited interim financial statements appearing at the end of this prospectus. We have prepared our unaudited interim financial statements on the same basis as our audited financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth in those statements. You should read this data together with the more detailed information contained in our audited financial statements and the related notes thereto and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that should be expected in the future. Our interim results are not necessarily indicative of results to be expected for the full year ending December 31, 2018, or any other period.

	Years ended December 31,		Three Months ended March 31,
	2016	2017	2017	2018
	(in thousands, except per share data)
Statements of Operations Data:
Revenues	$34,228	$40,433	$7,526	$10,152
Cost of revenues	6,622	9,632	1,538	2,457

Gross Profit	27,606	30,801	5,988	7,695

Operating expenses:
Sales and marketing	21,794	27,900	6,306	8,109
General and administrative	6,926	8,572	1,642	2,636
Research and development	8,223	7,937	2,028	1,555

Total operating expenses	36,943	44,409	9,976	12,300

Loss from Operations	(9,337)	(13,608)	(3,988)	(4,605)

Other (income) expense:
Interest expense	1,835	2,808	550	921
Other (income) expense, net	62	(357)	(24)	(29)

Net Loss	$(11,234)	$(16,059)	$(4,514)	$(5,497)

Net loss per share of common stock outstanding, basic and diluted(1)	$(2.65)	$(2.97)	$(0.93)	$(0.84)

Weighted-average common shares outstanding, basic and diluted(1)	4,246	5,401	4,829	6,533

Pro forma net loss per share of common stock outstanding, basic and diluted (unaudited)(1)		$(0.05)		$(0.02)

Pro forma weighted-average common shares outstanding, basic and diluted (unaudited)(1)		307,288		325,210

(1)

See “Note 11. Loss per Share” in our audited and unaudited interim financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical and pro forma basic and diluted net loss per common share.

	As of March 31, 2018
	Actual	Pro forma(1)	Pro forma as Adjusted(2)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$20,354	$20,354	$
Working capital	19,522	19,522
Total assets	32,016	32,016
Long-term debt, net	29,803	29,803
Convertible preferred stock warrant liability	485	—
Convertible preferred stock	187,136	—
Total stockholders’ (deficit) equity	(197,974)	(10,353)

(1)

Data presented on a pro forma basis to give effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 318,676,911 shares of common stock and (ii) the automatic conversion of outstanding warrants to purchase shares of our convertible preferred stock into warrants to purchase shares of our common stock, each of which will occur upon the closing of this offering.

(2)

Data presented on a pro forma as adjusted basis to give further effect to our issuance and sale of                 shares of common stock in this offering at an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by $                million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares offered by us at the assumed initial public offering price would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by $                million. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information contained in this prospectus before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and prospects. As a result, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We have incurred losses in the past and may be unable to achieve or sustain profitability in the future.

We have incurred net losses since inception, including net losses of $11.2 million, $16.1 million and $5.5 million for the years ended December 31, 2016 and 2017 and the three months ended March 31, 2018, respectively. As a result of ongoing losses, as of March 31, 2018, we had an accumulated deficit of $202.4 million. We expect to continue to incur significant sales and marketing, product development, regulatory and other expenses as we continue to expand our marketing efforts to increase adoption of our products and expand existing relationships with our customers, to obtain regulatory clearances or approvals for our products in additional countries and for additional indications, and to develop new products or add new features to our existing products. In addition, our general and administrative expenses will increase following this offering due to the additional costs associated with being a public company. The net losses we incur may fluctuate significantly from quarter to quarter. We will need to generate significant additional revenues to achieve and sustain profitability, and even if we achieve profitability, we cannot be sure that we will remain profitable for any substantial period of time. Our failure to achieve or maintain profitability could negatively impact the value of our common stock.

We rely on the sale of our NeuroStar Advanced Therapy System and treatment sessions to generate revenues.

At present, we rely on the sale of our NeuroStar Advanced Therapy System and treatment sessions to generate revenues, and we expect to generate substantially all of our revenues in the foreseeable future from sales of these and any related products. Because the market for TMS therapy is still developing and contains a limited number of market participants, sales of our products could be negatively impacted by unfavorable market reactions to our or other TMS devices. If the use of our or other TMS therapies results in serious adverse events, or such products malfunction or are misused, patients and psychiatrists may attribute such negative events to TMS therapy generally, which may adversely affect market adoption of our products. Additionally, if patients undergoing treatment with a NeuroStar Advanced Therapy System perceive the benefits to be inadequate or adverse events too numerous or severe compared to the relevant rates of alternative TMS therapies or pharmaceutical options, it will be difficult to demonstrate the value of our NeuroStar Advanced Therapy System to patients and psychiatrists. As a result, demand for and the use of our NeuroStar Advanced Therapy System may decline or may not increase at the pace or to the levels we expect.

If coverage is unavailable or reimbursement from third-party payors for treatments using our products significantly declines, psychiatrists may be reluctant to use our products.

In the United States, sales of our products will depend, in part, on the extent to which the treatment sessions using our products are covered and reimbursed by third-party payors, including private insurers and government healthcare programs. Even if a third-party payor covers a particular treatment that uses our products, the resulting reimbursement rate may not be adequate to cover a provider’s cost to purchase our products or ensure such purchase is profitable for the provider. Further, patients who are treated in-office for a medical condition generally rely on third-party payors to reimburse all or part of the costs associated with the treatment and may be unwilling to undergo such treatment in the absence of coverage and adequate reimbursement, or due to large annual deductibles associated with certain health insurance plans.

Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that a treatment is neither experimental nor investigational, safe, effective, and medically necessary, appropriate for the specific patient, cost-effective, supported by peer-reviewed medical journals and included in clinical practice guidelines.

In the United States, there is no uniform policy of coverage and reimbursement among third-party payors. Third-party payors often rely upon Medicare coverage policies and payment limitations in setting their own reimbursement policies, but also have their own methods and approval process apart from Medicare coverage and reimbursement determinations. Therefore, coverage and reimbursement for treatments can differ significantly from payor to payor. Decisions regarding the extent of coverage and amount of reimbursement to be provided for an in-office treatment is made on a plan-by-plan basis. One payor’s determination to provide coverage for a specific treatment does not assure that other payors will also provide coverage, and adequate reimbursement.

In addition, the federal government and state legislatures have continued to implement cost containment programs, including price controls and restrictions on coverage and reimbursement. To contain costs, governmental healthcare programs and third-party payors are increasingly challenging the price, scrutinizing the medical necessity and reviewing the cost-effectiveness of medical treatments.

Outside of the United States, reimbursement systems vary significantly by country. Many foreign markets, including Japan, have government-managed healthcare systems that govern reimbursement for psychiatric treatments and procedures. Additionally, some foreign reimbursement systems provide for limited payments in a given period and therefore result in extended payment periods. If adequate levels of reimbursement from third-party payors outside of the United States are not obtained, international sales of our products may not materialize or grow significantly.

The marketability of our products may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. Even if favorable coverage and reimbursement status is attained, less favorable coverage policies and reimbursement rates may be implemented in the future.

If we are unable to adequately train psychiatrists and other treatment providers on the safe and appropriate use of our products, we may be unable to achieve our expected growth.

There is a learning process involved for treatment providers to become proficient in the use of our products, which requires us to spend considerable time and resources for training. It is critical to the success of our commercialization efforts to train a sufficient number of psychiatrists and to provide them with adequate, ongoing instruction and training in the use of our products. This training process generally requires psychiatrists to review and study product materials, engage in multi-day, hands-on training sessions for up to four hours a day and participate in a multi-day observational period prior to treating patients independently. This training process may also take longer than expected or be more complicated than the psychiatrists or their personnel are comfortable with and may therefore affect our ability to increase sales. Convincing psychiatrists to dedicate the time and energy necessary for adequate training is challenging, and we may not be successful in these efforts.

Psychiatrists and patients may be slow to adopt and use TMS therapies.

TMS therapy is an emerging treatment option for patients suffering from MDD. As a result, psychiatrist and patient awareness of TMS therapy as a treatment option for MDD, and experience with TMS therapies, is limited. Our success depends in large part on our ability to educate and train psychiatrist and patients, and successfully demonstrate the safety, tolerability, ease of use, efficacy, cost effectiveness and other merits of our NeuroStar Advanced Therapy System. We have been engaging in an active marketing campaign to raise awareness of our NeuroStar Advanced Therapy System and its benefits among psychiatrists, but we cannot assure you that these efforts will be successful or that they will not prove to be cost-prohibitive. Some psychiatrists may also find the initial patient set up and the subsequent procedures for future treatment sessions to be difficult or complicated, or could be wary of the initial investment required for the purchase of the NeuroStar Advanced Therapy System, which may impact their decision to purchase or use the NeuroStar Advanced Therapy System as part of their practice. Similarly, psychiatrists may find it difficult to hire additional staff, allocate sufficient space or operationalize our NeuroStar Advanced Therapy System, which could slow its adoption.

In addition, psychiatrists may not derive sufficient cash flow from using the NeuroStar Advanced Therapy Systems due to their own practice economics or otherwise. Failure to achieve economic benefits from the purchase or use of the NeuroStar Advanced Therapy System would adversely affect our customers’ purchase of treatment sessions. These factors could also reduce the number of procedures performed using our NeuroStar Advanced Therapy System, and if we do not facilitate the utilization of our products by our customers, our revenues and results of operations could be harmed.

In addition, in January 2018, we completed enrollment in a multicenter, prospective, randomized, sham controlled, double-blind pivotal clinical trial to evaluate our NeuroStar Advanced Therapy System to treat adolescents with MDD. Based on a preliminary analysis we conducted in the second quarter of 2018, the primary endpoint in the initial phase of the ongoing trial was not met. These clinical trial results may have a potential adverse impact on the market perception of our NeuroStar Advanced Therapy System.

Our success depends in part upon patient satisfaction with the effectiveness of our NeuroStar Advanced Therapy System.

In order to generate repeat and referral business, patients must be satisfied with the effectiveness of our NeuroStar Advanced Therapy System. Clinical studies demonstrate that, in order to be effective, our products must be used for a period of four to six weeks, and require a patient to return to a psychiatrist’s office five days a week during that period in order to receive the recommended course of treatment. Since patients who achieve response or remission using our therapy will obtain these results gradually over this treatment period, their perception of their results may vary depending on their compliance with the prescribed treatment course.

We train our psychiatrist customers to select the appropriate patient candidates for treatment using the NeuroStar Advanced Therapy System, explain to their patients the time-period over which the results from a treatment course can be expected to occur, and measure the success of treatments using medical guidelines. However, our psychiatrist customers may not select appropriate patient candidates for NeuroStar Advanced Therapy treatment, which may produce results that may not meet patients’ expectations. In addition, the efficacy of treatment is dependent on proper patient set up at the initial treatment session and duplication of that set up at future treatment sessions. To the extent psychiatrists do not make the proper measurements for a specific patient or use the same procedures at each treatment session, it could result in variability of the treatment efficacy and results for the patient. If patients are not satisfied with the results of our NeuroStar Advanced Therapy System, our reputation and future sales will suffer.

We operate in a very competitive environment and if we are unable to compete successfully against our existing or potential competitors, our sales and operating results may be negatively affected.

Our currently marketed products are, and any future products we develop and commercialize will be, subject to intense competition. The industry in which we operate is subject to rapid change and is highly sensitive to the introduction of new products or other market activities of current or new industry participants. Our ability to compete successfully will depend on our ability to develop products that reach the market in a timely manner, to receive adequate coverage and reimbursement from third-party payors, and to successfully demonstrate to psychiatrists and patients the merits of our products compared to those of our competitors. If we are not successful in convincing others of the merits of our products or educating them on the use of our products, they may not use our products or use them effectively and we may be unable to increase our sales.

We have competitors that sell other forms of TMS therapy, including Brainsway, Magstim Magventure, CloudTMS and Nexstim, that compete directly with the NeuroStar Advanced Therapy System. Competing TMS therapy companies may develop treatments that can be administered for shorter time periods, that have improved efficacy when compared to our products, or that require a less significant investment of resources from psychiatrists. We also face competition from pharmaceutical and other companies that develop competitive products, such as antidepressant medications. Our commercial opportunity could be reduced or eliminated if these competitors develop and commercialize antidepressant medications or other treatments that are safer or more effective than the NeuroStar Advanced Therapy System. At any time, these and other potential market entrants may develop treatment alternatives that may render our products uncompetitive.

In addition, our competitors may have more established distribution networks than we do, or may be acquired by enterprises that have more established distribution networks than we do. Our competitors may also develop and patent processes or products earlier than we can or obtain domestic or international regulatory clearances or approvals for competing products more rapidly than we can, which could impair our ability to develop and commercialize similar products. We also compete with our competitors in acquiring technologies and technology licenses complementary to our products or advantageous to our business. In addition, we compete with our competitors to engage the services of independent distributors outside the United States, both those presently working with us and those with whom we hope to work as we expand.

We may face difficulties encountered by companies in new and evolving markets.

In assessing our prospects, you must consider the risks and difficulties frequently encountered by companies in new and evolving markets. These risks include our ability to:

•	manage rapidly changing and expanding operations;

•	increase awareness of our brand and strengthen customer loyalty;

•	successfully execute our business and marketing strategy;

•	respond effectively to competitive pressures and developments;

•	continue to develop and enhance our products and products in development;

•	obtain regulatory clearance or approval to commercialize new products and enhance our existing products;

•	refrain from infringing on the intellectual property rights of others, and maintaining appropriate legal policies and procedures;

•	expand our presence in existing and commence operations in new international markets; and

•	attract, retain and motivate qualified personnel.

If we are unable to successfully expand our sales and customer support team and adequately address our customers’ needs, it could negatively impact sales and market acceptance of our products and we may never generate sufficient revenues to achieve or sustain profitability.

As of March 31, 2018, our sales organization consisted of five independent distributors in five countries, and 106 professionals on our sales and customer support team. Our operating results are directly dependent upon the sales and marketing efforts of our sales and customer support team and our independent third party distributors outside of the United States. If our employees or our independent distributors fail to adequately promote, market and sell our products, our sales could significantly decrease.

In addition, our future sales will largely depend on our ability to increase our marketing efforts and adequately address our customers’ needs. We believe it is necessary to expand our sales force, including by hiring additional sales representatives or distributors with specific technical backgrounds that can support our customers’ needs.

As we launch new products, expand our product offerings to new indications and increase our marketing efforts with respect to existing products, we will need to expand the reach of our marketing and sales networks. Our future success will depend largely on our ability to continue to hire, train, retain and motivate skilled employees, and distributors with significant technical knowledge in various areas. New hires require training and take time to achieve full productivity. If we fail to train new hires adequately, or if we experience high turnover in our sales force in the future, new hires may not become as productive as may be necessary to maintain or increase our sales. If we are unable to expand our sales and marketing capabilities domestically and internationally, we may be unable to effectively commercialize our products.

The loss of our senior management or our inability to attract and retain highly skilled executives, salespeople and product development personnel could negatively impact our business.

Our success depends on the skills, experience and performance of the members of our executive management team. The individual and collective efforts of these employees will be important as we continue to develop our products and as we expand our commercial activities. We believe that it is challenging to identify individuals with the requisite skills to serve in many of our key positions, and the loss or incapacity of existing members of our executive management team could negatively impact our operations. Other than our Chief Executive Officer, we do not maintain key man life insurance with any of our employees. The existence of our Chief Executive Officer’s employment agreement does not guarantee our retention of our Chief Executive Officer for any period of time.

Our commercial, supply chain and research and development programs and operations depend on our ability to attract and retain highly skilled managers, salespeople and product development and customer training personnel. We may be unable to attract or retain qualified managers, salespeople or product development and customer training personnel in the future due to the competition for qualified personnel in the medical treatment and device fields. We also face competition from universities and public and private research institutions in recruiting and retaining highly qualified scientific personnel. Recruiting and retention difficulties can limit our ability to support our commercial, supply chain and research and development programs. The loss of key employees, the failure of any key employee to perform or our inability to attract and retain skilled employees, as needed, or an inability to effectively plan for and implement a succession plan for key employees could harm our business.

Our long-term growth depends on our ability to commercialize our approved products for current and future indications and to develop and commercialize additional products through our research and development efforts. If we fail to do so we may be unable to compete effectively.

In order to increase our future revenues, we must successfully enhance our existing product offerings and introduce new products in response to changing customer demands and competitive pressures and technologies. Our industry is characterized by intense competition, including from lower-cost competitors, rapid technological changes, new product introductions and enhancements and evolving industry standards. We also face competition from large pharmaceutical companies with greater capital. Our business prospects depend in part on our ability to develop and commercialize new products and applications for our technology, including in new markets that develop as a result of technological, pharmaceutical and scientific advances, while improving the performance and cost-effectiveness of our products. New pharmaceutical products, technologies, techniques or other products could emerge that might offer better combinations of price and performance than our products. It is important that we anticipate changes in technology and market demand, as well as psychiatrist practices to successfully develop, obtain clearance or approval, if required, and successfully introduce new, enhanced and competitive technologies to meet our prospective customers’ needs on a timely and cost-effective basis.

We might be unable to successfully further commercialize or develop or obtain regulatory clearances or approvals to market new products or our existing products for additional indications. For example, our NeuroStar Advanced Therapy System did not meet the primary endpoint in the initial phase of the clinical trial of adolescents with MDD. While we intend to complete the remaining phases of this clinical trial, in light of these results we are unlikely to seek clearance for this indication. Additionally, these products and any future products, even if cleared, might not be accepted by psychiatrists or the third-party payors who reimburse for the procedures performed with our products. The success of any new product offering or enhancement to an existing product will depend on numerous additional factors, including our ability to:

•	properly identify and anticipate clinician and patient needs;

•	demonstrate the benefits associated with the use or our products when compared to the products and devices of our competitors;

•	develop and introduce new products or product enhancements in a timely manner;

•	adequately protect our intellectual property and avoid infringing upon the intellectual property rights of third parties;

•	demonstrate the safety and efficacy of new products; and

•	obtain the necessary regulatory clearances or approvals for new products or product enhancements.

If we do not develop and obtain regulatory clearances or approvals for new products or indications or product enhancements in time to meet market demand, or if there is insufficient demand for these products or enhancements, our results of operations will suffer. Our research and development efforts may require a substantial investment of time and resources before we are adequately able to determine the commercial viability of a new product, technology, material or other innovation. In addition, even if we are able to develop enhancements or new generations of our products successfully, these enhancements or new generations of products may not produce sales in excess of the costs of development and they may be quickly rendered obsolete by changing customer preferences or the introduction by our competitors of products embodying new technologies or features.

Nevertheless, we must carefully manage our introduction of new products. If potential customers believe such products will offer enhanced features or be sold for a more attractive price, they may delay purchases until such products are available. We may also have excess or obsolete inventory as we transition to new products, and we have limited experience in managing product transitions.

We rely on single-source suppliers for some components used in our NeuroStar Advanced Therapy System and on a single manufacturer for the assembly of our NeuroStar Advanced Therapy System, and we may be unable to find replacements or immediately transition to alternative parties for these components.

We rely on single-source suppliers for some components used in our NeuroStar Advanced Therapy System, and we do not have long-term supply contracts with these suppliers. Furthermore, we rely on a single manufacturer for the assembly of the mobile console and patient positioning system used in our NeuroStar Advanced Therapy System. For us to be successful, our suppliers and contract manufacturer must be able to provide us with components in substantial quantities, in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable costs and on a timely basis. While these suppliers have generally met our demand requirements on a timely basis in the past, their ability and willingness to continue to do so going forward may be limited for several reasons, including our lack of long-term agreements with those suppliers, our relative importance as a customer of those suppliers, or, as applicable, their ability to produce the components for or provide assembly services to manufacture our NeuroStar Advanced Therapy System. An interruption in our commercial operations could occur if we encounter delays or difficulties in securing these components or manufactured products, if we cannot obtain an acceptable substitute.

Any transition to a new supplier or contract manufacturer could be time-consuming and expensive, may result in interruptions in our operations and product delivery, could affect the performance specifications of our NeuroStar Advanced Therapy System or could require that we modify its design. If we are required to change our contract manufacturer, we will be required to verify that the new manufacturer maintains facilities, procedures and operations that comply with our quality and applicable regulatory requirements, which could further impede our ability to manufacture our products in a timely manner. If the change in manufacturer results in a significant change to any product, a new 510(k) clearance from the FDA or similar non-U.S. regulatory authorization may be necessary before we implement the change, which could cause a substantial delay. We cannot assure you that we will be able to identify and engage alternative suppliers or contract manufacturers on similar terms or without delay. Furthermore, our contract manufacturer could require us to move to a different production facility. The occurrence of any of these events could harm our ability to meet the demand for our NeuroStar Advanced Therapy System in a timely and cost-effective manner.

We may be unable to manage our anticipated growth effectively, which could make it difficult to execute our business strategy.

We have been growing rapidly and have a relatively short history of operating as a commercial company. For example, our revenues grew from $34.2 million for the year ended December 31, 2016 to $40.4 million for the year ended December 31, 2017, and from $7.5 million for the three months ended March 31, 2017 to $10.2 million for the three months ended March 31, 2018. We intend to continue to grow our business operations and may experience periods of rapid growth and expansion. This anticipated growth could create a strain on our organizational, administrative and operational infrastructure, including our supply chain operations, quality control, technical support and customer service, sales force management and general and financial administration. We may be unable to maintain the quality, or delivery timelines, of our products or customer service or satisfy customer demand if our business grows too rapidly. Our ability to manage our growth properly will require us to continue to improve our operational, financial and management controls, and our reporting systems and procedures. We may implement new enterprise software systems in a number of areas affecting a broad range of business processes and functional areas. The time and resources required to implement these new systems is uncertain and failure to complete this in a timely and efficient manner could harm our business.

As our commercial operations and sales volume grow, we will need to continue to increase our workflow capacity for our supply chain, customer service, training and education personnel, billing, accounting reporting and general process improvements and expand our internal quality assurance program, among other things. Because our products require us to devote significant resources to training our customers on the use, and educating our customers on the benefits, of our products, we will be required to expand these personnel as we increase our sales efforts. We may not successfully implement these increases in scale or the expansion of our personnel, which could harm our business.

We rely and in the future expect to rely on a network of third-party distributors to market and distribute our products internationally, and if we are unable to maintain and expand this network, we may be unable to generate anticipated sales.

We rely, and expect to rely in the future, on a network of third-party distributors to market and distribute our products in international markets. We currently sell our products in five countries outside of the United States and plan to market and sell our products through our exclusive distribution agreement in Japan once we attain reimbursement approval. We are assessing the opportunity to continue expanding into other international markets. We may face significant challenges and risks in managing a geographically dispersed distribution network. We have limited ability to control any third-party distributors. Our distributors may be unable to successfully market and sell our products and may not devote sufficient time and resources to support the marketing, sales, education and training efforts that we believe enable the products to develop, achieve or sustain market acceptance. Additionally, in some international jurisdictions, we rely on our distributors to manage the regulatory process, while complying with all applicable rules and regulations, and we are dependent on their ability to do so effectively. In addition, if a dispute arises with a distributor or if a distributor is terminated by us or goes out of business, it may take time to locate an alternative distributor, to seek appropriate regulatory approvals and to train new personnel to market our products, and our ability to sell those systems in the region formerly serviced by such terminated distributor could be harmed. Any of these factors could reduce our revenues from affected markets, increase our costs in those markets or damage our reputation. In addition, if an independent distributor were to depart and be retained by one of our competitors, we may be unable to prevent that distributor from helping competitors solicit business from our existing customers, which could further adversely affect our sales. As a result of our reliance on third-party distributors, we may be subject to disruptions and increased costs due to factors beyond our control, including labor strikes, third-party error and other issues. If the services of any of these third-party distributors become unsatisfactory, we may experience delays in meeting our customers’ demands and we may be unable to find a suitable replacement on a timely basis or on commercially reasonable terms. Any failure to deliver products in a timely manner may damage our reputation and could cause us to lose potential customers.

We face risks associated with our international business.

We currently market and sell our products in five countries outside of the United States, including Japan, and plan to market and sell our products through our exclusive distribution agreement in Japan. Once we attain satisfactory reimbursement approval, we expect that sales of our NeuroStar Advanced Therapy System in Japan will increase.

The sale and shipment of our products across international borders, as well as the purchase of components and products from international sources, subjects us to extensive U.S. and other foreign governmental trade, import and export and customs regulations and laws. Compliance with these regulations and laws is costly and exposes us to penalties for non-compliance. We expect our international activities will be dynamic over the foreseeable future as we continue to pursue opportunities in international markets. Our international business operations are subject to a variety of risks, including:

•	difficulties in staffing and managing foreign and geographically dispersed operations, to the extent we establish non-U.S. operations;

•	differing and multiple payor reimbursement regimes, government payors or patient self-pay systems;

•	difficulties in determining and creating the proper sales pathway in new, international markets;

•	compliance with various U.S. and international laws, including export control laws and the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, and anti-money laundering laws;

•	differing regulatory requirements for obtaining clearances or approvals to market our products;

•	changes in, or uncertainties relating to, foreign rules and regulations that may impact our ability to sell our products, perform services or repatriate profits to the United States;

•	tariffs and trade barriers, export regulations, sanctions and other regulatory and contractual limitations on our ability to sell our products in certain foreign markets;

•	potential adverse tax consequences, including imposition of limitations on or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries or joint ventures;

•	imposition of differing labor laws and standards;

•	armed conflicts or economic, political or social instability in foreign countries and regions;

•	fluctuations in foreign currency exchange rates;

•	an inability, or reduced ability, to protect our intellectual property, including any effect of compulsory licensing imposed by government action; and

•	availability of government subsidies or other incentives that benefit competitors in their local markets that are not available to us.

We are assessing the opportunity to expand into other international markets. However, our expansion plans may not be realized, or if realized, may not be successful. We expect each market to have particular regulatory hurdles to overcome, and future developments in these markets, including the uncertainty relating to governmental policies and regulations, could harm our business.

Our employees, consultants, distributors and other commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk that our employees, consultants, distributors and other commercial partners may engage in inappropriate, fraudulent or illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or other unauthorized activities that violate the regulations of the FDA and other U.S. healthcare regulators, as well as non-U.S. regulators, including by violating laws requiring the reporting of true, complete and accurate information to such regulators, manufacturing standards, healthcare fraud and abuse laws and regulations in the United States and abroad or laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and business arrangements in the healthcare industry, including the sale of medical devices, are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. It is not always possible to identify and deter misconduct by our employees, distributors and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. These risks may be more pronounced, and we may find that the processes and policies we have implemented are not effective at preventing misconduct. If any actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, individual imprisonment, disgorgement, possible exclusion from participation in government healthcare programs, additional reporting obligations and oversight if we becomes subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings and the curtailment of our operations. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees, and divert the attention of management in defending ourselves against any of these claims or investigations.

We rely in part on third parties to conduct our clinical trials. If these third parties fail to perform their duties on time or as expected, we may not be able to obtain regulatory approval for additional indications that we may seek for the NeuroStar Advanced Therapy System.

Our clinical trials are managed by our own staff and personnel, but we rely in part upon certain third-parties, including clinical trial sites, medical institutions, clinical research organizations, or CROs, and private practices, for, among other things, site monitoring, statistical work and electronic data capture in our clinical trials. Nevertheless, we are responsible for ensuring that each of our clinical trials is conducted in accordance with applicable protocols, and legal, regulatory and scientific standards, including current good clinical practices, or cGCPs, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for clinical trials. If we or any such third parties fail to comply with applicable cGCPs, the clinical data generated in such trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving a marketing application for any particular indication. In addition, if such third parties do not devote sufficient time and resources to our clinical trials or otherwise carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they assist in obtaining is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates in a specified indication.

If product liability lawsuits are brought against us, our business may be harmed, and we may be required to pay damages that exceed our insurance coverage.

Our business exposes us to potential product liability claims that are inherent in the testing, manufacture and sale of medical devices for the treatment of MDD. Our treatments are designed for patients who suffer from significant psychiatric disorders, and these patients are more likely to experience significant adverse health outcomes, which could increase the risk of product liability lawsuits. Furthermore, if psychiatrists are not sufficiently trained in the use of our products, they may misuse or ineffectively use our products, which may result in unsatisfactory patient outcomes. We could become the subject of product liability lawsuits alleging that component failures, malfunctions, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information resulted in an unsafe condition or injury to patients.

Regardless of the merit or eventual outcome, product liability claims may result in:

•	decreased demand for our products;

•	injury to our reputation;

•	significant litigation costs;

•	substantial monetary awards to or costly settlements with patients;

•	product recalls;

•	material defense costs;

•	loss of revenues;

•	the inability to commercialize new products or product candidates; and

•	diversion of management attention from pursuing our business strategy.

Our existing product liability insurance coverage may be inadequate to protect us from any liabilities we might incur. If a product liability claim or series of claims is brought against us for uninsured liabilities or in excess of our insurance coverage, our business could suffer. Any product liability claim brought against us, with or without merit, could result in the increase of our product liability insurance rates or the inability to secure coverage in the future. In addition, a recall of some of our products, whether or not the result of a product liability claim, could result in significant costs and loss of customers.

Our insurance policies protect us only from some business risks, which will leave us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include general liability, cybersecurity liability, employee benefits liability, property, umbrella, workers’ compensation, products and clinical trial liability and directors’ and officers’ insurance. We do not know, however, if these policies will provide us with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations.

We bear the risk of warranty claims on our products.

We bear the risk of warranty claims on the products we supply for two years from the date of delivery. We have a warranty reserve of $0.6 million at March 31, 2018. There can be no assurance that we will not face increased claims in the future. We may not be successful in claiming recovery under any warranty or indemnity provided to us by our suppliers or vendors in the event of a successful warranty claim against us by a customer or that any recovery from such vendor or supplier would be adequate. In addition, warranty claims brought by our customers related to third-party components may arise after our ability to bring corresponding warranty claims against such suppliers expires, which could result in costs to us.

We could be negatively impacted by violations of applicable anti-corruption laws or violations of our internal policies designed to ensure ethical business practices.

We operate in a number of countries throughout the world, including in countries that do not have as strong a commitment to anti-corruption and ethical behavior that is required by U.S. laws or by our corporate policies. We are subject to the risk that we, our U.S. employees or any future employees or consultants located in other jurisdictions or any third parties such as our distributors that we engage to do work on our behalf in foreign countries may take action determined to be in violation of anti-corruption laws in any jurisdiction in which we conduct business, including the FCPA. The FCPA generally prohibits covered entities and their intermediaries from engaging in bribery or making other prohibited payments, offers or promises to foreign officials for the purpose of obtaining or retaining business or other advantages. In addition, the FCPA imposes recordkeeping and internal controls requirements on publicly traded corporations and their foreign affiliates, which are intended to, among other things, prevent the diversion of corporate funds to the payment of bribes and other improper payments, and to prevent the establishment of “off books” slush funds from which such improper payments can be made.

We will face significant risks if we fail to comply with the FCPA and other laws that prohibit improper payments, offers or promises of payment to foreign governments and their officials and political parties by us and other business entities for the purpose of obtaining or retaining business or other advantages. In many foreign countries, particularly in countries with developing economies, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA or other laws and regulations. We have implemented or are in the process of implementing company policies relating to compliance with the FCPA and similar laws. However, such policies may not be effective at preventing all potential FCPA or other violations. Although our agreements with our international distributors state our expectations for our distributors’ compliance with U.S. laws, including the FCPA, and provide us with various remedies upon any non-compliance, including the ability to terminate the agreement, our distributors may not comply with U.S. laws, including the FCPA.

Any violation of the FCPA or any similar anti-corruption law or regulation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions and might harm our business, financial condition or results of operations.

If we experience significant disruptions in our information technology systems, our business may be adversely affected.

We depend on our information technology systems for the efficient functioning of our business, including for our TrakStar system and accounting, data storage, compliance, purchasing and inventory management. We do not have redundant systems at this time. While we will attempt to mitigate interruptions, we may experience difficulties in implementing upgrades to our information technology systems, which would impact our business operations, or experience difficulties in operating our business during the upgrade, either of which could disrupt our operations, including our ability to provide customers with data on patient outcomes, track the usage of our products, timely ship and track product orders, project inventory requirements, manage our supply chain and otherwise adequately service our customers or disrupt our customers’ ability to access patient data or use our products for treatments. In the event we experience significant disruptions as a result of the current implementation of our information technology systems, we may be unable to repair our systems in an efficient and timely manner. Accordingly, such events may disrupt or reduce the efficiency of our entire operation and have a material adverse effect on our results of operations and cash flows. Currently we carry business interruption coverage to mitigate any potential losses, but we cannot be certain that such potential losses will not exceed our policy limits.

We are increasingly dependent on sophisticated information technology for our infrastructure. Our information systems require an ongoing commitment of significant resources to maintain, protect and enhance existing systems. Failure to maintain or protect our information systems and data integrity effectively could have a materially adverse effect on our business.

Performance issues, service interruptions or price increases by our shipping carriers could adversely affect our business and harm our reputation and ability to provide our services on a timely basis.

Expedited, reliable shipping is essential to our operations. We rely heavily on providers of transport services for reliable and secure point-to-point transport of our products to our customers and for tracking of these shipments. Should a carrier encounter delivery performance issues such as loss, damage or destruction of any systems, it would be costly to replace such systems in a timely manner and such occurrences may damage our reputation and lead to decreased demand for our products and increased cost and expense to our business. In addition, any significant increase in shipping rates could adversely affect our operating margins and results of operations. Similarly, strikes, severe weather, natural disasters or other service interruptions affecting delivery services we use would adversely affect our ability to process orders for our products on a timely basis.

Security and privacy breaches may expose us to liability and harm our reputation and business.

As part of our business we receive and process information about our customers, partners and their patients, including protected health information, or PHI, and we may store or contract with third parties to store our customers’ data, including PHI. PHI, a subset of individually identifiable information, is regulated at the federal level by the Health Insurance Portability and Accountability Act, or HIPAA, as amended by the Health Information and Technology for Economic and Clinical Health Act of 2009, or HITECH, and by various laws at the state level, as more fully described below. We are required to safeguard PHI in accordance with HIPAA and, as a business associate, we are also directly liable for compliance with HIPAA.

While we implemented security measures relating to our NeuroStar Advanced Therapy System and TrakStar database, specifically, and our operations, generally, those measures may not prevent security breaches that could harm our business. Advances in computer capabilities, inadequate technology or facility security measures or other factors may result in a compromise or breach of our systems and the data and PHI we store and process. Our security measures may be breached as a result of actions by third parties or employee error or malfeasance. A party who is able to circumvent our security measures or exploit inadequacies in our security measures, could, among other things, misappropriate proprietary information, including information about our customers and their patients, cause the loss or disclosure of some or all of this information, cause interruptions in our or our customers’ operations or expose our customers to computer viruses or other disruptions or vulnerabilities. Any compromise of our systems or the data we store or process could implicate reporting requirements under HIPAA, result in a loss of confidence in the security of our software, damage our reputation, disrupt our business, lead to legal liability and adversely affect our results of operations. Moreover, a compromise of our systems could remain undetected for an extended period of time, exacerbating the impact of that compromise. Actual or perceived vulnerabilities may lead to claims against us by our customers, their patients or other third parties, including the federal and state governments. While our customer agreements typically contain provisions that seek to limit our liability, there is no assurance these provisions will be enforceable and effective under applicable law. In addition, the cost and operational consequences of implementing further data protection measures could be significant.

Employment litigation and unfavorable publicity could negatively affect our future business.

Employees may, from time to time, bring lawsuits against us regarding injury, creating a hostile work place, discrimination, wage and hour, sexual harassment and other employment issues. In recent years there has been an increase in the number of discrimination and harassment claims generally. Coupled with the expansion of social media platforms and similar devices that allow individuals access to a broad audience, these claims have had a significant negative impact on some businesses. Companies that have faced employment or harassment related lawsuits have had to terminate management or other key personnel, and have suffered reputational harm that has negatively impacted their sales. If we were to face any employment related claims, our business could be negatively affected.

The recently passed comprehensive tax reform bill could adversely affect our business and financial condition.

On December 22, 2017, President Trump signed into law new legislation, (Pub. L. 115-97), commonly referred to as the Tax Cuts and Jobs Act of 2017, that significantly revises the Internal Revenue Code of 1986, as amended. The newly enacted federal income tax law, among other things, contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for interest expense to 30% of adjusted earnings (except for certain small businesses), limitation of the deduction for net operating losses to 80% of current year taxable income and elimination of net operating loss carrybacks, one time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, elimination of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits. Notwithstanding the reduction in the corporate income tax rate, the overall impact of the new federal tax law is uncertain and our business and financial condition could be adversely affected. In addition, it is uncertain how various states will respond to the newly enacted federal tax law. The impact of this tax reform on holders of our common stock is also uncertain and could be adverse. We urge our stockholders to consult with their legal and tax advisors with respect to this legislation and the potential tax consequences of investing in or holding our common stock.

Our effective tax rate may fluctuate, and we may incur obligations in tax jurisdictions in excess of accrued amounts.

We are subject to taxation in numerous U.S. states and territories. As a result, our effective tax rate is derived from a combination of applicable tax rates in the various places that we operate. In preparing our financial statements, we estimate the amount of tax that will become payable in each of such places. Nevertheless, our effective tax rate may be different than experienced in the past due to numerous factors, including passage of the newly enacted federal income tax law, changes in the mix of our profitability from state to state, the results of examinations and audits of our tax filings, our inability to secure or sustain acceptable agreements with tax authorities, changes in accounting for income taxes and changes in tax laws. Any of these factors could cause us to experience an effective tax rate significantly different from previous periods or our current expectations and may result in tax obligations in excess of amounts accrued in our financial statements.

Our operations are vulnerable to interruption or loss due to natural or other disasters, power loss, strikes and other events beyond our control.

A major earthquake, fire or other disaster, such as a major flood, seasonal storms, or terrorist attack affecting our facilities, or those of our third-party manufacturers or suppliers, could significantly disrupt our or their operations, and delay or prevent product shipment or installation during the time required to repair, rebuild or replace our third-party manufacturers or suppliers’ damaged manufacturing facilities. These delays could be lengthy and costly. If any of our manufacturers’, suppliers’ or customers’ facilities are negatively impacted by a disaster, shipments of our products could be delayed. Additionally, customers may delay purchases of our products until operations return to normal. Even if we are able to quickly respond to a disaster, the ongoing effects of the disaster could create some uncertainty in the operations of our business. In addition, our or their facilities may be subject to a shortage of available electrical power and other energy supplies. Any shortages may increase our costs for power and energy supplies or could result in blackouts, which could disrupt the operations of our affected facilities and harm our business. In addition, concerns about terrorism, the effects of a terrorist attack, political turmoil or an outbreak of epidemic diseases could have a negative effect on our operations.

We may seek to grow our business through acquisitions or investments in new or complementary businesses, products or technologies, through the licensing of products or technologies from third parties. The failure to manage acquisitions, investments, licenses or other strategic alliances, or the failure to integrate them with our existing business, could harm our business.

Our success depends in part on our ability to continually enhance and broaden our product offerings in response to changing customer demands, competitive pressures, technologies and market pressures. Accordingly, from time to time we may consider opportunities to acquire, make investments in or license other technologies, products and businesses that may enhance our capabilities, complement our current products or expand the breadth of our markets or customer base. Potential and completed acquisitions, strategic investments, licenses and other alliances involve numerous risks, including:

•	difficulty assimilating or integrating acquired or licensed technologies, products or business operations;

•	issues maintaining uniform standards, procedures, controls and policies;

•

unanticipated costs associated with acquisitions or strategic alliances, including the assumption of unknown or contingent liabilities and the incurrence of debt or future write-offs of intangible assets or goodwill;

•	diversion of management’s attention from our core business and disruption of ongoing operations;

•	adverse effects on existing business relationships with suppliers, distributors and customers;

•	risks associated with entering new markets in which we have limited or no experience;

•	potential losses related to investments in other companies;

•	potential loss of key employees of the acquired businesses; and

•	increased legal and accounting compliance costs.

We do not know if we will be able to identify acquisitions or strategic relationships we deem suitable, whether we will be able to successfully complete any such transactions on favorable terms or at all or whether we will be able to successfully integrate any acquired business, product or technology into our business or retain any key personnel, suppliers or distributors.

Foreign acquisitions involve unique risks in addition to those mentioned above, including those related to integration of operations across different cultures, languages and legal and regulatory environments, currency risks and the particular economic, political and regulatory risks associated with specific countries.

To finance any acquisitions, investments or strategic alliances, we may choose to issue shares of our common stock or other equity-linked securities as consideration, which could dilute the ownership of our stockholders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our common stock is low or volatile, we may be unable to consummate any acquisitions, investments or strategic alliances using our stock as consideration.

Risks Related to Intellectual Property

If we are not able to obtain and enforce patent protection for our technologies, products, or product candidates, development and commercialization of our products and product candidates may be adversely affected.

Our commercial success will depend in part on our success in obtaining and maintaining issued patents and other intellectual property rights in the United States and elsewhere and protecting our proprietary technology. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.

We have applied, and we intend to continue applying, for patents covering aspects of our technologies that we deem appropriate. However, the patent process is expensive and time consuming, and we may not be able to apply for patents on certain aspects of our current or future products and other technologies in a timely fashion, at a reasonable cost, in all jurisdictions, or at all, and any potential patent coverage we obtain may not be sufficient to prevent substantial competition. As of March 31, 2018, we owned or licensed 30 issued or allowed U.S. patents and 49 issued or allowed foreign patents and we owned or licensed seven pending U.S. patent applications and 14 pending foreign patent applications. Assuming all required fees are paid, issued U.S. patents owned by us will expire between 2019 and 2027.

We cannot offer any assurances about which, if any, patents will issue or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any patent applications we file may be challenged and may not result in issued patents or may be invalidated or narrowed in scope after they are issued. We also cannot provide any assurances that any of our patents have, or that any of our pending patent applications that mature into issued patents will include, claims with a scope sufficient to protect and provide exclusivity for our products, any additional features we develop for our products or any new products. Other parties may have designed around our claims or developed technologies that may be related or competitive to our platform, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patent applications, either by claiming the same methods or devices or by claiming subject matter that could dominate our patent position. Any successful opposition to these patents or any other patents owned by or, if applicable in the future, licensed to us could deprive us of rights necessary for the practice of our technologies or the successful commercialization of any products or product candidates that we may develop. Since patent applications in the US and most other countries are confidential for a period of time after filing, we cannot be certain that we or our licensors were the first to file any patent application related to our technologies, products, or product candidates. Furthermore, an interference proceeding can be provoked by a third party or instituted by the United States Patent and Trademark Office, or the USPTO, to determine who was the first to invent any of the subject matter covered by the patent claims of our applications for any application with an effective filing date before March 16, 2013.

The patent positions of medical device companies, including our patent position, may involve complex legal and factual questions, and, therefore, the scope, validity and enforceability of any patent claims that we may obtain cannot be predicted with certainty. Patents, if issued, may be challenged, deemed unenforceable, invalidated or circumvented. Once granted, patents may remain open to opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation action in court or before patent offices or similar proceedings for a given period after allowance or grant, during which time third parties can raise objections against such initial grant. Proceedings challenging our patents, which may continue for a protracted period of time, could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such proceedings may be costly. Thus, any patents that we may own may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding can result in a third party receiving the patent right sought by us, which in turn could affect our ability to commercialize our products.

Furthermore, though an issued patent is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Competitors may also be able to design around our patents. Other parties may develop and obtain patent protection for alternative and possibly more effective technologies, designs or methods. We may be unable to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, suppliers, vendors, former employees and current employees. The laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, and we may encounter significant problems in protecting our proprietary rights in these countries.

Our ability to enforce our patent rights depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful.

In addition, proceedings to enforce or defend our patents could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. If any of our patents covering our products are invalidated or found unenforceable, or if a court found that valid, enforceable patents held by third parties covered one or more of our products, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights. If we initiate lawsuits to protect or enforce our patents, or litigate against third party claims, such proceedings would be expensive and would divert the attention of our management and technical personnel.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

•	any of our patents, or any of our pending patent applications, if issued, or those of our licensors, will include claims having a scope sufficient to protect our products;

•	any of our pending patent applications or those of our licensors may issue as patents;

•

others will not or may not be able to make, use, offer to sell, or sell products that are the same as or similar to our own but that are not covered by the claims of the patents that we own or license;

•	we will be able to successfully commercialize our products on a substantial scale, if approved, before the relevant patents that we own or license expire;

•	we were the first to make the inventions covered by each of the patents and pending patent applications that we own or license;

•	we or our licensors were the first to file patent applications for these inventions;

•	others will not develop similar or alternative technologies that do not infringe the patents we own or license;

•	any of the patents we own or license will be found to ultimately be valid and enforceable;

•	any patents issued to us or our licensors will provide a basis for an exclusive market for our commercially viable products or will provide us with any competitive advantages;

•	a third party may not challenge the patents we own or license and, if challenged, a court would hold that such patents are valid, enforceable and infringed;

•	we may develop or in-license additional proprietary technologies that are patentable;

•	the patents of others will not have an adverse effect on our business;

•

our competitors do not conduct research and development activities in countries where we do not have enforceable patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we will develop additional proprietary technologies or products that are separately patentable; or

•	our commercial activities or products will not infringe upon the patents of others.

Where we obtain licenses from or collaborate with third parties, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from third parties, or such activities, if controlled by us, may require the input of such third parties. We may also require the cooperation of our licensors and collaborators to enforce any licensed patent rights, and such cooperation may not be provided. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. Moreover, if we do obtain necessary licenses, we will likely have obligations under those licenses, and any failure to satisfy those obligations could give our licensor the right to terminate the license. Termination of a necessary license, or expiration of licensed patents or patent applications, could have a material adverse impact on our business.

Our inability to effectively protect our proprietary technologies could harm our competitive position.

Although our competitors have utilized and are expected to continue utilizing technologies similar to ours, our success will depend upon our ability to protect and continue to develop proprietary technologies and products and to defend any advantages afforded to us relative to our competitors. If we do not protect our intellectual property adequately, competitors may be able to use our technologies and thereby erode any competitive advantages we may have. For example, patents for our core technology will begin to expire in the United States in 2024, and our patents outside of the United States are expected to remain in effect until between 2024 and 2035. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. We have agreements with our employees and selected consultants that obligate them to assign their inventions to us. If the employees and consultants who are parties to these agreements breach or violate the terms of these agreements, including by refusing or being unavailable to sign assignments, oaths, declarations or other documents, we may not have adequate remedies for any such breach or violation, and we could lose our rights in inventions through such breaches or violations. Furthermore, it is possible that technology relevant to our business will be independently developed by a person that is not a party to such an agreement.

The lives of our patents may not be sufficient to effectively protect our products and business.

Patents have a limited lifespan. In the US, the natural expiration of a patent is generally 20 years after its first effective non-provisional filing date. Although various extensions may be available, the life of a patent, and the protection it affords, is limited. Even if patents covering our technologies, products, or product candidates are obtained, once the patent life has expired, we may be open to competition. Patents covering some of our core technology have expired or will expire within the next five years. In addition, although upon issuance in the United States a patent’s life can be increased based on certain delays caused by the USPTO, this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. If we do not have sufficient patent life to protect our technologies, products, and product candidates, our business and results of operations will be adversely affected.

Litigation or other proceedings or third-party claims of intellectual property infringement could require us to spend significant time and money and could prevent us from selling our products.

Our commercial success will depend in part on not infringing the patents or violating the other proprietary rights of others. We cannot assure you that our operations do not, or will not in the future, infringe existing or future patents. Our activities may be subject to claims that we infringe or otherwise violate patents owned or controlled by third parties.

Numerous U.S. and foreign patents and pending patent applications exist in our market that are owned by third parties. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our products. We do not always conduct independent reviews of pending patent applications of and patents issued to third parties. Patent applications in the United States and elsewhere are typically published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Certain U.S. applications that will not be filed outside the U.S. can remain confidential until patents issue. In addition, patent applications in the United States and elsewhere can be pending for many years before issuance, or unintentionally abandoned patents or applications can be revived. Furthermore, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our technologies, our products or the use of our products. As such, there may be applications of others now pending or recently revived patents of which we are unaware. These applications may later result in issued patents, or the revival of previously abandoned patents, that will prevent, limit or otherwise interfere with our ability to make, use or sell our products.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history and can involve other factors such as expert opinion. Our interpretation of the relevance or the scope of claims in a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. Further, we may incorrectly determine that our technologies, products, or product candidates are not covered by a third party patent or may incorrectly predict whether a third party’s pending patent application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our products or product candidates.

Significant litigation regarding patent rights occurs in our industry. Third parties may, in the future, assert claims that we are employing their proprietary technology without authorization, including claims from competitors or from non-practicing entities that have no relevant product revenue and against whom our own patent portfolio may have no deterrent effect. As we continue to commercialize our products in their current or updated forms, launch new products and enter new markets, we expect competitors may claim that one or more of our products infringe their intellectual property rights as part of business strategies designed to impede our successful commercialization and entry into new markets. The large number of patents, the rapid rate of new patent applications and issuances, the complexities of the technology involved, and the uncertainty of litigation may increase the risk of business resources and management’s attention being diverted to patent litigation. Although we are presently unaware of any such third-party claims, in the future, we may receive letters or other threats or claims from third parties inviting us to take licenses under, or alleging that we infringe, their patents.

Moreover, we may become party to future adversarial proceedings regarding our patent portfolio or the patents of third parties. Such proceedings could include supplemental examination or contested post-grant proceedings such as review, reexamination, interference or derivation proceedings before the U.S. Patent and Trademark Office and challenges in U.S. District Court. Patents may be subjected to opposition, post-grant review or comparable proceedings lodged in various foreign, both national and regional, patent offices. The legal threshold for initiating litigation or contested proceedings may be low, so that even lawsuits or proceedings with a low probability of success might be initiated. Litigation and contested proceedings can also be expensive and time-consuming, regardless of the merit of the claims, and our adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we can.

Any lawsuits resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop making, selling or using products or technologies that allegedly infringe the asserted intellectual property;

•	lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property rights against others;

•	incur significant legal expenses;

•

pay substantial damages or royalties to the party whose intellectual property rights we may be found to be infringing, including enhanced damages if we are found to have willfully infringed or misappropriated such rights;

•	pay the attorney’s fees and costs of litigation to the party whose intellectual property rights we may be found to be infringing;

•	redesign those products that contain the allegedly infringing intellectual property, which could be costly, disruptive and infeasible; and

•

attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all, or from third parties who may attempt to license rights that they do not have.

Any litigation or claim against us, even those without merit, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. If we are found to infringe the intellectual property rights of third parties, we could be required to pay substantial damages (which may be increased up to three times of awarded damages) and/or substantial royalties and could be prevented from selling our products unless we obtain a license or are able to redesign our products to avoid infringement. Any such license may not be available on reasonable terms, if at all, and there can be no assurance that we would be able to redesign our products in a way that would not infringe the intellectual property rights of others. Even if such licenses are available, we could incur substantial costs related to royalty payments for licenses obtained from third parties, which could negatively affect our gross margins, and the rights may be non-exclusive, which could give our competitors access to the same technology or intellectual property rights licensed to us. We could encounter delays in product introductions while we attempt to develop alternative methods or products. If we fail to obtain any required licenses or make any necessary changes to our products or technologies, we may have to withdraw existing products from the market or may be unable to commercialize one or more of our products.

If we collaborate with third parties in the development of technology in the future, our collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to litigation or potential liability. Further, collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability. Also, we may be obligated under our agreements with our collaborators, licensors, suppliers and others to indemnify and hold them harmless for damages arising from intellectual property infringement by us.

In addition, we generally indemnify our customers and international distributors with respect to infringement by our products of the proprietary rights of third parties. Third parties may assert infringement claims against our customers or distributors. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers or distributors, regardless of the merits of these claims. If any of these claims succeed or settle, we may be forced to pay damages or settlement payments on behalf of our customers or distributors or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

In addition to patent protection, we also rely upon copyright and trade secret protection, unpatented know-how and continuing technological innovation to develop and maintain our competitive position, which we seek to protect through non-disclosure agreements and invention assignment agreements with our employees, consultants and third parties, to protect our confidential and proprietary information. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Such measures may not provide adequate protection for our proprietary information, for example, in the case of misappropriation of a trade secret by an employee, consultant, customer or third party with authorized access. Our security measures may not prevent an employee, consultant or customer from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Even though we use commonly accepted security measures, the criteria for protection of trade secrets can vary among different jurisdictions.

In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. Trade secrets will over time be disseminated within the industry through independent development, the publication of journal articles and the movement of personnel skilled in the art from company to company or academic to industry scientific positions. Though our agreements with third parties typically restrict the ability of our advisors, employees, collaborators, licensors, suppliers, third-party contractors and consultants to publish data potentially relating to our trade secrets, our agreements may contain certain limited publication rights. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. Because from time to time we expect to rely on third parties in the development, manufacture, and distribution of our products and provision of our services, we must, at times, share trade secrets with them. Despite employing the contractual and other security precautions described above, the need to share trade secrets increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our business and competitive position could be harmed.

We may be unable to enforce our intellectual property rights throughout the world.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. These challenges can be caused by the absence or inconsistency of the application of rules and methods for the establishment and enforcement of intellectual property rights outside of the United States. In addition, the legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to healthcare. This could make it difficult for us to stop infringement of our foreign patents, or the misappropriation of our other intellectual property rights. For example, some foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, some countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of our intellectual property.

Further, the standards applied by the USPTO and foreign patent offices in granting patents are not always applied uniformly or predictably. As such, we do not know the degree of future protection that we will have on our technologies, products, and product candidates. While we will endeavor to try to protect our technologies, products, and product candidates with intellectual property rights such as patents, as appropriate, the process of obtaining patents is time-consuming, expensive and sometimes unpredictable.

Third parties may assert ownership or commercial rights to inventions we develop.

Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property, including studies we commission or reports on the efficacy of our products. In addition, we may face claims by third parties that our agreements with employees, contractors or consultants obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such intellectual property. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property or may lose our exclusive rights in that intellectual property. Either outcome could harm our business and competitive position.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

We employ individuals who previously worked with other companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third party. Litigation may be necessary to defend against these claims. If we fail in defending any such claims or settling those claims, in addition to paying monetary damages or a settlement payment, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

Our patent rights may be affected by developments or uncertainty in the patent statute, patent case law or USPTO rules and regulations. There are a number of recent changes to the patent laws that may have a significant impact on our ability to protect our technology and enforce our intellectual property rights. For example, the United States has recently enacted and is currently implementing the America Invents Act of 2011, a wide-ranging patent reform legislation. These changes include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. As an example, the first to file provisions, which became effective March 2013, mean that the party that is first to file in the United States generally is awarded the patent rights, regardless of who invented first. This could have a negative impact on some of our IP and could increase uncertainties surrounding obtaining and enforcement or defense of our issued patents. Further, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain future patents, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts and the U.S. Patent and Trademark Office, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents or future patents.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the US in several stages over the lifetime of the patents and/or applications. We employ reputable professionals and rely on such third parties to help us comply with these requirements and effect payment of these fees with respect to the patents and patent applications that we own, and if we in-license intellectual property we may have to rely upon our licensors to comply with these requirements and effect payment of these fees with respect to any patents and patent applications that we license. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case.

If we fail to comply with our obligations under license or technology agreements with third parties, we may be required to pay damages and we could lose license rights that are critical to our business.

We license certain intellectual property, and in the future we may enter into additional agreements that provide us with licenses to valuable intellectual property or technology. These licenses impose various payment obligations on us. If we fail to comply with any of these obligations, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor could cause us to lose valuable rights, and could prevent us from distributing our products, or inhibit our ability to commercialize future products. Our business could suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed patents against infringing third parties, if the licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms.

Any collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our products.

Any future collaborations that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborations are subject to numerous risks, which may include that:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to collaborations;

•

collaborators may not pursue development and commercialization of our products or may elect not to continue or renew development or commercialization programs based on trial or test results, changes in their strategic focus due to the acquisition of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates;

•

a collaborator with marketing, manufacturing and distribution rights to one or more products may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out these activities;

•	we could grant exclusive rights to our collaborators that would prevent us from collaborating with others;

•

collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

•

disputes may arise between us and a collaborator that causes the delay or termination of the research, development or commercialization of our current or future products or that results in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated, and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable current or future products;

•

collaborators may own or co-own intellectual property covering our products that results from our collaborating with them, and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property; and

•	a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or descriptive determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. During trademark registration proceedings, we may receive rejections. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names.

Risks Related to Our Capital Structure

We may need to raise additional capital to fund our existing commercial operations, develop and commercialize new products and expand our operations.

Based on our current business plan, we believe that our current cash and cash equivalents as of March 31, 2018, availability of borrowing under our credit facility, anticipated cash receipts from sales of our products and net proceeds from this offering will be sufficient to meet our anticipated cash requirements through at least the next 24 months. If our available cash balances, potential future borrowing capacity, net proceeds from this offering and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements, including because of lower demand for our products as a result of the risks described in this prospectus, we may seek to sell common or preferred equity or debt securities, enter into an additional credit facility or another form of third-party funding or seek other debt financing. Our present and future funding requirements will depend on many other factors, including:

•	our ability to achieve revenue growth and improve operating margins;

•	our ability to improve or maintain coverage and reimbursement arrangements with domestic third-party and government payors;

•	our rate of progress in establishing coverage and reimbursement arrangements from international commercial third-party and government payors, particularly in Japan;

•	the cost of expanding our operations and offerings, including our sales and marketing efforts;

•	our rate of progress in, and cost of the sales and marketing activities associated with, establishing adoption of our products and maintaining or improving our sales to our current customers;

•	the cost of research and development activities, including research and development relating to additional indications;

•	the effect of competing technological and market developments;

•	costs related to international expansion; and

•	the potential cost of and delays in product development as a result of any regulatory oversight applicable to our products.

We may also consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons, including to:

•	expand our sales and marketing efforts to increase market adoption of our products and address competitive developments;

•	fund development and marketing efforts of any future products or additional features to then-current products;

•	acquire, license or invest in new technologies;

•	provide for supply and inventory costs associated with plans to accommodate potential increases in demand for our products

•	acquire or invest in complementary businesses or assets; and

•	finance capital expenditures and general and administrative expenses.

Additional capital may not be available to us at such times or in the amounts we need. Even if capital is available, it might be available only on unfavorable terms. Any issuance of additional equity or equity-linked securities could be dilutive to our existing stockholders, and any new equity securities could have rights, preferences and privileges superior to those of holders of our common stock, including the shares of common stock sold in this offering. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt, pay dividends, repurchase our stock, make investments and engage in merger, consolidation or asset sale transactions. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish or license some rights to our technologies or products, on terms that are not favorable to us. If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail one or more product development or commercialization programs, significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets.

Our ability to use net operating losses to offset future taxable income may be subject to limitations.

As of December 31, 2017, we had federal and state net operating loss carryforwards of $167.4 million and $96.4 million, respectively. The federal and state net operating loss carryforwards will begin to expire, if not utilized, beginning in 2023 and 2020, respectively. These net operating loss carryforwards could expire unused and be unavailable to offset future income tax liabilities. Under the newly enacted federal income tax law, federal net operating losses incurred in 2018 and in future years may be carried forward indefinitely, but the deductibility of such federal net operating losses is limited. It is uncertain how various states will respond to the newly enacted federal tax law. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income or taxes may be limited. In connection with this offering, it is possible that we will experience an ownership change limitation. We may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. If an ownership change occurs and our ability to use our net operating loss carryforwards is materially limited, it would harm our future operating results by effectively increasing our future tax obligations.

The terms of our credit facility place restrictions on our operating and financial flexibility. If we raise additional capital through debt financing, the terms of any new debt could further restrict our ability to operate our business.

We have a $35.0 million credit facility with Oxford Finance LLC, or Oxford, that is secured by a lien covering substantially all of our assets, excluding intellectual property. As of March 31, 2018, the outstanding principal balance under the credit facility was $30.0 million. The credit facility contains customary covenants and events of default applicable to us. The affirmative covenants include, among others, a covenant that requires us to achieve at least 75% of our trailing 12-month forecasted revenues, as measured each month in accordance with a forecast that we provided to Oxford upon signing the agreement and future forecasts that we are required to deliver to the lenders each year for the life of the credit facility. The negative covenants include, among others, restrictions on us transferring collateral, changing businesses, engaging in mergers or acquisitions, incurring additional indebtedness and encumbering collateral. If we default under the credit facility, Oxford may accelerate all of our repayment obligations and take control of our pledged assets, potentially requiring us to renegotiate our agreement on terms less favorable to us or to immediately cease operations. Further, if we are liquidated, Oxford’s right to repayment would be senior to the rights of the holders of our common stock to receive any proceeds from the liquidation. Oxford could declare a default upon the occurrence of any event that it interprets as a material adverse effect as defined under the credit facility, thereby requiring us to repay the loan immediately or to attempt to reverse the declaration of default through negotiation or litigation. Any declaration by Oxford of an event of default could significantly harm our business and prospects and could cause the price of our common stock to decline. If we raise any additional debt financing, the terms of such additional debt could further restrict our operating and financial flexibility.

Risks Related to Government Regulation

Our products and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business.

We and our products are subject to extensive regulation in the United States and elsewhere, including by the FDA and its foreign counterparts. The FDA and foreign regulatory agencies regulate, among other things, with respect to medical devices: design, development and manufacturing; testing, labeling, content and language of instructions for use and storage; clinical trials; product safety; marketing, sales and distribution; premarket clearance and approval; record keeping procedures; advertising and promotion; recalls and field safety corrective actions; post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury; post-market approval studies; and product import and export.

The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales. The FDA enforces these regulatory requirements through periodic unannounced inspections. We do not know whether we will pass any future FDA inspections. Failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions such as: warning letters; fines; injunctions; civil penalties; termination of distribution; recalls or seizures of products; delays in the introduction of products into the market; total or partial suspension of production; refusal to grant future clearances or approvals; withdrawals or suspensions of current clearances or approvals, resulting in prohibitions on sales of our products; and in the most serious cases, criminal penalties.

We may not receive the necessary clearances or approvals for our future products, and failure to timely obtain necessary clearances or approvals for our future products would adversely affect our ability to grow our business.

An element of our strategy is to continue to upgrade our products, add new features and expand clearance or approval of our current products to new indications. In the United States, before we can market a new medical device, or a new use of, new claim for or significant modification to an existing product, we must first receive either clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or the FDCA, or approval of a premarket approval application, or PMA, from the FDA, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device), a device that was originally on the U.S. market pursuant to an approved PMA and later down-classified, or a 510(k)-exempt device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence. In the PMA process, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. Our ability to successfully obtain clearance for any new indications will be dependent on us submitting data as to the successful completion of clinical trials evidencing safety and efficacy. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices. However, some devices are automatically subject to the PMA pathway regardless of the level of risk they pose because they have not previously been classified into a lower risk class by the FDA. Manufacturers of these devices may request that FDA review such devices in accordance with the de novo classification procedure, which allows a manufacturer whose novel device would otherwise require the submission and approval of a PMA prior to marketing to request down-classification of the device on the basis that the device presents low or moderate risk. If the FDA agrees with the down classification, the applicant will then receive authorization to market the device. This device type can then be used as a predicate device for future 510(k) submissions. We initially received marketing authorization of our device through the de novo classification process, and we have made changes to our system through subsequent 510(k) clearances. The process of obtaining regulatory clearances or approvals, or completing the de novo classification process, to market a medical device can be costly and time consuming, and we may not be able to successfully obtain pre-market reviews on a timely basis, if at all.

Modifications to products that are approved through a PMA application generally require FDA approval. Similarly, certain modifications made to products cleared through a 510(k) or authorized through the de novo classification process may require a new 510(k) clearance. Each of the PMA approval, de novo classification and the 510(k) clearance processes can be expensive, lengthy and uncertain. The FDA’s 510(k) clearance process usually takes from three to 12 months, but can last longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is filed with the FDA. In addition, a PMA generally requires the performance of one or more clinical trials.

Despite the time, effort and cost, a device may not be approved or cleared by the FDA. Any delay or failure to obtain necessary regulatory approvals or clearances could harm our business. Furthermore, even if we are granted regulatory clearances or approvals, they may include significant limitations on the indicated uses for the device, which may limit the market for the device.

Any modifications to our existing products may require new 510(k) clearance; however, future modifications may be subject to the substantially more costly, time-consuming and uncertain PMA process. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, product introductions or modifications could be delayed or canceled, which could cause our sales to decline.

The FDA can delay, limit or deny clearance or approval of a device for many reasons, including: we may be unable to demonstrate to the FDA’s satisfaction that the product or modification is substantially equivalent to the proposed predicate device or safe and effective for its intended use; the data from our pre-clinical studies and clinical trials may be insufficient to support clearance or approval, where required; and the manufacturing process or facilities we use may not meet applicable requirements.

Even if granted, a 510(k) clearance, de novo classification, or PMA approval imposes substantial restrictions on how our devices may be marketed or sold, and the FDA continues to place considerable restrictions on our products and operations. For example, the manufacture of medical devices must comply with the FDA’s Quality System Regulation, or QSR. In addition, manufacturers must register their manufacturing facilities, list the products with the FDA, and comply with requirements relating to labeling, marketing, complaint handling, adverse event and medical device reporting, reporting of corrections and removals, and import and export. The FDA monitors compliance with the QSR and these other requirements through periodic inspections. If our facilities or those of our manufacturers or suppliers are found to be in violation of applicable laws and regulations, or if we or our manufacturers or suppliers fail to take satisfactory corrective action in response to an adverse inspection, the regulatory authority could take enforcement action, including any of the following sanctions: untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties; customer notifications or repair, replacement, refunds, detention or seizure of our products; operating restrictions or partial suspension or total shutdown of production; refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products; withdrawing 510(k) marketing clearances or PMA approvals that have already been granted; refusing to provide Certificates for Foreign Government; refusing to grant export approval for our products; or pursuing criminal prosecution. Any of these sanctions could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers’ demands, and could have a material adverse effect on our reputation, business, results of operations and financial condition. We may also be required to bear other costs or take other actions that may have a negative impact on our sales and our ability to generate profits.

In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay approval or clearance of our future products under development or impact our ability to modify our currently cleared products on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain new 510(k) clearances, increase the costs of compliance or restrict our ability to maintain our current clearances. We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. For example, certain policies of the Trump administration may impact our business and industry. Namely, the Trump administration has taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict how these executive actions, including the Executive

Orders, will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

In order to sell our products in member countries of the EEA our products must comply with the essential requirements of the EU Medical Devices Directive (Council Directive 93/42/EEC). Compliance with these requirements is a prerequisite to be able to affix the CE Mark to our products, without which they cannot be sold or marketed in the EEA. To demonstrate compliance with the essential requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the EU Medical Devices Directive, a conformity assessment procedure requires the intervention of an organization accredited by a Member State of the EEA to conduct conformity assessments, or a Notified Body. Depending on the relevant conformity assessment procedure, the Notified Body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. The Notified Body issues a certificate of conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the essential requirements. This certificate entitles the manufacturer to affix the CE Mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.

As a general rule, demonstration of conformity of medical devices and their manufacturers with the essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. If we fail to remain in compliance with applicable European laws and directives, we would be unable to continue to affix the CE Mark to our surgical systems, which would prevent us from selling them within the EEA.

We or our distributors will also need to obtain regulatory approval in other foreign jurisdictions in which we plan to market and sell our products, and we or they may not obtain such approvals as necessary to commercialize our products in those territories.

Modifications to our products may require new 510(k) clearances or PMA approvals, and may require us to cease marketing or recall the modified products until clearances are obtained.

Any modification to a 510(k)-cleared product that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, approval of a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We have made modifications to our products in the past and have determined based on our review of the applicable FDA regulations and guidance that in certain instances new 510(k) clearances were not required. We may make similar modifications or add additional features in the future that we believe do not require a new 510(k) clearance or approval of a PMA. If the FDA disagrees with our determination and requires us to submit new 510(k) notifications or PMAs for modifications to our previously cleared products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties. In addition, the FDA may not approve or clear our products for the indications that are necessary or desirable for successful commercialization or could require clinical trials to support any modifications. Any delay or failure in obtaining required clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth.

Our products must be manufactured in accordance with federal and state regulations, and we could be forced to recall our installed systems or terminate production if we fail to comply with these regulations.

The methods used in, and the facilities used for, the manufacture of our products must comply with the FDA’s Quality System Regulation, or QSR, which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, installation, servicing and shipping of medical devices. Furthermore, we are required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality standards and applicable regulatory requirements. The FDA enforces the QSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors. Our products are also subject to similar state regulations and various laws and regulations of foreign countries governing manufacturing.

We or our third-party manufacturers may not take the necessary steps to comply with applicable regulations, which could cause delays in the delivery of our products. In addition, failure to comply with applicable FDA requirements or later discovery of previously unknown problems with our products or manufacturing processes could result in, among other things: warning letters or untitled letters; fines, injunctions or civil penalties; suspension or withdrawal of approvals or clearances; seizures or recalls of our products; total or partial suspension of production or distribution; administrative or judicially imposed sanctions; the FDA’s refusal to grant pending or future clearances or approvals for our products; clinical holds; refusal to permit the import or export of our products; and criminal prosecution of us or our employees.

Any of these actions could significantly and negatively impact supply of our products. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability claims and we could lose customers and suffer reduced revenues and increased costs.

If treatment guidelines for the psychiatric conditions we are targeting change or the standard of care evolves, we may need to redesign and seek new marketing authorization from the FDA for one or more of our products.

If treatment guidelines for the psychiatric conditions we are targeting or the standard of care for such conditions evolves, we may need to redesign the applicable product and seek new clearances or approvals from the FDA. Our 510(k) clearances from the FDA are based on current treatment guidelines. If treatment guidelines change so that different treatments become desirable, the clinical utility of one or more of our products could be diminished and our business could suffer.

The misuse or off-label use of our products may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

Our product has been authorized for marketing by the FDA for a specific indication. We train our commercial organization and distributors outside the United States to not promote our products for uses outside of the FDA-cleared indications for use, known as “off-label uses.” We cannot, however, prevent a psychiatrist from using our products off-label, when in the psychiatrist’s independent professional medical judgment he or she deems it appropriate. There may be increased risk of injury to patients if psychiatrists attempt to use our products off-label. Furthermore, the use of our products for indications other than those cleared by the FDA or approved by any foreign regulatory body may not effectively treat such conditions, which could harm our reputation in the marketplace among psychiatrists and patients.

If the FDA or any foreign regulatory body determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of an untitled letter, which is used for violators that do not necessitate a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action under other regulatory authority.

Our products may cause or contribute to adverse medical events that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.

We are subject to the FDA’s medical device reporting regulations and similar foreign regulations, which require us to report to the FDA when we receive or become aware of information that reasonably suggests that one or more of our products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, it could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, the FDA could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearance, seizure of our products or delay in clearance of future products.

The FDA and foreign regulatory bodies have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. The FDA’s authority to require a recall must be based on a finding that there is reasonable probability that the device could cause serious injury or death. We may also choose to voluntarily recall a product if any material deficiency is found. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. Product defects or other errors may occur in the future.

Depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new approvals or clearances for the device before we may market or distribute the corrected device. Seeking such approvals or clearances may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties or civil or criminal fines.

Companies are required to maintain certain records of recalls and corrections, even if they are not reportable to the FDA. We may initiate voluntary withdrawals or corrections for our products in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, it could require us to report those actions as recalls and we may be subject to enforcement action. A future recall announcement could harm our reputation with customers, potentially lead to product liability claims against us and negatively affect our sales.

Any adverse event involving our products could result in voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection, mandatory recall or other enforcement action. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, would require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results.

If we or our distributors do not obtain and maintain international regulatory registrations or approvals for our products, we will be unable to market and sell our products outside of the United States.

Sales of our products outside of the United States are subject to foreign regulatory requirements that vary widely from country to country. In addition, the FDA regulates exports of medical devices from the United States. While the regulations of some countries may not impose barriers to marketing and selling our products or only require notification, others require that we or our distributors obtain the approval of a specified regulatory body. Complying with foreign regulatory requirements, including obtaining registrations or approvals, can be expensive and time-consuming, and we or our distributors may not receive regulatory approvals in each country in which we plan to market our products or we may be unable to do so on a timely basis. The time required to obtain registrations or approvals, if required by other countries, may be longer than that required for FDA clearance, and requirements for such registrations, clearances or approvals may significantly differ from FDA requirements. If we modify our products, we or our distributors may need to apply for additional regulatory approvals before we are permitted to sell the modified product. In addition, we may not continue to meet the quality and safety standards required to maintain the authorizations that we or our distributors have received. If we or our distributors are unable to maintain our authorizations in a particular country, we will no longer be able to sell the applicable product in that country.

Regulatory clearance or approval by the FDA does not ensure clearance or approval by regulatory authorities in other countries, and clearance or approval by one or more foreign regulatory authorities does not ensure clearance or approval by regulatory authorities in other foreign countries or by the FDA. However, a failure or delay in obtaining regulatory clearance or approval in one country may have a negative effect on the regulatory process in others.

We are subject to certain federal, state and foreign fraud and abuse laws, health information privacy and security laws and transparency laws, which, if violated, could subject us to substantial penalties. Additionally, any challenge to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.

There are numerous U.S. federal and state, as well as foreign, laws pertaining to healthcare fraud and abuse, including anti-kickback, false claims and physician transparency laws. Our business practices and relationships with providers and patients are subject to scrutiny under these laws. We may also be subject to patient information privacy and security regulation by both the federal government and the states and foreign jurisdictions in which we conduct our business. The healthcare laws and regulations that may affect our ability to operate include:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of a good or service, for which payment may be made, in whole or in part, under federal healthcare programs, such as Medicare and Medicaid. The term “remuneration” has been broadly interpreted to include anything of value. The intent standard under the federal Anti-Kickback Statute was amended by the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or PPACA, to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it, in order to have committed a violation. Moreover, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act;

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the federal civil and criminal false claims laws and civil monetary penalties laws, including the federal civil False Claims Act, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment from Medicare, Medicaid or other federal healthcare programs, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. Private individuals can bring False Claims Act “qui tam” actions, on behalf of the government and such individuals, commonly known as “whistleblowers,” and may share in amounts paid by the entity to the government in fines or settlement. Companies have been prosecuted under the False Claims Act in connection with alleged off-label promotion of devices and allegedly providing free products to customers with the expectation that the customers would bill federal health care programs for the product. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims;

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HIPAA, which created additional federal criminal statutes that prohibit, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statements or representations, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

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the federal Physician Payments Sunshine Act under PPACA which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the United States Department of Health and Human Services, Centers for Medicare and Medicaid Services, information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and applicable manufacturers and group purchasing organizations, as well as ownership and investment interests held by physicians and their immediate family members;

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HIPAA, as amended by HITECH, and their respective implementing regulations, which imposes privacy, security transmission and breach reporting obligations with respect to individually identifiable health information, including PHI, upon entities subject to the law, such as health plans, healthcare clearinghouses and certain healthcare providers, and their respective business associates that perform services on their behalf that involve individually identifiable health information, including PHI. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions; and

•	analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers or patients; state laws that require device companies to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state and local laws that require the licensure of sales representatives; state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; data privacy and security laws and regulations in foreign jurisdictions that may be more stringent than those in the United States (such as the European Union, which adopted the General Data Protection Regulation, which will become effective in May 2018); state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; and state laws related to insurance fraud in the case of claims involving private insurers.

These laws and regulations, among other things, constrain our business, marketing and other promotional activities by limiting the kinds of financial arrangements, including sales programs, we may have with psychiatrists or other potential purchasers of our products. We have also entered into consulting agreements with physicians, which are subject to these laws. Further, while we do not submit claims and our customers will make the ultimate decision on how to submit claims, we may provide reimbursement guidance and support regarding our products. Due to the breadth of these laws, the narrowness of statutory exceptions and regulatory safe harbors available, and the range of interpretations to which they are subject, it is possible that some of our current or future practices might be challenged under one or more of these laws.

To enforce compliance with healthcare regulatory laws, certain enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Responding to investigations can be time-and resource-consuming and can divert management’s attention from the business. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity, and be costly to respond to.

If our operations are found to be in violation of any of the healthcare laws or regulations described above or any other healthcare regulations that apply to us, we may be subject to penalties, including administrative, civil and criminal penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, imprisonment, additional reporting obligations and oversight if we becomes subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, reputational harm, and the curtailment or restructuring of our operations.

Healthcare policy changes, including recently enacted legislation reforming the U.S. healthcare system, could harm our cash flows, financial condition and results of operations.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulation of medical devices. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new statutes, regulations, revisions, or reinterpretations of existing regulations may impose additional costs, lengthen review times of any future products, or make it more difficult to manufacture, market or distribute our products. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future.

For example, in March 2010, the PPACA was enacted in the United States, which made a number of substantial changes in the way healthcare is financed by both governmental and private insurers. Among other ways in which it may impact our business, the PPACA:

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imposes an annual excise tax of 2.3% on any entity that manufactures or imports medical devices offered for sale in the United States, with limited exceptions (described in more detail below), although the effective rate paid may be lower. Under the Consolidated Appropriations Act of 2016 and due to subsequent legislative amendment, the excise tax has been suspended through December 31, 2019;

•	establishes a new Patient-Centered Outcomes Research Institute to oversee and identify priorities in comparative clinical effectiveness research in an effort to coordinate and develop such research;

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implements payment system reforms including a national pilot program on payment bundling to encourage hospitals, psychiatrists and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models; and

•	expands the eligibility criteria for Medicaid programs.

Some of the provisions of the PPACA have yet to be implemented, and there have been judicial and Congressional challenges to certain aspects of the PPACA, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the PPACA. Since January 2017, President Trump has signed two Executive Orders designed to delay the implementation of certain provisions of the PPACA or otherwise circumvent some of the requirements for health insurance mandated by the PPACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the PPACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the PPACA have been signed into law. The Tax Cuts and Jobs Act of 2017 includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain PPACA-mandated fees, including delaying imposition of the medical device excise tax on non-exempt medical devices through December 31, 2019. As a result, there is significant uncertainty regarding future healthcare reform and its impact on our operations.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals for spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several types of providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed federal legislation designed to, among other things, bring more transparency to product pricing, reduce the cost of certain products under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies. At the state level, individual states in the United States are also increasingly passing legislation and implementing regulations designed to control product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures.

We expect additional state and federal healthcare reform measures to be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressure.

Risks Related to This Offering and Ownership of Our Common Stock

We will incur significant costs as a result of operating as a public company and our management expects to devote substantial time to public company compliance programs.

As a public company, we will incur significant legal, accounting and other expenses due to our compliance with regulations and disclosure obligations applicable to us, including compliance with the Sarbanes-Oxley Act, as well as rules implemented by the Securities and Exchange Commission, or the SEC, and Nasdaq. Our management and other personnel will devote a substantial amount of time to these compliance programs and monitoring of public company reporting obligations and as a result of the corporate governance and executive compensation related rules, regulations and guidelines promulgated under the Dodd-Frank Wall Street Reform and Consumer Protection Act, and further regulations and disclosure obligations expected in the future, we will likely need to devote additional time and costs to comply with such compliance programs and rules. These rules and regulations will cause us to incur significant legal and financial compliance costs and will make some activities more time-consuming and costly.

The price of our common stock may be volatile, and you may be unable to resell your shares at or above the initial public offering price.

Prior to this offering, there was no public market for shares of our common stock. The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiation between the underwriters and us. This price may not reflect the market price of our common stock following this offering. You may be unable to sell your shares of common stock at or above the initial public offering price due to fluctuations in the market price of our common stock. In addition, the trading price of our common stock may be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. Factors that could cause volatility in the market price of our common stock include, but are not limited to:

•	the actual or anticipated fluctuations in our financial condition and operating results;

•	the actual or anticipated changes in our growth rate;

•	the commercial success and market acceptance of our products;

•	the success of our competitors in developing or commercializing products;

•	media exposure of our products or of those of others in our industry;

•	our ability to commercialize or obtain regulatory approvals for our products, or delays in commercializing or obtaining regulatory approvals;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	the addition or departure of key personnel;

•	product liability claims;

•	general prevailing economic, industry and market conditions, including factors unrelated to our operating performance or the operating performance of our competitors;

•	business disruptions caused by earthquakes, fires or other natural disasters;

•	disputes or other developments concerning our intellectual property or other proprietary rights, including litigation;

•	the FDA or other U.S. or foreign regulatory actions affecting us or the healthcare or medical device industry;

•	healthcare reform measures in the United States;

•	sales of our common stock by us or our stockholders in the future;

•	the timing and amount of our investments in the growth of our business;

•	inability to obtain additional funding;

•	future sales or issuances of equity or debt securities by us;

•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public; and

•	the issuance of new or changed securities analysts’ reports or recommendations regarding us.

In addition, the stock markets in general, and the markets for companies like ours in particular, have from time to time experienced extreme volatility that has been often unrelated to the operating performance of the issuer. A certain degree of stock price volatility can be attributed to being a newly public company. These broad market and industry fluctuations may negatively impact the price or liquidity of our common stock, regardless of our operating performance.

Moreover, because of these fluctuations, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenues or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenues or earnings forecasts that we may provide.

We may be subject to securities litigation, which is expensive and could divert our management’s attention.

In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Regardless of the merits or the ultimate results of such litigation, securities litigation brought against us could result in substantial costs and divert our management’s attention from other business concerns.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. We may remain an emerging growth company until as late as December 31, 2023, though we may cease to be an emerging growth company earlier under certain circumstances, including (i) if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30, in which case we would cease to be an emerging growth company as of the following December 31, or (ii) if our gross revenues exceeds $1.07 billion in any fiscal year. “Emerging growth companies” may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Investors could find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 102 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing not to “opt out” of such extended transition period, and as a result, we will not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

Future sales of our common stock or securities convertible or exchangeable for our common stock may cause our stock price to decline.

If our existing stockholders or optionholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and legal restrictions on resale discussed in this prospectus lapse, the price of our common stock could decline. The perception in the market that these sales may occur could also cause the price of our common stock to decline. Based on shares of common stock outstanding as of March 31, 2018, upon the completion of this offering, we will have outstanding a total of             shares of common stock. Of these shares, the shares of common stock sold by us in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares of common stock, will be freely tradable without restriction, unless held by our affiliates, in the public market immediately following this offering.

After the lock-up agreements entered in connection with this offering expire, shares of common stock covered by those agreements will be eligible for sale in the public market, subject in certain instances to volume limitations under Rule 144 under the Securities Act, with respect to shares held by directors, executive officers and other affiliates. Piper Jaffray & Co. may, in its sole discretion, permit our directors, our executive officers and other stockholders and the holders of our outstanding options or warrants who are subject to the lock-up agreements to sell shares prior to the expiration of the lock-up agreements. Sales of these shares, or perceptions that they will be sold, could cause the price of our common stock to decline.

In addition, based on the number of shares subject to outstanding awards under the 2003 Plan, or available for issuance thereunder, as of March 31, 2018, and including the initial reserve under the 2018 Plan, shares of common stock that are either subject to outstanding options, outstanding but subject to vesting or reserved for future issuance under the 2018 Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. We also plan to file a registration statement permitting shares of common stock issued in the future pursuant to the 2018 Plan to be freely resold by plan participants in the public market, subject to the lock-up agreements, applicable vesting schedules and, for shares held by directors, executive officers and other affiliates, volume limitations under Rule 144 under the Securities Act. The 2018 Plan contains provisions for the annual increase of the number of shares reserved for issuance under such plan, as described elsewhere in this prospectus, which shares we also intend to register. If the shares we may issue from time to time under the 2018 Plan are sold, or if it is perceived that they will be sold, by the award recipients in the public market, the price of our common stock could decline.

Approximately 321,723,164 shares of common stock will be entitled to rights with respect to registration under the Securities Act, subject to the lock-up agreements described above. Such registration would result in these shares becoming fully tradable without restriction under the Securities Act when the applicable registration statement is declared effective. Sales of such shares could cause the price of our common stock to decline. See “Description of Capital Stock—Registration Rights” for additional information.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States, or U.S. GAAP, are subject to interpretation by the Financial Accounting Standards Board, or FASB, the U.S. Securities and Exchange Commission, or SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

In particular, in May 2014, the FASB issued Accounting Standards Update, or ASU, No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. As an “emerging growth company,” the JOBS Act allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We have elected to use this extended transition period under the JOBS Act with respect to ASU 2014-09, which will result in ASU 2014-09 becoming applicable to us after we cease to be an emerging growth company, unless we choose to adopt it beforehand. We are currently evaluating the impact that ASU 2014-09 may have on our financial reporting.

If there is no viable public market for our common stock, you may be unable to sell your shares at or above the initial public offering price.

Prior to this offering there has been no public market for shares of our common stock. Although we expect our common stock will be approved for listing on the Nasdaq Global Market, an active trading market for our shares may never develop or be sustained following this offering. You may be unable to sell your shares quickly or at the market price if trading in shares of our common stock is not active. The initial public offering price for our common stock will be determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the common stock after the offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock or other equity-linked securities as consideration.

Investors in this offering will suffer immediate and substantial dilution of their investment.

If you purchase common stock in this offering, you will pay more for your shares than our pro forma as adjusted net tangible book value per share. Based upon an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, you will incur immediate and substantial dilution of $                per share, representing the difference between our assumed initial public offering price and our pro forma as adjusted net tangible book value per share as of March 31, 2018. Based upon the assumed initial public offering price of $                per share, purchasers of common stock in this offering will have contributed approximately    % of the aggregate purchase price paid by all purchasers of our stock and will own approximately    % of our common stock outstanding after this offering. To the extent outstanding stock options or warrants are exercised, new investors may incur further dilution. For information on how the foregoing amounts were calculated, see the section titled “Dilution.”

Our sales volumes and our results of operations may fluctuate over the course of the year.

We have experienced and may continue to experience meaningful variability in our sales and gross profit among quarters. A number of factors over which we have limited control, such as seasonal variations in revenues, may contribute to fluctuations in our financial results. In the first quarter, our results can be impacted by severe weather and by the resetting of annual U.S. patient healthcare insurance plan deductibles, which may cause delays in patients seeking NeuroStar Advanced Therapy treatments. Historically, we have seen a sequential decline in third quarter revenues, which we believe is attributable to summer vacation plans of psychiatrists and patients. In addition, the fourth quarter has consistently been a strong revenue quarter on a sequential basis primarily due to U.S. psychiatrists’ historical timing for capital expenditures and patients’ needs to exhaust remaining balances in flexible spending accounts.

Additional factors that we expect may contribute to variability in our sales and gross profit over the course of the year include:

•	the growth or decline of our installed system base;

•	the unpredictability of future sales by our international distributors, including our exclusive distributor in Japan;

•	the demand for, and pricing of, our products and the products of our competitors;

•	the timing of or failure to obtain regulatory clearances or approvals for other products, indications or treatments; or

•	the costs, benefits and timing of new product introductions.

We will have broad discretion in the use of the net proceeds from this offering and may invest or spend the proceeds in ways which you do not agree or that may not be effective.

We discuss our plan for the use of the net proceeds of this offering in the section titled “Use of Proceeds.” However, our management will have broad discretion over the use of the net proceeds from this offering. Because of the number and variability of factors that will determine our use of such proceeds, you may not agree with how we allocate or spend the proceeds from this offering. We may pursue additional domestic and international sales and marketing efforts, commercialization and product development strategies, clinical trials, regulatory approvals or collaborations that decrease the market value of our common stock and that increase our losses. You will not have the opportunity, as part of your investment decision, to assess whether we are using the net proceeds appropriately and you will be relying on the judgment of our management regarding the use of these net proceeds. Our failure to allocate and spend the net proceeds from this offering effectively could harm our business, financial condition and results of operations.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert control over matters subject to stockholder approval.

Excluding any shares that may be purchased in this offering, including pursuant to the directed share program or otherwise, our officers and directors, together with holders of 5% or more of our outstanding common stock before this offering and their respective affiliates, will beneficially own approximately     % of our common stock. Accordingly, these stockholders will continue to have an influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, mergers, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. The interests of these stockholders may not be the same as or may even conflict with your interests. For example, these stockholders could attempt to delay or prevent a change in control of the company, even if such a change in control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of the company or our assets and might affect the prevailing price of our common stock. The significant concentration of stock ownership may negatively impact the price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal controls over financial reporting and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and the value of our common stock.

To comply with the requirements of being a public company, we expect to undertake various actions, including implementing new internal controls and procedures and hiring new accounting or internal finance staff. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and regulations, and that information required to be disclosed in reports under the Securities Exchange Act of 1934, or the Exchange Act, is communicated to our principal executive and financial officers. Our current controls and any new controls that we develop may become inadequate and weaknesses in our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls when we become subject to this requirement could negatively impact the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will be required to include in our periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act, harm our operating results, cause us to fail to meet our reporting obligations or result in a restatement of our prior period financial statements. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our common stock could decline. In addition, if we are unable to continue to meet these requirements, we may be unable to remain listed on                .

Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of our second annual report or the first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company,” as defined in the JOBS Act, depending on whether we choose to rely on certain exemptions set forth in the JOBS Act.

Provisions of our amended and restated charter documents or Delaware law could delay or prevent an acquisition of the company, even if the acquisition would be beneficial to our stockholders, which could make it more difficult for you to change management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon the completion of this offering may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempt by our stockholders to replace or remove our current management by making it more difficult to replace or remove our board of directors. These provisions include:

•	a prohibition on stockholder action through written consent;

•	no cumulative voting in the election of directors;

•	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director;

•

a requirement that special meetings of stockholders be called only by the board of directors, the chairman of the board of directors, the chief executive officer or, in the absence of a chief executive officer, the president;

•	an advance notice requirement for stockholder proposals and nominations;

•	the authority of our board of directors to issue blank-check preferred stock with such terms as our board of directors may determine; and

•

a requirement of approval of not less than 66 2/3% of all outstanding shares of our capital stock entitled to vote to amend any bylaws by stockholder action, or to amend specific provisions of our amended and restated certificate of incorporation.

In addition, Delaware law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person who, together with its affiliates, owns, or within the last three years has owned, 15% or more of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Delaware law may discourage, delay or prevent a change in control of our company.

Provisions in our charter documents and other provisions of Delaware law could limit the price that investors are willing to pay in the future for shares of our common stock.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation that will become effective upon the completion of this offering provides that the Court of Chancery of the State of Delaware is the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws or (v) any action asserting a claim governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future; therefore, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We have never declared or paid any cash dividends on our common stock and do not intend to do so in the foreseeable future. We currently intend to retain all available funds and any future earnings to finance the growth and development of our business. In addition, the terms of our credit agreements contain, and the terms of any future credit agreements we may enter into may contain, terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our stock price and trading volume could decline.

If a trading market for our common stock develops, it will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on the company. If no securities or industry analysts commence coverage of the company, the price for our common stock could be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our stock price could decline. In addition, if our operating results fail to meet the forecast of analysts, our stock price could decline. If one or more of these analysts cease coverage of the company or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our stock price and trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, current and prospective products, product approvals, research and development costs, current and prospective collaborations, timing and likelihood of success, plans and objectives of management for future operations and future results of current and anticipated products, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described under the sections in this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

We qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of certain exemptions from certain reporting requirements and other burdens that are otherwise applicable generally to public companies that are not emerging growth companies. These exemptions include, but are not limited to:

•

reduced obligations with respect to financial data, including presenting only two years of audited financial statements and only two years of selected financial data in the Registration Statement on Form S-1 of which this prospectus is a part;

•	an exception from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•	reduced disclosure about our executive and director compensation arrangements in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding non-binding advisory votes on executive and director compensation or golden parachute arrangements.

We may take advantage of these exemptions for up to five years or such earlier time that we no longer qualify as an emerging growth company. We would cease to qualify as an emerging growth company if we have more than $1.07 billion in annual revenues, we are deemed to be a “large accelerated filer” under the rules of the U.S. Securities and Exchange Commission, or SEC, which means the market value of our common stock that is held by non-affiliates exceeds $700 million or we issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced reporting burdens. For example, we may take advantage of the exemption from auditor attestation on the effectiveness of our internal control over financial reporting. We have taken advantage of certain reduced reporting burdens in this prospectus. To the extent that we take advantage of these reduced reporting requirements, the information that we provide stockholders may be different than you might obtain from other public companies in which you hold equity interests.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, the study we commissioned Symphony Health to conduct in order to guide and inform our market strategy, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. This data involves a number of assumptions and limitations, and you are encouraged not to give undue weight to such estimates. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of                shares of our common stock in this offering will be approximately $                million (or $                million if the underwriters exercise in full their option to purchase additional shares), assuming an initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $                 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering by $                million, assuming the assumed initial public offering price of $                per share stays the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

As of March 31, 2018, we had cash and cash equivalents of $20.4 million. We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

•	approximately $ million to fund the further commercialization of our NeuroStar Advanced Therapy System, primarily through expansion of our sales and customer support team;

•

approximately $                million to fund research and development activities, which may include hardware and software product development and enhancements of our NeuroStar Advanced Therapy System and clinical development expenses relating to additional indications, which may include bipolar depression, post-traumatic stress disorder and potential other clinical indications yet to be determined; and

•	the balance for general corporate purposes, including general and administrative expenses and working capital.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with complete certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the actual amounts that we will spend on the uses set forth above. We believe opportunities may exist from time to time to expand our current business through the acquisition or in-license of complementary businesses, technologies or intellectual property. While we have no current agreements for any specific acquisitions or in-licenses at this time, we may use a portion of the net proceeds for these purposes.

The amounts and timing of our actual expenditures will depend on numerous factors, including the results of our sales and marketing expansion efforts, the progress of our clinical trials and other development efforts for our NeuroStar Advanced Therapy System and the amount of cash used in our operations. We therefore cannot estimate with certainty the amount of net proceeds to be used for the purposes described above. For example, at this stage of development, it is not possible to predict the total costs associated with completing the clinical development and approval process of the NeuroStar Advanced Therapy System or a similar product for the treatment of post-traumatic stress disorder, bipolar depression or any other indication. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Pending the uses described above, we plan to invest the net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid, and do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. In addition, under the terms of our loan and security agreement with Oxford Finance LLC we may not declare or pay any cash dividends or distributions, subject to certain exceptions, without the consent of Oxford Finance LLC. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, the consent of Oxford Finance LLC, other contractual restrictions, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2018:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 318,676,911 shares of common stock, which will occur upon the closing of this offering; (ii) the automatic conversion of outstanding warrants to purchase shares of our convertible preferred stock into warrants to purchase shares of our common stock, which will occur upon the closing of this offering; and (iii) the effectiveness of our amended and restated certificate of incorporation; and

•

on a pro forma as adjusted basis to give further effect to our issuance and sale of                shares of common stock in this offering at an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information in conjunction with our audited and unaudited interim financial statements and the related notes thereto appearing at the end of this prospectus, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of March 31, 2018
	Actual	Pro forma	Pro forma as Adjusted(1)
	(in thousands, except per share data)
Cash and cash equivalents	$20,354	$20,354

Long-term debt, net	$29,803	$29,803
Convertible preferred stock warrant liability	485	—
Convertible preferred stock: $0.01 par value: actual: 308,593 shares authorized, issuable in series; 304,958 shares issued and outstanding; aggregate liquidation value of $108,324; pro forma and pro forma as adjusted: no shares authorized, issued or outstanding and no liquidation value	187,136	—
Stockholders’ (deficit) equity:
Preferred stock, $0.01 par value: actual: no shares authorized, issued or outstanding; pro forma and pro forma as adjusted shares authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value: actual: 413,918 shares authorized; 7,287 shares issued and outstanding; pro forma: shares authorized; 325,964 shares issued and outstanding; pro forma as adjusted: shares authorized; shares issued and outstanding	73	3,260
Additional paid-in capital	4,396	188,830
Accumulated deficit	(202,443)	(202,443)

Total stockholders’ (deficit) equity	$(197,974)	$(10,353)

Total capitalization	$19,450	$19,450

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and

cash equivalents, additional paid-in capital and total stockholders’ equity by $                million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares offered by us at the assumed initial public offering price would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital and total stockholders’ equity by $                million.

The number of shares of common stock outstanding as of March 31, 2018, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into common stock upon the closing of this offering, excludes:

•	77,374,095 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2018, with a weighted-average exercise price of $0.09 per share;

•	3,445,812 shares of common stock issuable upon the exercise of stock options granted after March 31, 2018, with a weighted-average exercise price of $0.18 per share;

•

3,046,253 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2018 to purchase shares of convertible preferred stock that will become warrants to purchase shares of common stock upon the closing of this offering, at a weighted-average exercise price of $0.38 per share;

•	4,244,820 shares of common stock reserved for future issuance under our 2003 Plan;

•

                 shares of common stock reserved for future issuance under the 2018 Plan and shares that become available under the 2018 Plan pursuant to provisions that automatically increase the share reserve under the 2018 Plan each year; and

•

                 shares of common stock reserved for issuance under the 2018 ESPP and shares that become available under the 2018 ESPP pursuant to provisions that automatically increase the share reserve under the 2018 ESPP each year.

DILUTION

As of March 31, 2018, we had a historical net tangible book deficit of $198.0 million, or $27.17 per share of common stock. Our historical net tangible book deficit per share represents total tangible assets less total liabilities and convertible preferred stock, which is not included within stockholders’ deficit, divided by the number of shares of our common stock outstanding as of March 31, 2018.

Our pro forma net tangible book deficit as of March 31, 2018 was $10.4 million, or $0.03 per share of our common stock. Pro forma net tangible book deficit per share represents total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding as of March 31, 2018, after giving effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 318,676,911 shares of common stock upon the closing of this offering and (ii) the reclassification of our convertible preferred stock warrant liability to additional paid-in capital upon the automatic conversion of outstanding warrants to purchase shares of our convertible preferred stock into warrants to purchase shares of our common stock, which will occur upon the closing of this offering.

After giving further effect to the receipt of the net proceeds from our sale of                      shares of common stock in this offering at an assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2018 would have been $                 million, or $                 per share. This amount represents an immediate increase in pro forma net tangible book value of $                 per share to our existing stockholders and immediate dilution of $                 per share to new investors in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock in this offering.

The following table illustrates this dilution to new investors on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book deficit per share of common stock as of March 31, 2018	$(27.17)
Decrease in net tangible book deficit per share of common stock attributable to pro forma adjustments	27.14

Pro forma net tangible book deficit per share of common stock as of March 31, 2018	(0.03)
Increase in net tangible book value per share of common stock attributable to this offering

Pro forma as adjusted net tangible book value per share of common stock after this offering

Dilution per share of common stock to new investors participating in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by $                , and dilution in pro forma net tangible book value per share to new investors by $    , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1,000,000 shares in the number of shares we are offering would increase the pro forma as

adjusted net tangible book value per share after this offering by $                and decrease the dilution per share to new investors participating in this offering by $                , assuming no change in the assumed initial public offering price per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1,000,000 shares in the number of shares we are offering would decrease the pro forma as adjusted net tangible book value per share after this offering by $                and increase the dilution per share to new investors participating in this offering by $                , assuming no change in the assumed initial public offering price per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares of our common stock, the pro forma as adjusted net tangible book value after this offering would be $                 per share, the increase in pro forma net tangible book value per share would be $                 and the dilution per share to new investors would be $                 per share, in each case assuming an initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes, as of March 31, 2018 on the pro forma as adjusted basis described above, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing stockholders and investors in this offering paid for such shares. The calculation below is based on an assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration				Average Price Per Share
	Number	Percent		Amount		Percent
Existing stockholders	325,963,768		%		$179,519,577		%	$0.55
Investors in this offering

Total		100%		$		100%

A $1.00 increase or decrease in the assumed initial public offering price of $             per share, the midpoint of the range listed on the cover of this prospectus, would increase or decrease, respectively, total consideration paid by investors in this offering and total consideration paid by all stockholders by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters exercise their option to purchase additional shares of our common stock in full:

•	the percentage of shares of common stock held by existing stockholders will decrease to approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new investors will increase to , or approximately % of the total number of shares of our common stock outstanding after this offering.

The foregoing tables and calculations are based on the number of shares of our common stock outstanding as of March 31, 2018, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into common stock upon the closing of this offering, and excludes:

•	77,374,095 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2018, with a weighted-average exercise price of $0.09 per share;

•	3,445,812 shares of common stock issuable upon the exercise of stock options granted after March 31, 2018, with a weighted-average exercise price of $0.18 per share;

•

3,046,253 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2018 to purchase shares of convertible preferred stock that will become warrants to purchase shares of common stock upon the closing of this offering, at a weighted-average exercise price of $0.38 per share;

•	4,244,820 shares of common stock reserved for future issuance under our 2003 Plan;

•

                 shares of common stock reserved for future issuance under the 2018 Plan, and shares that become available under the 2018 Plan pursuant to provisions that automatically increase the share reserve under the 2018 Plan each year; and

•

                 shares of common stock reserved for issuance under the 2018 ESPP, and shares that become available under the 2018 ESPP pursuant to provisions that automatically increase the share reserve under the ESPP each year.

To the extent any of our outstanding options or warrants is exercised, there will be further dilution to new investors.

We may choose to raise additional capital through the sale of equity or equity-linked securities due to market conditions or strategic considerations for our current or future development and commercialization plans. To the extent that we issue additional shares of common stock or other equity or equity-linked securities in the future, there will be further dilution to our stockholders.

SELECTED FINANCIAL DATA

The following tables set forth, for the periods and as of the dates indicated, our selected historical financial data. The statements of operations data for the years ended December 31, 2016 and 2017 and the balance sheet data as of December 31, 2016 and 2017 are derived from our audited financial statements appearing at the end of this prospectus. The statements of operations data for the three months ended March 31, 2017 and 2018 and the balance sheet data as of March 31, 2018 are derived from our unaudited interim financial statements appearing at the end of this prospectus. We have prepared our unaudited interim financial statements on the same basis as our audited financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth in those statements. You should read this data together with the more detailed information contained in our audited financial statements and the related notes thereto and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that should be expected in the future. Our interim results are not necessarily indicative of results to be expected for the full year ending December 31, 2018, or any other period.

	Years ended December 31,		Three Months ended March 31,
	2016	2017	2017	2018
	(in thousands, except per share data)
Statements of Operations Data:
Revenues	$34,228	$40,433	$7,526	$10,152
Cost of revenues	6,622	9,632	1,538	2,457

Gross Profit	27,606	30,801	5,988	7,695

Operating expenses:
Sales and marketing	21,794	27,900	6,306	8,109
General and administrative	6,926	8,572	1,642	2,636
Research and development	8,223	7,937	2,028	1,555

Total operating expenses	36,943	44,409	9,976	12,300

Loss from Operations	(9,337)	(13,608)	(3,988)	(4,605)

Other (income) expense:
Interest expense	1,835	2,808	550	921
Other (income) expense, net	62	(357)	(24)	(29)

Net Loss	$(11,234)	$(16,059)	$(4,514)	$(5,497)

Net loss per share of common stock outstanding, basic and diluted(1)	$(2.65)	$(2.97)	$(0.93)	$(0.84)

Weighted-average common shares outstanding, basic and diluted(1)	4,246	5,401	4,829	6,533

Pro forma net loss per share of common stock outstanding, basic and diluted (unaudited)(1)		$(0.05)		$(0.02)

Pro forma weighted-average common shares outstanding, basic and diluted (unaudited)(1)		307,288		325,210

(1)

See “Note 11. Loss per Share” in our audited and unaudited interim financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical and pro forma basic and diluted net loss per common share.

	As of December 31,		As of March 31, 2018
	2016	2017
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$17,040	$29,147	$20,354
Working capital	9,582	25,011	19,522
Total assets	24,798	38,938	32,016
Long-term debt, net	15,647	29,556	29,803
Convertible preferred stock warrant liability	459	478	485
Convertible preferred stock	172,311	187,136	187,136
Accumulated deficit	(180,887)	(196,946)	(202,443)
Total stockholders’ deficit	(177,124)	(192,652)	(197,974)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements and related notes thereto and other financial information included elsewhere in this prospectus. In addition to historical financial information, some of the information contained in the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. You should review the ‘‘Risk Factors’’ section of this prospectus for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a commercial stage medical technology company focused on designing, developing and marketing products that improve the quality of life for patients who suffer from psychiatric disorders. Our first commercial product, the NeuroStar Advanced Therapy System, is a non-invasive and non-systemic office-based treatment that uses transcranial magnetic stimulation, or TMS, to create a pulsed, MRI-strength magnetic field that induces electrical currents designed to stimulate specific areas of the brain associated with mood. The system is cleared by the United States Food and Drug Administration, or FDA, to treat adult patients with major depressive disorder, or MDD, that have failed to achieve satisfactory improvement from prior antidepressant medication in the current MDD episode. NeuroStar Advanced Therapy is safe, clinically effective, reproducible and precise and we believe is supported by the largest clinical data set of any competing TMS system. We believe we are the market leader in TMS therapy based on our U.S. installed base of 777 active NeuroStar Advanced Therapy Systems in approximately 615 psychiatrist offices and the estimated 50,000 patients treated with approximately 1.8 million treatment sessions. We generated revenues of $40.4 million for the year ended December 31, 2017 and $10.2 million for the three months ended March 31, 2018.

We designed the NeuroStar Advanced Therapy as a non-invasive therapeutic alternative to treat patients who suffer from MDD and to address many of the key limitations of existing treatment options. We generate revenues from initial capital sales of our systems, recurring treatment sessions and from service and repair and extended warranty contracts. We derive the majority of our revenues from our recurring treatment sessions, which represented 71% of our U.S. revenues for the year ended December 31, 2017. Revenues from our NeuroStar Advanced Therapy Systems represented 25% of our U.S. revenues for the same period. For the three months ended March 31, 2018, revenues from treatment sessions and NeuroStar Advanced Therapy Systems represented 72% and 24% of our U.S. revenues, respectively.

We currently sell our NeuroStar Advanced Therapy System and recurring treatment sessions in the United States through our direct sales and customer support team, which was comprised of 106 people as of December 31, 2017. Our sales force primarily targets 15,100 psychiatrists at 3,600 high-decile psychiatric practices that we estimate, based on data from Symphony Health and our own internal estimates, treat approximately 33% of the total MDD patients in the United States who meet our labeled indication and are insured. We expect to continue to expand our direct sales and customer support team to further penetrate the market by demonstrating the benefits of our NeuroStar Advanced Therapy to psychiatrists and their MDD patients. Some of our customers have and may purchase more than one NeuroStar Advanced Therapy System. Based on our commercial data, we believe psychiatrists can recoup their initial capital investment in our system by providing a standard course of treatment to approximately 12 patients. We believe psychiatrists can generate approximately $7,500 to $10,000 of revenue per patient for a standard course of treatment, which may provide meaningful incremental income to their practices. We have a diverse customer base of psychiatrists in group psychiatric practices in the United States. No single customer accounted for more than 7% of our revenues in each of 2016 and 2017 or for more than 8% of our revenues for the three months ended March 31, 2018. Patients are reimbursed by Medicare and the vast majority of commercial payors in the United States for treatment sessions utilizing our NeuroStar Advanced Therapy System.

We market our products in a few select markets outside the United States through independent distributors. International revenues represented 1% of our total revenues for the year ended December 31, 2017 and 2% of our total revenues for the three months ended March 31, 2018. In October 2017, we entered into an exclusive distribution agreement with Teijin Pharma Limited, or Teijin, for the distribution of our NeuroStar Advanced Therapy Systems and treatment sessions to customers who will treat patients with MDD in Japan. We received Shonin approval for our system in Japan in September 2017, and we plan to work with Teijin to obtain reimbursement or approval for NeuroStar Advanced Therapy in Japan in 2018. We expect our international revenues to increase as a percentage of our total revenues as we grow our presence in Japan.

Our research and development efforts are focused on the following: hardware and software product developments and enhancements of our NeuroStar Advanced Therapy System and clinical development relating to additional indications, which may include bipolar depression and post-traumatic stress disorder. We outsource the manufacture of components of our NeuroStar Advanced Therapy Systems that are produced to our specifications, and individual components are either shipped directly from our third-party contract manufacturers to our customers or consolidated into pallets at our Malvern, Pennsylvania facility prior to shipment. Final installation of these systems occurs at the customer site.

Revenues increased by $6.2 million, or 18%, from $34.2 million for the year ended December 31, 2016 to $40.4 million for the year ended December 31, 2017. For the year ended December 31, 2017, our U.S. revenues were $39.9 million, compared to $31.6 million for the year ended December 31, 2016, which represented an increase of 26% period over period. Revenues increased by $2.6 million, or 35%, from $7.5 million for the three months ended March 31, 2017 to $10.2 million for the three months ended March 31, 2018. For the three months ended March 31, 2018, our U.S. revenues were $10.0 million, compared to $7.4 million for the three months ended March 31, 2017, which represented an increase of 35% period over period. Due to the seasonality of our sales, during the first quarter of each year, we typically experience reduced revenues compared to our other quarters. We incurred net losses of $16.1 million and $5.5 million for the year ended December 31, 2017 and the three months ended March 31, 2018, respectively. We expect to continue to incur losses for the next several years as we expand our commercial organization to support our planned sales growth and while continuing to invest in our pipeline indications. As of March 31, 2018, we had an accumulated deficit of $202.4 million. Our primary sources of capital to date have been from private placements of our convertible preferred securities, borrowings under our credit facilities and sales of our products.

Components of Our Results of Operations

Revenues

To date, we have generated revenues primarily from the capital portion of our business and related sales and rentals of the NeuroStar Advanced Therapy System and the recurring revenues from our sale of treatment sessions in the United States.

NeuroStar Advanced Therapy System Revenues.    NeuroStar Advanced Therapy System revenues consist primarily of a capital component, including upgrades to the equipment attributable to the initial sale of the system. NeuroStar Advanced Therapy Systems can be purchased outright or on a rent-to-own basis by certain customers. We had an installed base of 647 and 752 active NeuroStar Advanced Therapy Systems as of December 31, 2016 and December 31, 2017, respectively.

Treatment Session Revenues.    Treatment session revenues primarily include sales of NeuroStar Treatment Sessions and SenStar treatment links. The NeuroStar Treatment Sessions are access codes that are delivered electronically in the United States. The SenStar treatment links are disposable units containing single-use access codes that are sold and used outside the United States. Access codes are purchased separately by our customers, primarily on an as-needed basis, and are required by the NeuroStar Advanced Therapy System in order to deliver treatment sessions.

Other Revenues.    Other revenues are derived primarily from service and repair and extended warranty contracts with our existing customers.

We refer you to the section titled “Critical Accounting Policies and Use of Estimates—Revenue Recognition” appearing elsewhere in this prospectus for additional information regarding how we account for revenues.

The United States represented 99% of our total revenues in 2017, and our sales in this region have been generated by our direct sales force. Outside the United States, our sales are made through local third-party distributors. International revenues were 8% for the year ended December 31, 2016, compared with 1% for the year ended December 31, 2017. In 2017, we terminated our relationship with our Japanese distributor in anticipation of entering into a new distribution agreement with Teijin, which significantly impacted our international sales for the year. We expect that both our United States and international revenues will increase in the near term as we continue to expand the installed base of NeuroStar Advanced Therapy Systems and increase the related patient utilization in the United States, as well as grow our presence in Japan. We expect our revenues to be positively impacted to the extent our direct sales force is successful in increasing the rate of adoption and utilization of treatment with TMS Therapy as an alternative to other MDD treatments.

Cost of Revenues and Gross Margin

Cost of revenues primarily consists of the costs of components and products purchased from our third-party contract manufacturers of our NeuroStar Advanced Therapy Systems as well as the cost of treatment packs for individual treatment sessions. We use third-party contract manufacturing partners to produce the components for and assemble the completed NeuroStar Advanced Therapy Systems. Cost of revenues also includes costs related to personnel, royalties, warranty, shipping, and our operations and field service departments. We expect our cost of revenues to increase in absolute dollars as and to the extent our revenues grow.

Our gross profit is calculated by subtracting our cost of revenues from our revenues. We calculate our gross margin as our gross profit divided by our revenues. Our gross margin has been and will continue to be affected by a variety of factors, primarily product sales mix, pricing and third-party contract manufacturing costs. Our gross margins on revenues from sales of NeuroStar Advanced Therapy Systems are lower than our gross margins on revenues from sales of treatment sessions and, as a result, the sales mix between NeuroStar Advanced Therapy Systems and treatment sessions can affect the gross margin in any reporting period.

Sales and Marketing Expenses

Sales and marketing expenses consist of market research and commercial activities related to the sale of our NeuroStar Advanced Therapy Systems and treatment sessions and salaries and related benefits, sales commissions and share-based compensation for employees focused on these efforts. Other significant sales and marketing costs include conferences and trade shows, promotional and marketing activities, including direct and online marketing, practice support programs, television and radio media campaigns, travel and training expenses.

We anticipate a significant increase in headcount in our commercial organization and in expenses in executing on our growth initiatives as we continue to expand our business in the United States and internationally. As a result, we expect our sales and marketing expenses to continue to increase in absolute dollars.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel expenses, including salaries and related benefits, share-based compensation and travel expenses, for employees in executive, finance, information technology, legal and human resource functions. General and administrative expenses also include the cost of insurance, outside legal fees, accounting and other consulting services, audit fees from our independent registered public accounting firm, board of directors fees and other administrative costs, such as corporate facility costs, including rent, utilities, depreciation and maintenance not otherwise included in cost of revenues.

We anticipate that our general and administrative expenses will increase in absolute dollars because of an expanded infrastructure and an increased headcount. We anticipate higher corporate infrastructure costs including, but not limited to, accounting, legal, human resources, consulting and investor relations fees, listing fees on the Nasdaq Global Market, costs associated with Securities and Exchange Commission, or SEC, reporting and compliance, as well as increased director and officer insurance premiums, as a result of becoming a public company.

Research and Development Expenses

Research and development expenses consist primarily of personnel expenses, including salaries and related benefits and share-based compensation for employees in clinical development, product development, regulatory and quality assurance functions, as well as expenses associated with outsourced professional scientific development services and costs of investigative sites and consultants that conduct our preclinical and clinical development programs. We typically use our employee, consultant and infrastructure resources across our research and development programs.

We plan to incur research and development expenses for the near future as we expect to continue our development of TMS Therapy for the treatment of additional patient populations and new indications, which may include bipolar depression, post-traumatic stress disorder and potential other clinical indications yet to be determined, as well as for various hardware and software development projects. As a result, we expect our research and development expenses to continue to increase in absolute dollars.

Interest Expense

Interest expense consists of cash interest payable under our credit facility and non-cash interest attributable to the accrual of final payment fees and the amortization of deferred financing costs related to our indebtedness.

Other (Income) Expense, Net

Other (income) expense, net consists primarily of the fair value remeasurement related to our outstanding convertible preferred stock warrants, which are accounted for as a liability and marked-to-market at each reporting period, as well as gains and losses on the disposal of fixed assets and interest income earned on our money market account balances.

Results of Operations

Comparison of the Three Months ended March 31, 2017 and 2018

	Three Months ended March 31,		Increase / (Decrease)
	2017	2018	Dollars	Percentage
	(in thousands, except percentages)
Revenues	$7,526	$10,152	$2,626	35%
Cost of revenues	1,538	2,457	919	60%

Gross Profit	5,988	7,695	1,707	29%

Gross Margin	80%	76%
Operating expenses:
Sales and marketing	6,306	8,109	1,803	29%
General and administrative	1,642	2,636	994	61%
Research and development	2,028	1,555	(473)	(23)%

Total operating expenses	9,976	12,300	2,324	23%

Loss from Operations	(3,988)	(4,605)	617	15%

Other (income) expense:
Interest expense	550	921	371	67%
Other income, net	(24)	(29)	(5)	21%

Net Loss	$(4,514)	$(5,497)	$983	22%

	Revenues by Geography Three Months ended March 31,
	2017		2018
	Amount	% of Revenues	Amount	% of Revenues
	(in thousands, except percentages)
United States	$7,394	98%	$9,972	98%
International	132	2%	180	2%

Total revenues	$7,526	100%	$10,152	100%

	U.S. Revenues by Product Category Three Months ended March 31,
	2017		2018
	Amount	% of Revenues	Amount	% of Revenues
	(in thousands, except percentages)
NeuroStar Advanced Therapy System	$1,321	18%	$2,373	24%
Treatment sessions	5,749	78%	7,240	72%
Other	324	4%	359	4%

Total U.S. revenues	$7,394	100%	$9,972	100%

Revenues

Total revenues increased by $2.6 million, or 35%, from $7.5 million for the three months ended March 31, 2017 to $10.2 million for the three months ended March 31, 2018. Revenues in the United States increased by $2.6 million from the three months ended March 31, 2017 compared to the three months ended March 31, 2018 due to higher unit sales of both NeuroStar Advanced Therapy Systems and treatment sessions. International revenues increased slightly for the three months ended March 31, 2018 compared to the three months ended March 31, 2017, primarily due to the recognition of deferred revenue related to the upfront and milestone payments received in 2017 under our distribution agreement with Teijin for Japan.

Revenues in the United States increased by $2.6 million, or 35%, from $7.4 million for the three months ended March 31, 2017 to $10.0 million for the three months ended March 31, 2018. NeuroStar Advanced Therapy System revenues in the United States grew by $1.1 million, or 80%, in the three months ended March 31, 2018 compared to the three months ended March 31, 2017, based on 74% higher unit volume and 6% higher average selling prices. NeuroStar Advanced Therapy System revenues represented 18% and 24% of U.S. revenues for the three months ended March 31, 2017 and 2018, respectively. We believe the growth in NeuroStar Advanced Therapy System revenues between these two periods was the result of the efforts of our expanded commercial organization and increased marketing efforts. As of March 31, 2018, we had an installed base of 777 active systems in the United States, compared to 669 as of March 31, 2017.

Treatment session revenues in the United States represented 78% and 72% of total revenues in the United States for the three months ended March 31, 2017 and 2018, respectively, and increased by 26% from the three months ended March 31, 2017 to the three months ended March 31, 2018. The increase in United States treatment session revenues was primarily the result of a 30% increase in the number of treatment sessions performed. This was offset by a 4% decline in average selling price due to certain volume pricing discounts within our existing customer base.

Cost of Revenues and Gross Margin

Cost of revenues increased by $0.9 million, or 60%, from $1.5 million for the three months ended March 31, 2017 to $2.5 million for the three months ended March 31, 2018. The increase was primarily due to increased NeuroStar Advanced Therapy System sales becoming a larger portion of the sales mix. Gross margin decreased from 80% for the three months ended March 31, 2017 to 76% for the three months ended March 31, 2018. The decrease was due to the higher mix of NeuroStar Advanced Therapy System revenues in the three months ended March 31, 2018 in relation to treatment session revenues, as well as the reduction in the average selling price of our treatment sessions contributed to the decline in gross margin.

Sales and Marketing Expenses

Sales and marketing expenses increased by $1.8 million, or 29%, from $6.3 million for the three months ended March 31, 2017 to $8.1 million for the three months ended March 31, 2018. The increase was primarily due to increased personnel costs as a result of our sales and marketing expansion activities, as well as higher marketing expenses and sales commission costs, consistent with our growth in revenues.

General and Administrative Expenses

General and administrative expenses increased by $1.0 million, or 61%, from $1.6 million for the three months ended March 31, 2017 to $2.6 million for the three months ended March 31, 2018. The increase was primarily due to an increase in personnel and legal, accounting and other professional services expenses required to support the growth of our business and to ready the infrastructure for public company reporting.

Research and Development Expenses

Research and development expenses decreased $0.5 million, or 23%, from $2.0 million for the three months ended March 31, 2017 to $1.6 million for the three months ended March 31, 2018. The decrease was primarily due to declines in spending relating to our adolescent study, which were partially offset by expenses relating to the launch of the next generation of our NeuroStar Advanced Therapy System and TrakStar practice management system.

Interest Expense

Interest expense increased $0.4 million, or 67%, from $0.6 million for the three months ended March 31, 2017 to $0.9 million for the three months ended March 31, 2018, primarily as a result of higher cash interest expenses related to the $10.0 million increase during 2017 in principal borrowings under our $35.0 million credit facility and higher non-cash interest expenses accrued in connection with the final payment fees due to the lender under the agreement.

Other (Income) Expense, Net

Other (income) expense, net, which includes the change in the fair value of the liability related to our outstanding convertible preferred stock warrants, was unchanged in total for the three months ended March 31, 2018 compared to the three months ended March 31, 2017.

Comparison of the Years ended December 31, 2016 and 2017

	Years ended December 31,		Increase/(Decrease)
	2016	2017	Dollars	Percentage
	(in thousands, except percentages)
Revenues	$34,228	$40,433	$6,205	18%
Cost of revenues	6,622	9,632	3,010	45%

Gross Profit	27,606	30,801	3,195	12%

Gross Margin	81%	76%
Operating expenses:
Sales and marketing	21,794	27,900	6,106	28%
General and administrative	6,926	8,572	1,646	24%
Research and development	8,223	7,937	(286)	(3)%

Total operating expenses	36,943	44,409	7,466	20%

Loss from Operations	(9,337)	(13,608)	4,271	46%

Other (income) expense:
Interest expense	1,835	2,808	973	53%
Other (income) expense, net	62	(357)	(419)	*

Net Loss	$(11,234)	$(16,059)	$4,825	43%

*	Calculation is not meaningful.

	Revenues by Geography Years ended December 31,
	2016		2017
	Amount	% of Revenues	Amount	% of Revenues
	(in thousands, except percentages)
United States	$31,577	92%	$39,853	99%
International	2,651	8%	580	1%

Total revenues	$34,228	100%	$40,433	100%

	U.S. Revenues by Product Category Years ended December 31,
	2016		2017
	Amount	% of Revenues	Amount	% of Revenues
	(in thousands, except percentages)
NeuroStar Advanced Therapy System	$5,694	18%	$10,120	25%
Treatment sessions	24,630	78%	28,391	71%
Other	1,253	4%	1,342	4%

Total U.S. revenues	$31,577	100%	$39,853	100%

Revenues

Total revenues increased by $6.2 million, or 18%, from $34.2 million for the year ended December 31, 2016 to $40.4 million for the year ended December 31, 2017. Revenues in the United States increased by $8.3 million from 2016 to 2017 due to higher unit sales of both NeuroStar Advanced Therapy Systems and treatment sessions. International revenues declined by $2.1 million primarily due to the transition of our Japanese distributor during the fourth quarter of 2016. During the fourth quarter of 2017, we entered into an exclusive distribution agreement with Teijin, which we believe will allow us to increase our revenues in Japan once we obtain reimbursement in that country.

Revenues in the United States increased by $8.3 million, or 26%, from $31.6 million for the year ended December 31, 2016 to $39.9 million for the year ended December 31, 2017. NeuroStar Advanced Therapy System revenues in the United States grew by $4.4 million from 2016 to 2017, or 78%, based on 64% higher unit volume and 14% higher average selling prices. NeuroStar Advanced Therapy System revenues represented 18% and 25% of U.S. revenues for 2016 and 2017, respectively. We believe the growth in NeuroStar Advanced Therapy System revenues between the two periods was the result of the efforts of our expanded sales and customer support team to place additional systems. Treatment sessions revenues in the United States increased by $3.8 million from 2016 to 2017, primarily due to an increase in the installed base of NeuroStar Advanced Therapy Systems. Treatment sessions revenues represented 78% and 71% of U.S. revenues for 2016 and 2017, respectively. The increase in treatment session revenues in the United States was primarily the result of a 24% increase in the number of treatment sessions performed. This was offset by a 9% decline in average selling price due to certain volume pricing discounts within our existing customer base.

Cost of Revenues and Gross Margin

Cost of revenues increased by $3.0 million, or 45%, from $6.6 million for the year ended December 31, 2016 to $9.6 million for the year ended December 31, 2017. The increase was primarily due to increased NeuroStar Advanced Therapy System sales becoming a larger portion of the sales mix. Gross margin was 76% for the year ended December 31, 2017 compared to 81% for the year ended December 31, 2016. The decrease in gross margin was primarily due to the higher mix of NeuroStar Advanced Therapy System revenues in 2017 in relation to treatment sessions revenues and the reduction in the average selling price of our treatment sessions.

Sales and Marketing Expenses

Sales and marketing expenses increased by $6.1 million, or 28%, from $21.8 million for the year ended December 31, 2016 to $27.9 million for the year ended December 31, 2017. The increase was primarily due to increased personnel costs as a result of our sales and marketing expansion activities, as well as higher marketing expenses and sales commission costs, consistent with our growth in revenues. During 2017, we added 15 new sales territories and undertook several marketing projects to support our expansion plans, including increasing our presence at trade shows, expanding our media campaigns and enhancing our practice support program to include patient starter kits.

General and Administrative Expenses

General and administrative expenses increased by $1.7 million, or 24%, from $6.9 million for the year ended December 31, 2016 to $8.6 million for the year ended December 31, 2017. The increase was primarily due to an increase in personnel and legal, accounting and other professional services expenses required to support the growth of our business and ready the infrastructure for public company reporting.

Research and Development Expenses

Research and development expenses decreased $0.3 million, or 3%, from $8.2 million for the year ended December 31, 2016 to $7.9 million for the year ended December 31, 2017. The decrease was primarily due to declines in spending relating to our adolescent study, which were partially offset by expenses relating to the launch of the next generation of our NeuroStar Advanced Therapy System and TrakStar practice management system.

Interest Expense

Interest expense increased $1.0 million, or 53%, from $1.8 million for the year ended December 31, 2016 to $2.8 million for the year ended December 31, 2017, primarily as a result of higher cash interest expenses related to the increase in principal borrowings under our $35.0 million credit facility and higher non-cash interest expenses accrued in connection with final payment fees due to the lender under the agreement.

Other (Income) Expense, Net

The fair value remeasurement of the liability related to our outstanding convertible preferred stock warrants decreased by $0.3 million during the year ended December 31, 2017 as a result of the change in the fair value of our Series E and Series F convertible preferred stock during 2017.

Quarterly Results of Operations

The following tables set forth our unaudited quarterly results of operations for each quarter in the years ended December 31, 2016 and 2017 and the first quarter of 2018. We have prepared the unaudited quarterly results of operations on a consistent basis with our audited annual financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited quarterly results of operations reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation. The unaudited quarterly results of operations should be read in conjunction with our audited annual financial statements and related notes thereto included elsewhere in this prospectus. Unaudited interim results of historical periods are not necessarily indicative of the results to be expected for a full year, or for any other period.

	Three Months ended
	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018
	(in thousands, except percentages)
Revenues	$6,857	$9,276	$8,280	$9,815	$7,526	$10,308	$10,491	$12,108	$10,152
Cost of revenues	1,357	1,667	1,429	2,169	1,538	2,501	2,636	2,957	2,457

Gross Profit	5,500	7,609	6,851	7,646	5,988	7,807	7,855	9,151	7,695

Gross Margin	80%	82%	83%	78%	80%	76%	75%	76%	76%
Operating expenses:
Sales and marketing	4,472	4,982	5,289	7,051	6,306	6,400	6,566	8,628	8,109
General and administrative	1,553	1,765	1,635	1,973	1,642	1,837	2,256	2,837	2,636
Research and development	1,958	2,163	1,885	2,217	2,028	2,147	1,843	1,919	1,555

Total operating expenses	7,983	8,910	8,809	11,241	9,976	10,384	10,665	13,384	12,300

Loss from Operations	(2,483)	(1,301)	(1,958)	(3,595)	(3,988)	(2,577)	(2,810)	(4,233)	(4,605)

Other (income) expense:
Interest expense	410	411	459	555	550	711	807	740	921
Other (income) expense, net	(135)	104	(24)	117	(24)	(420)	136	(49)	(29)

Net Loss	$(2,758)	$(1,816)	$(2,393)	$(4,267)	$(4,514)	$(2,868)	$(3,753)	$(4,924)	$(5,497)

Seasonality

Our business has historically been affected by seasonality. In the first quarter, our results can be impacted by severe weather and by the resetting of annual U.S. patient healthcare insurance plan deductibles, which may cause delays in patients seeking NeuroStar Advanced Therapy treatments. Historically, we have seen a sequential decline in third quarter revenues, which we believe is attributable to summer vacation plans of psychiatrists and patients. In addition, the fourth quarter has consistently been a strong revenue quarter on a sequential basis primarily due to U.S. psychiatrists’ historical timing for capital expenditures and patients’ needs to exhaust remaining balances in their flexible spending accounts.

Liquidity and Capital Resources

Overview

As of March 31, 2018, we had cash and cash equivalents of $20.4 million and an accumulated deficit of $202.4 million, compared to cash and cash equivalents of $29.1 million and an accumulated deficit of $196.9 million as of December 31, 2017. We incurred negative cash flows from operating activities of $8.5 million and $11.1 million for the years ended December 31, 2016 and 2017, respectively. We incurred negative cash flows from operating activities of $6.7 million and $8.3 million for the three months ended March 31, 2017 and 2018, respectively. We have incurred operating losses since our inception, and we anticipate that our operating losses will continue in the near term as we seek to expand our sales and marketing initiatives to support our growth in existing and new markets and invest funds in additional research and development activities. Our primary sources of capital to date have been from private placements of our convertible preferred securities, borrowings under our credit facilities and sales of our products. Through March 31, 2018, we raised $178.9 million from private placements of our convertible preferred securities and at such date we had $30.0 million of borrowings outstanding under our credit facility, which matures in March 2022 and has $5.0 million of additional capacity, subject to the achievement of $45.0 million of trailing twelve month revenues in 2018, which is currently expected to occur in 2018.

We expect our revenues and expenses to increase in connection with our on-going activities, particularly as we continue to execute on our growth strategy, including expansion of our sales and customer support teams. Furthermore, following the completion of this offering, we expect to incur additional costs as a public company. Based on our current business plan, we believe that our cash and cash equivalents as of March 31, 2018, availability of borrowing under our credit facility, anticipated cash receipts from sales of our products and net proceeds from this offering will be sufficient to meet our anticipated cash requirements through at least the next 24 months. However, if these sources are insufficient to satisfy our liquidity requirements, we may seek to sell additional common or preferred equity or debt securities, or enter into a new credit facility. If we raise additional funds by issuing equity or equity-linked securities, our stockholders would experience dilution and any new equity securities could have rights, preferences and privileges superior to those of holders of our common stock, including the shares of common stock sold in this offering. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. We cannot be assured that additional equity, equity-linked or debt financing will be available on terms favorable to us or our stockholders, or at all. It is also possible that we may allocate significant amounts of capital towards products or technologies for which market demand is lower than expected and, as a result, abandon such efforts. If we are unable to obtain adequate financing when we require it, or if we obtain financing on terms which are not favorable to us, or if we expend capital on products or technologies that are unsuccessful, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, or we may be required to delay the development, commercialization and marketing of our products.

Our current and future funding requirements will depend on many factors, including:

•	our ability to achieve revenue growth and improve operating margins;

•	our ability to improve or maintain coverage and reimbursement arrangements with domestic third-party and government payors;

•	our rate of progress in establishing coverage and reimbursement arrangements from international commercial third-party and government payors, particularly in Japan;

•	the cost of expanding our operations and offerings, including our sales and marketing efforts;

•	our rate of progress in, and cost of the sales and marketing activities associated with, establishing adoption of our products and maintaining or improving our sales to our current customers;

•	the cost of research and development activities, including research and development relating to additional indications, which may include bipolar depression and PTSD;

•	the effect of competing technological and market developments;

•	costs related to international expansion; and

•	the potential cost of and delays in product development as a result of any regulatory oversight applicable to our products.

Cash Flows

The following table sets forth a summary of our cash flows for the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 and 2018:

	Years ended December 31,		Three Months ended March 31,
	2016	2017	2017	2018
	(in thousands)
Net Cash Used in Operating Activities	$(8,541)	$(11,144)	$(6,685)	$(8,297)
Net Cash Used in Investing Activities	(324)	(594)	(84)	(297)
Net Cash Provided by (Used in) Financing Activities	4,896	23,845	3,985	(199)

Net (Decrease) Increase in Cash and Cash Equivalents	$(3,969)	$12,107	$(2,784)	$(8,793)

Net Cash Used in Operating Activities

Net cash used in operating activities for the three months ended March 31, 2018 was $8.3 million, consisting primarily of a net loss of $5.5 million and a decrease in net operating liabilities of $3.4 million, partially offset by non-cash charges of $0.6 million. The decrease in net operating liabilities was primarily due to a decrease in accrued expenses as a result of first quarter 2018 payments of 2017 incentive compensation and commissions accrued as of December 31, 2017. Non-cash charges consisted of depreciation and amortization, non-cash interest expense, share-based compensation, the cost of rental units purchased by customers and the change in the fair value of the liability related to our outstanding convertible preferred stock warrants.

Net cash used in operating activities for the three months ended March 31, 2017 was $6.7 million, consisting primarily of a net loss of $4.5 million and a decrease in net operating liabilities of $2.5 million, partially offset by non-cash charges of $0.3 million. The decrease in net operating liabilities was primarily due to a decrease in accrued expenses as a result of first quarter 2017 payments of 2016 incentive compensation and commissions accrued as of December 31, 2016. Non-cash charges consisted of depreciation and amortization, non-cash interest expense, share-based compensation and the change in the fair value of the liability related to our outstanding convertible preferred stock warrants.

Net cash used in operating activities for 2017 was $11.1 million, consisting primarily of a net loss of $16.1 million, offset by an increase in net operating liabilities of $3.2 million and non-cash charges of $1.8 million. The increase in net operating liabilities was primarily due to an increase in deferred revenue representing the initial payment and first milestone payment received in accordance with our Japanese distribution agreement as well as expanding commercial and research activities. Non-cash charges consisted of depreciation and amortization, non-cash interest expense, share-based compensation, the cost of rental units purchased by customers and the change in the fair value of the liability related to our outstanding convertible preferred stock warrants.

Net cash used in operating activities for 2016 was $8.5 million, consisting primarily of a net loss of $11.2 million, offset by an increase in net operating liabilities of $1.4 million and non-cash charges of $1.3 million. The increase in net operating liabilities was primarily due to increases in accounts payable and accrued expenses, offset by an increase in inventory primarily due rent-to-own units from one large customer. Non-cash charges consisted of depreciation and amortization, non-cash interest expense, share-based compensation and the change in the fair value of the liability related to our outstanding convertible preferred stock warrants.

Net Cash Used in Investing Activities

Net cash used in investing activities for the three months ended March 31, 2018 was $0.3 million, compared to net cash used in investing activities for the three months ended March 31, 2017 of $0.1 million, in each case attributable to purchases of property and equipment and capitalized software costs.

Net cash used in investing activities for 2017 was $0.6 million, compared to net cash used in investing activities for 2016 of $0.3 million, in each case attributable to purchases of property and equipment and capitalized software costs in 2017.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activates for the three months ended March 31, 2018 was $0.2 million, consisting primarily of $0.2 million of payments of initial public offering costs, slightly offset by cash proceeds from the exercises of stock options. Net cash provided by financing activities for the three months ended March 31, 2017 was $4.0 million, consisting of $5.0 million of borrowings under our current credit facility, offset by payment of $1.0 million of deferred debt issuance costs incurred in connection with our March 2017 amendment to our $35.0 million credit facility.

Net cash provided by financing activities for 2017 was $23.8 million, consisting of $14.8 million of net proceeds from the issuance of Series G convertible preferred stock and $10.0 million of borrowings under our current credit facility, offset by payment of $1.0 million of deferred debt issuance costs incurred in connection with our March 2017 amended credit facility. Net cash provided by financing activities for 2016 was $4.9 million, consisting primarily of $5.0 million of borrowings under our previous credit facility, offset by payment of the related deferred debt issuance costs incurred in connection with a March 2016 amendment.

Indebtedness

Current $35.0 Million Credit Facility

In March 2017, we entered into a new loan and security agreement with Oxford Finance LLC, or Oxford, for a credit facility that replaced our previous $25.0 million credit facility with Oxford and which allows us to borrow up to $35.0 million in three tranches of term loans: a Term A Loan in the amount of $25.0 million, which was drawn down immediately upon closing in March 2017, a Term B

Loan in the amount of $5.0 million, which was drawn down in December 2017, and a Term C Loan in the amount of $5.0 million, which will become available to us upon the achievement of $45.0 million of trailing twelve month revenues in 2018, which we expect to achieve in 2018. Each term loan accrues interest from the date of borrowing through the date of repayment at a floating per annum rate of interest, which resets monthly and is equal to the greater of 8.15% or the 30 day U.S. LIBOR rate on the last business day of the month plus 7.38%. At the date of each borrowing, we are required to issue to Oxford warrants to purchase our Series F or later series of convertible preferred stock or, if we are a public company at the date of borrowing, warrants to purchase our common stock, with a seven year term and in an amount equal to 3.95% of the first $5.0 million of each tranche borrowed. The credit facility matures and all amounts borrowed thereunder are due on March 1, 2022. As of March 31, 2018, we had borrowed and had outstanding an aggregate of $30.0 million of principal under our credit facility.

The Term A Loan features an interest-only period through March 2019, during which time we are required to make monthly interest payments, after which time we are required to make monthly payments of principal and interest based on a 36-month amortization schedule. However, if $45.0 million of trailing twelve month revenues is achieved in 2018, the interest-only period can be extended for an additional 12 months through March 2020 and the amortization period then becomes 24 months. In connection with the drawdown of the Term A Loan, we issued to the lender a warrant to purchase 588,498 shares of our Series F convertible preferred stock, which has an exercise price of $0.3356 per share and which expires in March 2024.

The Term B Loan features an interest-only period through March 2019, during which time we are required to make monthly interest payments, after which time we are required to make monthly payments of principal and interest based on a 36-month amortization schedule. However, if $45.0 million of trailing twelve month revenues is achieved in 2018, then the interest-only period can be extended for an additional 12 months through March 2020 and the amortization period then becomes 24 months. In connection with the drawdown of the Term B Loan, we issued to the lender a warrant to purchase 588,498 shares of our Series F convertible preferred stock, which has an exercise price of $0.3356 per share and which expires in December 2024.

In addition to principal and interest payments due under the credit facility, we are required to make final payment fees to the lender due upon the earlier of prepayment or maturity of each tranche, which are equal to 8%, 7% and 6.5% of the principal amounts of the Term A, Term B and Term C Loans, respectively, except that if the interest-only periods on the Term A and Term B Loans are extended then the final payment fees increase to 8.5%, 7.5% and 7% of the principal amounts of the Term A, Term B and Term C Loans, respectively. We accrue the estimated final payment fees using the effective interest rate, with a charge to non-cash interest expense, over the term of borrowing for each tranche. As of both December 31, 2017 and March 31, 2018, the effective interest rates for the Term A and Term B Loans were 10.7% and 11.6%, respectively. If we prepay our term loans prior to their respective scheduled maturities, we will also be required to make prepayment fees to the lender equal to 3% if prepaid on or before the first anniversary of funding, 2% if prepaid after the first and on or before the second anniversary of funding or 1% if prepaid after the second anniversary of funding of the principal amounts borrowed.

Our obligations under the credit facility are secured by a first priority security interest in substantially all of our assets, other than our intellectual property. We have agreed not to pledge or otherwise encumber any of our intellectual property. The loan and security agreement related to our credit facility includes a financial maintenance covenant that requires us to achieve at least 75% of our trailing 12-month forecasted revenues, as measured each month in accordance with a forecast that we provided to Oxford upon signing the agreement and future forecasts that we are required to deliver to the lenders each year for the life of the credit facility, as well as customary affirmative and negative covenants. We were in compliance with all of the covenants under our credit facility as of March 31, 2018.

The loan and security agreement related to our credit facility contains events of default, including, without limitation, events of default upon: (i) failure to make payment pursuant to the terms of the agreement; (ii) violation of covenants; (iii) material adverse changes to our business; (iv) attachment or levy on our assets or judicial restraint on our business; (v) insolvency; (vi) significant judgments, orders or decrees for payments by us not covered by insurance; (vii) incorrectness of representations and warranties; (viii) incurrence of subordinated debt; (ix) revocation of governmental approvals necessary for us to conduct our business; and (x) failure by us to maintain a valid and perfected lien on the collateral securing the borrowing.

Based on a 36-month amortization of the outstanding principal amounts of the Term A and Term B Loans beginning on April 1, 2019 as discussed above, the following table sets forth by year our required future principal payments (in thousands):

Year:	Principal Payments
2018	$—
2019	7,500
2020	10,000
2021	10,000
2022	2,500

Total principal payments	$30,000

We currently anticipate that we will extend the interest-only periods on the Term A and Term B Loans upon achieving $45.0 million of trailing twelve month revenues, which is currently expected to occur in 2018.

Previous $25.0 Million Credit Facility

Prior to March 2017, we had a $25.0 million credit facility in place with Oxford, which we entered into in February 2014 and which allowed us to borrow up to $25.0 million in three tranches of term loans: a Term A Loan in the amount of $15.0 million, a Term B Loan in the amount of $5.0 million, and a Term C Loan in the amount of $5.0 million, which was never drawn down. Each term loan accrued interest at per annum rates ranging from 8.5% to 8.9%. This facility featured an interest-only period on all tranches through March 2017, and we were also required to issue convertible preferred stock warrants to the lender at the time of borrowing of each tranche.

We accrued final payment fees using the effective interest rate, with a charge to non-cash interest expense, over the term of borrowing and until our entry into our current credit facility in March 2017, at which time we paid the lender $1.0 million in satisfaction of all final payment fee liabilities due under the prior credit facility. As of December 31, 2016, the effective interest rates for the previous Term A and Term B Loans were 10.4% and 11.6%, respectively.

We evaluated whether our current credit facility entered into in March 2017 represented a debt modification or extinguishment in accordance with ASC 470-50, Debt—Modifications and Extinguishments. Upon determining that the change in cash flows between the previous and current credit facilities was not greater than 10%, we accounted for the transaction as a debt modification. As of March 2017, the unamortized balance of deferred financing costs incurred in connection with the $25.0 million credit facility, and certain additional deferred financing costs incurred in connection with entry into our current credit facility, are being amortized to interest expense through March 2022 utilizing the effective interest method.

For the three months ended March 31, 2017, we recognized interest expense of $0.6 million, of which $0.5 million was cash and $0.1 million was non-cash interest expense related to the amortization of deferred financing costs and accrual of final payment fees. For the three months ended March 31, 2018, we recognized interest expense of $0.9 million, of which $0.7 million was cash and $0.2 million was non-cash interest expense related to the amortization of deferred financing costs and accrual of final payment fees.

For the year ended December 31, 2016, we recognized interest expense of $1.8 million, of which $1.4 million was cash and $0.4 million was non-cash interest expense related to the amortization of deferred financing costs and accrual of final payment fees. For the year ended December 31, 2017, we recognized interest expense of $2.8 million, of which $2.1 million was cash and $0.7 million was non-cash interest expense related to the amortization of deferred financing costs and accrual of final payment fees.

Off-Balance Sheet Arrangements

We do not maintain any off-balance sheet arrangements, partnerships or other relationships with unconsolidated entities, often referred to as structured finance or special-purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Commitments and Contractual Obligations

The following table sets forth a summary of our contractual obligations as of December 31, 2017, which have not materially changed as of March 31, 2018:

	Payments Due by Period
	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
	(in thousands)
Principal payments on long-term debt	$—	$17,500	$12,500	$—	$30,000
Interest and lender fees on long-term debt(1)	2,630	4,034	3,089	—	9,753
Operating leases(2)	490	1,107	88	—	1,685

Total	$3,120	$22,641	$15,677	$—	$41,438

(1)

Interest payable reflects the rate in effect as of December 31, 2017. The interest rate on borrowings under the credit facility is variable and resets monthly. Lender fees reflect final payment fees due assuming no extension of the interest-only period.

(2)	Reflects obligations primarily related to our office and warehouse/storage leases in Malvern, PA.

Distribution Agreement with Teijin Pharma Limited

In October 2017, we entered into a seven and a half year distribution agreement with Teijin Pharma Limited, or Teijin, for the exclusive distribution of our NeuroStar Advanced Therapy System to customers who will treat patients with MDD in Japan. Under the distribution agreement, Teijin is generally restricted from selling competing products in Japan. Our distribution agreement provides that we will have primary responsibility for obtaining reimbursement approval for use of NeuroStar Advanced Therapy System for the treatment of MDD in Japan, and Teijin will promote the sales of NeuroStar Advanced Therapy System for treatment of MDD in Japan. We have agreed to provide sales and technical support training to Teijin for our NeuroStar Advanced Therapy Systems.

Teijin is required to purchase minimum dollar values of NeuroStar Advanced Therapy Systems and treatment sessions from us following reimbursement approval by the Japanese Ministry of Health, Labour and Welfare, or JMHLW, for TMS treatment for MDD (or, if such approval requires certified training on the NeuroStar Advanced Therapy System by a third party, then upon the first psychiatrist being issued his or her training certification).

In 2017, under our distribution agreement with Teijin, we received an upfront payment of $0.75 million and a milestone payment of $2.0 million following JMHLW’s approval of marketing the NeuroStar Advanced Therapy System for the treatment of MDD in Japan. These upfront and milestone payments have been deferred and are being recognized as revenue over the seven and one half year term of the agreement. Teijin is required to pay us a milestone payment tied to JMHLW issuing reimbursement for use of our products for the treatment of MDD in Japan.

The distribution agreement is scheduled to expire on March 31, 2025, subject to earlier termination if we or Teijin breach the agreement, Teijin fails to maintain distributor-level permits and approvals, Teijin fails to purchase from us specified dollar values of its sales forecasts, reimbursement for treatment of MDD using the NeuroStar Advanced Therapy System is not obtained from JMHLW by specified dates or such reimbursement is below specified minimums, Teijin reasonably believes that it is not commercially reasonable to continue distributing the NeuroStar Advanced Therapy System in Japan or bankruptcy related events occur. The term of the distribution agreement will be automatically extended for two years unless either party gives the other party at least two years’ prior written of notice of non-renewal, except that we cannot decline to renew the agreement if Teijin has purchased 100% of its sales forecasts over the term of the agreement.

Executive Employment Agreements

We are party to an employment agreement and offer letters with certain members of our executive team that provide for severance and other payments following termination of their employment for various reasons. We refer you to the “Executive and Director Compensation” section of this prospectus for a more complete description of our executive employment agreements.

Quantitative and Qualitative Disclosures about Market Risk

Our cash is held on deposit in demand accounts at a large financial institution in amounts in excess of the Federal Deposit Insurance Corporation, or FDIC, insurance coverage limit of $250,000 per depositor, per FDIC-insured bank, per ownership category. We have reviewed the financial statements of this institution and believe it has sufficient assets and liquidity to conduct its operations in the ordinary course of business with little or no credit risk to us.

Financial instruments that potentially subject us to concentrations of credit risk principally consist of cash equivalents and accounts receivable. We limit our credit risk associated with cash equivalents by placing investments in highly-rated money market funds. We limit our credit risk with respect to accounts receivable by performing credit evaluations when deemed necessary, but we do not require collateral to secure amounts owed to us by our customers.

As discussed above in the section of this prospectus titled “—Liquidity and Capital Resources—Indebtedness,” our credit facility bears interest at a floating per annum rate of interest, which resets monthly and is equal to the greater of 8.15% or the 30 day U.S. LIBOR rate on the last business day of the month plus 7.38%. As a result, we are exposed to risks from changes in interest rates. We believe that a one point increase in interest rates would result in an approximate $0.2 million increase to our interest expense for the year ended December 31, 2017.

Inflationary factors, such as increases in our cost of revenues and operating expenses, may adversely affect our operating results. Although we do not believe inflation has had a material impact on our financial condition, results of operations or cash flows to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain and increase our gross margin or decrease our operating expenses as a percentage of our revenues if our selling prices of our products do not increase as much or more than our costs increase.

We do not currently have any exposure to foreign currency fluctuations and do not engage in any hedging activities as part of our normal course of business.

Critical Accounting Policies and Use of Estimates

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States, or GAAP, and the rules and regulations of the SEC requires us to make estimates and assumptions, based on judgments considered reasonable, which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates and assumptions on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Although we believe our estimates and assumptions are reasonable when made, they are based upon information available to us at the time they are made. We evaluate our estimates and assumptions on an ongoing basis and, if necessary, make adjustments. Due to the risks and uncertainties involved in our business and evolving market conditions, and given the subjective element of the estimates and assumptions made, actual results may differ from estimated results.

We define our critical accounting policies as those accounting policies that are most important to the portrayal of our financial condition and results of operations and require our most difficult and subjective judgments. While our significant accounting policies are more fully described in “Note 3. Summary of Significant Accounting Policies” in our audited financial statements and related notes thereto appearing elsewhere in this prospectus, we believe the following discussion addresses our most critical accounting policies.

Revenue Recognition

Revenue is recognized when title and risk of ownership has been transferred, provided that persuasive evidence of an arrangement exists, the price is fixed and determinable and collectability is reasonably assured. Transfer of title and risk of ownership occurs when the product is shipped or transferred to the customer. We sell to end users in the United States and to third-party distributors outside the United States and do not provide return rights. Sales to distributors outside the United States are made in U.S. dollars.

Our NeuroStar Advanced Therapy System sales in the United States typically have post sale obligations of installation and training. These obligations are fulfilled after product shipment, and we defer recognizing revenue until installation occurs. In accordance with the accounting guidance related to multiple element arrangements, we defer the fair value attributable to the post shipment training and recognize such revenue when the obligation is fulfilled. We base the fair value of the training using stand-alone service rates. Our sales to our third-party distributors outside the United States do not have these post-sale obligations. Our consumable single use and accessory products have no post sale obligations and no return rights. Revenue from the sales of these products are recognized upon delivery. Revenue attributable to the NeuroStar Advanced Therapy Systems purchased on a rent-to-own basis are accounted for as operating leases and revenue is recognized on a straight-line basis over the term of the lease.

In addition, we provide a one to two-year warranty for systems sold in the United States. Terms of product warranty differ amongst our third-party distributors outside the United States, but are generally three years or less. We provide for the estimated cost to repair or replace products under any warranty at the time of sale. We also offer our customers in the United States annual service contracts. Revenue from the sale of annual service contracts is recognized on a straight line basis over the period of the applicable contract. We also earn revenue from customers from services outside of their warranty term or annual service contracts. Such service revenue is recognized as the services are provided.

We had deferred revenue of $1.3 million, $1.6 million and $1.2 million at December 31, 2016 and 2017 and March 31, 2018, respectively, primarily related to training, warranty and rent to own units. During the fourth quarter of 2017, we entered into an exclusive Distribution Agreement with Teijin Pharma Limited, which we expect will allow us to increase deliveries to Japan. In connection with the Distribution Agreement, we received an upfront payment as well as the first milestone payment, which are being recognized as revenue over the seven and a half-year term of the agreement. The last milestone payment is due upon achieving reimbursement approval in Japan. At December 31, 2017 and March 31, 2018, we had $2.7 million and $2.6 million in deferred revenue, respectively, related to this agreement.

Share-based Compensation

We recognize the grant-date fair value of share-based awards issued as compensation as expense on a straight-line basis over the requisite service period, which is generally the vesting period of the award. The fair value of restricted stock awards is based on a determination by the board of directors of the estimated fair value of the common stock at the date of grant. The fair value of stock options is estimated at the time of grant using the Black-Scholes option pricing model, which requires the use of inputs and assumptions, the most critical of which is the estimated fair value of our common stock.

We expect the amount of share-based compensation expense recognized for stock options and restricted stock awards to increase for future awards in future periods due to the potential increase in both the value of our common stock and the size of our company in terms of headcount.

Stock Options Granted

We recognized de minimis and $0.1 million of share-based compensation expense related to stock options during the three months ended March 31, 2017 and 2018, respectively. As of March 31, 2018, we had $2.0 million of total unrecognized compensation cost related to non-vested stock options which we expect to recognize over a weighted-average period of 3.3 years. The weighted-average grant-date fair value of stock options granted during the three months ended March 31, 2018 was estimated at $0.10 per option.

We recognized $0.2 million and $0.4 million of share-based compensation expense related to stock options during the years ended December 31, 2016 and 2017, respectively. As of December 31, 2017, we had $1.4 million of total unrecognized compensation cost related to non-vested stock options which we expect to recognize over a weighted-average period of 3.2 years. The weighted-average grant-date fair value of stock options granted during the years ended December 31, 2016 and 2017 was estimated at $0.04 and $0.05 per option, respectively.

The following table summarizes by grant date the number of shares of common stock underlying stock options granted from January 1, 2017 through the date of this prospectus, as well as the associated per share exercise price and the estimated fair value per share of our common stock as determined by our board of directors as of the grant date:

Grant Date	Number of Shares Subject to Options Granted (in thousands)	Exercise Price per Share of Common Stock	Estimated Fair Value per Share of Common Stock	Estimated Fair Value per Share of Common Stock Option Award
February 6, 2017	9,348	$0.11	$0.11	$0.05
February 14, 2017	426	$0.11	$0.11	$0.05
April 12, 2017	3,152	$0.11	$0.11	$0.05
July 20, 2017	10,108	$0.08	$0.08	$0.04
September 22, 2017	500	$0.14	$0.14	$0.09
October 19, 2017	2,818	$0.14	$0.14	$0.09
December 6, 2017	974	$0.14	$0.14	$0.09
December 7, 2017	731	$0.14	$0.14	$0.09
January 24, 2018	3,081	$0.16	$0.16	$0.10
March 16, 2018	4,948	$0.16	$0.16	$0.10
April 25, 2018	1,588	$0.18	$0.18	$0.10
April 25, 2018	1,858	$0.18	$0.18	$0.11

Based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, the intrinsic value of vested and unvested stock options outstanding as of                 , 2018 was $                 million and $                 million, respectively.

Restricted Stock Awards Granted

To date, we have granted restricted stock awards only to an independent member of our board of directors and only as compensation for board service. We granted the independent director restricted stock awards of 1.2 million shares at an estimated grant-date fair value of $0.07 per share on July 20, 2016 and 0.3 million shares at an estimated grant-date fair value of $0.14 per share on October 19, 2017. We recognized $0.1 million of share-based compensation expense related to restricted stock awards during the year ended December 31, 2017, with a de minimis amount recognized during the three months ended March 31, 2018. As of March 31, 2018, we had minimal unrecognized compensation cost related to non-vested restricted stock awards which we expect to recognize over a weighted-average period of 1.3 years.

Valuation of Common Stock

All options to purchase shares of our common stock are granted with an exercise price per share equal to or greater than the estimated fair value per share of our common stock on the date of grant, based on the information known to us on the date of grant. Prior to this offering, on each grant date, the fair values of the shares of common stock underlying our stock options were estimated on each grant date by our board of directors, based on information known to us at the date of grant. In order to determine the estimated fair value of our common stock, our board of directors considered, among other things, contemporaneous valuations of our preferred and common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Given the absence of a public trading market for our capital stock, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our preferred and common stock, including:

•	contemporaneous third-party valuations of our preferred and common stock;

•	the prices, rights, preferences and privileges of our preferred stock relative to the common stock;

•	our business, financial condition and results of operations, including related industry trends affecting our operations;

•	the likelihood of achieving a liquidity event, such as an initial public offering or the sale of our company, given prevailing market conditions;

•	the lack of marketability of our preferred and common stock;

•	the market performance of comparable publicly traded companies; and

•	United States and global economic and capital market conditions and outlook.

After the closing of this offering, our board of directors will determine the per share fair value of our common stock based on the closing price of our common stock as reported by the Nasdaq Global Market on the date of grant.

Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. As a result of becoming a public company, we will be required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ended December 31, 2019. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The SEC defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be detected or prevented on a timely basis.

In accordance with the provisions of the Sarbanes-Oxley Act, neither we nor our independent registered public accounting firm has performed an evaluation of our internal control over financial reporting during any period included in this prospectus.

JOBS Act Accounting Election

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, or Securities Act, for complying with new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. Section 107 of the JOBS Act provides that we can elect to opt out of the extended transition period at any time, which election is irrevocable. We have elected to avail ourselves of this exemption from complying with new or revised accounting standards and, therefore, will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions, including without limitation (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier of (a) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (b) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (c) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous six years; or (d) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Recent Accounting Pronouncements

We refer you to “Note 4. Recent Accounting Pronouncements” in our audited financial statements and related notes thereto included elsewhere in this prospectus.

BUSINESS

Overview

We are a commercial stage medical technology company focused on designing, developing and marketing products that improve the quality of life for patients who suffer from psychiatric disorders. Our first commercial product, the NeuroStar Advanced Therapy System, is a non-invasive and non-systemic office-based treatment that uses transcranial magnetic stimulation, or TMS, to create a pulsed, MRI-strength magnetic field that induces electrical currents designed to stimulate specific areas of the brain associated with mood. The system is cleared by the United States Food and Drug Administration, or FDA, to treat adult patients with major depressive disorder, or MDD, that have failed to achieve satisfactory improvement from prior antidepressant medication in the current MDD episode. NeuroStar Advanced Therapy is safe, clinically effective, reproducible and precise and we believe is supported by the largest clinical data set of any competing TMS system. We believe we are the market leader in TMS therapy based on our U.S. installed base of 777 active NeuroStar Advanced Therapy Systems in approximately 615 psychiatrist offices and the estimated 50,000 patients treated with approximately 1.8 million treatment sessions. We generated revenues of $40.4 million for the year ended December 31, 2017 and $10.2 million for the three months ended March 31, 2018.

MDD is a mood disorder characterized by the presence of one or both of two major diagnostic criteria: a depressed mood or loss of interest in pleasure that continues for at least two weeks. The presence of at least one of these diagnostic symptoms must be accompanied by several of the following additional symptoms: sleep disturbance, changes in appetite, sexual dysfunction, anxiety, fatigue, difficulty concentrating and suicidal thinking. MDD is a recurrent disease and follows a fluctuating course over an individual’s lifetime, with periods of remission and relapse.

The World Health Organization, or WHO, ranks MDD as the single largest contributor to global disability and a major contributor to suicide worldwide. According to a study published in the Journal of Clinical Psychiatry, the economic burden of the disease was estimated to be $210 billion in 2010 in the United States, including outpatient and inpatient medical costs, pharmacy costs, suicide related costs and workplace costs. A study published in Psychological Medicine reported a global incidence rate of MDD is 3.0% and the WHO estimates that there are over 300 million people in the world living with depression. Based on U.S. Census Bureau data and a study published in the Journal of the American Medical Association, we estimate that approximately 21 million people in the United States suffer from MDD annually. Of these people, we estimate approximately 13.3 million are adults aged 22 to 70 years, of whom an estimated 7.6 million, based on data from the Journal of the American Medical Association, are being treated by a psychiatrist. We estimate, based on data from the Sequenced Treatment Alternatives to Relieve Depression, or the STAR*D study, that approximately 5.5 million of these patients have failed to achieve remission of their MDD from their prior antidepressant medication therapy and that approximately 3.8 million of those patients have commercial insurance or Medicare coverage for NeuroStar Advanced Therapy. As a result, based on our expected revenues for a standard course of treatment, we believe our total annual addressable market opportunity for treatment sessions in the United States is approximately $9.6 billion.

Initial treatment options for MDD often consist of antidepressant medication prescribed by a primary care physician. Although a variety of antidepressant medications are available, drug therapy has two primary limitations: limited effectiveness and treatment-emergent side effects. These limitations were demonstrated in the STAR*D study, a large clinical trial funded by the U.S. National Institute of Mental Health, or NIMH, that enrolled more than 4,000 adult MDD patients at 41 clinical sites to examine the outcomes to a sequenced series of antidepressant medication attempts that mimicked best practices. In the study, approximately 28% and 21% of patients achieved remission in their first and second medication attempts, respectively. Many patients taking antidepressant medications experience intolerable or troubling side effects that contribute to a delay or failure in attaining an effective or optimal antidepressant dose, poor patient treatment adherence or discontinuation of treatment therapy. The likelihood of achieving remission is limited and declines with each successive medication attempt.

TMS is considered to be an appropriate therapy for the treatment of MDD patients who have failed to achieve satisfactory improvement from prior antidepressant medication. TMS is typically performed as an office-based procedure using a capital equipment system designed to deliver the magnetic pulses necessary to stimulate the specific areas of the brain associated with mood. A course of treatment typically requires treatment sessions five times a week for up to six weeks that can last from 19 to as long as 45 minutes per session. The effectiveness of TMS depends on the psychiatrist’s ability to deliver a precise amount of magnetic pulses to a specific area of the brain in a manner that can be consistently repeated during each treatment session. While TMS has been demonstrated to be a safe and effective treatment alternative for patients suffering from MDD, we believe that competing TMS systems have experienced limited adoption because of their lack of the following: the ability to reproduce consistent treatments, significant clinical data from randomized outcome trials, practice development resources and a cloud-based practice management system.

We designed the NeuroStar Advanced Therapy as a non-invasive therapeutic alternative to treat patients who suffer from MDD and to address many of the key limitations of existing treatment options. We believe our NeuroStar Advanced Therapy provides our psychiatrist customers and their patients with several benefits, including clinically demonstrated response and remission with durable results, a demonstrated safety profile with limited treatment-emergent side effects and high patient adherence. Additionally, NeuroStar Advanced Therapy was designed to provide a precise and reproducible office-based therapy that is also efficient and convenient. Our therapy is delivered without general anesthesia or sedation, enabling the patient to drive and resume normal activities immediately following each treatment session. We couple our product’s clinical benefits with significant practice development resources, on-site clinical training and reimbursement and service support to help our psychiatrist customers develop a successful NeuroStar Advanced Therapy practice. We also provide cloud-based practice management solutions that enhance convenience for both psychiatrists and patients. Based on our commercial data, we believe psychiatrists can recoup their initial capital investment in our system by providing a standard course of treatment to approximately 12 patients, assuming these patients receive reimbursement from Medicare or commercial insurance at rates that are similar to what our customers have observed for existing and prior patients. We believe psychiatrists can generate approximately $7,500 to $10,000 of revenue per patient for a standard course of treatment, which may provide meaningful incremental income to their practices.

The safety, effectiveness and durability of NeuroStar Advanced Therapy is supported by a large clinical data set published in 23 articles in peer-reviewed medical journals, including from 11 clinical studies that have collectively enrolled more than 900 adult patients suffering from MDD. In a 307 patient, naturalistic, prospective, observational trial conducted at 42 U.S. clinical sites in patients who had tried and failed to receive relief from one or more medication trials in their current MDD episode, following an acute course of NeuroStar Advanced Therapy, 58% of patients responded, which means they achieved a clinically meaningful reduction in symptoms, and 37% achieved remission. Response and remission were maintained over a 12-month period for a majority of these patients. In the STAR*D study approximately 28% and 21% of patients achieved remission in their first and second medication trials, respectively.

Our growth strategy includes expanding our commercialization efforts in the United States, expanding international opportunities and pursuing pipeline development of our therapy for additional indications. Outside the United States, our products have received marketing authorizations in the European Union and Japan. Our initial international commercial focus is Japan, which has the third largest healthcare spend globally. We recently entered into an exclusive distribution agreement with Teijin Pharma Limited, or Teijin, a leading Japanese healthcare company, to further expand our commercialization efforts in this market. We are also evaluating the use of enhancements to our NeuroStar Advanced Therapy System to treat additional indications, which may include bipolar depression and post-traumatic stress disorder.

As of March 31, 2018, we had an installed base of 777 active NeuroStar Advanced Therapy Systems in the United States. We currently sell our NeuroStar Advanced Therapy System and recurring treatment sessions in the United States through our direct sales and customer support team, which was comprised of 106 people as of December 31, 2017. Our sales force primarily targets 3,600 high-decile psychiatric practices that we estimate, based on data from Symphony Health and our own internal estimates, treat approximately 33% of the total MDD patients in the United States who meet our labeled indication and are insured. Patients are reimbursed by Medicare and the vast majority of commercial payors in the United States for treatment sessions utilizing our NeuroStar Advanced Therapy System.

We generate revenues from initial capital sales of our systems, sales of our recurring treatment sessions and from service and repair and extended warranty contracts. For the year ended December 31, 2017, we generated revenues of $40.4 million and had a net loss of $16.1 million. Our revenues increased 18% during the year ended December 31, 2017 compared to the year ended December 31, 2016. For the year ended December 31, 2017, our U.S. revenues were $39.9 million, compared to $31.6 million for the year ended December 31, 2016, which represented an increase of 26% compared to the prior period. Revenues from treatment sessions represented 71% of our U.S. revenues for the year ended December 31, 2017 compared to 78% of our U.S. revenues for the prior year. For the three months ended March 31, 2018, we generated revenues of $10.2 million, which represented an increase of 35% compared to the same period in the prior year. For the three months ended March 31, 2018, U.S. revenues were $10.0 million, which represented an increase of 35% compared to the same period in the prior year. Revenues from treatment sessions represented 72% of our U.S. revenues for the three months ended March 31, 2018, compared to 78% of our U.S. revenues for the same period in the prior year.

Market Opportunity and Major Depressive Disorder

Market Opportunity

The WHO estimates that there are over 300 million people in the world living with depression and ranks MDD as the single largest contributor to global disability and a major contributor to suicide worldwide. In the United States, the economic burden of the disease was estimated by the Journal of Clinical Psychiatry to be $210 billion in 2010, including outpatient and inpatient medical costs, pharmacy costs, suicide related costs and workplace costs. There were approximately 333 million antidepressant medication prescriptions written in the United States in 2017, representing pharmaceutical sales totaling $5.0 billion, according to IMS Health. Based on U.S. Census Bureau data and a study published in the Journal of the American Medical Association, we estimate that approximately 21 million people in the United States suffer from MDD annually. Of these people, we estimate approximately 13.3 million are adults aged 22 to 70 years, of whom an estimated 7.6 million, based on data from the Journal of the American Medical Association, are being treated by a psychiatrist. We estimate, based on data from the STAR*D study, that approximately 5.5 million of these patients have failed to achieve remission of their MDD from their prior antidepressant medication therapy and that approximately 3.8 million of those patients have commercial insurance or Medicare coverage for the NeuroStar Advanced Therapy. As a result, based on our expected revenues for a standard course of treatment, we believe our total annual addressable market opportunity for treatment sessions in the United States is approximately $9.6 billion.

In Japan, the country with the third highest aggregate healthcare expenditures worldwide according to Deloitte, we estimate, based on data from the National Center for Biotechnology and Information, that approximately 2.4 million adults suffer from MDD and approximately 655,000 of these adults are being treated for their MDD by a psychiatrist. We estimate, based on data from the STAR*D study, that approximately 475,000 of these patients, all of whom are covered by Japan’s single payor healthcare system, have failed to achieve remission of their MDD from prior antidepressant medication therapy and are candidates for treatment with NeuroStar Advanced Therapy. As a result, we believe our total addressable market opportunity for treatment sessions in Japan is over $1.0 billion, assuming psychiatrist reimbursement levels per treatment course per patient are similar to those in the United States.

Major Depressive Disorder

Disease Overview

MDD is a mood disorder characterized by the presence of one or both of two major diagnostic criteria that continues for at least two weeks: a depressed mood or loss of interest in pleasure. The presence of at least one of these diagnostic symptoms must be accompanied by several of the following additional symptoms, for a total of five or more symptoms: sleep disturbance, changes in appetite, sexual dysfunction, anxiety, fatigue, difficulty concentrating and suicidal thinking. In order to be diagnosed with MDD, a patient must display symptoms that are present most of the day, nearly every day, for at least two weeks. A diagnosis of MDD is established by clinical interview and an assessment of whether a patient reports a collection of symptoms defined in the American Psychiatric Association’s Diagnostic and Statistical Manual of Mental Disorders, fifth edition, or DSM-5. The severity of a patient’s symptoms is typically measured by a standardized rating scale from a self-reported questionnaire, such as the Patient Health Questionnaire-9, or PHQ-9, or from an observer-dependent interview, such as the Hamilton Depression Rating Scale, or HAMD. Based in part on these rating scale measures, MDD can be graded on a continuum from mild to severe. The symptoms of the disease may result in role impairment, which refers to a loss of functioning or enjoyment in work, or impairment of household relationships and/or social roles. MDD is often accompanied by, or comorbid with, other mental disorders, with an estimated three-fourths of patients with recurrent MDD suffering from another psychiatric illness or substance abuse disorder. MDD patients also have an increased risk of death from suicide and other more typical causes, such as heart disease.

MDD is a recurrent disease and follows a fluctuating course over an individual’s lifetime, with periods of remission and relapse. If an initial episode of MDD is resolved, the return of depressive symptoms during the first nine months thereafter is referred to as a relapse of the illness and is generally considered to be part of the same depressive episode. When depressive symptoms return more than 12 months after the initial episode of MDD is resolved, it is considered to be a recurrence of the illness and is deemed a new and distinct episode. A response to treatment is commonly measured as a clinically significant decrease in symptoms on a standardized rating scale from baseline scores. When a patient shows no or nearly no symptoms, the patient is referred to as being in remission. An average episode of MDD lasts approximately four to eight months and approximately three-fourths of all patients who experience an episode of MDD will experience recovery within a year. However, experiencing one episode of MDD places an individual at an estimated 50% risk of experiencing an additional episode of MDD. Approximately 80% of those individuals who have experienced two episodes of MDD will experience an additional episode.

Neuroscience of MDD

The exact causes of MDD are not known but, as with many psychiatric disorders, a variety of factors may be involved, including the physical and chemical characteristics of the brain, hormonal changes, genetics, acute life events, chronic stress, childhood exposure to adversity and other environmental factors. Researchers have identified a network in the brain that affects a person’s mood, which can play a significant role in MDD and includes the prefrontal cortex, the anterior cingulate cortex and the limbic brain structures. The basic unit of organization in this network of the brain is the neuron, a specialized cell that responds to both chemical and electrical signals. The release of chemical messengers, or neurotransmitters, in the brain occurs across synapses, or the space between neurons. This release of neurotransmitters results in changes in the electrical properties of the receiving neuron, which in turn triggers a cascade of neuron-to-neuron electro-chemical reactions along a pathway of the brain referred to as a neuronal circuit.

The following diagram depicts the chemical reactions across the neuronal network:

Neurotransmission Mechanism

This communication process across different regions of the brain is ordinarily self-regulated by feedback mechanisms that instruct the originating neuron to stop releasing the neurotransmitter and start reabsorbing it into the cell, a process called reabsorption or reuptake.

In people with MDD, however, this complex system of neuronal communication does not function properly. Receptors may be either oversensitive or insensitive to a specific neurotransmitter, causing their response to its release to be excessive or inadequate. The signal might also be weakened if the originating cell produces too little of a neurotransmitter or if an overly efficient reuptake process reabsorbs too much of the neurotransmitter before the molecules have the chance to bind to the receptors on other neurons.

One of the most important discoveries in neuroscience has been the recognition that improper regulation of one or more of the three major neurotransmitters, serotonin, norepinephrine and dopamine, plays a key role in a patient’s depression. This understanding has guided psychiatric drug development and the treatment of depression for more than three decades by placing a major focus on targeting chemically-based mechanisms. The relatively recent introduction of TMS as a targeted, circuit-based treatment option has reintroduced the importance of electrical mechanisms in restoring proper function to neuronal pathways to treat depression.

Current Treatment Landscape

First Line Therapy

In the United States, an initial diagnosis of adult MDD is typically made by the patient’s primary care physician. Upon diagnosis, the most common form of treatment is antidepressant medication, which may or may not be accompanied by psychotherapy. The physician typically discusses a number of different treatment options and then designs a treatment plan tailored to the patient’s specific symptoms, personal preferences and the psychiatric services that are available near the patient’s home.

The most commonly prescribed antidepressant medications are selective serotonin reuptake inhibitors, or SSRIs. SSRIs primarily affect the levels and activity of serotonin in the brain and attempt to address depression by blocking the reuptake of this neurotransmitter, thereby making more serotonin available. During the initial treatment course, a patient may experience uncomfortable side effects and it is common for a patient and the primary care physician to spend time testing different medications within the same and different chemical classes before arriving at a medication regimen that provides symptom relief and is tolerable. Different classes of antidepressant medications may also work on different combinations of underlying neurotransmitters. For example, serotonin norepinephrine reuptake inhibitors, or SNRIs, work by blocking the reuptake of both serotonin and norepinephrine. Other medications may have more diverse effects on all three major neurotransmitters.

Depression-focused psychotherapies are a commonly recommended treatment option for MDD and are generally used in conjunction with an antidepressant medication. The two most well studied and commonly available psychotherapy techniques include cognitive behavioral therapy and interpersonal psychotherapy. These are interactive therapies between a trained professional and a patient.

Second Line Therapy

If initial treatment approaches do not adequately relieve a patient’s symptoms, a primary care physician will often make a referral for consultation with a psychiatrist trained in psychopharmacology. There are a wide array of options that a psychiatrist may consider as second line therapies after an initial treatment has failed. For example, a psychiatrist may recommend either combining two or more antidepressant medications, which is referred to as combination therapy, or using a second medication such as an atypical antipsychotic that is not an antidepressant along with the initial antidepressant medication to augment the efficacy of such antidepressant, which is referred to as augmentation.

Another second line therapy is TMS, which is considered to be an appropriate alternative for the treatment of a patient with MDD who has failed to achieve satisfactory improvement from prior antidepressant medication in the current MDD episode. TMS differs from drug therapy approaches by using a pulsed, MRI-strength magnetic field to induce electrical currents designed to stimulate specific areas of the brain associated with mood. The target for brain stimulation is the prefrontal cortex, which serves as a starting point to regulate the neuronal circuitry connected to this region of the brain. This stimulation triggers a cascading electro-chemical effect that can pass along the neuronal circuit and reach into the deeper structures of the brain that also regulate mood. This action changes the connections among these structures in a manner that improves the activity of the neuronal circuit and results in an improvement in mood. TMS is typically performed as an office-based procedure using a piece of capital equipment designed to deliver the magnetic pulses necessary to stimulate the neurons. A course of treatment typically requires treatment sessions five times a week for up to six weeks that can last from 19 to as long as 45 minutes per session. The effectiveness of TMS therapy depends on the psychiatrist’s ability to deliver a precise amount of magnetic pulses to a specific area of the brain in a manner that can be consistently repeated during each treatment session.

Later Stage Treatment Options

More aggressive options, which are associated with greater medical risk, are sometimes considered for patients that require later stages of treatment and include electroconvulsive therapy, or ECT, and vagus nerve stimulation, or VNS. ECT is a hospital-based treatment approach that is usually reserved for the most critical MDD patients and is considered most frequently in instances where the patient is experiencing catatonia, acute suicidal behaviors requiring inpatient hospitalization or psychotic symptoms. ECT involves the direct application of high voltage electrical current to the surface of the head and must be administered under anesthesia in a controlled hospital setting. VNS is considered the most invasive treatment option currently approved by the FDA for MDD patients who have proven to be severely treatment resistant. VNS involves the surgical implantation of an electrode wrapped around the vagus nerve, which travels through the neck near the carotid artery, and utilizes a pulse generator that is separately implanted under the skin near the patient’s collarbone. The pulse generator sends electrical impulses to the electrode throughout the day with the goal of modifying the regions of the brain known to be involved in the regulation of mood.

A general overview of the treatment sequence for a patient with MDD is shown in the diagram below.

Limitations of Current Therapies

Antidepressant medication therapy

Although a variety of antidepressant medications are available for the treatment of MDD, antidepressant therapy has two primary limitations: limited efficacy and treatment-emergent side effects that interfere with patient adherence to the prescribed treatment regimen. These limitations were demonstrated in the STAR*D study. This study was sponsored by the NIMH and enrolled more than 4,000 adult patients at 41 clinical sites, including outpatients with nonpsychotic MDD. The trial examined the outcomes to a sequenced series of antidepressant medication treatment options that mimicked best practices. Patients whose depression did not remit after the initial treatment trial of using a single-medication SSRI treatment were able to participate in a sequence of up to three treatment trials. The progression that followed included switching to a different class and more complex combination and augmentation treatments for patients who were unable to achieve remission with each of the trials. Brain stimulation techniques, including ECT and VNS, were not examined in this study.

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Limited Efficacy.    In the STAR*D study, approximately 28% and 21% of patients achieved remission in their first and second medication attempts, respectively. The likelihood of achieving remission from a medication regimen was limited and declined with each successive augmentation attempt. For patients that had three prior treatment attempts, only approximately 7% achieved remission in response to the fourth monotherapy treatment option used in that study. The following figure depicts the percentage of patients who achieved remission at each stage of monotherapy treatment in the STAR*D study based on analysis of HAMD scores:

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Treatment-Emergent Side Effects.    The STAR*D study showed that the likelihood of discontinuing treatment due to treatment-emergent side effects increased with each incremental course of medication. According to the study and as shown in the figure below, approximately 41% of patients who progressed to the fourth monotherapy treatment attempt subsequently discontinued drug treatment. Many patients taking antidepressant medications experience intolerable or troubling side effects that contribute to a delay or failure in attaining an effective or optimal antidepressant dose and often result in poor patient treatment adherence or discontinuation of therapy. These side effects include sexual dysfunction, drowsiness, fatigue, weight gain and nausea. The severity of side effects generally increase as a patient proceeds from initial drug treatment to combination or augmented drug treatments. Later stage treatment options, such as first-generation antidepressants and antipsychotics, have potentially more serious side effects and intolerability, with the risk of potential fatal overdose. The discontinuation of treatment can also result in severe side effects, including dizziness, nausea, lethargy, headache, anxiety and agitation that can last for extended periods.

Since the publication of the STAR*D study results, additional drug therapies have been introduced, including most prominently atypical antipsychotics, which are used as augmentation agents for patients with partial or non-response to initial antidepressant medications given alone. Unfortunately, these augmentation treatments have not significantly improved overall MDD patient response rates and have also introduced additional side effects.

Depression-Focused Psychotherapies

Antidepressant medication therapy for MDD is often administered along with a recommendation for a depression-focused psychotherapy. While these treatment options have demonstrated efficacy in some clinical studies, they also are associated with limitations in practice. For instance, the experience level of the therapist may significantly affect the treatment outcome. Additionally, in order to access these treatments, patients usually require a referral to a psychotherapist who may be located at a different clinical site than their treating psychiatrist. Psychotherapy requires a commitment by a patient to numerous treatment sessions in order to potentially achieve significant improvement, with a typical treatment regimen consisting of 16 sessions.

Later Stage Treatment Options

Both ECT and VNS have significant drawbacks. ECT requires general anesthesia and is administered in a controlled hospital setting with access to emergency resuscitation equipment. ECT is typically administered three times per week for up to 12 treatments, with some patients requiring as many as 20 treatments. ECT patients may experience confusion and memory loss, the two most common side effects of ECT treatments, immediately following a treatment session. Other side effects may include nausea, headache, jaw pain, muscle ache, hypertension and hypotension and life threatening complications including adverse reactions to anesthesia, arrhythmias, ischemia or prolonged seizures. Because of the potentially disabling side effects of ECT, the patient is typically unable to work for the duration of the course of treatment. VNS is considered the most invasive treatment option currently approved by the FDA for MDD patients who have proven to be severely treatment resistant. VNS includes surgical related risks, such as infection or local damage to the recurrent laryngeal nerve, which may lead to permanent voice alteration. Other drawbacks of VNS include the development of cardiac arrhythmias and the periodic repeat surgeries required to replace the pulse generator battery. Finally, reimbursement for the implantation and ongoing monitoring of the VNS device remains problematic, limiting access to the procedure for most patients.

Transcranial Magnetic Stimulation

While TMS has been demonstrated to be a safe and effective treatment alternative for patients suffering from MDD, we believe that most TMS systems have experienced limited adoption for several reasons, including:

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Challenges in delivering precise and reproducible treatments.    We believe the design and technology of most TMS systems makes it difficult for psychiatrists to reliably administer precise and reproducible treatments during each treatment session. Notably, most TMS systems do not provide the psychiatrist with the ability to stabilize the patient’s head during treatment. If a slight separation of the TMS treatment coil from the patient’s head occurs, it may reduce the magnetic field in the patient’s brain, resulting in the delivery of a lower dose than what was prescribed. Most TMS systems are unable to track the number of pulses not delivered as a result of this separation and therefore may not administer the prescribed dose.

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Lack of clinical data from randomized outcome and other trials.    Most TMS providers have not conducted, and their systems have not been the subject of, significant clinical trials or naturalistic studies to demonstrate their effectiveness. As a result, when selling their products most TMS providers must rely on smaller or more general studies or clinical trials that were conducted using other TMS systems or the NeuroStar Advanced Therapy System, which may present a barrier to adoption by psychiatrists and patients.

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Lack of cloud-based practice management system.    Many psychiatrists and psychiatrist practice groups operate in multiple locations and may use multiple TMS devices. Most TMS systems, however, only allow for the storage of patient data and treatment information on a local computer. Unless connected through an inter or intra-office network, psychiatrists may not be able to access patient treatment data and information regarding the use of the TMS system. Moreover, this can create logistical challenges when psychiatrists seek to treat the patient at multiple locations or on multiple systems at the same location.

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Lack of comfort and convenience.    Most TMS systems are adaptations of research devices that have been repurposed. As a result, they frequently lack the ergonomic and other human factors that provide comfort and convenience and that are important for improving the patient experience and acceptance of the treatment. Other TMS systems may also require treatment to be administered for up to 45 minutes per treatment session. Some TMS systems require patients to wear a cap that fits firmly around the head and/or utilizes a chin strap that is attached from one ear to the other, which patients may consider uncomfortable.

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Lack of customer support and practice development resources.    Many psychiatrists are not accustomed to implementing a piece of capital equipment into their practice. As a result, we believe they need multi-day, on-site training for themselves and their staff, marketing and reimbursement support, and help determining the allocation of office space and proper roles of staff for the use of TMS systems. We believe that most TMS providers do not provide comprehensive clinical support and practice development resources that are necessary to operationalize a TMS service line into their practice.

Our Solution

We designed the NeuroStar Advanced Therapy as a non-invasive and non-systemic therapeutic alternative for patients who suffer from MDD. We believe our solution addresses the key limitations of existing MDD treatment options and that NeuroStar Advanced Therapy provides the following principal benefits to our psychiatrist customers and their patients:

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Clinically demonstrated safety, efficacy, response and remission with durable results.    The safety and efficacy of NeuroStar Advanced Therapy has been demonstrated in two large prospective, multisite, randomized, sham-controlled trials. In addition, the efficacy of NeuroStar Advanced Therapy has been demonstrated in a multisite, real world, open-label, clinical trial in which patients who failed to achieve satisfactory improvement from antidepressant medication treatment in their current episode of MDD received an acute treatment course of TMS therapy. Overall, the results of this trial demonstrated that 58% of patients responded to treatment, and 37% achieved remission. In this trial, similar response and remission rates were observed across patients with a wide range of prior drug treatment attempts. The majority of patients in this trial also participated in a 12-month follow-up phase at the conclusion of which the clinician-assessed response rate in these patients was 68% and remission rate was 45%.

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Demonstrated safety profile with limited treatment-emergent side effects and high patient adherence.    NeuroStar Advanced Therapy has a demonstrated safety profile without the systemic side effects typically experienced with antidepressant medications. The adverse events discontinuation rate in our sham-controlled clinical studies has been approximately 5%. For single medication treatment in the STAR*D Study, the adverse events discontinuation rate was 9% to 41%. The most common side effect associated with NeuroStar Advanced Therapy is transient, localized pain or discomfort at or near the treatment location.

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Precise and reproducible office-based therapy.    Patients receive NeuroStar Advanced Therapy for five days a week for up to six weeks in a psychiatrist’s office without the need for general anesthesia or sedation. The NeuroStar Advanced Therapy System’s proprietary components and software are designed to deliver the recommended TMS treatment dose to the indicated location on the patient’s prefrontal cortex consistently. The treatment location is determined with a three-dimensional, laser-guided, six-point coordinate system. The SenStar Connect is a proprietary component of the device designed to ensure our NeuroStar Treatment Coil is functioning properly and positioned against a patient’s head. SenStar

Connect provides continuous real-time feedback to the clinician throughout the course of treatment and it tracks lost pulses during each treatment session and provides the clinician with the opportunity to readminister any lost pulses at the end of the treatment, all of which helps to ensure that a patient receives the prescribed dose of NeuroStar Advanced Therapy.

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Efficient and convenient treatment for the patient and the psychiatrist.    We have developed and deployed one of the shortest duration treatment for MDD using TMS approved by the FDA, with each treatment cleared to be performed in as little as 19 minutes (but may take up to 39 minutes due to patient sensitivity or at the discretion of the treating psychiatrist). Our therapy is delivered while a patient is awake and alert, enabling the patient to drive a vehicle and resume normal activities immediately following each treatment session. The NeuroStar Advanced Therapy System was designed for patient and psychiatrist convenience by establishing a proprietary software system, which we refer to as MT Assist, that allows the psychiatrist to determine the proper dose and motor threshold unique to each patient. After the initial treatment session, the NeuroStar Advanced Therapy System records the treatment coordinates so they do not need to be re-identified in future treatments. Once a psychiatrist has established the patient’s coordinates during the initial treatment session, a trained member of the office staff under the supervision of the psychiatrist may administer subsequent treatment sessions.

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Unique cloud-based practice management system.    Our TrakStar practice management system captures all treatment relevant information, and the encrypted information can be downloaded to any NeuroStar Advanced Therapy System in a psychiatrist’s network in order to make it convenient for a patient to receive care and increase scheduling flexibility. Patients do not need to be treated by the same NeuroStar Advanced Therapy System for each treatment session, and therefore psychiatrists who own multiple systems do not need to schedule patients to specific devices. A treating psychiatrist can download a patient’s encrypted information from TrakStar and analyze it real-time from their laptop, mobile phone or tablet. TrakStar also manages the inventory of purchased treatment sessions, which can be replenished by an office administrator online at any time. We expect the next version of TrakStar will also enable remote software updates, diagnostics and troubleshooting and performance monitoring to maintain industry-leading up time. TrakStar also captures and records daily system utilization, office productivity and patient outcomes.

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Comprehensive customer support and practice development resources.    We believe that we offer the most comprehensive practice support services among all TMS system providers to help our psychiatrist customers operationalize and grow their TMS service line. We provide our customers with marketing support, such as tools to increase awareness with referring psychiatrists, providing customizable advertising materials designed to educate patients within an existing practice and in the local community, and through our digital marketing campaign, which is comprised of paid search, display advertising, social media and public relations. Our clinical practice consultants focus their efforts on helping psychiatrist customers implement our six step Practice Success Program, which includes practice management planning, patient identification, staff training on practice roles, patient consult training, outcomes data analysis, practice marketing, public relations strategies and other support services. Our reimbursement managers help our psychiatrist customers to understand how they can navigate all issues regarding the insurance reimbursement process, including investigation of benefits, prior authorizations and claims documentation. Our field service engineers are responsible for maintenance, repairs and installation of upgrades of our systems, and typically provide a response within 24 hours of a service call. This responsiveness has allowed us to realize over 99% uptime of our installed base. Finally, we also offer our customers a 24/7 support hotline to respond to medical information inquiries and technical questions that arise.

We believe these characteristics address the limitations of antidepressant medications and competing TMS systems and as a result make our NeuroStar Advanced Therapy the most attractive non-invasive therapeutic alternative for our psychiatrist customers when they treat patients who suffer from MDD.

Our Strengths

We are focused on improving the quality of life for patients who suffer from psychiatric disorders, including MDD. Our executive team on average has 20 years of experience in healthcare, developing and commercializing innovative medical technology products. We believe that our focus and experience in treating patients with MDD, combined with the following strengths, will allow us to build our business and potentially expand our market opportunity:

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A market leader in TMS therapy.    We believe we are the market leader in TMS therapy based on our U.S. installed base of 777 active NeuroStar Advanced Therapy Systems in approximately 615 psychiatrist offices and the estimated 50,000 patients treated with over 1.8 million treatment sessions. We generated revenues of $40.4 million for the year ended December 31, 2017 and $10.2 million for the three months ended March 31, 2018. We believe this commercial scale, combined with our investments in comprehensive practice support services and an experienced direct sales and customer support team provides us meaningful competitive advantages by creating significant barriers to entry to other TMS providers.

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Significant body of clinical data and key opinion leader support.    The safety, efficacy and durability of NeuroStar Advanced Therapy is supported by what we believe is the largest clinical data set of any TMS system. Our therapy has been the subject of 11 clinical studies that have collectively enrolled more than 900 patients suffering from MDD. The results of these studies have been published in 23 articles in peer reviewed medical journals. We have also established strong relationships with key opinion leaders within the psychiatric community, who help us to educate psychiatrists from around the world on innovative treatment modalities such as TMS therapy. These key opinion leaders also help inform our clinical development programs.

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Proprietary technology with a broad IP portfolio.    Our NeuroStar Advanced Therapy incorporates several key proprietary technologies that are designed to ensure the precise delivery and repeatability of our therapy in the clinical setting. As of March 31, 2018, we owned or licensed 30 issued or allowed U.S. patents, 49 issued or allowed foreign patents, seven pending U.S. patent applications, and 14 pending foreign patent applications. We believe this patent portfolio is substantially larger than that of any competing TMS companies. This portfolio covers key aspects of our technology, including contact sensing, MT Assist and our iron core magnet that allows high patient throughput.

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Extensive reimbursement coverage and experience.    NeuroStar Advanced Therapy is a well-established treatment option for patients with MDD and is reimbursed by many commercial payors and Medicare contractors in the United States. We estimate that, over 65 major private insurers in the United States, including the top 25 largest private insurers, have adopted coverage policies for reimbursement of NeuroStar Advanced Therapy, representing 95% of the total private payor covered lives in the United States. TMS treatment sessions using NeuroStar Advanced Therapy are also eligible for reimbursement for all Medicare regions, representing an additional 58.5 million covered lives in the United States in as of January 2018. In addition, our reimbursement team has significant experience working with our psychiatrist customers to help them navigate the reimbursement process. Our reimbursement team has assisted our customers to conduct more than 20,000 benefits investigations, and have helped approximately 50,000 patients gain access to our therapy. We are also in the process of obtaining reimbursement coverage for NeuroStar Advanced Therapy in Japan, which we expect to receive in 2018.

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Potential to enhance psychiatrist practice economics.    Based on our commercial data, we believe our psychiatrist customers can generate between approximately $7,500 to $10,000 of revenues per patient for a standard course of treatment using the NeuroStar Advanced Therapy System, and can recoup their capital investment in our system by treating approximately 12 patients, assuming these patients receive reimbursement from Medicare or commercial insurance at levels that are similar to what our customers have observed for existing and prior patients. We believe that subsequent treatments using our system may significantly increase practice economics for our psychiatrist customers.

Our Strategy

Our goal is to maintain and extend our leadership position in TMS therapy for patients with psychiatric disorders. The key elements of our strategy include:

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Improve customer targeting and expand our direct sales and customer support team to accelerate growth.    To capture new psychiatrist customers, we plan to expand our specialized, direct sales organization that targets MDD treating psychiatric practices that accept reimbursement from private insurance and Medicare. Symphony Health estimates that there are approximately 26,300 group and solo practice sites in the United States with psychiatrists that prescribe antidepressant medications. Our direct sales force primarily targets psychiatrists at 3,600 of these practice sites, referred to as high-decile practices, which, based on data from Symphony Health and our own internal estimates, we estimate treat approximately 2.5 million patients, representing 33% of the total MDD patients in the United States. We estimate that approximately 1.2 million of these patients have failed prior antidepressant medication attempts in the current MDD episode and are covered by insurance that will provide reimbursement based on this medical status, resulting in a targeted total addressable market of approximately $3.0 billion. After nearly doubling the number of our business development managers in the last twelve months, we intend to continue to expand our team of 29 business development managers and seven inside sales representatives that are responsible for driving new customer acquisitions. To reach our target practices, we also plan to expand our advertising efforts, both online and through more traditional approaches, such as targeting leading psychiatric journals, practice outreach and education through monthly webcasts, attendance at key psychiatric trade shows and sponsoring clinical symposiums and product theaters.

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Increase utilization of our new and existing installed base of NeuroStar Advanced Therapy Systems.    We plan to expand our sales and customer support team to increase the number of patients treated by our existing installed base of 777 active NeuroStar Advanced Therapy Systems in the United States and any additional systems that we sell in the future. We intend to hire additional clinical training consultants who will focus on the ongoing training of our psychiatrist customers and their staff in order to allow our existing team of 28 clinical practice consultants to focus exclusively on helping increase patient utilization of NeuroStar Advanced Therapy in a practice. Our clinical practice consultants focus their efforts on helping psychiatrist customers implement our six step Practice Success Program. We intend to make further investments in marketing tools, like our marketing portal, which consists of customizable practice development and advertisement materials all of which are designed to drive patient awareness within an existing practice and in the local community. We also plan to invest further in our direct to consumer marketing programs, primarily through digital marketing, which is comprised of paid search, display advertising, social media and public relations to our psychiatrist customers.

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Expand our international market opportunities.    We primarily sell our products within the United States and also sell our products through distributors in Japan, Saudi Arabia, The United Arab Emirates, Singapore, the Republic of Korea and Australia. Our products have received regulatory approval in the European Union and Japan and we plan to primarily focus our commercial efforts outside of the United States on Japan. We plan to work with Teijin to obtain reimbursement approval for the NeuroStar Advanced Therapy System in 2018, and to provide sales, marketing and clinical support to ensure our commercial success. We will continue to opportunistically evaluate additional markets outside the United States and Japan for commercial expansion.

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Pursue enhancements of our NeuroStar Advanced Therapy System and pipeline development for additional indications.    We plan to continue our research and development efforts to enhance the hardware and software components of our NeuroStar Advanced Therapy System for the treatment of MDD and other psychiatric disorders. We also plan to evaluate the use of enhancements to our NeuroStar Advanced Therapy System to treat other psychiatric disorders, which may include bipolar depression and post-traumatic stress disorder, or PTSD.

The NeuroStar Advanced Therapy System

Product

Our NeuroStar Advanced Therapy System is comprised of the NeuroStar Mobile Console, Patient Positioning System, NeuroStar Treatment Coil and TrakStar practice management system. NeuroStar Treatment Sessions and SenStar Treatment Links, which we refer to as treatment sessions, represent the consumable portion of the NeuroStar Advanced Therapy Treatment System.

NeuroStar Mobile Console and Patient Positioning System

Our NeuroStar Mobile Console and Patient Positioning System are comprised of the following components:

1. LCD touch screen and graphical user interface.    Our LCD touch screen and graphical user interface provide the operator clear visual directions for sequencing the TMS treatment. User confirmation is required on critical steps to ensure accuracy.

2. Patient Positioning System.    The patented patient positioning system includes an electromechanically controlled chair to recline the patient during treatment and a three-dimensional positioning device that uses laser alignment and six calibrated coordinates to accurately position the patient’s head during treatment.

3. Gantry Arm.    The gantry arm mechanically counterbalances the NeuroStar Treatment Coil and allows the operator to consistently move and place it into position. Once in position, electromechanical brakes stabilize the NeuroStar Treatment Coil and gantry arm.

4. Mobile Console.    The mobile console houses the embedded computer and power electronics responsible for generating the prescribed pulse sequence.

NeuroStar Treatment Coil

Our proprietary NeuroStar Treatment Coil produces the magnetic field that induces the electric current at the prescribed treatment site. The iron core in our NeuroStar Treatment Coil provides efficient energy conversion and management of the magnetic field. This allows our NeuroStar Treatment Coil to function at higher operating power and lower temperatures. Our NeuroStar Treatment Coil assembly includes a small fan and sensor to assist in cooling, and temperature tracking, and ensure patient comfort and safety. This temperature management feature allows for short intervals between treatment sessions. The coil face is set at a 140-degree angle to conform with the patient’s head to ensure contact across the magnet face.

SenStar

SenStar is a thin, flexible electronic circuit, as shown in the figure below, that functions in both the treatment delivery and procedure fee management for our NeuroStar Advanced Therapy System. Embedded in each SenStar is a magnetic field detector. At the start of each treatment, the NeuroStar Advanced Therapy System performs a self-test that includes verifying the magnetic field is operating within the specified limits. Each SenStar also includes a sensory guard to reduce topical irritation and improve patient comfort at the skin-coil interface.

SenStars also contain a patented contact sensor that allows the NeuroStar Advanced Therapy System to monitor and provide real-time visual feedback to the operator that the NeuroStar Treatment Coil is in proper contact with the patient’s head. The system tracks any pulses lost during treatment and will highlight lost pulses on the graphical user interface. At the end of treatment, the system allows the operator to administer any missed pulses to complete the full prescribed dose.

We sell two versions of the SenStar: the SenStar Treatment Link and the SenStar Connect. SenStar Connect is a multi-use device for the U.S. market. To activate a treatment session, a provider needs to purchase an encrypted activation code to enable the SenStar Connect to deliver one treatment session. NeuroStar Treatment Sessions are purchasable online 24 hours a day, any day of the year. The treatment inventory is electronically managed between the NeuroStar Advanced Therapy System and TrakStar systems using digital encryption technology. SenStar Treatment Link is a single use consumable. SenStar treatment links are used outside the United States and enable one treatment session. Each is programmed for the country of use.

TrakStar Practice Management System

The TrakStar patient data management system component is a cloud or local application that interfaces with the NeuroStar Advanced Therapy Systems. TrakStar maintains patient information, prescription, treatment and medication history, positioning coordinates, depression scores and psychiatrist notes.

TrakStar automatically synchronizes patient data on all NeuroStar Advanced Therapy Systems on the network. Thus the information to treat a patient is available on every system in every office within a practice. After each treatment is completed, the data is automatically uploaded to TrakStar. This seamless data integration simplifies record management and office workflow. TrakStar supports multiple reports including patient treatment history, patient depression score trending, practice outcomes and system utilization.

TrakStar cloud allows the psychiatrist to see status of other NeuroStar Advanced Therapy Systems in real-time, and access patient data anywhere and anytime using an internet browser. TrakStar cloud is hosted in Microsoft Azure and employs multiple levels of security. Patient data is encrypted both in transit and at rest. Third-party experts successfully completed penetration testing and an overall business security assessment and certified us as compliant with National Institute of Standards and Technology, or NIST, and Health Information Technology for Economic and Clinical Health, or HITECH, standards. We also monitor traffic for cybersecurity threats on an ongoing basis.

The NeuroStar Advanced Therapy Process

The Treatment Procedure

NeuroStar Advanced Therapy is an in-office treatment that has been cleared to be performed in as little as 19 minutes per session (but may take up to 39 minutes due to patient sensitivity or at the discretion of the treating psychiatrist) and is performed while the patient is awake, alert and seated and reclined comfortably in the treatment chair. A course of treatment consists of sessions administered five days a week for up to six weeks. During the first treatment session, two essential steps are performed. First, the patient’s cortex is mapped with the NeuroStar Treatment Coil to identify the area of the brain controlling the thumb. Once the specific location on the motor cortex is found, the second step involves the use of a proprietary software algorithm, which assists the psychiatrist in estimating the physiologically appropriate magnetic field intensity for each treatment session based on the intensity needed to stimulate movement in the thumb. After these two steps are performed, the location of the motor cortex then also serves as a reference point to enable the psychiatrist to properly position the NeuroStar Treatment Coil over the left prefrontal cortical surface, resting the coil lightly in contact with the patient’s scalp. Accuracy of positioning of the treatment coil for pulse delivery is assured by use of the NeuroStar Advanced Therapy System’s three-dimensional positioning device. Once the coil is properly positioned, the device delivers NeuroStar Advanced Therapy using a highly targeted pulsed magnetic field to stimulate cortical neurons. Our therapy provides targeted stimulation of the prefrontal cortex and engages the neuronal circuitry connected to this region and known to be involved in the regulation of mood.

During treatment, accurate positioning of our NeuroStar Treatment Coil is maintained by use of a proprietary contact sensing and navigation system, which helps to ensure precise targeting of the treatment and assurance of accurate therapeutic dosing for each session. The patient typically hears a clicking sound during coil operation and feels a tapping sensation on the head for the duration of the session. Over the course of each treatment, the patient receives 3,000 pulses. Real-time feedback ensures the patient receives a full dose with safe and effective care. When the session is completed, the psychiatrist removes the coil and the patient is able to immediately resume normal activities.

The Patient Experience

Our clinical studies indicate that most patients find the NeuroStar Advanced Therapy easy to tolerate when contrasted with alternative MDD treatments. After completion of a treatment session, a patient may immediately resume his or her normal activities, including work and exercise. NeuroStar Advanced Therapy patients generally do not experience the systemic side effects associated with drug therapy. The most typical side effect after treatment with NeuroStar Advanced Therapy, as shown in the figure below, is pain or discomfort near the treatment area, which is generally temporary and typically self-resolves within one week. In our sham-controlled clinical trials, approximately 5% of patients discontinued treatment due to adverse events.

Potential Indications for Use and Research and Development

We selectively invest in research and development for the use of the NeuroStar Advanced Therapy System in psychiatric disorders. Throughout our history, we have provided material support to 50 investigator-initiated trials of such prospective additional indications. We are currently considering a number of potential future indications for the use of the NeuroStar Advanced Therapy System, including, but not limited to, those described below.

Bipolar Depression

Bipolar depression is a psychiatric disorder characterized by a recurrent episodes of mania and depression. The depressed phase of bipolar disorder is considered to be a form of treatment resistant depression and is the most difficult to treat phase of bipolar disorder. The depressive episode diagnostic criteria in bipolar depression are identical to our current MDD indication. Although bipolar depression represents a smaller market than MDD, this disease state has few treatment options available and many patients experience suboptimal outcomes. Current treatment options for patients with bipolar depression include the use of mood stabilizers, including lithium carbonate, anticonvulsant, and second-generation antipsychotics. While these treatments are effective in managing the recurrent mania, there are few effective treatments for the depressed phase of the illness. For example, antidepressant medications may lead to instability in resolution of the manic episodes if administered alone, and the use of second-generation antipsychotic medications can be associated with undesirable long-term medical side effects, including weight gain or the development of metabolic syndrome. Based on early research, we are evaluating whether treatment with our NeuroStar Advanced Therapy System could be beneficial to these patients. If we were to pursue an additional indication in bipolar depression, we would need to conduct additional clinical trials, file an investigational device exemption and clinical trial protocols with the FDA, submit a 510(k) pre-market notification and receive clearance prior to commercialization.

Post-Traumatic Stress Disorder

Post-traumatic stress disorder, or PTSD, is a psychiatric disorder that develops in some people who have experienced an overwhelming traumatic event, such as witnessing death in a military or civilian setting, or as a result of severe physical abuse such as assault or rape. This exposure to a traumatic stressor can lead to a later unwanted re-experiencing of symptoms, avoidance behavior, alteration in cognition and mood and states of increased physiological arousal. Treatment options for PTSD include psychotherapy and SSRI antidepressant medications. We believe NeuroStar Advanced Therapy may represent a potential new treatment option for PTSD patients. If we were to pursue an additional indication in PTSD, we would need to conduct additional clinical trials, file an investigational device exemption and clinical trial protocols with the FDA, submit a 510(k) pre-market notification and receive clearance prior to commercialization.

Adolescent MDD

We completed patient enrollment with 112 adolescent MDD patients in a prospective, 13-center, randomized, sham-controlled, double-blind pivotal clinical trial with three phases that mirrors the design of our original adult, randomized, controlled trial. The purpose of this study is to evaluate the acute and long-term safety and efficacy of NeuroStar Advanced Therapy in treating adolescents with MDD. The trial utilizes a double-blind control design to minimize variability and allow for blinded assessment of the safety and efficacy of NeuroStar Advanced Therapy, using an active NeuroStar Treatment Coil compared to a system utilizing a sham NeuroStar Treatment Coil. Patients were randomly allocated in a one-to-one ratio to either active NeuroStar Treatment Coil or sham NeuroStar Treatment Coil. At the time of enrollment, patients were antidepressant-free for at least one week and up to four weeks, depending on medication washout period.

The first phase is designed to evaluate the antidepressant effects of active NeuroStar Advanced Therapy compared with sham treatment when administered five times per week for a six week acute course of therapy. The primary endpoint of this phase is the difference between active and sham arms using the 24-Item Hamilton Depression Rating Scale, or HAMD24, total score change from baseline score over the six week acute phase. Safety will be assessed at every treatment visit by recording adverse events. We expect all analyses for the first phase to be available by the fourth quarter of 2018. Based on a preliminary analysis conducted in the second quarter of 2018, the primary endpoint in the first phase of the trial was not met. Although we cannot directly attribute clinical trial outcomes from other studies to our own trials, we believe several clinical trials for antidepressant medications failed to meet the primary efficacy endpoint in their studies for MDD in adolescents and children. These include duloxetine, venlafaxine and, most recently, desvenlafaxine. To date, the data safety monitoring board has not identified any serious safety issues in the study population, including suicidality and seizure.

Consistent with our clinical trial protocols, we will continue to allow eligible patients who have completed the first phase to participate in the second phase of our clinical trial, which is a separate, open-label extension study. The second phase trial is designed to evaluate the benefit of active treatment administered five times per week for a six-week acute course of NeuroStar Advanced Therapy in patients who received active or sham treatment and did not receive protocol-defined clinical benefit in the first phase. Patients will remain antidepressant medication free during the second phase. This trial will provide descriptive data on patients who are switched from sham to active treatments or receive a longer course of active treatment up to 12 weeks.

Patients who meet the criteria for at least partial response in either the first or second phases of the trial will be eligible to be followed in a third phase that will be a separate six-month follow up phase. Patients entering the third phase will first undergo a three-week transition during which they will be gradually tapered off NeuroStar Advanced Therapy. Patients who experience symptom worsening during this phase of the study may receive reintroduction of NeuroStar Advanced Therapy. Patients will remain antidepressant medication free during the third phase of the trial. The purpose of this phase is to provide descriptive data on the six-month follow-up period and any retreatments received by patients.

Although we believe we are unlikely to seek a label expansion for the NeuroStar Advanced Therapy System for the treatment of adolescent MDD, we plan to evaluate next steps with respect to our clinical development efforts for this indication following the completion of our clinical trials. The Data Safety Monitoring Board for the Adolescent Study reviewed the safety data by treatment group in the first phase of the clinical trial and provided the guidance that we should continue the study through Phases 2 and 3 of the trial. However, despite this recommendation, we do not expect that the results from the clinical trial will be sufficient to obtain approval of our system for this indication. Nevertheless, we do not believe these clinical trial results or the failure to obtain approval of our NeuroStar Advanced Therapy System for the treatment of adolescents with MDD will have a material impact on our current or future business.

Research and Development and Clinical Operations

Continued innovation through research and development is critical to our future success as a leader in improving the quality of life for patients who suffer from psychiatric disorders. Our research and development activity is performed with a mix of internal and third party contract resources. As of December 31, 2017, our research and development and clinical operations team consisted of 15 employees with expertise in electronic, mechanical or electrical design, software, biomedical engineering and clinical trial design and management. Our research and development expenses, including spending on our clinical trials and development efforts, totaled $8.2 million and $7.9 million for the years ended December 31, 2016 and 2017, respectively. For the three months ending March 31, 2017 and 2018, our research and development expenses were $2.0 million and $1.6 million, respectively. Our current research and development efforts are focused primarily on platform extensions for our NeuroStar Advanced Therapy System and a series of enhancements to our TrakStar cloud-based software application. Our clinical development efforts are focused on further expanding the use of our products in additional indications. We coordinate our development efforts with our intellectual property strategies in order to enhance our ability to obtain patent and other intellectual property protection.

Clinical Results and Studies

Overview of Clinical Trial Evidence for the Safety and Efficacy of NeuroStar Advanced Therapy

Clinical evidence supporting the safety and efficacy of NeuroStar Advanced Therapy has been published in 23 peer reviewed medical journals, involving an aggregate of over 900 adult patients and more than 60 investigators. We have sponsored the largest prospective, multisite, randomized, sham-controlled trial ever conducted of a TMS device, enrolling 325 patients with treatment resistant MDD at 23 U.S. and international study sites. Results from this trial served as the basis of our initial FDA 510(k) clearance of the NeuroStar Advanced Therapy System in 2008. The clinical data from this trial were reported in Biological Psychiatry in 2007. A second, industry-independent prospective, multisite, randomized, sham-controlled trial, funded by the NIMH using the NeuroStar Advanced Therapy System, enrolled 199 patients with treatment resistant MDD across four major academic medical centers in the United States. The clinical data from this trial were submitted to the FDA in 2014, leading to an expanded labeling for our NeuroStar Advanced Therapy System for an indication of use in adult patients who have failed to benefit from one or more prior antidepressant medications in the current episode of MDD. This data was published in 2010 in Archives of General Psychiatry, now published as JAMA Psychiatry. We sponsored the largest, post-market naturalistic outcomes study of the use of the NeuroStar Advanced Therapy System in routine clinical practice. This study enrolled 307 patients with treatment resistant MDD seeking care at 42 U.S. study sites. Patients in this study were assessed at the beginning and end of their prescribed acute treatment course, and 257 of these patients agreed to be followed for a period of 12 months to characterize the durability of the long-term outcome in clinical practice. Results of this study were published in the Journal of Clinical Psychiatry in 2012 and in CNS Spectrums in 2014.

Efficacy endpoints reported in these clinical trials used validated and well-accepted measures of symptomatic benefit to characterize antidepressant medication treatment in clinical trials and included those measures listed in Figure 1. An accepted goal of treatment with an antidepressant is the definitive resolution of the symptoms, which is defined as remission. Remission is defined using a validated, clinician-administered rating scale such as the 17 or 24-item versions of HAMD or the Montgomery-Asberg Depression Rating Scale, or MADRS. Patients who achieve an endpoint score below 8 points on the 17-item HAMD, below 11 points on the 24-item HAMD or below 10 points on the MADRS, are considered to have reached remission of illness. A clinically global, psychiatrist rated scale, such as the Clinical Global Impressions-Severity of Illness, or CGI-S, scale can also grade remission if a patient reaches an end of treatment score of one or two on that scale.

Depression Assessment Scale	Response Criteria	Remission Criteria
MADRS	50% change from baseline	<10

HAMD17	50% change from baseline	<8

HAMD24	50% change from baseline	<11

CGI-S	≤3 score	≤2 score

PHQ-9	<10	<5

Figure 1. Validated measures of symptomatic benefit to characterize antidepressant treatment effect.

Patient-rated outcomes are also used to verify symptom improvement. In the NeuroStar Advanced Therapy clinical trial data, the PHQ-9 scale was used, with a score below five indicating remission of illness. Significant clinical improvement that does not constitute remission is termed response, and is graded by a 50% or greater reduction of score from baseline on the HAMD and MADRS scales, and a score of one, two or three on the CGI-S or a score below 10 on the PHQ-9. Outcomes are also reported for each of these rating scales as a mean change in total score from baseline, called continuous outcome measures. Standardized effect size measures are used to assess the statistical magnitude of treatment benefit (active versus control) in a clinical trial, and because they are normalized measures, allow the comparison of treatment benefit across different clinical studies. Standardized effect sizes of greater than 0.50 are considered large, between 0.30 and 0.50 are considered medium and below 0.30 are considered small.

Randomized Controlled Trial

Our U.S. registration trial was a prospective, multisite, randomized, sham-controlled trial at 23 U.S. and international study sites that enrolled 325 patients from January 2004 through August 2005 to evaluate the safety and efficacy of NeuroStar Advanced Therapy in patients who met DSM-IV criteria for MDD, with a moderate level of treatment resistance based on rigorous evidence of failure of benefit from prior treatment with a research-grade exposure to at least one and up to four complete antidepressant medication trials. Patients were randomized to either active NeuroStar Advanced Therapy or sham-controlled TMS. The primary efficacy endpoint of this trial was a statistically significant, or P<0.05, average baseline to endpoint change in MADRS score for patients in the active NeuroStar Advanced Therapy treatment group when compared to the change in MADRS score for the sham-controlled TMS patient treatment group using the last visit MADRS score through week four of the acute phase. The trial design consisted of three phases: a one week, no-treatment lead-in phase; a six week acute treatment phase of daily TMS sessions scheduled in a 5-day sequence, for a maximum of 30 sessions during which NeuroStar Advanced Therapy was given in the active treatment arm as a monotherapy in medication-free patients, and a three week taper phase during which time all patients were begun on an open-label, single antidepressant medication and followed for six months to examine the durability of the acute effect of TMS.

Results for the overall trial population demonstrated clinically meaningful improvement on the primary efficacy outcome measure, baseline to endpoint change on the MADRS at four weeks, as shown in Figure 2 (MADRS, P=0.057, standardized effect size = 0.38), although the primary efficacy endpoint of the trial was not achieved. Additionally, several secondary outcome measures demonstrated statistically and clinically significant benefit for active NeuroStar Advanced Therapy compared with sham-controlled TMS. Among these secondary outcome measures were a superior outcome on the HAMD, with both the 17 and 24-item versions showing baseline to endpoint change for active NeuroStar Advanced Therapy at four weeks, as shown in Figure 3 (17-Item change: P=0.006, standardized effect size = 0.55) and as shown in Figure 4 (24-Item change: P=0.012, standardized effect size = 0.48). These outcomes were sustained at the secondary efficacy time point at week six, with a significant advantage in favor of active NeuroStar Advanced Therapy.

Efficacy Outcome Measure—MADRS	Efficacy Outcome Measure—HAMD17
P = 0.057 for week 4 contrast Figure 2. MADRS total score change from baseline during the acute treatment phase.	P = 0.006 for week 4 contrast Figure 3. HAMD17 total score change from baseline during the acute treatment phase.

Efficacy Outcome Measure—HAMD24
P = 0.012 for week 4 contrast Figure 4. HAMD24 total score change from baseline during the acute treatment phase.

We also observed a statistically significant benefit in categorical outcomes of response and remission rates on the MADRS, as shown in Figure 5, the HAMD17, as shown in Figure 6, and the HAMD24, as shown in Figure 7. In this trial, NeuroStar Advanced Therapy was well tolerated and safe. The dropout rate for any reason was low and similar in the active therapy (7.7%) and sham-controlled TMS (8.2%) treatment groups at four weeks, and discontinuation specifically because of side effects was similar in the active therapy (4.5%) and sham-controlled TMS (3.4%) treatment groups. The trial demonstrated that NeuroStar Advanced Therapy administered over a period of six weeks was effective in treating MDD and with a favorable tolerability profile.

MADRS Response Rates	MADRS Remission Rates

Figure 5. MADRS categorical outcome assessments during the acute treatment phase.

HAMD17 Response Rates	HAMD17 Remission Rates

Figure 6. HAMD17 categorical outcome assessments during the acute treatment phase.

HAMD24 Response Rates	HAMD24 Remission Rates

Figure 7. HAMD24 categorical outcome assessments during the acute treatment phase.

Our NeuroStar Advanced Therapy System received marketing authorization from the FDA in 2008 based on the results of this initial registration trial. The FDA review determined that statistical significance for the primary outcome measure was obtained for the patients in that portion of the study population (N=164) who had failed to benefit from one prior research grade antidepressant medication treatment trial (MADRS, P=0.0006). The original FDA-authorized indication for use in MDD based on this trial was for adult patients who failed to benefit from one prior antidepressant medication in the current episode.

NIMH-Sponsored Randomized Controlled Trial—the Optimization of TMS, or OPT-TMS Study

The U.S. NIMH sponsored a prospective, multisite, randomized, sham-controlled trial at four U.S. study sites that enrolled 199 patients from October 2004 through March 2009 to evaluate the safety and efficacy of NeuroStar Advanced Therapy in patients who met DSM-IV criteria for MDD, with at least a moderate level of treatment resistance to at least one and up to four complete antidepressant medication trials. Patients were randomly allocated 1:1 to either active NeuroStar Advanced Therapy or sham-controlled TMS. The primary efficacy endpoint of this trial was remission, measured using the 24-item HAMD scale. The trial design consisted of three phases: a two week no treatment lead-in phase, a three-week fixed-treatment phase of daily TMS sessions scheduled in a 5-day sequence, for a maximum of 15 sessions during which NeuroStar Advanced Therapy was given in the active treatment arm as a monotherapy in antidepressant medication-free patients and a variable, three-week treatment continuation for clinical improvers.

Results from the trial demonstrated that for the entire treatment resistant patient population, for the primary analysis of remission, there was a statistically significant effect of daily NeuroStar Advanced

Therapy as monotherapy (odds ratio, 4.2; 95% confidence interval, 1.32–13.24; P=0.02). There were 18 remitters (N=13 or 14.1% in the active therapy and N=5 or 5.1% in the sham-controlled TMS treatment groups). NeuroStar Advanced Therapy was well tolerated, with no difference in adverse events between the active therapy and sham-controlled TMS treatment groups. Discontinuation specifically because of side effects was 5.4% in the active therapy treatment group. These results indicate that the likelihood of achieving remission using the NeuroStar Advanced Therapy System increased by more than four times when compared to sham-control TMS, which is clinically meaningful.

The results of this clinical trial became available after we received our original marketing authorization in 2008. We submitted the clinical data from this trial to the FDA and received a new FDA 510(k) clearance in 2014 that expanded our original indication to adult patients who have failed to benefit from one or more prior antidepressant medications in the current episode of MDD.

Acute Efficacy and Long-Term Durability in Real-World Clinical Settings Study

The acute efficacy of treatment with the NeuroStar Advanced Therapy System was evaluated in a prospective, multisite, naturalistic, observational trial at 42 U.S. study sites that enrolled 307 patients from 2010 through 2012 to evaluate the effectiveness of NeuroStar Advanced Therapy in real-world clinical practice settings in patients who met DSM-IV criteria for MDD. The mean patient age was 48.6 years and the mean number of medication trials in the current episode that were of adequate dose and duration was 2.5, indicating a treatment resistant population of patients with MDD. Outcome assessments were obtained at baseline, week two, at the point of maximal acute treatment benefit and at week six in cases where the acute course of TMS therapy extended beyond six weeks. This naturalistic study design permitted patients to continue concurrent antidepressant medications during treatment with NeuroStar Advanced Therapy if they were directed to do so by the prescribing psychiatrist. The primary efficacy endpoint of this trial was the change from baseline to endpoint on the CGI-S. Secondary outcome measures included baseline to endpoint change on the PHQ-9.

The average number of NeuroStar Advanced Therapy treatment sessions across the acute phase was 28.3 (standard deviation: 10.1). Results from the trial demonstrated that there was a statistically significant mean change in depression severity from baseline to end of treatment on the CGI-S (-1.9 ± 1.4, P<0.0001) and for the PHQ-9 (-8.7 ± 7.2, P<0.0001). Clinician-assessed response rate for CGI-S was 58.0% and the remission rate was 37.1%, as shown in Figure 8. Patient-reported outcomes measured using the PHQ-9 was 56.4% for response, and 28.7% for remission, as shown in Figure 9. Notably, the outcomes were consistent across patients with both low and high grades of treatment resistance. Patients with low treatment resistance had been treated without success with one antidepressant medication in their current illness episode and patients with high grades of treatment resistance had been treated with two or more antidepressants without benefit. These results further support NeuroStar Advanced Therapy as an effective therapy for those who have failed to benefit from antidepressant medication.

CGI-S Outcomes	PHQ-9 Outcomes

Figure 8. Categorical CGI-S response and remission outcomes—stratified by baseline level of treatment resistance (low versus high).	Figure 9. Categorical PHQ-9 response and remission outcomes—stratified by baseline level of treatment resistance (low vs. high).

The long-term durability of the clinical effect resulting from treatment with NeuroStar Advanced Therapy was also studied as part of this report over 12 months of follow-up. In the long-term phase, 257 patients who had participated in the acute treatment outcomes entered into long-term follow-up where their treatment outcomes were monitored over the next twelve months. This trial was conducted between March 2010 and August 2012. Clinical assessments using the CGI-S and the PHQ-9 were obtained at three, six, nine, and 12 months. A total of 205 patients provided data across the entire 12-month trial period. Concurrent medication use and NeuroStar Advanced Therapy reintroduction were allowed for recurrent symptoms and were recorded during the long-term follow-up period.

Compared with baseline scores obtained prior to acute TMS treatment, the statistically significant reduction in mean standard deviation CGI-S and PHQ-9 total scores at the end of acute TMS treatment were sustained throughout the 12-month follow-up period (end of 12 months follow-up: CGI-S 2.8 and PHQ-9 8.6, both P<0.0001). The proportion of patients who achieved remission at the conclusion of acute TMS treatment remained similar to that observed following the conclusion of the long-term follow-up phase: CGI-S (total score 1 or 2), 41.2% (end of acute) and 45.1% (end of long-term), as shown in Figure 10; PHQ-9 (total score < 5), 31.1% (end of acute) and 37.0% (end of long-term). These results demonstrate that NeuroStar Advanced Therapy provides a sustained durability of effect over 12 months of follow-up in a patient population receiving minimal to no benefit with antidepressant medications.

CGI-S Outcomes

Figure 10. Categorical CGI-S response and remission outcomes during long-term follow-up phase.

Our Outcome Registry

In 2016, we launched our voluntary outcome registry to measure and record the outcomes of MDD patients treated with our NeuroStar Advanced Therapy System. Since inception, we have recorded results for almost 1,500 patients at approximately 50 treatment facilities. For the patients treated with our products who completed self-evaluations, such as PHQ-9, and have had their results submitted to the registry, our data indicates remission and response rates of 31% and 61%, respectively. For the more than 550 patients treated with our products who have been evaluated using an observer-dependent interview, such as CGI-S, and have had their results submitted to the registry, our data indicates remission and response rates of 53% and 74%, respectively. Although we believe that these results demonstrate the potential of our products to treat patients with MDD, our registry is voluntary and only a portion of psychiatrists using our products have reported their outcomes. Therefore, these results may not be representative of response and remission rates for all MDD patients treated with our products.

Sales and Customer Support Team and Psychiatrist Training

As of December 31, 2017, our sales and customer support team consisted of 106 employees working collaboratively across the following departments: 66 sales, 9 marketing, 19 field service and customer support, 3 clinical and 9 reimbursement.

Sales and Marketing—United States

Our commercialization team selectively markets and sells the NeuroStar Advanced Therapy System and recurring treatment sessions in the United States. Our primary focus is on selling to psychiatrists, with primary care physicians and pain management specialists representing a small percentage of our customer base. We target approximately 3,600 high-decile psychiatric practices, who we estimate, based on data from Symphony Health and our own internal estimates, treat approximately 33% of MDD patients who meet our labeled indication and are insured. We target these practices by the number of psychiatrists within their practices, the number of patients they treat and their acceptance of commercial insurance and Medicare. We believe that our psychiatrist targeting strategy makes for a well-defined customer base that is accessible by our direct sales organization.

We have structured our sales and customer support team with specialized roles to sell our NeuroStar Advanced Therapy Systems and recurring treatment sessions, while delivering customer service at each stage of the implementation process. Our business development managers are responsible for identifying key customer prospects, educating them on the value of NeuroStar Advanced Therapy System, gaining their commitment for capital placement and introducing our clinical practice consultants. Our clinical practice consultants enhance the operational experience for providers and drive implementation of the NeuroStar Advanced Therapy System into our customers’ practices. We created the role of clinical training consultant to partner with our psychiatrist providers to conduct initial and ongoing on-site clinical training to ensure clinical and practice success.

Practice Management Support and Psychiatrist Training—United States

Our clinical practice consultants play a pivotal role in ensuring the success of our customers as they implement a new service line into their practice. In the early stages of implementation, they help the practice set goals, educate on the types of patients that can benefit from our therapy and assist in preparing the office work flow and staffing needs. As the office prepares to begin scheduling consults, the clinical practice consultants will train the office staff on how to talk with patients about TMS and how to use patient educational tools such as presentations, videos and starter kits. Once the practice begins treating patients, they will educate the psychiatrist on how to track clinical outcomes, interpret data and how to effectively convey results to existing and potential patients and referring physicians. Our clinical practice consultants also work with our customers to increase awareness with referring physicians and develop external marketing tactics. Our dedicated reimbursement managers help each practice navigate all issues regarding the reimbursement process including investigation of benefits, prior authorizations and claims documentation. This group has assisted our customers to conduct over 20,000 benefit investigations, and have helped approximately 50,000 patients gain access to our therapy.

Psychiatrists and staff training on the NeuroStar Advanced Therapy System is a key to success within each practice. Our clinical training consultants take the burden of clinical training off our clinical practice consultants and provide a dedicated training resource to each customer. Clinical training consultants conduct at least a three-day, hands on training course that is scheduled after system installation at each practice and also provide ongoing advanced on-site clinical training.

Field Support—United States

Our field service engineers are responsible for maintenance, repairs and installation of upgrades. We provide a 24/7 support hotline to respond to medical information inquiries and technical questions that arise in all time zones. We pledge to have a field service engineer on-site within 24 hours of a service call. Because of the size and geographical coverage of our field service engineers and our standard 24-hour response time, NeuroStar Advanced Therapy Systems experience over 99% uptime, helping to ensure uninterrupted patient treatments.

International

We market our products in a few select markets outside the United States through independent distributors. In Japan, we have an exclusive distribution agreement with Teijin, for the commercialization of our products.

Distribution Agreement with Teijin Pharma Limited

In October 2017, we entered into a seven and a half year distribution agreement with Teijin Pharma Limited, or Teijin, for the exclusive distribution of our NeuroStar Advanced Therapy System to customers who will treat patients with MDD in Japan. Under the distribution agreement, Teijin is generally restricted from selling competing products in Japan. Our distribution agreement provides that we will have primary responsibility for obtaining reimbursement approval for use of NeuroStar Advanced Therapy System for the treatment of MDD in Japan, and Teijin will promote the sales of NeuroStar Advanced Therapy System for treatment of MDD in Japan. We have agreed to provide sales and technical support training to Teijin for our NeuroStar Advanced Therapy Systems.

Teijin is required to purchase minimum dollar values of NeuroStar Advanced Therapy Systems and treatment sessions from us following reimbursement approval by the Japanese Ministry of Health, Labour and Welfare, or JMHLW, for TMS treatment for MDD (or, if such approval requires certified training on the NeuroStar Advanced Therapy System by a third party, then upon the first psychiatrist being issued his or her training certification).

In 2017, under our distribution agreement with Teijin, we received an upfront payment of $0.75 million and a milestone payment of $2.0 million following JMHLW’s approval of marketing the NeuroStar Advanced Therapy System for the treatment of MDD in Japan. These upfront and milestone payments have been deferred and are being recognized as revenue over the seven and one half year term of the agreement. Teijin is required to pay us a milestone payment tied to JMHLW issuing reimbursement for use of our products for the treatment of MDD in Japan.

The distribution agreement is scheduled to expire on March 31, 2025, subject to earlier termination if we or Teijin breach the agreement, Teijin fails to maintain distributor-level permits and approvals, Teijin fails to purchase from us specified dollar values of its sales forecasts, reimbursement for treatment of MDD using the NeuroStar Advanced Therapy System is not obtained from JMHLW by specified dates or such reimbursement is below specified minimums, Teijin reasonably believes that it is not commercially reasonable to continue distributing the NeuroStar Advanced Therapy System in Japan or bankruptcy related events occur. The term of the distribution agreement will be automatically extended for two years unless either party gives the other party at least two years’ prior written of notice of non-renewal, except that we cannot decline to renew the agreement if Teijin has purchased 100% of its sales forecasts over the term of the agreement.

Competition

Our currently marketed products are, and any future products we develop and commercialize will be, subject to intense competition. The industry in which we operate is subject to rapid change and is highly sensitive to the introduction of new products or other market activities of current or new industry participants. If we are not successful in convincing others of the merits of our products or educating them on the use of our products, they may not use our products or use them effectively and we may be unable to increase our sales. Key competitive factors affecting the commercial success of the NeuroStar Advanced Therapy System and any other product candidates we may develop are likely to be efficacy, safety and tolerability profile, reliability, convenience of administration, price and reimbursement.

We have competitors that sell other forms of TMS therapy, including Brainsway, Magstim, Nextstim, CloudTMS and Magventure, that compete directly with the NeuroStar Advanced Therapy System and have TMS therapy treatment times as short as 20, 37, 37, 19 and 19 minutes, respectively. Competing TMS therapy companies may develop treatments that can be administered for shorter time periods, that have improved efficacy when compared to our products, or that require a less significant investment of resources from psychiatrists. We also face competition from pharmaceutical and other companies that develop products, such as antidepressant medications, for the treatment of psychiatric disorders. Our commercial opportunity could be reduced or eliminated if these competitors develop and commercialize antidepressant medications or other treatments that are safer or more effective than the NeuroStar Advanced Therapy System. At any time, these and other potential market entrants may develop treatment alternatives that may render our products uncompetitive.

In addition, our competitors may have greater financial resources or more established distribution networks than we do, or may be acquired by enterprises that have more established distribution networks than we do. Our competitors may also develop and patent processes or products earlier than we can or obtain domestic or international regulatory clearances or approvals for competing products more rapidly than we can, which could impair our ability to develop and commercialize similar products. We also compete with our competitors in acquiring technologies and technology licenses complementary to our products or advantageous to our business. In addition, we compete with our competitors to engage the services of independent distributors outside the United States, both those presently working with us and those with whom we hope to work as we expand.

Intellectual Property

Our commercial success depends in part on our ability to obtain and maintain proprietary protection for our products and services, to operate without infringing the proprietary rights of others, and to prevent others from infringing our proprietary rights. We rely on a combination of patents, trade secrets, copyrights and trademarks, as well as contractual protections, to establish and protect our intellectual property rights. We seek to protect our proprietary position by, among other things, filing patent applications in the United States and internationally. Our patent estate includes patents and applications with claims directed to our NeuroStar Advanced Therapy Systems and broader claims for potential future products and developments. On a worldwide basis, as of March 31, 2018, our patent estate included 100 issued or allowed patents and pending patent applications for our products and novel design methods, manufacturing process, novel TMS devices and systems and future combination products that are mainly designed to treat psychiatric conditions or perform diagnostic procedures. In the United States, as of March 31, 2018, we owned or licensed 30 issued or allowed patents and seven patent applications filed that are directed to our TMS technology. Outside the United States, as of March 31, 2018, we owned or licensed 49 issued or allowed patents and 14 pending patent applications.

These U.S. issued patents are expected to remain in effect until between 2018 and 2030. Our core patents in the United States will not expire before 2024. Our non-U.S. patents are expected to remain in effect until between 2024 and 2035. Our worldwide intellectual property portfolio includes multiple pending patent applications relating to methods and apparatuses for the treatment of psychiatric health conditions in Australia, Canada, the European Union, Japan and the United States. Our patents and patent applications mainly relate to iron core technology, including materials, manufacturing methods, geometries, applications, and open core technologies, TMS design patents, including coil position, motor threshold level determination, contact sensing, and articulation arm designs, patient comfort, TMS support technologies and pulse monitoring, and potential next generation technologies.

In some instances, we submit patent applications directly with the USPTO as provisional patent applications. Provisional applications for patents were designed to provide a lower-cost first patent filing in the United States. Corresponding non-provisional patent applications must be filed not later than 12 months after the provisional application filing date. The corresponding non-provisional application benefits in that the priority date(s) of the patent application is/are the earlier provisional application filing date(s), and the patent term of the finally issued patent is calculated from the later non-provisional application filing date. This system allows us to obtain an early priority date, add material to the patent application(s) during the priority year, obtain a later start to the patent term and to delay prosecution costs, which may be useful in the event that we decide not to pursue examination in an application. We file U.S. non-provisional applications and Patent Cooperation Treaty, or PCT, applications that claim the benefit of the priority date of earlier filed provisional applications, when applicable. The PCT system allows a single application to be filed within 12 months of the original priority date of the patent application, and to designate all of the 152 PCT member states in which national patent applications can later be pursued based on the international patent application filed under the PCT. The PCT searching authority performs a patentability search and issues a non-binding patentability opinion which can be used to evaluate the chances of success for the national applications in foreign countries prior to having to incur the filing fees. Although a PCT application does not issue as a patent, it allows the applicant to seek protection in any of the member states through national-phase applications.

At the end of the period of two and a half years from the first priority date of the patent application, separate patent applications can be pursued in any of the PCT member states either by direct national filing or, in some cases by filing through a regional patent organization, such as the European Patent Organization. The PCT system delays expenses, allows a limited evaluation of the chances of success for national/regional patent applications and enables substantial savings where applications are abandoned within the first two and a half years of filing.

For all patent applications, we determine claiming strategy on a case-by-case basis. Advice of counsel and our business model and needs are always considered. We file patents containing claims for protection of all useful applications of our proprietary technologies and any products, as well as all new applications and/or uses we discover for existing technologies and products, assuming these are strategically valuable. We continuously reassess the number and type of patent applications, as well as the pending and issued patent claims to ensure that maximum coverage and value are obtained for our processes, and compositions, given existing patent office rules and regulations. Further, claims may be modified during patent prosecution to meet our intellectual property and business needs.

We recognize that the ability to obtain patent protection and the degree of such protection depends on a number of factors, including the extent of the prior art, the novelty and non-obviousness of the invention, and the ability to satisfy the enablement requirement of the patent laws. The patent positions of medical device companies like ours are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted or further altered even after patent issuance. Consequently, we may not obtain or maintain adequate patent protection for any of our product candidates or for our technology platform. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Any patents that we hold may be challenged, circumvented or invalidated by third parties.

Our commercial success will also depend in part on not infringing the proprietary rights of third parties. In addition, we have licensed rights under proprietary technologies of third parties to develop, manufacture and commercialize specific aspects of our products and services. It is uncertain whether the issuance of any third party patent would require us to alter our development or commercial strategies, alter our processes, obtain licenses or cease certain activities. The expiration of patents or patent applications licensed from third parties or our breach of any license agreements or failure to obtain a license to proprietary rights that we may require to develop or commercialize our future technology may have a material adverse impact on us. If third parties prepare and file patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference proceedings in the USPTO to determine priority of invention.

We further own trade secrets relating to our technology, and we maintain the confidentiality of proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. We seek to protect our trade secrets and know-how by entering into confidentiality agreements with third-parties, consultants and employees who have access to such trade secrets and know-how. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual during the course of the individual’s relationship with us are to be kept confidential and not disclosed to third parties except in specific circumstances. In addition, we enter into employment agreements that require employees to assign to us any inventions, trade secrets or know-how that they develop while employed by us. Although we take steps to protect our proprietary information and trade secrets, including through agreements with our employees and consultants, these agreements may be breached, or third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Thus, we may not be able to meaningfully protect our trade secrets. To the extent that our employees, consultants, scientific advisors or other contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know how and inventions.

For a more comprehensive discussion of the risks related to our intellectual property, please see “Risk Factors—Risks Related to Intellectual Property.”

Manufacturing and Supply

We manage all aspects of product supply through our operations team based in Malvern, Pennsylvania. We outsource the manufacture of components and high level assemblies, which are produced and tested to our specifications. We rely on third party providers to provide components used in existing products and we expect to continue to do so for future products.

We manage our arrangements with our third-party manufacturers and suppliers to adjust delivery schedules and quantities of components to match our changing manufacturing requirements. We forecast our component needs based on historical trends, current utilization patterns and sales forecasts of future demand. We establish our relationships with our third-party manufacturers and suppliers through supplier contracts and purchase orders. In most cases, these supplier relationships may be terminated by either party upon short notice. Currently, we are engaged with Sparton Medical Systems to supply our console; Molex Incorporated to supply our SenStar Treatment Link; Paragon Micro to supply our computer systems as well as other companies to supply components of our chairs and treatment packs.

In order to mitigate against the risks related to a single-source of supply, we qualify alternative suppliers when possible, maximize the use of commercial, off the shelf components and materials, minimize specialized or proprietary manufacturing processes, and develop contingency plans for responding to disruptions, including maintaining adequate inventory of any critical components. To date, we have not experienced material delays in obtaining any of our components, nor has the ready supply of finished products to our customers or clinicians been adversely affected by component supply issues.

Reimbursement, Payor Relations and Customer Support

Coverage and Reimbursement in the United States

Sales of a medical device, which is utilized for in-office medical treatments, depend, in part, on the extent to which such treatments using that medical device will be covered by third-party payors, such as government health care programs, private insurance and managed healthcare organizations. Even if a third-party payor covers a particular treatment, the resulting reimbursement payment rates may not be adequate to cover a provider’s cost to purchase such medical device or ensure that purchase will be profitable for the provider. Additionally, patients who are treated in-office for a medical condition generally rely on third-party payors to reimburse all or part of the costs associated with the treatment and may be unwilling to undergo such treatment in the absence of coverage and adequate reimbursement.

Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that a treatment is neither experimental nor investigational; safe, effective, and medically necessary; appropriate for the specific patient; cost-effective; supported by peer reviewed medical journals; and included in clinical practice guidelines.

In the United States, there is no uniform policy of coverage and reimbursement among third-party payors. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies, but also have their own methods and approval process apart from Medicare coverage and reimbursement determinations. Physician reimbursement under Medicare generally is based on a defined fee schedule, the Physician Fee Schedule, through which payment amounts are determined by the relative values of the professional service rendered. Reimbursement rates from commercial payors vary depending on the procedure performed, the commercial payor, contract terms, and other factors.

Coverage and reimbursement for treatments can differ significantly from payor to payor. Decisions regarding the extent of coverage and amount of reimbursement to be provided for an in-office treatment are made on a plan-by-plan basis. One payor’s determination to provide coverage for a specific treatment does not assure that other payors will also provide coverage, and adequate reimbursement.

In addition, the federal government and state legislatures have continued to implement cost containment programs, including price controls and restrictions on coverage and reimbursement. Third-party payors are increasingly challenging the price, examining the medical necessity and reviewing the cost-efficacy of medical services. Adoption of price controls and cost containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net sales and results of operations.

Based on our estimates, over 65 major private insurers in the United States, including the top 25 largest private insurers, have coverage policies for reimbursement of NeuroStar Advanced Therapy, representing 95% of the total payor covered lives in the United States. Treatments using NeuroStar Advanced Therapy are also eligible for reimbursement from Medicare, representing an additional 58.5 million covered lives in the United States as of January 2018.

Government Regulation

Our products and our operations are subject to extensive regulation by the FDA and other federal and state authorities in the United States, as well as comparable authorities in foreign jurisdictions. Our products are subject to regulation as medical devices under the FDCA, as implemented and enforced by the FDA. The FDA regulates the development, design, non-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance or approval, import, export, adverse event reporting, advertising, promotion, marketing and distribution, and import and export of medical devices to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the FDCA.

In addition to U.S. regulations, we are subject to a variety of regulations in other jurisdictions governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA clearance or approval for a product, we must obtain authorization before commencing clinical trials or obtain marketing authorization or approval of our products under the comparable regulatory authorities of countries outside of the United States. The marketing authorization process varies from country to country and the time may be longer or shorter than that required for FDA clearance or approval.

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a 510(k) premarket notification or PMA approval. Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and efficacy. Class I includes devices with the lowest risk to the patient and are those for which safety and efficacy can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the quality systems regulation, or QSR, facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and efficacy of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents. While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life-sustaining, life-supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA.

Our NeuroStar Advanced Therapy System is classified as a Class II medical device. We initially received marketing authorization of this device through the de novo classification process. Subsequently, we have cleared any changes made to our system through the 510(k) clearance process.

510(k) Marketing Clearance Pathway

To obtain 510(k) clearance, we must submit to the FDA a premarket notification submission demonstrating that the proposed device is “substantially equivalent” to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. The FDA’s 510(k) clearance process usually takes from nine to twelve months, but may take significantly longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the “de novo” process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device.

Pre-Market Approval Process

A PMA application must be submitted if the medical device is in Class III (although the FDA has the discretion to continue to allow certain pre-amendment Class III devices to use the 510(k) process) or cannot be cleared through the 510(k) process. A PMA application must be supported by, among other things, extensive technical, preclinical, clinical trials, manufacturing and labeling data to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device.

After a PMA application is submitted and filed, the FDA begins an in-depth review of the submitted information, which typically takes between one and three years, but may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA will usually be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a pre-approval inspection of the manufacturing facility to ensure compliance with the QSR, which imposes elaborate design development, testing, control, documentation and other quality assurance procedures in the design and manufacturing process. The FDA may approve a PMA application with post-approval conditions intended to ensure the safety and effectiveness of the device including, among other things, restrictions on labeling, promotion, sale and distribution and collection of long-term follow-up data from patients in the clinical study that supported approval. Failure to comply with the conditions of approval can result in materially adverse enforcement action, including the loss or withdrawal of the approval. New PMA applications or supplements are required for significant modifications to the manufacturing process, labeling of the product and design of a device that is approved through the PMA process. PMA supplements often require submission of the same type of information as an original PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application, and may not require as extensive clinical data or the convening of an advisory panel.

De novo Classification Process

Medical device types that the FDA has not previously classified as Class I, II, or III are automatically classified as Class III regardless of the level of risk they pose. The Food and Drug Administration Modernization Act of 1997 established a new route to market for low to moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the “Request for Evaluation of Automatic Class III Designation,” or the de novo classification procedure. This procedure allows a manufacturer whose novel device is automatically classified as Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. Prior to the enactment of the Food and Drug Administration Safety and Innovation Act, or FDASIA, in July 2012, a medical device could only be eligible for de novo classification if the manufacturer first submitted a 510(k) premarket notification and received a determination from the FDA that the device was not substantially equivalent. FDASIA streamlined the de novo classification pathway by permitting manufacturers to request de novo classification directly without first submitting a 510(k) premarket notification to the FDA and receiving a not substantially equivalent determination. We originally obtained marketing authorization for our system using the de novo classification process after receiving a not substantially equivalent determination following the submission of a 510(k) premarket notification. We have subsequently used the 510(k) clearance process to obtain authorization from the FDA for changes to our marketed system.

Clinical Trials

A clinical trial is typically required to support a PMA application or de novo classification, and is sometimes required for a 510(k) pre-market notification. Clinical trials generally require submission of an application for an Investigational Device Exemption, or IDE, to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the investigational protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of patients, unless the product is deemed a non-significant risk device and eligible for more abbreviated IDE requirements. Clinical trials for a significant risk device may begin once the IDE application is approved by the FDA as well as the appropriate institutional review boards, or IRBs, at the clinical trial sites, and the informed consent of the patients participating in the clinical trial is obtained. After a trial begins, the FDA may place it on hold or terminate it if, among other reasons, it concludes that the clinical subjects are exposed to an unacceptable health risk. Any trials we conduct must be conducted in accordance with FDA regulations as well as other federal regulations and state laws concerning human subject protection and privacy. Moreover, the results of a clinical trial may not be sufficient to obtain clearance or approval of the product.

Changes to Marketed Devices

After a device receives 510(k) marketing clearance, or de novo classification, any modification that could significantly affect its safety or efficacy, or that would constitute a major change or modification in its intended use, will require a new 510(k) marketing clearance or, depending on the modification, a de novo classification or PMA approval. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k) or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. Many minor modifications today are accomplished by a manufacturer documenting the change in an internal letter-to-file. The letter-to-file is in lieu of submitting a new 510(k) to obtain clearance for every change. The FDA can always review these letters to file in an inspection. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until 510(k) marketing clearance or PMA approval is obtained. Also, in these circumstances, we may be subject to significant regulatory fines or penalties.

Post-Market Regulation

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

•	establishment registration and device listing with the FDA;

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QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

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labeling and marketing regulations, which require that promotion is truthful, not misleading, fairly balanced and provide adequate directions for use and that all claims are substantiated, and also prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling; FDA guidance on off-label dissemination of information and responding to unsolicited requests for information;

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clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or efficacy or that would constitute a major change in intended use of one of our cleared devices;

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medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury or serious adverse events, if the malfunction were to recur;

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correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

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complying with regulations requiring Unique Device Identifiers (UDI) on devices and also requiring the submission of certain information about each device to the FDA’s Global Unique Device Identification Database (GUDID);

•	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

•	post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and efficacy data for the device.

We may be subject to similar foreign laws that may include applicable post-marketing requirements such as safety surveillance and risk-benefit analysis. Our manufacturing processes are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. As a manufacturer, we are subject to periodic scheduled or unscheduled inspections by the FDA. Our failure to maintain compliance with the QSR requirements could result in the shut-down of, or restrictions on, our manufacturing operations and the recall or seizure of our products. The discovery of previously unknown problems with any of our products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that we failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

•	warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•	recalls, withdrawals, or administrative detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

•	withdrawing 510(k) clearances or PMA approvals that have already been granted;

•	refusal to grant export or import approvals for our products; or

•	criminal prosecution.

U.S. and Foreign Healthcare Laws and Compliance Requirements

Healthcare providers, physicians and third-party payors play a primary role in the recommendation, prescription and payment for medical treatments. A medical device manufacturer’s arrangements with third-party payors, providers and patients may expose it to broadly applicable fraud and abuse and other healthcare laws and regulations that may affect its business or the financial arrangements and relationships through which it markets, sells and distributes its products. Even if a medical device manufacturer does not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, federal and state healthcare laws and regulations are applicable to its business. In addition, a portion of our business is subject to the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as a business associate of our covered entity customers. To provide our covered entity customers with services that involve the use or disclosure of PHI, we are required to enter into business associate agreements. As a business associate, we are also directly liable for compliance with HIPAA. The laws that may affect a medical device manufacturer’s ability to operate include, but are not limited to:

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the federal Anti-Kickback Statute, which prohibits any person or entity from, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of an item or service reimbursable, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. The intent standard under the federal Anti-Kickback Statute was amended by the Patient Protection and Affordable Care Act, or PPACA, to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the federal civil and criminal false claims laws and civil monetary penalty laws, such as the False Claims Act, or FCA, which imposes significant penalties and can be enforced by private citizens through civil qui tam actions, prohibits individuals or entities from, among other things, knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment of federal funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. For example, companies have been prosecuted under the FCA in connection with alleged off-label promotion of devices and allegedly providing free products to customers with the expectation that the customers would bill federal health care programs for the product. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims;

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HIPAA, among other things, imposes criminal liability for executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and creates federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, which imposes privacy, security, transmission and breach reporting obligations with respect to individually identifiable health information upon entities subject to the law, including health plans, healthcare clearinghouses and certain healthcare providers and their respective business associates that perform services on their behalf that involve individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

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the federal physician payment transparency requirements, sometimes referred to as the “Physician Payments Sunshine Act,” created under the PPACA, which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program (with certain exceptions) to report annually to the United States Department of Health and Human Services information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

•	foreign and state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, that may impose similar or more prohibitive restrictions, and may apply to items or services reimbursed by any non-governmental third-party payors, including private insurers; state laws that require device manufacturers to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; and other federal and state laws that govern the privacy and security of health information or personally identifiable information in certain circumstances, including state health information privacy and data breach notification laws which govern the collection, use, disclosure, and protection of health-related and other personal information, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus requiring additional compliance efforts and data privacy and security laws and regulations in foreign jurisdictions that may be more stringent than those in the United States (such as the European Union, which adopted the General Data Protection Regulation, which will become effective in May 2018).

Because of the breadth of these laws and the narrowness of their statutory exceptions and regulatory safe harbors, it is possible that some of a medical device manufacturer’s business activities could be subject to challenge under one or more of these laws. The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry.

Ensuring that business arrangements with third parties comply with applicable healthcare laws and regulations is costly and time consuming. If a medical device manufacturer’s operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to it, it may be subject to penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from governmental funded healthcare programs, such as Medicare and Medicaid, additional reporting obligations and oversight if it becomes subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of operations, any of which could adversely affect the ability of a medical device manufacturer to operate its business and the results of its operations.

United States Healthcare Reform

In the United States, a number of legislative and regulatory proposals have been considered or enacted to change the healthcare system in ways that could affect a medical device manufacturer’s business. Among policy makers and payors in the United States, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. For example, in 2010, the PPACA was enacted, which includes measures to significantly change the way health care is financed by both governmental and private insurers, and significantly impacts the medical device industry. Among other ways in which it may impact a medical device manufacturer’s business, the PPACA:

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imposes an annual excise tax of 2.3% on any entity that manufactures or imports medical devices offered for sale in the United States, with limited exceptions, although the effective rate paid may be lower. Under the Consolidated Appropriations Act of 2016, the excise tax was suspended through December 31, 2017, and under the continuing resolution on appropriations for fiscal year 2018, or 2018 Appropriations Resolution, signed by President Trump on January 22, 2018, was further suspended through December 31, 2019;

•	establishes a new Patient-Centered Outcomes Research Institute to oversee and identify priorities in comparative clinical efficacy research in an effort to coordinate and develop such research;

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implements payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models; and

•	expands the eligibility criteria for Medicaid programs.

Some of the provisions of the PPACA have yet to be implemented, and there have been judicial and Congressional challenges to certain aspects of the PPACA, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the PPACA. President Trump has signed two Executive Orders and other directives designed to delay the implementation of any certain provisions of the PPACA or otherwise circumvent some of the requirements for health insurance mandated by the PPACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the PPACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the PPACA have been signed into law. The Tax Cuts and Jobs Act of 2017 includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. Additionally, the 2018 Appropriations Resolution delayed the implementation of certain PPACA-mandated fees, including, without limitation, the medical device excise tax. As a result, there is significant uncertainty regarding future healthcare reform and its impact on a medical device manufacturer’s operations.

In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. On August 2, 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013, and due to subsequent legislative amendments to the statute, including the Bipartisan Budget Act of 2018, will stay in effect through 2027 unless additional Congressional action is taken. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which, among other things, further reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. In addition, the Medicare Access and CHIP Reauthorization Act of 2015, enacted on April 16, 2015, or MACRA, repealed the formula by which Medicare made annual payment adjustments to physicians and replaced the former formula with fixed annual updates and a new system of incentive payments scheduled to begin in 2019 that are based on various performance measures and physicians’ participation in alternative payment models such as accountable care organizations.

Recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed federal legislation designed to, among other things, bring more transparency to product pricing, reduce the cost of certain products under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies. At the state level, individual states in the United States are also increasingly passing legislation and implementing regulations designed to control product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures.

It is likely that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for a medical device manufacturer’s products or additional pricing pressure.

Japanese Regulation

In Japan, medical devices must be approved prior to importation and commercial sale by the MHLW. The approval process identifies a Marketing Authorization Holder, or MAH, who is designated as the only authorized seller of products. Manufacturers of medical devices outside of Japan who do not operate through a Japanese entity are able to designate a MAH who will apply for product approval and take responsibility for the medical device as designated. The MHLW evaluates each device for safety and efficacy. As part of its approval process, the MHLW may require that the product be tested in Japanese laboratories. The approval process ranges in length and certain medical devices may require a longer review period for approval. Once a device is approved, the MHLW issues a Shonin to the MAH or designated MAH, thereby permitting such entity to import the device into Japan for sale.

After a device is approved for importation and commercial sale in Japan, the MHLW continues to monitor sales of approved products for compliance with labeling regulations, which prohibit promotion of devices for unapproved uses, and reporting regulations, which require reporting of product malfunctions, including serious injury or death caused by any approved device. Failure to comply with applicable regulatory requirements can result in enforcement action by the MHLW, which may include fines, injunctions, and civil penalties; recall or seizure of our products; operating restrictions; partial suspension or total shutdown of sales in Japan; or criminal prosecution.

Employees

As of December 31, 2017, we had 145 employees, with 106 employees on our sales and customer support team, 21 in research and development, including clinical, regulatory and certain quality functions, three employees in operations and 15 employees in general and administrative. We have never had a work stoppage and none of our employees are covered by collective bargaining agreements or represented by a labor union. We believe our employee relations are good.

Facilities

We occupy an approximately 32,000 square foot facility in Malvern, Pennsylvania, under a lease that ends in February of 2021. We have an option to extend the lease for an additional five year term followed by a three year additional term. We believe that our existing facilities are adequate to meet our needs for the foreseeable future.

Legal Proceedings

We are subject from time to time to various claims and legal actions during the ordinary course of our business. We believe that there are currently no claims or legal actions that would reasonably be expected to have a material adverse effect on our results of operations, financial condition, or cash flows.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our current executive officers and directors, including their ages as of May 25, 2018:

NAME	AGE	POSITION(S)
Executive Officers
Chris Thatcher	53	President and Chief Executive Officer and Director
Peter Donato	48	Vice President and Chief Financial Officer
Daniel Guthrie	41	Chief Commercial Officer
Gregory Harper	57	Vice President of Research and Development, Operations and Product Development
Non-Employee Directors
Brian Farley	60	Chairman of the Board
Stephen Campe	52	Director
Paulina Hill	36	Director
Ron Hunt	53	Director
Wilfred Jaeger, M.D.	62	Director
Glenn Muir	59	Director

Executive Officers

Chris Thatcher has served as our President and Chief Executive Officer since 2014 and as a member of our board of directors since 2014. Prior to joining our company, Mr. Thatcher led the Reichert Technology Global Business Unit of Ametek, Inc. as its Divisional Vice President and Business Unit Manager from February 2013 to November 2014, where he was responsible for revitalizing the brand and expanding its business globally. From 2009 to 2013, Mr. Thatcher served as the President of the Neurosurgery Division at Integra LifeSciences Holdings Corporation. Prior to joining Integra, Mr. Thatcher was at Bausch and Lomb in various roles from 2002 to 2009, including Vice President of the Americas and General Manager of its Canadian Division. Before joining Bausch and Lomb, from 1997 to 2002, Mr. Thatcher worked in Allergan’s Surgical Products division. Mr. Thatcher also serves as a Director of Micro Interventional Devices, Inc. He earned his bachelor’s degree from Lafayette College. We believe Mr. Thatcher’s leadership of both large organizations and growing businesses qualifies him to serve on our board of directors.

Peter Donato has served as our Chief Financial Officer and Vice President since March 2017. Prior to joining our company, and beginning in 2015, Mr. Donato served as the Chief Financial Officer and Senior Vice President of Assurex Health, Inc., now a division of Myriad. From 2014 to 2015, he served as the Chief Financial Officer, Executive Vice President, Secretary and Treasurer of Bovie Medical Corporation. From 2011 to 2013, Mr. Donato was the Corporate Controller of Cyberonics, Inc., now LivaNova. From 2010 to 2011, he served as the Chief Financial Officer and Principal Accounting Officer of Catasys, Inc. From 2007 to 2010, Mr. Donato served as the Chief Financial Officer and Corporate Vice President of IRIS International, Inc. and also served as its Secretary and Principal Accounting Officer. From 2003 to 2006, Mr. Donato was the Chief Financial Officer and Vice President of Finance for the cardiology division of Accellent, Inc. Mr. Donato earned his bachelor’s degree in business administration and accounting from The Ohio State University. He received his MBA from the College of Business Administration at the University of Akron. Mr. Donato is a licensed CPA.

Daniel Guthrie has served as our Chief Commercial Officer since May 2018. Prior to joining our company, Mr. Guthrie was Vice President of Commercialization at JADAK, a business unit of Novanta Inc., from January 2017 to April 2018. Prior to JADAK, Mr. Guthrie was a General Manager at Zimmer

Biomet Holdings Inc. from August 2011 to December 2016, where, among other roles, he lead the Asia Pacific business for the company’s dental implant division and regenerative therapies group. Mr. Guthrie was a Director of Franchise Marketing for BioSurgery from May 2008 to August 2011 and a Director of Global Product Marketing from May 2005 to July 2008 at Medtronic PLC (formerly Covidien Ltd.), where he worked in the surgical solutions and patient care and safety business units. Prior to Medtronic, Mr. Guthrie was Regional Marketing Manager, Asia at Fleet Laboratories from May 2000 to December 2004. Mr. Guthrie earned his bachelor’s degree in finance and marketing from American University and his MBA from Southern Illinois University at Carbondale.

Gregory Harper has served as our Vice President of Product Development and Operations since September 2016. Prior to joining our company, Mr. Harper was the Vice President, CT Global Research and Development for the Philips Healthcare Computed Tomography from March 2015 to September 2016, where he was responsible for leading the product innovation pipeline and development activities. From January of 2011 to March 2015, Mr. Harper held roles as Director, Computed Tomography Performance and Senior Director, Computed Tomography and Nuclear Medicine within Philips Healthcare. Prior to Philips, Mr. Harper worked in General Electric in the Healthcare, Lighting and Appliance, and Aerospace businesses. Mr. Harper earned his BSEE from Valparaiso University and his MBA from the University of Wisconsin, Milwaukee.

Non-Employee Directors

Brian Farley has served as a member of our board of directors since 2009 and as chairman beginning in 2011. From 2010 to 2015, Mr. Farley was the Chief Executive Officer of Entellus Medical Inc., and he served as a member of the company’s board of directors from 2008 to 2018. From 1996 to 2009, Mr. Farley was President and Chief Executive Officer of VNUS Medical Technologies. Prior to joining VNUS, Mr. Farley served in various management and executive positions in research and development, clinical research, and business development at the Vascular Intervention Division of Guidant Corporation and in the Medical Device Division of Eli Lilly and Company. In addition to serving on our board, Mr. Farley serves on the board of Neurolutions, Inc. He earned his bachelor’s degree in engineering with an emphasis in biomedical engineering and his Master’s Degree in electrical engineering from Purdue University. We believe Mr. Farley’s leadership and management in medical device companies qualifies him to serve on our board of directors.

Stephen M. Campe has served as a member of our board of directors since 2013. Mr. Campe is Managing Director and Senior Advisor to Patricia Industries, Inc., or Patricia, a wholly-owned private equity and venture capital subsidiary of Investor AB. Mr. Campe joined Investor AB in 1998 as Managing Director and head of the healthcare investing team, and served as President of a predecessor entity to Patricia from 2008 to 2015 with responsibility for Investor AB’s global venture capital activities. Mr. Campe has been an active healthcare investor for over 20 years, focusing his investing activities primarily on medical technology including therapeutic, surgical, and diagnostic devices. Mr. Campe currently serves on the boards of Intuity Medical and HireVue Inc. and has previously served on the boards of numerous medical technology companies. Previously, Mr. Campe was a consultant at McKinsey & Company where he managed corporate finance and strategy engagements for several diversified healthcare companies, and was an investment banker specializing in mergers and acquisitions. Mr. Campe earned Bachelor’s Degrees in Economics and Systems Science Engineering from the University of Pennsylvania and his MBA from Yale University. We believe Mr. Campe’s healthcare investment and management experience qualifies him to serve on our board of directors.

Paulina Hill, Ph.D has served as a member of our board of directors since June 2017. She has been a Principal at Polaris Partners since 2015, after joining Polaris in 2011 as an associate on its healthcare team. Dr. Hill served as the founding Chief Executive Officer of Camp4 Therapeutics. She serves on the board of Kala Pharmaceuticals, a public pharmaceutical company, and the private company boards of

Arsenal Medical, Faraday Pharmaceuticals, KinDex Pharmaceuticals, and Camp4 Therapeutics. Dr. Hill completed her postdoctoral fellowship in the chemical engineering department at the Massachusetts Institute of Technology, where she worked on developing novel biomaterial scaffolds and drug delivery systems for neural applications. She earned her bachelor’s degree from East Carolina University and her Ph.D. in Molecular Medicine with a tissue engineering focus from the Wake Forest University School of Medicine. We believe Dr. Hill’s investor experience and specialized knowledge in neuroscience and medicine qualifies her to serve on our board of directors.

Ron Hunt has served as a member of our board of directors since 2015. Since 2005, Mr. Hunt has served as a Managing Director and member of New Leaf Venture Partners, L.L.C., a venture capital firm. Previously, Mr. Hunt served at the Sprout Group, a venture capital firm, and was a consultant with consulting firms Coopers & Lybrand Consulting and The Health Care Group. Mr. Hunt also previously served in various sales and marketing positions at Johnson & Johnson and SmithKline Beecham Pharmaceuticals. Mr. Hunt previously served on the board of directors of Durata Therapeutics, Inc., Relypsa Inc., Aspreva Pharmaceuticals Corp. and Corixa Corporation. Mr. Hunt holds a B.S. from Cornell University and an M.B.A. from the Wharton School of the University of Pennsylvania. We believe Mr. Hunt’s experience advising private and public healthcare companies qualifies him to serve on our board of directors.

Wilfred E. Jaeger, M.D., has served as a member of our board of directors since May 2005. Dr. Jaeger co-founded Three Arch Partners, a venture capital firm, in 1993 and has served as a Partner since that time. Prior to co-founding Three Arch Partners, Dr. Jaeger was a general partner at Schroder Ventures. He is a member of the board of directors of Nevro Corporation, a public medical device company, Concert Pharmaceuticals, Inc., a public pharmaceutical company, and numerous private companies. Dr. Jaeger received a B.S. in Biology from the University of British Columbia, his M.D. from the University of British Columbia School of Medicine, and an M.B.A. from Stanford University. We believe that Dr. Jaeger’s financial and medical knowledge and experience qualifies him to serve on our board of directors.

Glenn Muir has served as a member of our board of directors since July 2017. From 1992 until 2014 when he retired, Mr. Muir was the Chief Financial Officer at Hologic, Inc., a publicly-traded manufacturer and supplier of medical products. He served as Hologic’s Executive Vice President of Finance & Administration from 2000 to 2014, as Vice President of Finance & Administration from 1992 to 2000, and as Controller from 1988 to 1992. Mr. Muir served as a Director of Hologic from 2001 to 2013. Mr. Muir served as Chief Financial Officer and Vice President of Finance & Administration at Metallon Engineered Materials Corp. from 1986 to 1988. He served as a Senior Auditor with Arthur Andersen & Co. from 1981 to 1984. Mr. Muir has been a Director of two publicly traded life science and biotechnology companies, Repligen Corporation and G1 Therapeutics, Inc., since 2015. He served as an Independent Director at ReWalk Robotics Ltd. and RainDance Technologies, Inc., both from 2014 to 2017. Mr. Muir earned his bachelor’s degree in accounting from the University of Massachusetts in Amherst, his M.B.A. from the Harvard Business School, and his M. Sc. in taxation from Bentley College Graduate School of Business. He is a certified public accountant. We believe Mr. Muir’s leadership and management experience with medical product companies and financial expertise qualifies him to serve on our board of directors.

Board Composition and Election of Directors

Board Composition

Our business and affairs are managed under the direction of our board of directors, which currently consists of seven members. Our amended and restated certificate of incorporation and amended and restated bylaws, to be effective upon the closing of this offering, provide that our board of directors will consist of a number of directors, not less than                nor more than                , to be fixed exclusively by

resolution of our board of directors. Other than vacancies to be filled through selection by the remaining members of our board of directors, our amended and restated certificate of incorporation and amended and restated bylaws, to be effective upon the closing of this offering, will provide that directors are elected annually at the annual meeting of our stockholders by a vote of the holders of a majority of the voting power represented present and voting in person, by proxy or by other voting instrument at that meeting. We have only one class of directors.

The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required.

Our amended and restated certificate of incorporation and amended and restated bylaws, to be effective upon the closing of this offering, will provide that the authorized number of directors may be changed only by resolution approved by a majority of our board of directors. Further, our amended and restated certificate of incorporation and amended and restated bylaws will provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors.

Director Independence

Applicable Nasdaq rules require a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. In addition, Nasdaq rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act of 1934, as amended, or the Exchange Act. The Nasdaq independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees, that neither the director nor any of his family members has engaged in various types of business dealings with us and that the director is not associated with the holders of more than 5% of our common stock. In addition, under applicable Nasdaq rules, a director will only qualify as an “independent director” if, in the opinion of the listed company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Our board of directors has determined that all of our directors, except Mr. Thatcher, are independent directors, as defined under applicable Nasdaq rules. In making such determination, our board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each non-employee director.

There are no family relationships among any of our directors or executive officers.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operate pursuant to a committee charter. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below.

Audit Committee

Upon completion of this offering, our audit committee will consist of Glenn Muir, Stephen M. Campe and Paulina Hill, with Mr. Muir serving as chair of the audit committee. Our board of directors has determined that each of these individuals meets the independence requirements of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, Rule 10A-3 under the Securities Exchange Act of 1934, or the Exchange Act, and the applicable listing standards of Nasdaq. Each member of our audit committee can read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements. In arriving at this determination, the board has examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

Our board of directors has determined that Glenn Muir qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of Nasdaq. In making this determination, our board has considered Mr. Muir’s formal education and previous and current experience in financial and accounting roles. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

The functions of this committee include, among other things:

•	evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

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prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditor;

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reviewing our annual and quarterly financial statements and reports, including the disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent auditors and management;

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reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of our financial controls;

•	reviewing with management and our auditors any earnings announcements and other public announcements regarding material developments;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and other matters;

•	preparing the report that the SEC requires in our annual proxy statement;

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reviewing and providing oversight of any related-person transactions in accordance with our related person transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including our code of business conduct and ethics;

•	reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented;

•	reviewing on a periodic basis our investment policy; and

•	reviewing and evaluating on an annual basis the performance of the audit committee and the audit committee charter.

We believe that the composition and functioning of our audit committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Upon completion of this offering, our compensation committee will consist of Wilfred E. Jaeger, Brian Farley and Ronald Hunt, with Mr. Jaeger serving as chair of the compensation committee. Each of these individuals is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act. Our board of directors has determined that each of these individuals is ‘‘independent’’ as defined under the applicable listing standards of Nasdaq, including the standards specific to members of a compensation committee. The functions of this committee include, among other things:

•	reviewing, modifying and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) our overall executive compensation strategy and policies;

•	making recommendations to the full board of directors regarding the compensation and other terms of employment of our executive officers;

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reviewing and making recommendations to the full board of directors regarding performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

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reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) the equity incentive plans, compensation plans and similar programs advisable for us, as well as modifying, amending or terminating existing plans and programs;

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evaluating risks associated with our compensation policies and practices and assessing whether risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us;

•	reviewing and making recommendations to the full board of directors regarding the type and amount of compensation to be paid or awarded to our non-employee board members;

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establishing policies with respect to votes by our stockholders to approve executive and director compensation to the extent required by Section 14A of the Exchange Act and, if applicable, determining our recommendations regarding the frequency of advisory votes on executive and director compensation;

•	reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

•	administering our equity incentive plans;

•	establishing policies with respect to equity compensation arrangements;

•	reviewing the competitiveness of our executive and director compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

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reviewing and approving on making recommendations to the full board of directors regarding the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

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reviewing with management and approving our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

•	preparing the report that the SEC requires in our annual proxy statement; and

•	reviewing and evaluating on an annual basis the performance of the compensation committee and the compensation committee charter.

We believe that the composition and functioning of our compensation committee complies with all SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

Upon completion of this offering, our nominating and corporate governance committee will consist of Brian Farley and Stephen M. Campe, with Brian Farley serving as chair of the nominating and corporate governance committee. Our board of directors has determined that each of these individuals is ‘‘independent’’ as defined under the applicable listing standards of Nasdaq and SEC rules and regulations. The functions of this committee include, among other things:

•	identifying, reviewing and evaluating candidates to serve on our board of directors;

•	determining the minimum qualifications for service on our board of directors;

•	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

•	evaluating, nominating and recommending individuals for membership on our board of directors;

•	evaluating nominations by stockholders of candidates for election to our board of directors;

•	considering and assessing the independence of members of our board of directors;

•	developing a set of corporate governance policies and principles and recommending to our board of directors any changes to such policies and principles;

•	reviewing and making recommendations to the board of directors with respect to management succession planning;

•	considering questions of possible conflicts of interest of directors as such questions arise; and

•	reviewing and evaluating on an annual basis the performance of the nominating and corporate governance committee and the nominating and corporate governance committee charter.

We believe that the composition and functioning of our nominating and corporate governance committee complies with all SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

None of our directors who serve as a member of our compensation committee is, or has at any time during the past year been, one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

Effective upon the closing of this offering, we will adopt a Code of Business Conduct and Ethics, or the Code of Conduct, applicable to all of our employees, executive officers and directors. Following the closing of this offering, the Code of Conduct will be available on our website at www.neurostar.com. The nominating and corporate governance committee of our board of directors will be responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of the applicable stock exchange concerning any amendments to, or waivers from, any provision of the Code of Conduct.

Non-Employee Director Compensation

In the year ended December 31, 2017, the chairman of our board was paid $50,000 and also received a restricted stock award. Our audit committee chairman received an option to purchase shares in 2017 in connection with joining the board. Our non-employee directors also received reimbursement of their actual out-of-pocket costs and expenses incurred in connection with attending board meetings.

We intend to adopt a non-employee director compensation policy, pursuant to which our non-employee directors will be eligible to receive compensation for service on our board of directors and committees of our board of directors, following the completion of this offering.

EXECUTIVE AND DIRECTOR COMPENSATION

As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies and smaller reporting companies.

Executive Compensation Process

The compensation committee of our board of directors has historically been responsible for the executive compensation program for our executive officers, including our Named Executive Officers, and reports to our board of directors on its discussions, decisions and other actions. The compensation committee has reviewed and approved corporate goals and objectives relating to the compensation of our Chief Executive Officer, evaluated the performance of our Chief Executive Officer in light of those goals and objectives and recommended to our board of directors the compensation of our Chief Executive Officer based on such evaluation. In addition, the compensation committee, in consultation with our Chief Executive Officer, has reviewed and approved all compensation for our other executive officers. Our Chief Executive Officer has historically made compensation recommendations for our other executive officers and has initially proposed the corporate performance goals under our annual cash bonus plan to the compensation committee. The compensation committee has been authorized to retain and terminate the services of one or more executive compensation consultants as it sees fit, in connection with its oversight of our executive compensation program and related policies.

Summary Compensation Table

The following table provides information regarding the total compensation for services rendered in all capacities that was earned by each individual who served as our principal executive officer and our two other most highly-compensated executive officers who were serving as executive officers as of December 31, 2017. We refer to these individuals as our “Named Executive Officers.”

2017 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)		Total ($)
Christopher A. Thatcher,	2017	$400,155	$—	$118,716	$240,093	(2)	$—		$758,964
President and Chief Executive Officer
Peter L. Donato,	2017	$221,907	—	$165,253	$127,643	(2)	$26,050	(4)	$540,853
Vice President and Chief Financial Officer(3)
Gregory A. Harper,	2017	$287,700	—	$75,512	$97,473	(2)	$—		$460,685
Vice President of Research and Development, Operations and Product Development

(1)

The amounts reported represent the aggregate grant date fair value of the options to purchase shares of our common stock granted to the Named Executive Officer in 2017, calculated in accordance with the Financial Accounting Standard Board’s ASC Topic 718. Such grant date fair value does not take into account any estimated forfeitures related to service-vesting conditions. See Note 12 to our financial statements as included in this prospectus for the assumptions used in calculating the grant date fair value of the stock options reported in this column.

footnotes continued on following page

(2)	Reflects amounts paid pursuant to our fiscal 2017 bonus program described in “Narrative Disclosure to Summary Compensation Table” below.
(3)	Mr. Donato joined us as our Vice President and Chief Financial officer in April 10, 2017.
(4)

The amount reported includes $26,050 representing payments to Mr. Donato for living expenses. If he terminates his employment with us voluntarily or for cause within 24 months of the effective date of his employment, Mr. Donato will reimburse us all amounts paid to him for this relocation assistance.

Narrative Disclosure to Summary Compensation Table

The compensation of our Named Executive Officers generally consists of base salary, an annual cash bonus opportunity and long-term incentive compensation in the form of equity awards.

Base Salary

The compensation committee reviews the base salaries of our executive officers, including our Named Executive Officers, from time to time and makes adjustments (or, in the case of our Chief Executive Officer, may recommend adjustments for approval by our board of directors) as it determines to be reasonable and necessary to reflect the scope of his or her performance, contributions, responsibilities, experience, prior salary level, position (in the case of a promotion) and market conditions, including base salary amounts relative to similarly-situated executive officers at peer group companies.

Annual Cash Bonuses

Each of our Named Executive Officers was a participant in our 2017 annual cash bonus plan, pursuant to which each was eligible to earn a cash bonus based on our achievement of pre-established revenue and earnings objectives, as well as on the achievement of individual performance goals. For 2017, the target annual cash bonus opportunity for Mr. Thatcher was equal to 40% of his annual base salary and the target annual cash bonus opportunities for Messrs. Donato and Harper were equal to 30% and 25%, respectively, of their annual base salaries. No bonuses were to be paid under our 2017 annual cash bonus plan unless and until the compensation committee made a determination with respect to the attainment of the performance objectives. In early 2018, the compensation committee determined that, based on our achievement levels with respect to the pre-established revenue and earnings objectives for 2017, as well as an evaluation of each individual’s performance during 2017, to pay each of our Named Executive Officers the cash bonus amounts for 2017 performance as set forth in the column entitled “Non-Equity Incentive Plan Compensation” in the 2017 Summary Compensation Table above.

Long-Term Incentive Compensation

Historically, and prior to our initial public offering, we have generally granted options to purchase shares of our common stock to our employees, including our Named Executive Officers. For a description of the options to purchase shares of our common stock granted to our Named Executive Officers in 2017, please see the “2017 Outstanding Equity Awards at Fiscal Year-End Table” below.

Section 401(k) Savings Plan and Other Benefits

We maintain a tax-qualified Section 401(k) savings plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation subject to applicable annual limits under the Internal Revenue Code, or the Code. Employees’ pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to each participant’s direction. Employees are immediately and fully vested in their contributions. The Section 401(k) plan is intended to be qualified under Section 401(a) of the Code with the plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the Section 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the plan. We also pay, on behalf of our employees, including our Named Executive Officers, a portion of the premiums for health, life and disability insurance.

Pension and Nonqualified Deferred Compensation Plans

We do not provide a pension plan for our employees, and none of our Named Executive Officers participated in a nonqualified deferred compensation plan in 2017.

Employment Agreements

We have entered into employment agreements or offer letters with Messrs. Thatcher, Donato and Harper. The key terms and conditions of these agreements are described below. For a discussion of the post-employment compensation arrangements with each of our Named Executive Officers, please see “Post-Employment Compensation Arrangements” below.

Mr. Thatcher

We entered into an employment agreement with Mr. Thatcher dated November 1, 2014, pursuant to which we employ Mr. Thatcher as our President and Chief Executive Officer. Under the agreement, we will use our best efforts to ensure that he is elected to be a voting member of our board of directors for as long as Mr. Thatcher is employed as our President and Chief Executive Officer. Mr. Thatcher’s agreement does not specify a term of employment.

The agreement entitles Mr. Thatcher to an annual target bonus opportunity of 40% of his annual base salary, with the actual amount of such annual bonus payable to be determined by our board of directors, based on the achievement of corporate or individual performance objectives determined and agreed to by our board of directors and Mr. Thatcher. Mr. Thatcher’s current base salary is listed in the table above.

Messrs. Donato, Guthrie and Harper

We entered into an employment offer letter agreement with each of Mr. Donato, effective April 10, 2017, Mr. Guthrie, effective May 4, 2018 and Mr. Harper, effective September 12, 2016. The employment of each is “at will” and each agreement endures until terminated by either party. Under the terms of his agreement, Mr. Donato is eligible to receive a target annual bonus of 30% of his annual base salary. Mr. Guthrie’s agreement provides for a target annual bonus of 45% of his annual base salary, with the actual amount of such bonus based on the achievement of corporate, departmental and individual performance goals defined by Mr. Guthrie and Mr. Thatcher. Mr. Harper’s agreement provides for a target annual bonus of 25% of his annual base salary, with the actual amount of such bonus based on the achievement of corporate, departmental and individual performance goals defined by Mr. Harper and Mr. Thatcher. Each of Mr. Donato’s and Mr. Harper’s current base salaries are listed in the table above. Mr. Guthrie’s annual base salary is $296,000 annually.

Mr. Donato, Mr. Guthrie and Mr. Harper’s offer letters each provide for the grant of a non-qualified stock option under our Amended and Restated 2003 Stock Incentive Plan, as amended, or 2003 Plan, to purchase shares equal to 0.85%, 0.7% and 0.65%, respectively, of our fully-diluted common stock. Twenty-five percent of each such option vests on the first anniversary of the executive’s applicable start date, with the remainder vesting in 36 equal monthly installments thereafter.

Messrs. Donato, Guthrie and Harper are each entitled to relocation assistance under their respective agreements, provided that they complete such relocation within 24 months, 6 months and 180 days, respectively.

Mr. Donato is eligible to receive reimbursement for weekly round-trip coach class airfare to Malvern; reimbursement of certain related travel expenses; a temporary housing allowance in Malvern of up to $2,000 per month, as well as an allowance of up to $50 per day for food and living expenses; the option, during the 24-month period following his hire date, to convert the balance of the assistance listed above to an allowance to pay for reasonable expenses, up to $100,000, associated with moving his household goods to the Malvern area; a separate allowance for moving expenses up to $100,000; and a tax gross-up payment to offset any tax liability Mr. Donato incurs as a result of any reimbursed moving expenses. If Mr. Donato resigns his position or is terminated for cause within 24 months of his start date, he must reimburse any relocation reimbursement paid under his offer letter.

Mr. Guthrie is eligible to receive a temporary housing allowance in Malvern for a period of three months, not to exceed $2,000 per month; a daily meal allowance while in Malvern not to exceed $50 per day; reimbursement of moving expenses up to $35,000; and home purchase assistance not to exceed $10,000.

Mr. Harper is eligible to receive up to $30,000 for expenses directly relating to the sale of his home in Ohio; up to $15,000 for temporary lodging expenses; up to $10,000 reimbursement of expenses associated with moving Mr. Harper’s household goods to Malvern; and a tax gross-up payment to offset any tax liability Mr. Harper incurs as a result of any reimbursed moving expenses.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding the outstanding and unexercised stock options held by each of our Named Executive Officers as of December 31, 2017. All of these awards were made pursuant to the 2003 Plan. The vesting schedule applicable to each outstanding equity award is described in the footnotes to the table below. For information regarding the vesting acceleration provisions applicable to the equity awards of our Named Executive Officers, see “Post-Employment Compensation Arrangements” below.

2017 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

NAME	Option Grant Date		Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date
Mr. Thatcher	02/19/15	(1)	8,720,199	2,592,491	$0.03	02/18/25
	07/15/15	(1)	4,805,407	1,428,634	$0.03	07/14/25
	07/20/17	(2)	—	3,354,403	$0.08	07/19/27
Mr. Donato	04/12/17	(2)	—	3,042,067	$0.11	04/11/27
	07/20/17	(2)	—	480,365	$0.08	07/19/27
Mr. Harper	10/12/16	(2)	693,269	1,525,192	$0.11	10/11/26
	07/20/17	(2)	—	350,311	$0.08	07/19/27
	12/07/17	(2)	—	730,525	$0.14	12/06/27

(1)	Option to purchase shares of our common stock vested as to 25% of the shares subject to the option on November 1, 2015 and the remaining shares vest as to 1/36th of such shares each month thereafter.
(2)

Option to purchase shares of our common stock vests as to 25% of the shares subject to the option on the first anniversary of the Named Executive Officer’s relevant vesting commencement date and the remaining shares vest as to 1/36th of such shares each month thereafter.

Executive Officer Post-Employment Compensation Arrangements

Mr. Thatcher

In the event the employment of Mr. Thatcher is terminated by us without “cause,” or he resigns for “good reason,” he is entitled to receive all accrued and unpaid base salary and vacation, and subject to his timely execution of a release of claims in our favor, the annual cash bonus with respect to the calendar year ended immediately prior for the cessation of his employment, a pro-rated target bonus for the calendar year in which such termination of employment occurs, monthly severance payments equal to one-twelfth of his current base salary for a period of 18 months, reimbursement of premiums for COBRA continuation coverage for 18 months and extension of the exercise period for any outstanding and vested stock options until the earlier to occur of (i) the first anniversary of the employment termination date or (ii) the expiration of the option term.

In the event the employment of Mr. Thatcher is terminated for any other reason, he is entitled to receive all accrued and unpaid base salary and vacation, and, if such termination of employment is the result of death or disability, the annual cash bonus with respect to the calendar year ended immediately prior for the cessation of his employment and a pro-rated target bonus for the calendar year in which such termination of employment occurs.

For purposes of his employment agreement:

•

“Cause” generally means Mr. Thatcher’s indictment, conviction or plea of guilty or no contest to a felony or to a misdemeanor involving moral turpitude or that causes material damage to the our public image or reputation, or to our operations or financial performance; gross negligence or willful misconduct with respect to his duties and responsibilities to us; alcohol or illegal substance abuse in the event we have reasonable grounds for suspecting he is under the influence while at work and his ability to perform his duties and responsibilities has been impaired; willful refusal or failure to perform any specific material lawful direction from our board of directors not cured within 30 days after delivery of written notice; willful and material breach of any written agreement with or duty owed to us; or if we determine that he has intentionally omitted any requested information or falsified any disclosed information either in his resume or during the interview process with us;

•

“Good reason” generally means, subject to certain cure rights and without Mr. Thatcher’s prior consent, due to a material adverse change in his position with us that reduces his title, level of authority or duties/responsibilities; a reduction in base salary or target annual cash bonus; our failure to provide that he is eligible to participate in benefit plans; relocation of Mr. Thatcher’s principal worksite more than 35 miles, unless it reduces his commute; or any material breach of the agreement by us.

If however, the employment of Mr. Thatcher is terminated by us without cause or he resigns for good reason, within 90 days prior to or within 12 months following a change of control, he is instead entitled to receive all accrued and unpaid base salary and vacation, and subject to his timely execution of a release of claims in our favor, the annual cash bonus with respect to the calendar year ended immediately prior for the cessation of his employment, an amount equal to one and one half times his current target bonus payable in substantially equal installments over 18 months, monthly severance payments equal to one-twelfth of his current base salary for a period of 18 months, reimbursement of premiums for COBRA continuation coverage for 18 months, acceleration of all outstanding unvested restricted stock, stock options and other equity incentives and extension of the exercise period for any outstanding and vested stock options until the earlier to occur of (i) the first anniversary of the employment termination date or (ii) the expiration of the option term. In addition, regardless of whether Mr. Thatcher is terminated by us without cause or he resigns for good reason, upon a change of control, Mr. Thatcher is entitled to acceleration of all unvested restricted stock, stock options and other equity incentives granted through March 2018.

Notwithstanding any other provision of his employment agreement, if any payment or benefit due under the employment agreement, together with all other payments and benefits that Mr. Thatcher receives or is entitled to receive from us will constitute an “excess parachute payment” (as that term is defined in Section 280G(b)(1) of the Code), such payments and benefits will be limited to the minimum extent necessary to ensure that no portion thereof will fail to be tax deductible to us by reason of Section 280G.

Messrs. Donato, Guthrie and Harper

We have entered into severance agreements with Messrs. Donato, Guthrie and Harper. Under the terms of their severance agreements, Messrs. Donato, Guthrie and Harper are entitled to receive nine months, nine months and six months of their then-current base salary, respectively, in the event they are terminated by us without “cause” or resign for “good reason,” subject to timely execution of a release of claims in our favor. However, in the event Messrs. Donato, Guthrie or Harper are terminated by us without cause or resign for good reason, and such termination or resignation occurs within three months before or within 12 months following a “change of control,” Messrs. Donato, Guthrie and Harper are then entitled to receive 18 months, 18 months and 12 months of their then-current base salary, respectively. Additionally, in the event such termination without cause or resignation for good reason occurs within three months before or within 12 months following a change of control, all unvested restricted stock, stock options and other equity incentives held by Messrs. Donato, Guthrie or Harper shall fully vest.

For purposes of these agreements, “cause” generally means Mr. Donato, Mr. Guthrie or Mr. Harper’s indictment, conviction or plea of guilty or no contest to a felony or to a misdemeanor involving moral turpitude or that causes material damage to our public image or reputation, or to our operations or financial performance; gross negligence or willful misconduct with respect to their duties and responsibilities to us; alcohol or illegal substance abuse in the event we have reasonable grounds for suspecting they are under the influence while at work and their ability to perform their duties and responsibilities has been impaired; willful refusal or failure to perform any specific material lawful direction from our board of directors not cured within 30 days after delivery of written notice; willful and material breach of any written agreement with or duty owed to us; or if we determine that they have intentionally omitted any requested information or falsified any disclosed information either in their resume or during the interview process with us.

For purposes of these agreements, “good reason” generally means a material adverse change in Mr. Donato, Mr. Guthrie or Mr. Harper’s position with us that reduces their title, level of authority or responsibilities; a reduction in their base salary or target annual cash bonus; our failure to provide that they are eligible to participate in benefit plans; or relocation of their principal worksite by more than 35 miles, unless it reduces their commute.

For purposes of these agreements, “change in control” generally means the occurrence of, in one transaction or a series of related transactions, any person becoming a beneficial owner, directly or indirectly, of our securities representing more than 50% of the voting power of our then-outstanding securities; a consolidation, share exchange, reorganization or merger in which our equity holders immediately prior to such event own less than 50% of the voting power of the resulting entity’s securities outstanding immediately following such event; or the sale or other disposition of all or substantially all of our assets.

In consideration for the benefits extended under the severance agreements, Messrs. Donato, Guthrie and Harper entered into restrictive covenant and invention assignments agreements with us, which agreements contain non-compete, non-solicitation and intellectual property protections in our favor.

Equity Award Acceleration

Under the terms of our 2003 Plan, if, in connection with a change of control, the equity awards are not assumed in full or substituted with equivalent awards, the compensation committee may fully vest all outstanding equity awards or cancel all equity awards and pay the participant the difference between the fair market value of the stock underlying the equity award and the exercise price or base price, if any, for such equity award. For purposes of the 2003 Plan, the term “change of control” means a sale of all or substantially all our assets, consummation of a merger of us with or into another entity if our capital stock represents less than 50% of the voting power of the surviving entity or its parent, the acquisition by a person of 50% or more of our voting stock or subject to various exceptions, the individuals on our board of directors as of January 1, 2009 constitute less than a majority of our board of directors.

If, upon a change of control, awards are assumed by the successor corporation, and a participant is terminated without “cause” or for “good reason” at any time in the period 90 days prior to a change of control or before the first anniversary of the effective date of such change of control, then such participant’s awards will fully vest and/or become exercisable as of the later of the consummation of the change of control or the date of such participant’s termination.

2017 DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($)	Restricted Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
B. Farley	$50,000	$44,384(2)		—	—	$94,384
G. Muir	—		$21,235(3)	—	—	$21,235

(1)

The amounts reported represent the aggregate grant date fair value of the options to purchase shares of our common stock or restricted stock awards granted to the director in 2017, calculated in accordance with the Financial Accounting Standard Board’s ASC Topic 718. Such grant date fair value does not take into account any estimated forfeitures related to service-vesting conditions. See Note 12 to our financial statements as included in this prospectus for the assumptions used in calculating the grant date fair value of the stock options reported in this column.

(2)	As of December 31, 2017, Mr. Farley held 457,482 shares of unvested restricted common stock and options to purchase 364,582 shares of common stock.
(3)	As of December 31, 2017, Mr. Muir held options to purchase 600,000 shares of common stock.

Equity Benefit Plans

2003 Stock Incentive Plan

The 2003 Plan was adopted by our board of directors and approved by our stockholders in April 2003 and amended and restated effective January 1, 2009. The 2003 Plan provides for the grant of stock options, stock appreciation rights, restricted stock and dividend equivalents to our employees, directors and consultants. As of March 31, 2018, options to purchase 77,374,095 shares of our common stock remained outstanding under the 2003 Plan.

The 2003 Plan will be terminated on, and we will not make any further awards under the 2003 Plan following, the date on which grants may first be made under the 2018 Equity Incentive Plan, or the 2018 Plan. However, any outstanding awards granted under the 2003 Plan will remain outstanding, subject to the terms of the 2003 Plan and award agreements, until such outstanding awards vest and are exercised (as applicable) or until they terminate or expire by their terms. The material terms of the 2003 Plan are summarized below.

Authorized Shares

A maximum of 90,776,535 shares of our common stock may be issued under the 2003 Plan. If an award under the 2003 Plan expires, terminates or is forfeited, any shares subject to such award may, to the extent of such expiration, termination or forfeiture, be used again for new grants under the 2003 Plan.

Plan Administration

The compensation committee currently administers the 2003 Plan and the awards granted thereunder. The plan administrator may select participants, grant awards, determine the terms and conditions of such awards, interpret the terms of the 2003 Plan and any award agreements and adopt rules and procedures for the administration, interpretation and operation of the 2003 Plan.

Awards

The 2003 Plan provides for the discretionary grant of stock options, stock appreciation rights, restricted stock and dividend equivalents to our employees, directors, advisors and consultants.

Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant, except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years. Vesting conditions are determined by the plan administrator.

Stock Appreciation Rights. Stock appreciation rights provide for a payment, or payments, in cash or shares of our common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price at grant up to a maximum amount of cash or number of shares. Stock appreciation rights may vest based on time or achievement of performance conditions.

Restricted Stock. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met. Conditions applicable to restricted stock may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

Dividend Equivalents. Dividend equivalents are a right extended to certain stock option holders that allow the option holder to receive a payment, in shares or in cash, that is equivalent to the value of dividends paid on the shares subject to the option between the record date of the option and its exercise date.

Assignment and Transfers

Except as provided in the 2003 Plan, any award agreement or as expressly authorized by the plan administrator, a participant may not transfer stock options issued under the 2003 Plan.

Change in Control

Upon a change of control of the company (as defined in the 2003 Plan), if awards are not assumed or substituted with equivalent awards, the compensation committee may fully vest all outstanding equity awards or cancel all equity awards and pay the participant the difference between the fair market value of the stock underlying the equity award and the exercise price or base price, if any, for such equity award.

If, upon a change of control, awards are assumed by the successor corporation, and a participant is terminated without “cause” or for “good reason” at any time in the period 90 days prior to a change of control or before the first anniversary of the effective date of such change of control, then such participant’s awards will fully vest and/or become exercisable as of the later of the consummation of the change of control or the date of such participant’s termination.

Plan Amendment and Termination

The 2003 Plan shall continue in effect for a term of ten years from its effective date. Notwithstanding the foregoing, our board of directors may at any time terminate, amend or modify the 2003 Plan subject to stockholder approval in certain circumstances.

2017 Bonus Plan

Each of our Named Executive Officers and directors participated in our 2017 bonus plan, pursuant to which each was eligible to receive a bonus based on our achievement of specified revenue and earnings objectives, as well as on the achievement of individual performance goals. For 2017, target bonuses were equal to 25% of each executive’s annual base salary, except for our Chief Executive Officer, whose target bonus was equal to 40% of his base salary, and our Chief Financial Officer, whose target bonus was equal to 30% of his base salary.

The actual annual cash bonuses paid to our executive officers and directors for performance in 2017 are set forth in the Summary Compensation Table above in the column titled “Non-Equity Incentive Plan Compensation”. We expect target bonus levels to remain the same under our 2018 bonus plan.

2018 Equity Incentive Plan

Our board of directors has adopted and our stockholders have approved prior to the completion of this offering the 2018 Plan. We do not expect to utilize our 2018 Plan until after the completion of this offering, at which point no further grants will be made under our Amended and Restated 2003 Stock Incentive Plan, as amended, or 2003 Plan, as described above under “2003 Stock Incentive Plan.” No awards have been granted and no shares of our common stock have been issued under our 2018 Plan.

Stock Awards.    The 2018 Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Code, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock or cash awards, and other forms of equity compensation, which are collectively referred to as other stock awards. Additionally, the 2018 Plan provides for the grant of performance cash awards. Incentive stock options may be granted only to employees of the Company or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in Sections 424(e) and 424(f) of the Code.). All other awards may be granted to employees, including officers, and to non-employee directors and consultants.

Share Reserve.    Initially, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2018 Plan after the 2018 Plan becomes effective is the sum of (i)                shares plus (ii) the number of shares reserved, and remaining available for issuance, under our 2003 Plan at the time our 2018 Plan becomes effective and (iii) the number of shares subject to stock options or other stock awards granted under our 2003 Plan that would have otherwise returned to our 2003 Plan (such as upon the expiration or termination of a stock award prior to vesting). The number of shares of our common stock reserved for issuance under our 2018 Plan will automatically increase on January 1 of each year, beginning on January 1, 2019 and continuing through and including January 1, 2028, by     % of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. The maximum number of shares that may be issued upon the exercise of incentive stock options under our 2018 Plan is                shares.

If a stock award granted under the 2018 Plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again will become available for subsequent issuance under the 2018 Plan. In addition, the following types of shares under the 2018 Plan may become available for the grant of new stock awards under the 2018 Plan: (1) shares that are forfeited to or repurchased by us prior to becoming fully vested; (2) shares withheld to satisfy income or employment withholding taxes; or (3) shares used to pay the exercise or purchase price of a stock award. Shares issued under the 2018 Plan may be previously unissued shares or reacquired shares bought by us on the open market.

The maximum number of shares of common stock subject to stock awards granted under the 2018 Plan or otherwise during any one calendar year to any non-employee director, taken together with any cash fees paid by us to such non-employee director during such calendar year for service on the board of directors, will not exceed $                in total value (calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes), or, with respect to the calendar year in which a non-employee director is first appointed or elected to our board of directors, $                 .

Administration.    Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2018 Plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than other officers) to be recipients of certain stock awards, (2) determine the number of shares of common stock to be subject to such stock awards and (3) specify the other terms and conditions, including the strike price or purchase price and vesting schedule, applicable to such awards. Subject to the terms of the 2018 Plan, our board of directors or the authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting schedule applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of awards granted and the types of consideration to be paid for the award.

The plan administrator has the authority to modify outstanding awards under our 2018 Plan. Subject to the terms of our 2018 Plan, the plan administrator has the authority, without stockholder approval, to reduce the exercise, purchase or strike price of any outstanding stock award, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Stock Options.    Incentive and nonstatutory stock options are evidenced by stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2018 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2018 Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2018 Plan, up to a maximum of ten years. Unless the terms of an option holder’s stock option agreement provide otherwise, if an option holder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the option holder may generally exercise any vested options for a period of three months following the cessation of service. The option term will automatically be extended in the event that exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an option holder’s service relationship with us or any of our affiliates ceases due to disability or death, or an option holder dies within a certain period following cessation of service, the option holder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the option holder, (4) a net exercise of the option if it is an nonqualified stock option and (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An option holder may designate a beneficiary, however, who may exercise the option following the option holder’s death.

Tax Limitations on Incentive Stock Options.    The aggregate fair market value, determined at the time of grant, of our common stock with respect to incentive stock options that are exercisable for the first time by an option holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will be treated as nonqualified stock options. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the incentive stock option does not exceed five years from the date of grant.

Restricted Stock Awards.    Restricted stock awards are evidenced by restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (1) cash, check, bank draft or money order, (2) services rendered to us or our affiliates or (3) any other form of legal consideration. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule as determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock unit awards that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Restricted Stock Unit Awards.    Restricted stock unit awards evidenced by restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration or for no consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Rights under a restricted stock units award may be transferred only upon such terms and conditions as set by the plan administrator. Restricted stock unit awards may be subject to vesting as determined by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights.    Stock appreciation rights are evidenced by stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount in cash or stock equal to (1) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2018 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2018 Plan, up to a maximum of ten years. Unless the terms of a participant’s stock appreciation right agreement provides otherwise, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. The stock appreciation right term will be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Unless the plan administrator provides otherwise, stock appreciation rights generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. A stock appreciation right holder may designate a beneficiary, however, who may exercise the stock appreciation right following the holder’s death.

Performance Awards.    The 2018 Plan permits the grant of performance-based stock and cash awards. The performance goals that may be selected include one or more of the following criteria: (1) earnings (including earnings per share and net earnings); (2) earnings before interest, taxes and depreciation; (3) earnings before interest, taxes, depreciation and amortization; (4) total stockholder return; (5) return on equity or average stockholder’s stockholders’ equity; (6) return on assets, investment, or capital employed; (7) stock price; (8) margin (including gross margin); (9) income (before or after taxes); (10) operating income; (11) operating income after taxes; (12) pre-tax profit; (13) operating cash flow; (14) sales or revenue targets; (15) increases in revenue or product revenue; (16) expenses and cost reduction goals; (17) improvement in or attainment of working capital levels; (18) economic value added (or an equivalent metric); (19) market share; (20) cash flow; (21) cash flow per share; (22) share price performance; (23) debt reduction; (24) customer satisfaction; (25) stockholders’ equity; (26) capital expenditures; (27) debt levels; (28) operating profit or net operating profit; (29) workforce diversity; (30) growth of net income or operating income; (31) billings; (32) pre-clinical development related compound goals; (33) financing; (34) regulatory milestones, including approval of a compound; (35) stockholder liquidity; (36) corporate governance and compliance; (37) product commercialization; (38) intellectual property; (39) personnel matters; (40) progress of internal research or clinical programs; (41) progress of partnered programs; (42) partner satisfaction; (43) budget management; (44) clinical achievements; (45) completing phases of a clinical study (including the treatment phase); (46) announcing or presenting preliminary or final data from clinical studies; in each case, whether on particular timelines or generally; (47) timely completion of clinical trials; (48) submission of INDs and NDAs and other regulatory achievements; (49) partner or collaborator achievements; (50) internal controls, including those related to the Sarbanes-Oxley Act of 2002; (51) research progress, including the development of programs; (52) investor relations, analysts and communication; (53) manufacturing achievements (including obtaining particular yields from manufacturing runs and other measurable objectives related to process development activities); (54) strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property); (55) establishing relationships with commercial entities with respect to the marketing, distribution and sale of the Company’s products (including with group purchasing organizations, distributors and other vendors); (56) supply chain achievements (including establishing relationships with manufacturers or suppliers of active pharmaceutical ingredients and other component materials and manufacturers of the Company’s products); (57) co-development, co-marketing, profit sharing, joint venture or other similar arrangements; (58) individual performance goals; (59) corporate development and planning goals; and (60) other measures of performance selected by our board of directors or a committee thereof.

The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise in the award agreement at the time the award is granted or in such other document setting forth the performance goals at the time the goals are established, we will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any items that are unusual in nature or occur infrequently as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of common stock of the Company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the Company’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; and (12) to exclude the effect of any other unusual, nonrecurring gain or loss or other extraordinary item. In addition, we retain the discretion to adjust or eliminate the compensation or economic benefit due upon attainment of the goals. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards.    The plan administrator may grant other awards based in whole or in part by reference to or otherwise based on our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2018 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and number of shares that may be issued upon the exercise of incentive stock options and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions.    In the event of certain specified significant corporate transactions, the plan administrator has the discretion to take any of the following actions with respect to stock awards:

•	arrange for the assumption, continuation or substitution of a stock award by a surviving or acquiring entity or parent company;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring entity or parent company;

•	accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

•	arrange for the lapse of any reacquisition or repurchase right held by us;

•	cancel or arrange for the cancellation of the stock award in exchange for such cash consideration, if any, as our board of directors may deem appropriate or for no consideration; or

•

make a payment equal to the excess of (1) the value of the property the participant would have received upon exercise of the stock award over (2) the exercise price or strike price otherwise payable in connection with the stock award.

Our plan administrator is not obligated to treat all stock awards, even those that are of the same type, in the same manner.

Under the 2018 Plan, a significant corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of our consolidated assets, (2) a sale or other disposition of at least 50% of our outstanding securities, (3) a merger, consolidation or similar transaction following which we are not the surviving corporation or (4) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control.    The plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and us that the stock award will be subject to additional acceleration of vesting and exercisability or settlement in the event of a change in control. Under the

2018 Plan, a change in control is generally (1) the acquisition by a person or entity of more than 50% of our combined voting power other than by merger, consolidation or similar transaction, (2) a consummated merger, consolidation or similar transaction immediately after which our stockholders cease to own more than 50% of the combined voting power of the surviving entity, (3) a consummated sale, lease or exclusive license or other disposition of all or substantially all of our consolidated assets and (4) certain dissolutions, liquidations and changes in the board of directors.

Amendment and Termination.    Our board of directors has the authority to amend, suspend, or terminate our 2018 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent and provided further that certain types of amendments will require the approval of our stockholders. No incentive stock options may be granted after the tenth anniversary of the date our board of directors adopts our 2018 Plan.

2018 Employee Stock Purchase Plan

Our board has adopted and our stockholders have approved our 2018 Employee Stock Purchase Plan, or 2018 ESPP.

Share Reserve.    The maximum number of shares of our common stock that may be issued under our 2018 ESPP is                shares. Additionally, the number of shares of our common stock reserved for issuance under our 2018 ESPP will automatically increase on January 1 of each year, beginning on January 1, 2019 and continuing through and including January 1, 2028, by the lesser of (1)     % of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, (2)                 shares of our common stock or (3) such lesser number of shares of common stock as determined by our board of directors. Shares subject to purchase rights granted under our 2018 ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under our 2018 ESPP.

Administration.    Our board of directors, or a duly authorized committee thereof, will administer our 2018 ESPP. Our board of directors has delegated its authority to administer our 2018 ESPP to our compensation committee under the terms of the compensation committee’s charter.

Limitations.    Our employees, including executive officers, and the employees of any of our designated affiliates will be eligible to participate in our 2018 ESPP, provided they may have to satisfy one or more of the following service requirements before participating in our 2018 ESPP, as determined by the administrator: (1) customary employment with us or one of our affiliates for more than 20 hours per week and five or more months per calendar year or (2) continuous employment with us or one of our affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. An employee may not be granted rights to purchase stock under our 2018 ESPP (a) if such employee immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our common stock or (b) to the extent that such rights, when aggregated with other employee stock purchase plan rights would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding.

Our 2018 ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code. The administrator may specify offerings with a duration of not more than 27 months, and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for the employees who are participating in the offering. The administrator, in its discretion, will determine the terms of offerings under our 2018 ESPP.

A participant may not transfer purchase rights under our 2018 ESPP other than by will, the laws of descent and distribution or as otherwise provided under our 2018 ESPP.

Payroll Deductions.    Our 2018 ESPP permits participants to purchase shares of our common stock through payroll deductions up to 15% of their earnings. Unless otherwise determined by the administrator, the purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first day of an offering or on the date of purchase. Participants may end their participation within a time period established by the administrator and will be paid their accrued contributions that have not yet been used to purchase shares. Participation ends automatically upon termination of employment with us.

Corporate Transactions.    In the event of certain specified significant corporate transactions, such as a merger or change in control, a successor corporation may assume, continue or substitute each outstanding purchase right. If the successor corporation does not assume, continue or substitute for the outstanding purchase rights, the offering in progress will be shortened and a new exercise date will be set within ten business days prior to such corporate transaction. The participants’ purchase rights will be exercised on the new exercise date and such purchase rights will terminate immediately thereafter.

Amendment and Termination.    Our board of directors has the authority to amend, suspend or terminate our 2018 ESPP, at any time and for any reason, provided certain types of amendments will require the approval of our stockholders. Our 2018 ESPP will remain in effect until terminated by our board of directors in accordance with the terms of our 2018 ESPP.

Limitation on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation, which will be effective upon completion of this offering, limits our directors’ liability to the fullest extent permitted under Delaware corporate law. Delaware corporate law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any transaction from which the director derives an improper personal benefit;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (unlawful payment of dividends or redemption of shares); or

•	for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Delaware law and our amended and restated bylaws, which will be effective upon completion of this offering, provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for certain actions taken in their capacities as directors and officers. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and this insurance policy are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2015 to which we have been a party, in which the amount involved in the transaction exceeded $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than described below and the equity and other compensation agreements that are described under “Executive and Director Compensation.”

Convertible Preferred Stock Financings

Series F Preferred Stock Financing.    In April 2015, we issued and sold to investors in private placements an aggregate of 102,334,194 shares of our Series F convertible preferred stock at a purchase price of $0.3356 per share, for aggregate consideration of $34.3 million, including approximately $18.6 million in principal and accrued interest under our convertible notes that were issued in 2014 and converted into shares of Series F convertible preferred stock, which we refer to as our 2014 notes. Our 2014 notes accrued interest at a rate of 10%, compounding monthly.

Series G Preferred Stock Financing.    In June 2017, we issued and sold to investors in private placements an aggregate of 40,584,416 shares of our Series G convertible preferred stock at a purchase price of $0.3696 per share, for aggregate consideration of $15.0 million.

The table below sets forth the number of shares of our Series F and Series G convertible preferred stock purchased by our executive officers, directors, holders of more than 5% of our capital stock and their affiliated entities or immediate family members. Each share of our convertible preferred stock in the table below will automatically convert into one share of our common stock upon the closing of this offering.

Participants	Shares of Series F Convertible Preferred Stock		Series F Convertible Preferred Stock Aggregate Purchase Price	Shares of Series G Convertible Preferred Stock	Series G Convertible Preferred Stock Aggregate Purchase Price
5% or Greater Stockholders(1)
Entities affiliated with Investor Growth Capital, LLC(2)	14,955,168	(7)	$5,018,954	2,247,768	$830,775
Onset IV, L.P.	9,108,153	(8)	3,056,696	1,251,033	462,382
Entities affiliated with InterWest Partners(3)	8,163,940	(9)	2,739,818	1,291,234	477,240
Entities affiliated with Three Arch Partners(4)	8,079,014	(10)	2,711,317	1,248,185	461,329
New Leaf Ventures II, L.P.(5)	12,222,657	(11)	4,101,924	1,933,174	714,501
Entities affiliated with Polaris Venture Partners(6)	6,567,206	(12)	2,203,954	1,033,250	381,889
GE Ventures Limited	29,797,378		10,000,001	8,116,883	3,000,000
CHV IV, L.P.	—		—	21,645,022	8,000,000

(1)	Additional details regarding these stockholders and their equity holdings are provided in this prospectus under the caption “Principal Stockholders.”
(2)	Represents securities acquired by IGC Fund VI, L.P. Mr. Campe, a member of our board of directors, is affiliated with Investor Growth Capital, LLC
(3)	Represents securities acquired by InterWest Partners VIII, L.P., InterWest Investors VIII, L.P. and InterWest Investors Q VIII, L.P.
(4)	Represents securities acquired by Three Arch Partner IV, L.P., Three Arch Associates IV, L.P., Three Arch Capital, L.P. and TAC Associates, L.P.
(5)	Mr. Hunt, a member of our board of directors, is affiliated with New Leaf Ventures II, L.P.
(6)

Represents securities acquired by Polaris Venture Partners V, L.P., Polaris Venture Partners Entrepreneurs’ Fund V, L.P., Polaris Venture Partners Special Founders’ Fund V, L.P. and Polaris Venture Partners Founders’ Fund V, L.P.

footnotes continued on following page

(7)	Includes 11,081,508 shares of Series F convertible preferred stock issued upon conversion of an aggregate amount of $3,718,954.41 in principal and accrued interest of the 2014 notes.
(8)	Includes 6,117,269 shares of Series F convertible preferred stock issued upon conversion of an aggregate amount of $2,052,955.73 in principal and accrued interest of the 2014 notes.
(9)	Includes 6,432,955 shares of Series F convertible preferred stock issued upon conversion of an aggregate amount of $2,158,899.72 in principal and accrued interest of the 2014 notes.
(10)	Includes 6,421,612 shares of Series F convertible preferred stock issued upon conversion of an aggregate amount of $2,155,093.10 in principal and accrued interest of the 2014 notes.
(11)	Includes 9,631,109 shares of Series F convertible preferred stock issued upon conversion of an aggregate amount of $3,232,200.37 in principal and accrued interest of the 2014 notes.
(12)	Includes 5,184,981 shares of Series F convertible preferred stock issued upon conversion of an aggregate amount of $1,740,079.91 in principal and accrued interest of the 2014 notes.

Investors’ Rights Agreement

We entered into an amended and restated investors’ rights agreement, or the IRA, in June 2017 with the holders of our preferred stock, including certain of our directors and entities to which certain of our directors are related. The agreement provides these holders the right, subject to the terms of the lock-up agreements entered into in connection with this offering, to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. See “Description of Capital Stock—Registration Rights” for additional information. The agreement also provides these holders pro rata participation rights, information rights and, in some cases, board observer rights, which will terminate upon completion of this offering.

Stockholders’ Agreement

We entered into an amended and restated stockholders’ agreement, or the Stockholders’ Agreement, in June 2017 with the holders of our preferred stock, including certain of our directors and entities in which certain of our directors are related. The agreement provides that each stockholder party to the Stockholders’ Agreement shall vote their shares to maintain the size and membership of our board of directors as set forth therein. The agreement also provides the stockholders party to the Stockholders’ Agreement with rights of first refusal and co-sale in connection with certain sales by specified stockholders of the company. The shares of common stock and preferred stock held by stockholders party to the Stockholder Agreement are also subject to certain drag-along rights set forth therein. The Stockholders’ Agreement will terminate upon the completion of this offering.

Employment Agreements

We have entered into an employment agreement or offer letters with our named executive officers, which are filed as exhibits to the registration statement of which this prospectus forms a part. For more information regarding these agreements, see “Executive and Director Compensation—Employment Agreements” and “Executive and Director Compensation—Executive Officer Post-Employment Compensation Arrangements.”

Indemnification Agreements

We have entered or will enter into indemnification agreements with each of our directors and executive officers, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. These agreements, among other things, will require us to indemnify each director (and in certain cases their related venture capital funds) and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer, as the case may be.

Stock Option Grants to Executive Officers and Directors

We have granted stock options to our named executive officers as more fully described in the section titled “Executive and Director Compensation.”

Policies and Procedures for Transactions with Related Persons

Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. Prior to the pricing of this offering, we expect to adopt a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective immediately upon the effectiveness of the registration statement of which this prospectus is a part. For purposes of our policy only, a “related person transaction” is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A “related person” is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, interests, direct and indirect, of the related persons, benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our Code of Conduct that we expect to adopt prior to the completion of this offering, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our audit committee, or other independent body of our board of directors, determines in the good faith exercise of its discretion.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of May 25, 2018 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our named directors and executive officers, individually; and

•	all of our directors and executive officers as a group.

The beneficial ownership of our common stock is determined in accordance with the rules of the SEC and generally includes any shares of common stock over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem common stock issuable pursuant to options and warrants that are currently exercisable or exercisable within 60 days of May 25, 2018 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

The percentage of common stock beneficially owned has been computed on the basis of 326,151,907 shares of common stock outstanding as of May 25, 2018. The table below does not reflect any shares of our common stock that our directors, officers or other stockholders named below may purchase in this offering, including through the directed share program or otherwise, as described in the “Underwriting” section of this prospectus.

Unless otherwise noted below, the address of each stockholder, director and executive officer is c/o Neuronetics, Inc., 3222 Phoenixville Pike, Malvern, Pennsylvania 19355.

	Number and Percentage of Common Stock Beneficially Owned Prior to Offering		Percentage of Common Stock Beneficially Owned After the Offering
Name of beneficial owner			Assuming no Exercise of Option(19)	Assuming Full Exercise of Option(19)
	Number	Percent	Percent	Percent
5% or greater stockholders:
Entities affiliated with Investor Growth Capital, LLC(1)	52,006,869	15.9%
Onset IV, L.P.(2)	28,945,290	8.9%
Entities affiliated with InterWest Partners(3)	29,875,426	9.2%
New Leaf Ventures II, L.P.(4)	44,728,047	13.7%
Entities affiliated with Polaris Venture Partners(5)	23,906,415	7.3%
GE Ventures Limited(6)	37,914,261	11.6%
CHV IV, L.P.(7)	21,645,022	6.6%
QPIV, LLC(8)	18,225,322	5.6%

Directors and executive officers:
Christopher Thatcher(9)	16,923,105	4.9%
Peter Donato(10)	1,070,737	0.3%
Daniel Guthrie(11)	—	—
Gregory Harper(12)	1,104,373	0.3%
Stephen Campe(13)	—	—
Brian Farley(14)	3,201,336	1.0%
Paulina Hill(15)	—	—
Ronald Hunt(16)	44,728,047	13.7%
Wilfred Jaeger, M.D.(17)	—	—
Glenn Muir(18)	150,000	—
All executive officers and directors as a group	67,177,598	19.5%

*	Indicates beneficial ownership of less than 1% of the shares of common stock outstanding
(1)

Consists of (i) 24,362,753 shares of common stock issuable upon conversion of convertible preferred stock held by Investor Growth Capital Limited (“Investor Limited”), (ii) 10,441,180 shares of common stock issuable upon conversion of convertible preferred stock held by Investor Group, L.P. (“Investor Group”), and (iii) 17,202,936 shares of common stock issuable upon conversion of convertible preferred stock held by IGC Fund VI, L.P. (“IGC Fund”). Investor Limited is a wholly-owned subsidiary of Investor Group; Investor Growth Capital, LLC (“Investor Growth”) is the general partner of each of Investor Group and IGC Fund. Investor Growth is controlled by a Board of Directors consisting of Michael V. Oporto, Noah Walley and Lennart Johansson. Investor Growth is deemed to share voting and investment power over the shares held by Investor Limited, Investor Group, and IGC Fund. The address of the foregoing entities is c/o Patricia Industries, 1177 Avenue of the Americas, 47th Floor, New York, New York 10036.

(2)

Consists of 28,945,290 shares of common stock issuable upon conversion of preferred stock. Onset IV Management, LLC is the general partner of Onset IV, L.P. Robert F. Kuhling, Jr. and Terry L. Opdendyk are managing directors of Onset IV Management, LLC, the general partner of Onset IV, L.P., and have shared voting and investment power over the shares owned by Onset IV, L.P. The address of Onset IV, L.P. is 2400 Sand Hill Road, Suite 150, Menlo Park, California 94025.

(3)

Consists of (i) 28,820,823 shares of common stock issuable upon conversion of convertible preferred stock held by InterWest Partners VIII, L.P., (ii) 230,044 shares of common stock issuable upon conversion of convertible preferred stock held by InterWest Investors VIII, L.P. and (iii) 824,559 shares of common stock issuable upon conversion of convertible preferred stock held by InterWest Investors Q VIII, L.P. InterWest Management Partners VIII, LLC is the general partner of the entities in this footnote. Philip T. Gianos, W. Stephen Holmes, Gilbert H. Kliman and Arnold L. Oronsky are the managing directors of InterWest Management Partners VIII, LLC and share voting and investment power with respect to the shares held by the InterWest entities. The address of the InterWest entities is c/o InterWest Partners, 2710 Sand Hill Road, Suite 200, Menlo Park, California 94025.

footnotes continued on following page

(4)

Consists of 44,728,047 shares of common stock issuable upon conversion of convertible preferred stock. New Leaf Venture Management II L.L.C. is the general partner of New Leaf Venture Associates II L.P., which in turn is the general partner of New Leaf Ventures II, L.P. Ronald M. Hunt, Vijay Lathi and Liam Ratclifte are the individual managers of New Leaf Venture Management L.L.C., and they may be deemed to have shared power to vote and dispose of the shares held by New Leaf Ventures II, L.P. Ronald Hunt is a member of our Board of Directors. The address of this fund is 7 Times Square, Suite 3502, New York, NY 10036.

(5)

Consists of (i) 23,068,118 shares of common stock issuable upon conversion of convertible preferred stock held by Polaris Venture Partners V, L.P. (“PVP V”), (ii) 449,598 shares of common stock issuable upon conversion of convertible preferred stock held by Polaris Venture Partners Entrepreneurs’ Fund V, L.P. (“PVPEF V”), (iii) 230,682 shares of common stock issuable upon conversion of convertible preferred stock held by Polaris Venture Partners Special Founders’ Fund V, L.P. (“PVPSF V”), and (iv) 158,017 shares of common stock issuable upon conversion of convertible preferred stock held by Polaris Venture Partners Founders’ Fund V, L.P. (“PVPFF V,” and together with PVP V, PVPEF V and PVPSF V, the “Polaris Funds”). Polaris Venture Management Co. III, LLC (“PVM V”), the general partner of the entities in this footnote, may be deemed to have sole power to vote and dispose of the shares held by the Polaris Funds. Each of Jonathan Flint and Terrance McGuire are the managing members of PVM V and may be deemed to have shared power to vote and dispose of the shares held by the Polaris Funds. The address of the Polaris Funds is One Marina Park Drive, 10th Floor, Boston, Massachusetts 02210.

(6)

Consists of 37,914,261 shares of common stock issuable upon conversion of convertible preferred stock. GE Ventures Limited exercises voting and investment power over shares held by it. GE Ventures Limited is an indirect, wholly-owned subsidiary of General Electric Company, a public company. The address of GE Ventures Limited is 2882 Sand Hill Road, Suite 240, Menlo Park, CA 94025.

(7)

Consists of 21,645,022 shares of common stock issuable upon conversion of convertible preferred stock. Ascension Ventures IV, LLC is the general partner of CHV IV, L.P. Ascension Ventures IV, LLC is governed by a Board of Managers, which has authority to invest and vote the shares held by CHV IV, L.P. Signatory, and voting authority has been delegated to Matthew I. Hermann, Senior Managing Director of Ascension Ventures IV, LLC. Decisions regarding liquidation of investment positions have been delegated by the Board to Anthony J. Speranzo, Executive Vice President and Chief Financial Officer, Ascension, and Matthew I. Hermann, Senior Managing Director, Ascension Ventures IV, LLC, acting jointly. The address for each of the individuals and entities listed above is Ascension Ventures, 101 South Hanley Road, Suite 200, Clayton, MO 63105.

(8)

Consists of 18,225,322 shares of common stock issuable upon conversion of convertible preferred stock. QPIV, LLC is managed by Quaker BioVentures Management, LLC, the Executive Managers of which are Richard Kollender, Sherrill Neff and Adele Oliva, who have shared voting and investment power over the shares held by QPIV, LLC. The address of QPIV, LLC is c/o Quaker Partners Management, Cira Centre, 2929 Arch Street, Philadelphia, Pennsylvania 19104.

(9)

Consists of 16,923,105 shares of common stock issuable upon exercise of outstanding options. Does not include 6,750,583 shares of common stock issuable upon exercise of outstanding options which have not vested.

(10)

Consists of 1,070,737 shares of common stock issuable upon exercise of outstanding options. Does not include 3,341,149 shares of common stock issuable upon exercise of outstanding options which have not vested.

(11)	Does not include 2,893,305 shares of common stock issuable upon exercise of outstanding options which have not vested.
(12)

Consists of 1,104,373 shares of common stock issuable upon exercise of outstanding options. Does not include 2,194,924 shares of common stock issuable upon exercise of outstanding options which have not vested.

(13)	Does not include 254,130 shares of common stock issuable upon exercise of outstanding options which have not vested.
(14)

Consists of (i) 1,910,909 shares of common stock, (ii) 1,010,382 shares of common stock issuable upon conversion of convertible preferred stock and (iii) 280,045 shares of restricted common stock. Does not include 317,662 shares of common stock issuable upon exercise of outstanding options which have not vested.

(15)

Dr. Hill is affiliated with the investment manager of the Polaris Funds but does not have any voting or dispositive power with respect to the shares owned by the Polaris Funds referenced in footnote (5) above. Does not include 254,130 shares of common stock issuable upon exercise of outstanding options which have not vested.

(16)

Consists of beneficial ownership of shares held by New Leaf Ventures II, L.P. described in footnote (4) above. Does not include 254,130 shares of common stock issuable upon exercise of outstanding options which have not vested.

(17)	Does not include 254,130 shares of common stock issuable upon exercise of outstanding options which have not vested.
(18)

Consists of 150,000 shares of common stock issuable upon exercise of outstanding options. Does not include 704,130 shares of common stock issuable upon exercise of outstanding options which have not vested.

(19)	Underwriters’ option to purchase an additional shares of common stock, as set out on the cover page of this prospectus.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes some of the terms of our amended and restated certificate of incorporation and amended and restated bylaws to be effective following the completion of this offering, our outstanding warrants, our amended and restated investors’ rights agreement, and the General Corporation Law of the State of Delaware. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should also refer to our amended and restated certificate of incorporation, amended and restated bylaws, warrants, and amended and restated investors’ rights agreement, which are filed as exhibits to the registration statement of which this prospectus is part, as well as the relevant provisions of the General Corporation Law of the State of Delaware.

General

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize us to issue up to                shares of common stock, $0.01 par value per share, and                shares of preferred stock, $0.01 par value per share, all of which shares of preferred stock will be undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. As of March 31, 2018, we had outstanding 7,286,857 shares of common stock, including 371,703 shares of unvested restricted common stock subject to repurchase by us, held by 99 stockholders of record. As of March 31, 2018, after giving effect to the conversion of all of the outstanding shares of our preferred stock into 318,676,911 shares of common stock, there would have been 325,963,768 shares of common stock issued and outstanding, held by 135 stockholders of record.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon consummation of this offering, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the right of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

As of March 31, 2018, there were 304,958,337 shares of convertible preferred stock outstanding, consisting of 4,800,000 shares of Series A-1 convertible preferred stock, 25,384,615 shares of Series A-2 convertible preferred stock, 17,000,000 shares of Series B convertible preferred stock, 20,958,084 shares of Series C convertible preferred stock, 49,426,229 shares of Series D convertible preferred stock, 44,470,799 shares of Series E convertible preferred stock, 102,334,194 shares of Series F convertible preferred stock and 40,584,416 shares of Series G convertible preferred stock. All currently outstanding shares of preferred stock will convert automatically into 318,676,911 shares of common stock upon completion of this offering.

Following the closing of this offering, our board of directors will have the authority under our amended and restated certificate of incorporation, without further action by our stockholders, to issue up to                shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock.

We have no present plans to issue any shares of preferred stock following completion of this offering.

Warrants

In December 2012, we issued a preferred stock warrant to Comerica Bank, which was immediately exercisable for an aggregate 402,461 shares of our Series E convertible preferred stock at an exercise price of $0.6746 per share. This warrant remains outstanding. The holder of this warrant may exercise it, at its election, by check, by wire transfer of same-day funds, or other form of payment acceptable to the Company. The shares underlying the warrant are considered registrable securities for purposes of our amended and restated investors’ rights agreement, or the IRA, and accordingly are entitled to registration rights as described below under “—Registration Rights.” The warrant expires on December 20, 2022 if not earlier exercised.

In February 2014, we issued a preferred stock warrant to purchase an aggregate of 878,298 Series E convertible preferred shares at an exercise price of $0.6746 per share to Oxford Finance LLC, which was later exchanged for warrants that are immediately exercisable for an aggregate of 878,298 shares of our Series F convertible preferred stock at an exercise price of $0.3356 per share. This warrant remains outstanding. The holder of this warrant may exercise it, at its election, by cashless exercise, by check, by wire transfer of same-day funds, or other form of payment acceptable to us. The warrants includes a provision requiring the holder to sign a joinder to the IRA at the time the warrant is exercised, such that the shares underlying the warrant would be considered registrable securities for the purposes of the IRA. The warrant expires on February 18, 2021 if not earlier exercised.

In August 2016, March 2017 and December 2017, we issued preferred stock warrants to Oxford Finance LLC, each of which was immediately exercisable for 588,498 shares of our Series F convertible preferred stock at an exercise price of $0.3356 per share. Each of these warrants remains outstanding. The holder of these warrants may exercise either warrant, at its election, by cashless exercise, by check, by wire transfer of same-day funds, or other form of payment acceptable to us. The warrants include a provision requiring the holder to sign a joinder to the IRA at the time such warrant is exercised, such that the shares underlying the warrants would be considered registrable securities for the purposes of the IRA. The August 2016, March 2017 and December 2017 warrants expire on August 31, 2023, March 28, 2024 and December 27, 2024, respectively, if not earlier exercised.

The outstanding warrants which are currently exercisable to purchase shares of our Series E or Series F preferred stock, upon the completion of this offering will become warrants to purchase shares of our common stock.

Options

As of March 31, 2018, there were outstanding options under our equity compensation plans to purchase an aggregate of 77,374,095 shares of our common stock, with a weighted-average exercise price of $0.09 per share.

Registration Rights

We and the beneficial owners of our preferred stock have entered into the IRA. The registration rights provisions of this agreement provide those holders with demand and piggyback registration rights with respect to their shares of our common stock, including common stock issuable upon conversion of our preferred stock in connection with this offering, which we refer to herein as registrable shares. After registration pursuant to these rights, such shares of common stock will become freely tradable without restriction under the Securities Act. The IRA restricts us from granting additional registration rights to any other party without the consent of 60% of the holders of registrable securities unless such additional registration rights are no more favorable than those in the IRA.

Demand Registration Rights

At any time beginning 180 days following the effective date of the registration statement of which this prospectus is a part, the holders of at least 20% of the registrable shares who are party to the IRA, voting as a single class, have the right to demand that we file a registration statement for the registration of their shares of common stock. These registration rights are subject to specified conditions and limitations, including the right of a managing underwriter to limit the number of shares included in any such registration under specified circumstances. Upon such a request, we are required to effect the registration as expeditiously as possible. An aggregate of 318,676,911 shares of common stock will be entitled to these demand registration rights upon the consummation of this offering. We are not obligated to file a registration statement pursuant to this provision on more than two occasions (unless such registration statement was not declared effective by the SEC).

Piggyback Registration Rights

If we propose to register any of our common stock under the Securities Act, either for our own account or for the account of other stockholders, other than pursuant to certain specified registrations (including relating to company stock option plans), the holders of registrable shares will each be entitled to notice of the registration and will be entitled to include their registrable shares in the related registration statement. These piggyback registration rights are subject to specified conditions and limitations, including the right of a managing underwriter to limit the number of shares included in any such registration under specified circumstances. An aggregate of 318,676,911 shares of common stock will be entitled to these piggyback registration rights upon the consummation of this offering.

Registration on Form S-3

At any time after the 90th day following the date our registration statement becomes effective, and subject to the lock-up agreements entered into in connection with this offering, holders of our registrable shares who are parties to the IRA have the right to demand that we file a registration statement on Form S-3, and holders of such shares will be entitled, upon their written request, to have such shares registered by us on a Form S-3 registration statement at our expense, provided that such requested registration has an anticipated aggregate offering size to the public of at least $2.0 million, and subject to other specified conditions and limitations.

In the event that any registration in which the holders of registrable shares participate pursuant to our IRA is an underwritten public offering, we agree to enter into an underwriting agreement containing customary terms for such offering.

Expenses of Registration

We are required to pay all expenses, including fees and expenses of one counsel to represent the selling stockholders, relating to any demand, piggyback or Form S-3 registration, other than underwriting discounts and commissions and stock transfer taxes, subject to specified conditions and limitations.

The IRA contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the applicable registration statement attributable to us, and the selling stockholders are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them, subject to certain limitations.

Termination of Registration Rights

We may not terminate the registration rights granted under the IRA without the consent of holders of at least 60% of the registrable shares who are party to the IRA.

Anti-takeover Provisions

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation or any direct or indirect majority-owned subsidiary of the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder (in one transaction or a series of transactions);

•

subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation or of such subsidiary to the interested stockholder;

•

any transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon the completion of this offering may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempt by our stockholders to replace or remove our current management by making it more difficult to replace or remove our board of directors. These provisions include:

•	a prohibition on stockholder action through written consent;

•	no cumulative voting in the election of directors;

•	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director;

•

a requirement that special meetings of stockholders be called only by the board of directors, the chairman of the board of directors, the chief executive officer or, in the absence of a chief executive officer, the president;

•	an advance notice requirement for stockholder proposals and nominations;

•	the authority of our board of directors to issue preferred stock with such terms as our board of directors may determine; and

•

a requirement of approval of not less than 66 2/3% of all outstanding shares of our capital stock entitled to vote to amend any bylaws by stockholder action, or to amend specific provisions of our amended and restated certificate of incorporation.

Choice of Forum

Our restated certificate will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a breach of fiduciary duty;

•	any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our restated certificate, or our amended and restated bylaws; or

•	any action asserting a claim against us that is governed by the internal affairs doctrine.

The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our restated certificate to be inapplicable or unenforceable in such action.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                 .

Stock Exchange Listing

We intend to apply for listing of our common stock on the Nasdaq Global Market under the trading symbol “STIM.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of March 31, 2018, upon the closing of this offering and assuming no exercise of the underwriters’ option to purchase additional shares,                  shares of common stock will be outstanding, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 318,676,911 shares of common stock upon the closing of this offering. All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act. The remaining                  shares of common stock held by existing stockholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 promulgated under the Securities Act or another available exemption.

As a result of the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, the shares of common stock that will be deemed restricted securities after this offering will be available for sale in the public market as follows:

•	none of the existing restricted shares will be eligible for immediate sale upon the completion of this offering; and

•

            restricted shares will be eligible for sale in the public market upon expiration of lock-up agreements 180 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701 under the Securities Act, which are summarized below.

Lock-up agreements

We and each of our directors, executive officers and all of our security holders have agreed that we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, announce the intention to sell, sell or contract to sell any shares of our common stock;

•	sell any option or contract to purchase any shares of our common stock;

•	purchase any option or contract to sell any shares of our common stock;

•	grant any option, right or warrant to purchase any shares of our common stock;

•	make any short sale or otherwise transfer or dispose of any shares of our common stock;

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any shares of our common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise

•	make demand for or exercise any right with respect to the registration statement of our common stock; or

•	publicly announce the intention to do any of the foregoing.

Piper Jaffray & Co. may, in its sole discretion and at any time or from time to time before the termination of the 180-day period, without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement providing consent to the sale of shares prior to the expiration of the restricted period.

Upon the expiration of the lock-up period, all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

In addition, at our request, the underwriters have reserved up to              shares of common stock, or approximately     % of the shares offered by this prospectus, for sale, at the initial public offering price, to our directors, officers and current investors. Shares purchased by our directors and officers will be subject to the 180-day lock-up restriction described above and in the ‘‘Underwriting’’ section of this prospectus. Accordingly, the number of shares freely transferable upon completion of this offering will be reduced by the number of reserved shares purchased by our directors or officers, and there will be a corresponding increase in the number of shares that become eligible for sale after 180 days from the date of this prospectus.

Rule 144

In general, non-affiliate persons who have beneficially owned restricted shares of our common stock for at least six months, and any of our affiliates who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

•	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates (subject to certain exceptions);

•	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting. Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately                  shares immediately after the completion of this offering based on the number of shares outstanding as of March 31, 2018; or

•

the average weekly trading volume of our common stock on the stock exchange on which our shares are listed during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, all such shares are subject to lock-up agreements as described below and in the section titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options issued or issuable and common stock issuable under our stock plans. We expect to file the registration statement covering shares offered pursuant to our stock plans shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.

Registration Rights

Upon the closing of this offering, the holders of 321,723,164 shares of our common stock, including common stock issuable upon the conversion of our preferred stock, or their transferees, and common stock issuable upon the exercise of outstanding warrants, will be entitled to specified rights with respect to the registration of their registrable shares under the Securities Act, subject to certain limitations and the expiration, waiver or termination of the lock-up agreements. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration. See “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, and does not deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Internal Revenue Code of 1986, as amended (or the Code), such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, corporations organized outside of the United States, any state thereof or the District of Columbia that are nonetheless treated as United States income taxpayers for United States federal tax purposes, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy, persons who acquire our common stock through the exercise of an option or otherwise as compensation, persons subject to the alternative minimum tax or federal Medicare contribution tax on net investment income, persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an “applicable financial statement” (as defined in the Code), partnerships and other pass-through entities or arrangements, and investors in such pass-through entities or arrangements. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income, estate and other tax consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local or foreign tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that is neither a U.S. Holder, nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation). A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Distributions

Distributions, if any, made on our common stock to a Non-U.S. Holder to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to the discussion below regarding effectively connected income and foreign accounts. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN (in the case of individuals) or IRS Form W-8BEN-E (in the case of entities), or other appropriate form, including a U.S. taxpayer identification number, or in certain circumstances, a foreign tax identifying number, and certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty and you do not timely file the required certification, you may be able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular graduated rates applicable to U.S. residents. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce the Non-U.S. Holder’s adjusted basis in our common stock, but not below zero, and then will be treated as gain to the extent of any excess, and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that such holder maintains in the United States), (b) the Non-U.S. Holder is a

nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met or (c) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period. In general, we would be a U.S. real property holding corporation if interests in U.S. real estate comprise (by fair market value) at least half of our business assets. We believe that we have not been and we are not, and do not anticipate becoming, a U.S. real property holding corporation. Even if we are treated as a U.S. real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than five percent of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market. If any gain on your disposition is taxable because we are a United States real property holding corporation and your ownership of our common stock exceeds 5%, you will be taxed on such disposition generally in the manner applicable to U.S. persons.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Gain described in (b) above will be subject to U.S. federal income tax at a flat 30% rate or such lower rate as may be specified by an applicable income tax treaty, which gain may be offset by certain U.S.-source capital losses (even though you are not considered a resident of the U.S.), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting Requirements and Backup Withholding

Generally, we must report information to the IRS with respect to any dividends we pay on our common stock (even if the payments are exempt from withholding), including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-ECI, or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or foreign, except that such information reporting and backup withholding requirements may be avoided if the holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the U.S. through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting and backup withholding purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the tax liability of persons subject to backup withholding, provided that the required information is timely furnished to the IRS.

Foreign Accounts

Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments, including dividends paid on and the gross proceeds of a disposition of our common stock paid to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FATCA also generally imposes a federal withholding tax of 30% on certain payments, including dividends paid on and the gross proceeds of a disposition of our common stock to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. An intergovernmental agreement between the United States and an applicable foreign country may modify those requirements. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Holders are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

The withholding provisions described above currently apply to payments of dividends, and will apply to payments of gross proceeds from a sale or other disposition of common stock on or after January 1, 2019.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW.

UNDERWRITING

Piper Jaffray & Co. is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of our common stock set forth opposite its name below.

Underwriters	Number of Shares
Piper Jaffray & Co.
William Blair & Company, L.L.C.
Canaccord Genuity LLC
BTIG, LLC
JMP Securities LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters have reserved up to                  shares of common stock, or approximately         % of the shares offered by this prospectus, for sale, at the initial offering price, to our directors, officers and current investors in a directed share program. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares that are not purchased under this program will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. Shares purchased by our directors and officers will be subject to the 180-day lock-up restriction described below in “—No Sales of Similar Securities.”

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act relating to losses or claims resulting from material misstatements in or omissions from this prospectus, the registration statement of which this prospectus is a part, certain free writing prospectuses that may be used in the offering and in any marketing materials used in connection with this offering and to contribute to payments the underwriters may be required to make in respect of those liabilities.

Discounts and Commissions

The representative has advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                per share. After a bona fide offering of the shares of our common stock at the initial public offering price, the public offering price, concession or any other term of this offering may be changed. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public Offering Price	$	$	$
Underwriting Discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discount and commissions, are approximately $                 million. We have also agreed to reimburse the underwriters for certain of their expenses in an amount not to exceed $                 as set forth in the underwriting agreement.

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares, described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less the underwriting discount and commissions. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the table above bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

No Sales of Similar Securities

We, our executive officers and directors and all of our other stockholders have agreed not to sell or transfer any shares of our common stock or securities convertible into, exchangeable or exercisable for, or that represent the right to receive shares of our common stock, for 180 days after the date of the prospectus used to sell our common stock without first obtaining the written consent of Piper Jaffray & Co. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, announce the intention to sell, sell or contract to sell any shares of our common stock;

•	sell any option or contract to purchase any shares of our common stock;

•	purchase any option or contract to sell any shares of our common stock;

•	grant any option, right or warrant to purchase any shares of our common stock;

•	make any short sale or otherwise transfer or dispose of any shares of our common stock;

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any shares of our common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise

•	make demand for or exercise any right with respect to the registration statement of our common stock; or

•	publicly announce the intention to do any of the foregoing.

Listing

We have applied to list our common stock on the Nasdaq Global Market under the symbol “STIM.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by Nasdaq.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the representative. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representative believes to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations and the prospects for, and timing of, our future net sales;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing shares of our common stock. However, the underwriters may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of our common stock made by the underwriters in the open market prior to the closing of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, one or more of the underwriters may facilitate internet distribution for this offering to certain of their Internet subscription customers. Any such underwriter may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the internet websites maintained by any such underwriter. Other than the prospectus in electronic format, the information on the websites of any such underwriter is not part of this prospectus.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters or their affiliates may in the future engage in investment banking and other commercial dealings with us or our affiliates in the ordinary course of business, for which they may receive customary fees and commissions.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each being referred to as a Relevant Member State, an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Canada

The common stock may be sold only to purchasers purchasing as principal that are both “accredited investors” as defined in National Instrument 45-106 Prospectus and Registration Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from the prospectus requirements and in compliance with the registration requirements of applicable securities laws.

Hong Kong

The common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies

Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:

(i) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(ii) where no consideration is or will be given for the transfer; or

(iii) where the transfer is by operation of law.

Switzerland

The common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of common stock.

United Arab Emirates

This offering has not been approved or licensed by the Central Bank of the United Arab Emirates, or the UAE, Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority, or the DFSA, a regulatory authority of the Dubai International Financial Centre, or the DIFC. The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The shares of common stock may not be offered to the public in the UAE and/or any of the free zones.

The shares of common stock may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

France

This prospectus (including any amendment, supplement or replacement thereto) is not being distributed in the context of a public offering in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier).

This prospectus has not been and will not be submitted to the French Autorité des marchés financiers, or the AMF, for approval in France and accordingly may not and will not be distributed to the public in France.

Pursuant to Article 211-3 of the AMF General Regulation, French residents are hereby informed that:

1. the transaction does not require a prospectus to be submitted for approval to the AMF;

2. persons or entities referred to in Point 2°, Section II of Article L. 411-2 of the Monetary and Financial Code may take part in the transaction solely for their own account, as provided in Articles D. 411-1, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the Monetary and Financial Code; and

3. the financial instruments thus acquired cannot be distributed directly or indirectly to the public otherwise than in accordance with Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the Monetary and Financial Code.

This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients of this prospectus. This prospectus has been distributed on the understanding that such recipients will only participate in the issue or sale of our common stock for their own account and undertake not to transfer, directly or indirectly, our common stock to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Cooley LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Latham & Watkins, LLP.

EXPERTS

The audited financial statements of Neuronetics, Inc. as of December 31, 2016 and 2017, and for the years then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to our company and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.neurostar.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

NEURONETICS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Neuronetics, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Neuronetics, Inc. (the Company) as of December 31, 2016 and 2017, the related statements of operations, changes in convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2003.

Philadelphia, Pennsylvania

March 16, 2018

NEURONETICS, INC.

Balance Sheets

(In thousands, except per share data)

	December 31,
	2016	2017
Assets

Current assets:
Cash and cash equivalents	$17,040	$29,147
Accounts receivable, net	3,577	4,267
Inventory	1,696	2,468
Prepaid expenses and other current assets	607	1,123

Total current assets	22,920	37,005

Property and equipment, net	1,628	1,359
Other assets	250	574

Total Assets	$24,798	$38,938

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit

Current liabilities:
Accounts payable	$1,483	$2,513
Accrued expenses	6,034	7,511
Deferred revenue	1,330	1,970
Current portion of long-term debt, net	4,491	—

Total current liabilities	13,338	11,994

Long-term debt, net	15,647	29,556
Deferred revenue	—	2,275
Convertible preferred stock warrant liability	459	478
Deferred rent	167	151

Total Liabilities	29,611	44,454

Commitments (Note 15)
Convertible preferred stock, $0.01 par value: 308,593 shares authorized, issuable in series; 264,374 and 304,958 shares issued and outstanding at December 31, 2016 and 2017, respectively; aggregate liquidation value of $ 108,324 at December 31, 2017	172,311	187,136

Stockholders’ deficit:
Preferred stock, $0.01 par value: no shares authorized, issued or outstanding at December 31, 2016 and 2017	—	—
Common stock, $0.01 par value: 407,024 shares authorized; 5,434 and 6,713 shares issued and outstanding at December 31, 2016 and 2017, respectively	54	67
Additional paid-in capital	3,709	4,227
Accumulated deficit	(180,887)	(196,946)

Total Stockholder’s Deficit	(177,124)	(192,652)

Total Liabilities, Convertible Preferred Stock and Stockholders’ Deficit	$24,798	$38,938

The accompanying notes are an integral part of these financial statements.

NEURONETICS, INC.

Statements of Operations

(In thousands, except per share data)

	Years ended December 31,
	2016	2017
Revenues	$34,228	$40,433
Cost of revenues	6,622	9,632

Gross Profit	27,606	30,801

Operating expenses:
Sales and marketing	21,794	27,900
General and administrative	6,926	8,572
Research and development	8,223	7,937

Total operating expenses	36,943	44,409

Loss from Operations	(9,337)	(13,608)

Other (income) expense:
Interest expense	1,835	2,808
Other (income) expense, net	62	(357)

Net Loss	$(11,234)	$(16,059)

Net loss per share of common stock outstanding, basic and diluted	$(2.65)	$(2.97)

Weighted-average common shares outstanding, basic and diluted	4,246	5,401

Pro forma net loss per share of common stock outstanding, basic and diluted (unaudited)		$(0.05)

Pro forma weighted-average common shares outstanding, basic and diluted (unaudited)		307,288

The accompanying notes are an integral part of these financial statements.

NEURONETICS, INC.

Statements of Changes in Convertible Preferred Stock and Stockholders’ Deficit

(In thousands)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2015	264,374	$172,311	3,661	$37	$3,498	$(169,653)	$(166,118)
Issuance of restricted stock awards	—	—	1,227	12	(12)	—	—
Exercises of stock options	—	—	546	5	62	—	67
Share-based compensation expense	—	—	—	—	161	—	161
Net loss	—	—	—	—	—	(11,234)	(11,234)

Balance at December 31, 2016	264,374	172,311	5,434	54	3,709	(180,887)	(177,124)

Issuance of Series G convertible preferred stock, net of issuance costs of $175	40,584	14,825	—	—	—	—	—
Issuance of restricted stock awards	—	—	317	3	(3)	—	—
Exercises of stock options	—	—	962	10	25	—	35
Share-based compensation expense	—	—	—	—	496	—	496
Net loss	—	—	—	—	—	(16,059)	(16,059)

Balance at December 31, 2017	304,958	$187,136	6,713	$67	$4,227	$(196,946)	$(192,652)

The accompanying notes are an integral part of these financial statements.

NEURONETICS, INC.

Statements of Cash Flows

(In thousands)

	Years ended December 31,
	2016	2017
Cash Flows from Operating Activities:
Net loss	$(11,234)	$(16,059)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	673	596
Share-based compensation	161	496
Non-cash interest expense	391	722
Change in fair value of convertible preferred stock warrant liability	108	(271)
Cost of rental units purchased by customers	15	216
Changes in certain assets and liabilities:
Accounts receivable, net	(123)	(690)
Inventory	(646)	(1,068)
Prepaid expenses and other assets	(156)	(175)
Accounts payable	734	788
Accrued expenses	1,201	1,391
Deferred revenue	363	2,915
Deferred rent	(28)	(5)

Net Cash Used in Operating Activities	(8,541)	(11,144)

Cash Flows from Investing Activities:
Purchases of property and equipment and capitalized software	(324)	(594)

Net Cash Used in Investing Activities	(324)	(594)

Cash Flows from Financing Activities:
Proceeds from issuance of Series G convertible preferred stock, net	—	14,825
Borrowings under credit facilities	5,000	10,000
Payments of debt issuance costs	(171)	(1,015)
Proceeds from exercises of stock options	67	35

Net Cash Provided by Financing Activities	4,896	23,845

Net (Decrease) Increase in Cash and Cash Equivalents	(3,969)	12,107
Cash and Cash Equivalents, Beginning of Year	21,009	17,040

Cash and Cash Equivalents, End of Year	$17,040	$29,147

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,406	$2,043
Transfer of inventory to property and equipment	$(531)	$(296)
Supplemental disclosure of non-cash financing activities:
Allocation of proceeds from debt financing to convertible preferred stock warrant liability	$135	$290
Deferred initial public offering costs included in accounts payable and accrued expenses	$—	$55

The accompanying notes are an integral part of these financial statements.

NEURONETICS, INC.

Notes to Financial Statements

1.	DESCRIPTION OF BUSINESS

Neuronetics, Inc., or the Company, is a commercial stage medical technology company focused on designing, developing and marketing products that improve the quality of life for patients who suffer from psychiatric disorders. The Company’s first commercial product, the NeuroStar Advanced Therapy System, is a non-invasive and non-systemic office-based treatment that uses transcranial magnetic stimulation, or TMS, to create a pulsed, MRI-strength magnetic field that induces electrical currents designed to stimulate specific areas of the brain associated with mood. The system was cleared in 2008 by the United States Food and Drug Administration (FDA) to treat adult patients with major depressive disorder, or MDD, that have failed to achieve satisfactory improvement from prior antidepressant medication in the current episode. The Company intends to continue to pursue development of its NeuroStar Advanced Therapy for additional indications.

Liquidity

As of December 31, 2017, the Company had cash and cash equivalents of $29.1 million and an accumulated deficit of $196.9 million. The Company has incurred negative cash flows from operating activities of $8.5 million and $11.1 million for the years ended December 31, 2016 and 2017, respectively. The Company has incurred operating losses since its inception, and management anticipates that its operating losses will continue in the near term as the Company seeks to expand its sales and marketing initiatives to support its growth into existing and new markets and invest in additional research and development activities. The Company’s primary sources of capital to date have been from private placements of its convertible preferred securities, borrowings under its credit facilities and sales of its products. As of December 31, 2017, the Company had $30.0 million of borrowings outstanding under its credit facility, which matures March 2022 and has $5.0 million of additional availability, subject to the achievement of $45.0 million of trailing twelve month revenues in 2018. Management believes that the Company’s cash and cash equivalents as of December 31, 2017, sales of its products and availability of borrowing under its credit facility are sufficient to fund the Company’s operations at least into the second half of calendar year 2019.

Risks and Uncertainties

The Company’s ability to implement its business strategy is subject to numerous risks and uncertainties, including, but not limited to: uncertainty in the Company’s ability to generate sufficient revenues from the commercialization of its products to achieve or sustain profitability; the need to raise additional capital to fund the Company’s existing commercial operations, development and commercialization of new products and expansion of its operations; uncertainty with regard to competitors’ development of competing products and technologies; uncertainty with regard to adoption and use of TMS therapy by physicians and patients; comprehensive government regulation and oversight both in the United States and abroad; reliance on coverage and reimbursement from third-party payers for treatments using the Company’s products; the Company has limited experience in marketing and selling its products; and the Company relies significantly on technology to deliver treatments with its products.

2.	BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the Accounting Standards Codification (ASC) and Accounting Standards Updates (ASU) promulgated by the Financial Accounting Standards Board (FASB).

NEURONETICS, INC.

Notes to Financial Statements—(Continued)

Use of Estimates

The preparation of financial statements in accordance with GAAP and the rules and regulations of the United States Securities and Exchange Commission (SEC) requires the use of estimates and assumptions, based on judgments considered reasonable, which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and assumptions on historical experience, known trends and events and various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Although management believes its estimates and assumptions are reasonable when made, they are based upon information available at the time they are made. Management evaluates the estimates and assumptions on an ongoing basis and, if necessary, makes adjustments. Due to the risks and uncertainties involved in the Company’s business and evolving market conditions, and given the subjective element of the estimates and assumptions made, actual results may differ from estimated results. The most significant estimates and judgments impact share-based compensation, convertible preferred stock warrants, product warranty accruals and the net realizable value of inventory.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2016 and 2017, cash equivalents consisted of money market funds.

Concentrations of Credit Risk

The Company’s cash is held on deposit in demand accounts at a large financial institution in amounts in excess of the Federal Deposit Insurance Corporation, or FDIC, insurance coverage limit of $250,000 per depositor, per FDIC-insured bank, per ownership category. Management has reviewed the financial statements of this institution and believes it has sufficient assets and liquidity to conduct its operations in the ordinary course of business with little or no credit risk to the Company.

Financial instruments that potentially subject the Company to concentrations of credit risk principally consist of cash equivalents and accounts receivable. The Company limits its credit risk associated with cash equivalents by placing investments in highly-rated money market funds. The Company limits its credit risk with respect to accounts receivable by performing credit evaluations when deemed necessary, but it does not require collateral to secure amounts owed by its customers.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from amounts deemed to be uncollectible from its customers. These allowances are for specific amounts on certain customer accounts based on facts and circumstances determined on a case-by-case basis.

Inventory

Inventory is stated at the lower of cost and net realizable value, with cost being determined on a first in, first out basis. The Company’s inventory is primarily comprised of finished goods.

NEURONETICS, INC.

Notes to Financial Statements—(Continued)

Property and Equipment

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred and costs of improvements and renewals are capitalized. Depreciation and amortization are recognized using the straight-line method based on the estimated useful lives of the related assets. The Company uses an estimated useful life of three years for computers and software, five years for laboratory and office equipment, six years for devices in the rental agreement program and the lesser of five years or the remaining life of the underlying facility lease for leasehold improvements.

Software development costs relating to assets to be sold in the normal course of business are included in research and development and are expensed as incurred until technological feasibility is established. After technological feasibility is established, material software development costs are capitalized. As of December 31, 2017, the Company had capitalized software costs of $0.4 million which are included in “Other assets” on the balance sheet.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, are tested for impairment when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Impairment testing requires management to estimate the future net undiscounted cash flows of an asset using assumptions believed to be reasonable. Actual cash flows may differ from the estimates used in the impairment testing. If such assets are considered to be impaired, the Company recognizes an impairment loss when and to the extent that the estimated fair value of an asset is less than its carrying value. The Company has not recorded any impairment of its long-lived assets.

Warrant Liability

The Company’s current and previous credit facilities require the issuance of warrants to purchase the Company’s convertible preferred stock at the date of borrowing. Because the convertible preferred stock warrants are a form of a contingently redeemable instrument, they are classified as liabilities on the Company’s balance sheet. At the date of borrowing, the Company bifurcates the estimated fair value of the convertible preferred stock warrants from the proceeds from borrowing, resulting in the recognition of a debt discount, and records a warrant liability on its balance sheet. This warrant liability is revalued at each reporting period, with changes in fair value recorded in the Company’s statement of operations as a component of other income or expense. The warrants will continue to be revalued at each reporting period until such time as they are exercised, expire, are reclassified to permanent equity or are otherwise settled. The valuation of the warrant liability is based upon estimates of the fair value of the underlying convertible preferred stock and the related volatility and expected term for an illiquid instrument, which could vary significantly from period to period.

Immediately prior to the closing of an initial public offering in which all of the Company’s outstanding convertible preferred stock converts to common stock, all of the Company’s outstanding convertible preferred stock warrants will automatically convert into common stock warrants. At such time, the warrant liability will be remeasured at its estimated fair value and reclassified to additional paid-in capital on the Company’s balance sheet. Upon reclassification into equity, the Company will cease mark-to-market accounting activities.

NEURONETICS, INC.

Notes to Financial Statements—(Continued)

Deferred Debt Issuance Costs

The Company capitalizes direct costs incurred to obtain debt financing and amortizes these costs to interest expense over the term of the debt using the effective interest method. These costs are recorded as a debt discount and the unamortized costs are netted against the related debt on the Company’s balance sheet.

Revenue Recognition

Revenue is recognized when title and risk of ownership has been transferred, provided that persuasive evidence of an arrangement exists, the price is fixed and determinable and collectability is reasonably assured. Transfer of title and risk of ownership occurs when the product is shipped or transferred to the customer. The Company sells to end users in the United States and to third-party distributors outside the United States and does not provide return rights. Sales to distributors outside the United States are in U.S. dollars.

The Company generates revenue from sales of NeuroStar Advanced Therapy Systems and treatment sessions. NeuroStar Advanced Therapy System revenue consists primarily of a capital component, including updates to the equipment, attributable to the initial sale of the NeuroStar system unit. NeuroStar Advanced Therapy Systems can be purchased outright or on a rent-to-own basis by certain customers. Treatment session revenue primarily includes sales of NeuroStar treatment sessions and SenStar treatment links. The NeuroStar treatment sessions are access codes delivered electronically in the United States. The SenStar treatment links are disposable units containing single-use access codes that are sold and used outside the United States. Access codes are purchased separately by customers, primarily on an as-needed basis, and are required by the NeuroStar Advanced Therapy System in order to deliver the treatment sessions.

The Company’s NeuroStar Advanced Therapy System sales in the United States typically have post-sale obligations of installation and training. These obligations are fulfilled after product shipment, and the Company defers recognizing revenue until installation occurs. In accordance with the accounting guidance related to multiple element arrangements, the Company defers the fair value attributable to the post-shipment training and recognizes such revenue when the obligation is fulfilled. The Company bases the fair value of the training using stand-alone service rates. The Company’s sales to its third-party distributors outside the United States do not have these post-sale obligations. The Company’s treatment sessions have no post-sale obligations and no return rights. Revenues on the sales of treatment sessions are recognized upon delivery. Revenue related to operating leases for the Company’s NeuroStar Advanced Therapy System is recognized over the term of the lease. Revenue attributable to the NeuroStar Advanced Therapy Systems purchased on a rent-to-own basis are accounted for as operating leases and revenue is recognized on a straight-line basis over the term of the lease.

The Company provides a one to two-year warranty for systems sold in the United States. Terms of product warranty differ amongst its third-party distributors outside the United States, but are generally three years or less. The Company provides for the estimated cost to repair or replace products under any warranty at the time of sale. The Company also offers its customers in the United States annual service contracts. Revenue from the sale of annual service contracts is recognized on a straight-line basis over the period of the applicable contract. The Company also earns revenue from customers from services outside of their warranty term or annual service contracts. Such service revenue is recognized as the services are provided.

NEURONETICS, INC.

Notes to Financial Statements—(Continued)

Research and Development Expenses

Research and development activities are expensed as incurred. Costs incurred in obtaining technology licenses are charged immediately to research and development expense if the technology licensed has not reached technological feasibility and has no alternative future uses.

Share-based Compensation

The Company recognizes the grant-date fair value of share-based awards issued as compensation as expense on a straight-line basis over the requisite service period, which is generally the vesting period of the award. To date, the Company has not issued awards where vesting is subject to performance or market conditions. The fair value of restricted stock awards is based on a determination by the board of directors of the estimated fair value of the common stock at the date of grant. The fair value of stock options is estimated at the time of grant using the Black-Scholes option pricing model, which requires the use of inputs and assumptions such as the estimated fair value of the underlying common stock, exercise price of the option, expected term, risk-free interest rate, expected volatility and dividend yield, the most critical of which is the estimated fair value of the Company’s common stock.

The estimated fair value of each grant of stock options awarded during the years ended December 31, 2016 and 2017 was determined using the following methods and assumptions:

•

Estimated Fair Value of Common Stock.    As the Company’s common stock has not historically been publicly traded, its board of directors periodically estimated the fair value of the Company’s common stock considering, among other things, contemporaneous valuations of its preferred and common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

•

Expected Term.    Due to the lack of a public market for the trading of the Company’s common stock and the lack of sufficient company-specific historical data, the expected term of employee stock options is determined using the “simplified” method, as prescribed in SEC Staff Accounting Bulletin (SAB) No. 107 (SAB 107), whereby the expected life equals the arithmetic average of the vesting term and the original contractual term of the option. The expected term of nonemployee stock options is equal to the contractual term.

•

Risk-free Interest Rate.    The risk-free interest rate is based on the interest rate payable on United States Treasury securities in effect at the time of grant for a period that is commensurate with the assumed expected term.

•

Expected Volatility.    The expected volatility is based on historical volatilities of peer companies within the Company’s industry which were commensurate with the expected term assumption, as described in SAB 107.

•	Dividend Yield. The dividend yield is 0% because the Company has never paid, and for the foreseeable future does not expect to pay, a dividend on its common stock.

The inputs and assumptions used to estimate the fair value of share-based payment awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different inputs and assumptions, the Company’s share-based compensation expense could be materially different for future awards.

NEURONETICS, INC.

Notes to Financial Statements—(Continued)

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is recorded to the extent it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Unrecognized income tax benefits represent income tax positions taken on income tax returns that have not been recognized in the Company’s financial statements. The Company recognizes the benefit of an income tax position only if it is more likely than not that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit is recognized. The tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Accrued interest and related penalties are classified as income tax expense in the Company’s statements of operations, if applicable.

As of December 31, 2016 and 2017, the Company had deferred tax assets of $63.4 million and $47.3 million, respectively; these deferred tax assets are primarily attributable to federal and state net operating loss carryforwards. Although the loss carryforwards are available to offset future taxable income, they will begin to expire in 2020 for state and 2023 for federal. In addition, prior ownership changes may create a limitation in the Company’s ability to use the net operating loss carryforwards for federal and state income tax purposes. These loss carryforwards have been fully offset by a valuation allowance because management does not consider realization of these deferred tax assets to be more likely than not.

Corporate tax reform was enacted on December 22, 2017 and is effective for the Company for year ended December 31, 2017. The provisions of the corporate tax reform did not have any impact to the Company due to the full valuation allowance position. As a result of the reduced corporate rate, the Company’s deferred tax assets were revalued from 34% to 21%, which was fully offset by a reduction in the valuation allowance. In connection with the corporate tax reform, the Medical Device Tax was suspended for another two years.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

JOBS Act Accounting Election

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

NEURONETICS, INC.

Notes to Financial Statements—(Continued)

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (Topic 606), regarding the accounting for and disclosures of revenue recognition, with an effective date for public companies of annual and interim periods beginning after December 15, 2016. In July 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” which deferred the effective date of the previously issued revenue recognition guidance by one year. This guidance will be effective for public companies for annual and interim periods beginning after December 15, 2017. For all other entities, including emerging growth companies, this standard is effective for annual reporting periods beginning after December 15, 2018, and interim periods with annual periods beginning after December 15, 2019. Early adoption is permitted. This update provides a single comprehensive model for accounting for revenue from contracts with customers. The model requires that revenue recognized reflect the actual consideration to which the entity expects to be entitled in exchange for the goods or services defined in the contract, including in situations with multiple performance obligations. In April 2016 and May 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing” and ASU 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients,” respectively. Both of these updates provide improvements and clarification to the previously issued revenue recognition guidance. The new standard can be adopted using one of two methods: the full retrospective method, which requires the standard to be applied to each prior period presented, or the modified retrospective method, which requires the cumulative effect of adoption to be recognized as an adjustment to opening retained earnings in the period of adoption. The new standard will result in additional revenue-related disclosures in the notes to the Company’s financial statements. The majority of the Company’s revenue relates to the sales of NeuroStar Advanced Therapy Systems and treatment sessions to various customers. The Company is still analyzing the impact of ASU 2014-09 on its financial statements and disclosures. The Company is also continuing to evaluate the impact on certain less significant revenue streams. In addition, the new standard will require changes to the Company’s processes and controls to support additional disclosures, and the Company is in the process of identifying and designing such changes to processes and controls to ensure readiness.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), with guidance regarding the accounting for and disclosure of leases. The update requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet. This update also requires lessees and lessors to disclose key information about their leasing transactions. This guidance will be effective for public companies for annual and interim periods beginning after December 15, 2018. For all other entities, including emerging growth companies, this standard is effective for annual reporting periods beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the effect that this guidance will have on its financial statements and related disclosures. The Company expects the implementation of this standard to have an impact on its financial statements and related disclosures as its aggregate future minimum lease payments were $1.7 million as of December 31, 2017 under its current non-cancelable office lease with an expiration date in 2021. The Company anticipates recognition on its balance sheet of an additional asset and corresponding liability related to this lease.

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): “Improvements to Employee Share-Based Payment Accounting,” with guidance regarding the simplification of accounting for share-based payment award transactions. The update changes the accounting for such areas as the accounting and cash flow classification for excess tax benefits and deficiencies; forfeitures; and tax withholding requirements and cash flow classification. This guidance

NEURONETICS, INC.

Notes to Financial Statements—(Continued)

was effective for public companies for annual and interim periods beginning after December 15, 2016. The Company adopted the new guidance effective January 1, 2017, and it did not have a material effect on its financial statements.

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): “Scope of Modification Accounting,” which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. This guidance will be effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, with early adoption permitted. The amendments in this ASU should be applied prospectively to an award modified on or after the adoption date. The Company will adopt the new guidance effective January 1, 2018, and it is not expected to have a material effect on its financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): “Classification of Certain Cash Receipts and Cash Payments,” with guidance intended to reduce the diversity in practice regarding how certain cash receipts and cash payments are presented and classified within the statement of cash flows. The update addresses eight specific cash flow issues including: debt prepayment or debt extinguishment costs; the settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies or bank-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. This guidance will be effective for public companies for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company will adopt the new guidance effective January 1, 2018, and it is not expected to have a material effect on its financial statements.

5.	FAIR VALUE MEASUREMENT AND FINANCIAL INSTRUMENTS

The carrying values of cash equivalents, accounts receivable, prepaids and other current assets, and accounts payable on the Company’s balance sheets approximated their fair values as of December 31, 2016 and 2017 due to their short-term nature. The carrying values of the Company’s current and previous credit facilities approximated their fair values as of December 31, 2016 and 2017 due to their variable interest rates.

Certain of the Company’s financial instruments are measured at fair value using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1:	Inputs are quoted prices for identical instruments in active markets.

Level 2:	Inputs are quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3:	Inputs are unobservable and reflect the Company’s own assumptions, based on the best information available, including the Company’s own data.

NEURONETICS, INC.

Notes to Financial Statements—(Continued)

The following tables set forth the carrying amounts and fair values of the Company’s financial instruments as of December 31, 2016 and 2017 (in thousands):

	December 31, 2016
			Fair Value Measurement Based on
	Carrying Amount	Fair Value	Quoted Prices In Active Markets (Level 1)	Significant other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money market funds (cash equivalents)	$16,375	$16,375	$16,375	$—	$—

Liabilities
Convertible preferred stock warrant liability	$459	$459	$—	$—	$459

	December 31, 2017
			Fair Value Measurement Based on
	Carrying Amount	Fair Value	Quoted Prices In Active Markets (Level 1)	Significant other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money market funds (cash equivalents)	$11,149	$11,149	$11,149	$—	$—

Liabilities
Convertible preferred stock warrant liability	$478	$478	$—	$—	$478

Significant changes in the estimated fair value of the Company’s convertible preferred stock will significantly impact the valuation of the convertible preferred stock warrant liability. The fair value of the convertible preferred stock warrant liability was estimated using the Black-Scholes option pricing model and the following inputs and assumptions as of December 31, 2016 and 2017:

	December 31,
	2016		2017
	Series E	Series F	Series E	Series F
Estimated fair value of convertible preferred stock	$0.52	$0.51	$0.33	$0.38
Exercise price	$0.6746	$0.3356	$0.6746	$0.3356
Remaining term (in years)	6.0	4.1-6.7	5.0	3.1-7.0
Risk-free interest rate	2.1%	1.7%-2.2%	2.2%	2.0%-2.3%
Expected volatility	39%	38%-40%	43%	43%-44%
Dividend yield	0%	0%	0%	0%

NEURONETICS, INC.

Notes to Financial Statements—(Continued)

The following table presents the changes in Level 3 instruments measured on a recurring basis for the years ended December 31, 2016 and 2017 (in thousands):

Balance at December 31, 2015	$216
Issuance of warrants	135
Change in fair value	108

Balance at December 31, 2016	459

Issuance of warrants	290
Change in fair value	(271)

Balance at December 31, 2017	$478

6.	ACCOUNTS RECEIVABLE

The following table presents the composition of accounts receivable, net as of December 31, 2016 and 2017 (in thousands):

	December 31,
	2016	2017
Gross accounts receivable—trade	$3,920	$4,684
Less: Allowances for doubtful accounts	(343)	(417)

Accounts receivable, net	$3,577	$4,267

Bad debt expense was $0.1 million for each of the years ended December 31, 2016 and 2017. The following table presents a rollforward of the allowance for doubtful accounts (in thousands):

	Balance at Beginning of Period	Bad Debt Expense Recognized	Write-offs of Uncollectible Balances	Balance at End of Period
Year ended December 31, 2016	$(274)	(75)	6	$(343)
Year ended December 31, 2017	$(343)	(116)	42	$(417)

7.	PROPERTY AND EQUIPMENT

The following table presents the composition of property and equipment, net as of December 31, 2016 and 2017 (in thousands):

	December 31,
	2016	2017
Laboratory equipment	$150	$150
Office equipment	542	487
Computer equipment and software	431	680
Manufacturing equipment	273	273
Leasehold improvements	153	153
Rental equipment	1,743	1,447

Property and equipment, gross	3,292	3,190
Less: Accumulated depreciation	(1,664)	(1,831)

Property and equipment, net	$1,628	$1,359

NEURONETICS, INC.

Notes to Financial Statements—(Continued)

Depreciation expense was $0.7 million and $0.6 million for the years ended December 31, 2016 and 2017, respectively.

8.	ACCRUED EXPENSES

The following table presents the composition of accrued expenses as of December 31, 2016 and 2017 (in thousands):

	December 31,
	2016	2017
Compensation and related benefits	$3,361	$4,465
Consulting and professional fees	453	461
Research and development expenses	751	497
Sales and marketing expenses	455	620
Warranty	184	570
Sales tax payable	308	322
Interest payable	146	188
Other	376	388

Accrued expenses	$6,034	$7,511

9.	DEBT

The following table presents the composition of debt as of December 31, 2016 and 2017 (in thousands):

	December 31,
	2016	2017
Outstanding principal	$20,000	$30,000
Accrued final payment fees	682	940
Less debt discounts	(544)	(1,384)

Total long-term debt, net	20,138	29,556

Less current portion of long-term debt, net	(4,491)	—

Long-term debt, net	$15,647	$29,556

Current $35.0 Million Credit Facility

In March 2017, the Company entered into a new loan and security agreement with Oxford Finance LLC, or Oxford, for a credit facility that replaced its previous $25.0 million credit facility with Oxford and which allows it to borrow up to $35.0 million in three tranches of term loans: a Term A Loan in the amount of $25.0 million, which was drawn down immediately upon closing in March 2017, a Term B Loan in the amount of $5.0 million, which was drawn down in December 2017, and a Term C Loan in the amount of $5.0 million, which will become available to the Company upon the achievement of $45.0 million of trailing twelve month revenues in 2018. Each term loan accrues interest from the date of borrowing through the date of repayment at a floating per annum rate of interest, which resets monthly and is equal to the greater of 8.15% or the 30 day U.S. LIBOR rate on the last business day of the month plus 7.38%. The Company is also required to issue to Oxford at the date of each borrowing warrants to purchase its Series F or later series of convertible preferred stock or, if it is a public company at the date

NEURONETICS, INC.

Notes to Financial Statements—(Continued)

of borrowing, warrants to purchase its common stock, with a seven year term and in an amount equal to 3.95% of the first $5.0 million of each tranche borrowed. The credit facility matures and all amounts borrowed thereunder are due on March 1, 2022. As of December 31, 2017, the Company had borrowed and had outstanding an aggregate of $30.0 million of principal under the credit facility.

The Term A Loan features an interest-only period through March 2019, during which time the Company is required to make monthly interest payments, after which time the Company is required to make monthly payments of principal and interest based on a 36-month amortization schedule. However, if $45.0 million of trailing twelve month revenues is achieved in 2018, the interest-only period can be extended for an additional 12 months through March 2020 and the amortization period then becomes 24 months. In connection with the drawdown of the Term A Loan, the Company issued to the lender warrants to purchase 588,498 shares of its Series F convertible preferred stock, which have an exercise price of $0.3356 per share and which expire in March 2024.

The Term B Loan features an interest-only period through March 2019, during which time the Company is required to make monthly interest payments, after which time the Company is required to make monthly payments of principal and interest based on a 36-month amortization schedule. However, if $45.0 million of trailing twelve month revenues is achieved in 2018, then the interest-only period can be extended for an additional 12 months through March 2020 and the amortization period then becomes 24 months. In connection with the drawdown of the Term B Loan, the Company issued to the lender warrants to purchase 588,498 shares of its Series F convertible preferred stock, which have an exercise price of $0.3356 per share and which expire in December 2024.

In addition to principal and interest payments due under the credit facility, the Company is required to make final payment fees to the lender due upon the earlier of prepayment or maturity of each tranche, which are equal to 8%, 7% and 6.5% of the principal amounts of the Term A, Term B and Term C Loans, respectively, except that if the interest-only periods on the Term A and Term B Loans are extended then the final payment fees increase to 8.5%, 7.5% and 7% of the principal amounts of the Term A, Term B and Term C Loans, respectively. The Company accrues the estimated final payment fees using the effective interest rate, with a charge to non-cash interest expense, over the term of borrowing for each tranche. As of December 31, 2017, the effective interest rates for the Term A and Term B Loans were 10.7% and 11.6%, respectively. If the Company prepays its term loans prior to their respective scheduled maturities, it will also be required to make prepayment fees to the lender equal to 3% if prepaid on or before the first anniversary of funding, 2% if prepaid after the first and on or before the second anniversary of funding or 1% if prepaid after the second anniversary of funding of the principal amounts borrowed.

The Company’s obligations under the credit facility are secured by a first priority security interest in substantially all of its assets, other than its intellectual property. The Company has agreed not to pledge or otherwise encumber any of its intellectual property. The loan and security agreement related to the credit facility includes a financial maintenance covenant that requires the Company to achieve at least 75% of its trailing 12-month forecasted revenues, as measured each month in accordance with a forecast that the Company provided to Oxford upon signing the agreement and future forecasts that the Company is required to deliver to the lenders each year for the life of the credit facility, as well as customary affirmative and negative covenants. The Company was in compliance with all of the covenants under its credit facility as of December 31, 2017.

The loan and security agreement related to the credit facility contains events of default, including, without limitation, events of default upon: (i) failure to make payment pursuant to the terms of the

NEURONETICS, INC.

Notes to Financial Statements—(Continued)

agreement; (ii) violation of covenants; (iii) material adverse changes to the Company’s business; (iv) attachment or levy on the Company’s assets or judicial restraint on its business; (v) insolvency; (vi) significant judgments, orders or decrees for payments by the Company not covered by insurance; (vii) incorrectness of representations and warranties; (viii) incurrence of subordinated debt; (ix) revocation of governmental approvals necessary for the Company to conduct its business; and (x) failure by the Company to maintain a valid and perfected lien on the collateral securing the borrowing.

Based on a 36-month amortization of the outstanding principal amounts of the Term A and Term B Loans beginning on April 1, 2019 as discussed above, the following table sets forth by year the Company’s required future principal payments (in thousands):

Year:	Principal Payments
2018	$—
2019	7,500
2020	10,000
2021	10,000
2022	2,500

Total principal payments	$30,000

Previous $25.0 Million Credit Facility

Prior to March 2017, the Company had a $25.0 million credit facility in place with Oxford, which it entered into in February 2014 and which allowed it to borrow up to $25.0 million in three tranches of term loans: a Term A Loan in the amount of $15.0 million, a Term B Loan in the amount of $5.0 million and a Term C Loan in the amount of $5.0 million, which was never drawn down. Each term loan accrued interest at per annum rates ranging from 8.5% to 8.9%. This facility featured an interest-only period on all tranches through March 2017, and the Company was also required to issue convertible preferred stock warrants to the lender at the time of borrowing of each tranche.

In addition to principal and interest payments due under the previous $25.0 million credit facility, the Company was required to make final payment fees to the lender upon the earlier of prepayment or maturity and equal to 8.5% and 4.7% of the principal amounts of the Term A and Term B Loans, respectively. The Company accrued final payment fees using the effective interest rate, with a charge to non-cash interest expense, over the term of borrowing and until its entry into the current credit facility in March 2017, at which time the Company paid the lender $1.0 million in satisfaction of all final payment fee liabilities due under the prior credit facility. As of December 31, 2016, the effective interest rates for the previous Term A and Term B Loans were 10.4% and 11.6%, respectively.

Management evaluated whether the current credit facility entered into in March 2017 represented a debt modification or extinguishment in accordance with ASC 470-50, Debt—Modifications and Extinguishments. Upon determining that the change in cash flows between the previous and current credit facilities was not greater than 10%, management accounted for the transaction as a debt modification. As of March 2017, the unamortized balance of deferred debt issuance costs incurred in connection with the $25.0 million credit facility, and certain additional deferred debt issuance costs incurred in connection with entry into the current credit facility, are being amortized to interest expense through March 2022 utilizing the effective interest method.

NEURONETICS, INC.

Notes to Financial Statements—(Continued)

For the year ended December 31, 2016, the Company recognized interest expense of $1.8 million, of which $1.4 million was cash and $0.4 million was non-cash interest expense related to the amortization of deferred debt issuance costs and accrual of final payment fees. For the year ended December 31, 2017, the Company recognized interest expense of $2.8 million, of which $2.1 million was cash and $0.7 million was non-cash interest expense related to the amortization of deferred debt issuance costs and accrual of final payment fees.

10.	CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

Common Stock

In June 2017, the Company amended its certificate of incorporation to increase the number of shares of common stock, $0.01 par value per share, authorized for issuance from 341.9 million to 407.0 million shares, of which 6.7 million were issued and outstanding as of December 31, 2017. In addition, the Company is required to reserve and keep available out of its authorized but unissued shares of common stock a number of shares sufficient to effect the conversion into common stock of all outstanding shares of convertible preferred stock and convertible preferred stock warrants, convertible preferred stock warrants issuable upon borrowing the Term C Loan under the current $35.0 million credit facility and stock options granted and shares available for grant under its stock incentive plan.

The following table summarizes the total number of shares of the Company’s common stock issued and reserved for issuance as of December 31, 2017 (in thousands):

December 31, 2017
Shares of common stock issued	6,713
Shares of common stock reserved for issuance for:
Convertible preferred stock outstanding:
Series A-1	4,800
Series A-2(1)	26,038
Series B(2)	20,217
Series C(3)	30,807
Series D	49,426
Series E	44,471
Series F	102,334
Series G	40,584
Convertible preferred stock warrants outstanding:
Series E	402
Series F	2,644
Series F convertible preferred stock warrants issuable upon Term C Loan borrowing	588
Stock options outstanding	70,864
Shares available for grant under stock incentive plan	7,136

Total shares of common stock issued and reserved for issuance	407,024

(1)	Shares of Series A-2 convertible preferred stock convert to common stock at a ratio of 1.0257 shares of common stock per share of Series A-2 convertible preferred stock.
(2)	Shares of Series B convertible preferred stock convert to common stock at a ratio of 1.1892 shares of common stock per share of Series B convertible preferred stock.
(3)	Shares of Series C convertible preferred stock convert to common stock at a ratio of 1.4699 shares of common stock per share of Series C convertible preferred stock.

NEURONETICS, INC.

Notes to Financial Statements—(Continued)

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Subject to preferences that may apply to any outstanding preferred stock, holders of common stock are entitled to receive proportionally any dividends that the Company’s board of directors may declare out of funds legally available for that purpose on a non-cumulative basis. The Company has never paid, and for the foreseeable future does not expect to pay, a dividend on its common stock.

Convertible Preferred Stock

In June 2017, the Company amended its certificate of incorporation to increase the number of shares of convertible preferred stock, $0.01 par value per share, authorized for issuance from 266.8 million to 308.6 million shares, of which the Company has designated and issued Series A-1, Series A-2, Series B, Series C, Series D, Series E, Series F and Series G shares. Series A-1 through Series E shares of convertible preferred stock are referred to collectively as Junior Securities and are subordinate to shares of Series G and Series F shares of convertible preferred stock. In June 2017, the Company sold an aggregate of 40.6 million shares of its Series G convertible preferred stock in a private placement to certain of its existing investors, each taking their pro rata or super pro rata share of the placement, as well as a new investor, at a purchase price of $0.3696 per share and received aggregate net proceeds of $14.8 million. All of the Company’s convertible preferred stock is classified outside of stockholders’ deficit because the shares contain deemed liquidation rights that are a contingent redemption feature not solely within the control of the Company.

The following table summarizes the Company’s outstanding convertible preferred stock as of December 31, 2016 and 2017:

	Shares Authorized and Designated (in thousands)	Shares Issued and Outstanding (in thousands)	Carrying Value (in thousands)	Liquidation Value per Share	Liquidation Value (in thousands)
Series A-1	4,800	4,800	$900	$0.0617	$296
Series A-2	25,385	25,385	16,428	$0.2052	5,209
Series B	17,000	17,000	16,859	$0.3168	5,386
Series C	20,958	20,958	34,841	$0.5253	11,009
Series D	49,426	49,426	29,970	$0.2874	14,205
Series E	44,873	44,471	29,800	$0.5144	22,876
Series F	105,567	102,334	43,513	$0.3356	34,343

Balance at December 31, 2016	268,009	264,374	172,311		93,324

Series G	40,584	40,584	14,825	$0.3696	15,000

Balance at December 31, 2017	308,593	304,958	$187,136		$108,324

Conversion

Each share and series of convertible preferred stock is convertible into common stock at any time at the option of the holder thereof at the conversion price then in effect (each subject to adjustments upon the occurrence of certain dilutive events). At December 31, 2017, the conversion price for Series A-1, Series D, Series E, Series F and Series G shares was equal to the original issue price, resulting in a common stock conversion ratio of 1:1. At December 31, 2017, as a result of past anti-dilution

NEURONETICS, INC.

Notes to Financial Statements—(Continued)

adjustments, the conversion price for Series A-2, Series B and Series C shares was below the original issue price, resulting in common stock conversion ratios of 1:1.0257, 1:1.1892 and 1:1.4699, respectively.

All shares of each series of convertible preferred stock are convertible into common stock at the affirmative election of the holders of at least (i) 60% of the outstanding shares of convertible preferred stock, (ii) 60% of the outstanding Series E convertible preferred stock, (iii) 75% of the outstanding Series F convertible preferred stock and (iv) 55% of the outstanding Series G convertible preferred stock.

The Company may at any time require the conversion of all outstanding convertible preferred stock upon a qualified initial public offering of its common stock with a public offering price of at least $0.5544 per share and aggregate gross proceeds of at least $30.0 million.

Liquidation Preferences

In the event of a liquidation, dissolution or winding up of the Company, either voluntary or involuntary, or in the event of a deemed liquidation event, which includes a sale of the Company as defined in the Company’s certificate of incorporation, holders of Series G convertible preferred stock are entitled to receive, in preference to all other stockholders, an amount equal to their original investment amount plus any declared and unpaid dividends. If upon the occurrence of such event the assets and funds available for distribution are insufficient to pay such holders the full amount to which they are entitled, then the entire assets and funds legally available for distribution shall be distributed ratably among the holders of the Series G convertible preferred stock in proportion to the full amounts to which they would otherwise be entitled.

After payment in full of the liquidation preference of the Series G convertible preferred stock, holders of Series F convertible preferred stock are entitled to receive, in preference to all holders of Junior Securities and common stock, an amount equal to their original investment amount plus any declared and unpaid dividends. If upon the occurrence of such event the assets and funds available for distribution are insufficient to pay such holders the full amount to which they are entitled, then the entire remaining assets and funds legally available for distribution shall be distributed ratably among the holders of the Series F convertible preferred stock in proportion to the full amounts to which they would otherwise be entitled.

After payment in full of the liquidation preferences of the Series G and Series F convertible preferred stock, holders of Junior Securities are entitled to receive an amount equal to $59.2 million in the aggregate. If upon the occurrence of such event the assets and funds available for distribution are insufficient to pay such holders the full amount to which they are entitled, then the entire assets and funds legally available for distribution shall be distributed ratably among the holders of the Junior Securities in proportion to the full amounts to which they would otherwise be entitled.

After payment in full of the liquidation preferences of the Series G, Series F and Junior Securities convertible preferred stock, holders of Series F convertible preferred stock are entitled to receive an additional liquidation preference at an amount equal to $0.1678 per share. If upon the occurrence of such event the assets and funds available for distribution are insufficient to pay such holders the full amount to which they are entitled, then the entire assets and funds legally available for distribution shall be distributed ratably among the holders of the Series F convertible preferred stock in proportion to the full amounts to which they would otherwise be entitled.

After payment in full of the liquidation preferences of the Series G, Series F and Junior Securities convertible preferred stock and the additional liquidation preference for holders of Series F convertible preferred stock, holders of common stock and holders of Junior Securities, Series F and Series G

NEURONETICS, INC.

Notes to Financial Statements—(Continued)

convertible preferred stock are entitled to receive a liquidation preference until the amount distributed to holders of the Series F convertible preferred stock equals $1.0068 plus declared but unpaid dividends on each share and then to the holders of common stock and holders of Junior Securities and Series G convertible preferred stock until the aggregate amount distributed to such holders equals the amount distributed to holders of Series F convertible preferred stock divided by the Series F ownership percentage.

After payments of the above liquidation preferences have been made, any remaining assets shall be distributed ratably to holders of common stock and holders of Series G, Series F and Junior Securities convertible preferred stock on an “as-converted” basis.

Dividends

Each class of convertible preferred stock is entitled to receive non-cumulative annual dividends at a rate of 9.0%, if and when declared by the Company’s board of directors. The holders of Series G convertible preferred stock are entitled to dividends in preference to holders of any other class or series of the Company’s stock. The holders of Series F convertible preferred stock are entitled to dividends in preference to all holders of Junior Securities and holders of common stock. The holders of Junior Securities are entitled to dividends in preference to holders of common stock.

In the event a dividend is declared to common stockholders, holders of each class of convertible preferred stock will also receive an equivalent dividend on an “as-converted” basis. The Company has never paid, and for the foreseeable future does not expect to pay, a dividend on its common stock.

Voting

The holders of each class of convertible preferred stock are entitled to one vote for each share of common stock into which their shares of convertible preferred stock may be converted and, subject to certain convertible preferred stock class votes specified in the Company’s certificate of incorporation or as required by law, the holders of convertible preferred stock and common stock vote together on an “as-converted” basis.

Convertible Preferred Stock Warrants

The following table summarizes the Company’s outstanding convertible preferred stock warrants as of December 31, 2017:

	Warrants Outstanding (in thousands)	Exercise Price	Expiration Date
Series E	402	$0.6746	Dec-2022
Series F	878	$0.3356	Feb-2021
Series F	589	$0.3356	Aug-2023
Series F	589	$0.3356	Mar-2024
Series F	588	$0.3356	Dec-2024

	3,046

11.	LOSS PER SHARE

The Company’s basic loss per common share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period. The Company’s restricted

NEURONETICS, INC.

Notes to Financial Statements—(Continued)

stock awards (non-vested shares) are issued and outstanding at the time of grant but are excluded from the Company’s computation of weighted-average shares outstanding in the determination of basic loss per share until vesting occurs.

A net loss cannot be diluted, so when the Company is in a net loss position, basic and diluted loss per common share are the same. If in the future the Company achieves profitability, the denominator of a diluted earnings per common share calculation will include both the weighted-average number of shares outstanding and the number of common stock equivalents, if the inclusion of such common stock equivalents would be dilutive. Dilutive common stock equivalents potentially include warrants, stock options and non-vested restricted stock awards using the treasury stock method, along with the effect, if any, from the potential conversion of outstanding securities, such as convertible preferred stock.

The following potentially dilutive securities outstanding as of December 31, 2016 and 2017 have been excluded from the denominator of the diluted loss per share of common stock outstanding calculation (in thousands):

	December 31,
	2016	2017
Stock options	52,951	70,864
Non-vested restricted stock awards	636	457
Convertible preferred stock warrants	1,869	3,046
Shares of convertible preferred stock “as-converted”	278,092	318,677

The unaudited pro forma net loss per share is computed using the weighted-average number of shares of common stock outstanding after giving effect to the conversion of all issued and outstanding shares of convertible preferred stock into shares of common stock immediately prior to the closing of the Company’s proposed initial public offering as if the conversion had occurred at the later of the beginning of the reporting period or the issuance date of the convertible preferred stock.

The following table summarizes the calculation of unaudited pro forma basic and diluted net loss per share of common stock for the year ended December 31, 2017 (in thousands, except per share data):

Numerator:
Net loss	$(16,059)

Denominator:
Weighted-average common shares outstanding, basic and diluted	5,401
Effect of pro forma adjustments:
Conversion of convertible preferred stock into common stock	301,887

Pro forma weighted-average common shares outstanding, basic and diluted	307,288

Pro forma net loss per share of common stock outstanding, basic and diluted	$(0.05)

12.	SHARE-BASED COMPENSATION

2003 Incentive Stock Plan

In April 2003 (and as subsequently amended), the Company adopted the 2003 Stock Incentive Plan (2003 Plan), which authorizes the issuance of up to 83.9 million shares in the form of restricted stock, stock

NEURONETICS, INC.

Notes to Financial Statements—(Continued)

appreciation rights and stock options to the Company’s directors, employees and consultants. The amount and terms of grants are determined by the Company’s board of directors. To date, the Company has granted restricted stock awards only to an independent member of its board of directors and only as compensation for board service. All stock options granted to date have had exercise prices equal to the estimated fair value, as determined by the board of directors, of the underlying common stock on the date of the grant. The contractual term of stock options may be up to 10 years, and stock options are exercisable in cash or as otherwise determined by the board of directors. Generally, stock options vest 25% upon the first anniversary of the date of grant and the remainder ratably monthly thereafter for 36 months. As of December 31, 2017, there were 7.1 million shares available for future issuance under the 2003 Plan.

The amount of share-based compensation expense recognized by the Company by location in its statements of operations for the years ended December 31, 2016 and 2017 is as follows (in thousands):

	Year ended December 31,
	2016	2017
Cost of revenues	$5	$18
Sales and marketing	49	141
General and administrative	70	226
Research and development	37	111

Total	$161	$496

Stock Options

The following table summarizes the Company’s stock option activity for the years ended December 31, 2016 and 2017:

	Number of Shares under Option (in thousands)	Weighted- average Exercise Price per Option	Weighted- average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2015	51,237	$0.09
Granted	7,392	$0.08
Exercised	(546)	$0.12
Forfeited	(4,661)	$0.20
Expired	(471)	$0.68

Outstanding at December 31, 2016	52,951	$0.07

Granted	28,057	$0.10
Exercised	(962)	$0.04
Forfeited	(9,182)	$0.09

Outstanding at December 31, 2017	70,864	$0.08	7.7	$515

Exercisable at December 31, 2017	34,489	$0.08	6.3	$389

Vested and expected to vest at December 31, 2017	70,864	$0.08	7.7	$515

NEURONETICS, INC.

Notes to Financial Statements—(Continued)

The Company recognized $0.2 million and $0.4 million of share-based compensation expense related to stock options during the years ended December 31, 2016 and 2017, respectively. As of December 31, 2017, there was $1.4 million of total unrecognized compensation cost related to non-vested stock options which the Company expects to recognize over a weighted-average period of 3.2 years. The weighted-average grant-date fair value of stock options granted during the years ended December 31, 2016 and 2017 was estimated at $0.04 and $0.05 per option, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2016 and 2017 was de minimis and $0.1 million, respectively.

For the years ended December 31, 2016 and 2017, the grant-date fair value of stock options was estimated at the time of grant using the following weighted-average inputs and assumptions in the Black-Scholes option pricing model:

	2016	2017
Estimated fair value of common stock	$0.08	$0.10
Exercise price	$0.08	$0.10
Expected term (in years)	6.0	6.0
Risk-free interest rate	1.4%	2.0%
Expected volatility	44.2%	48.0%
Dividend yield	0%	0%

Restricted Stock Awards

The following table summarizes the Company’s restricted stock award activity for the years ended December 31, 2016 and 2017:

	Non-vested Restricted Stock Awards (in thousands)	Weighted- average Grant-date Fair Value
Non-vested at December 31, 2015	—	n/a
Granted	1,227	$0.07
Vested	(591)	$0.07

Non-vested at December 31, 2016	636	$0.07
Granted	317	$0.14
Vested	(496)	$0.10

Non-vested at December 31, 2017	457	$0.08

The Company recognized $0.1 million of share-based compensation expense related to restricted stock awards during the year ended December 31, 2017. As of December 31, 2017, there was minimal unrecognized compensation cost related to non-vested restricted stock awards which the Company expects to recognize over a weighted-average period of 1.3 years. The grant-date fair value per share of restricted stock awards granted during the years ended December 31, 2016 and 2017 was estimated at $0.07 and $0.14 per share, respectively. The total fair value at the vesting date of restricted stock awards vested during the years ended December 31, 2016 and 2017 was minimal and $0.1 million, respectively.

NEURONETICS, INC.

Notes to Financial Statements—(Continued)

13.	EMPLOYEE BENEFIT PLANS

401(k) Defined Contribution Plan

The Company maintains a 401(k) defined contribution retirement plan which covers all of its employees. Employees are eligible to participate on the first of the month following their date of hire. Under the 401(k) plan, participating employees may defer up to 100% of their pre-tax salary but not more than statutory limits. There is currently no employer matching of employee contributions and employee contributions vest immediately.

14.	INCOME TAXES

The Company’s loss before income taxes was $11.2 million and $16.1 million for the years ended December 31, 2016 and 2017, respectively, and was generated entirely in the United States. The Company did not record current or deferred income tax expense or benefit during the years ended December 31, 2016 and 2017.

A reconciliation of the statutory United States federal income tax rate to the Company’s effective tax rate is as follows:

	Tax Year ended December 31,
	2016	2017
U.S. federal statutory income tax rate	34.0%	34.0%
State and local taxes, net of federal benefit	2.6%	2.7%
Nondeductible expenses	(1.2)%	(0.3)%
Research and development credits	2.0%	1.3%
Tax rate change and true-up	(1.2)%	(138.0)%
Change in valuation allowance	(36.2)%	100.3%

Effective income tax rate	—%	—%

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets were as follows (in thousands):

	December 31,
	2016	2017
Deferred tax assets:
Net operating loss carryforwards	$56,441	$41,430
Research and development credits	2,854	3,059
Share-based compensation	295	316
Accruals	778	753
Capitalized start-up costs	2,729	1,530
Other temporary differences	352	253

Gross deferred tax assets	63,449	47,341
Less: Valuation allowance	(63,449)	(47,341)

Net deferred taxes	$—	$—

NEURONETICS, INC.

Notes to Financial Statements—(Continued)

In assessing the realizability of the net deferred tax asset, the Company considers all relevant positive and negative evidence in determining whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The realization of the gross deferred tax assets is dependent on several factors, including the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. Management believes that it is more likely than not that the Company’s deferred income tax assets will not be realized. As such, there is a full valuation allowance against the net deferred tax assets as of December 31, 2016 and 2017. The valuation allowance increased by $4.1 million during the year ended December 31, 2016 due primarily to the generation of net operating losses during the year and decreased by $16.1 million during the year ended December 31, 2017 due primarily to the decrease in the federal income tax rate from 34% to 21%.

The following table summarizes carryforwards of federal net operating losses and tax credits as of December 31, 2017 (in thousands):

	Amount	Expiration Beginning in
Federal net operating losses	$167,396	2023
State net operating losses	$96,392	2020
Research and development credits	$3,059	2023

Under the Tax Reform Act of 1986 (1986 Act), the net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50 percent, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has not done an analysis to determine whether or not ownership changes, as defined by the 1986 Act, have occurred since inception.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2017, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statements of operations. Due to net operating loss and tax credit carry forwards that remain unutilized, income tax returns for tax years from inception through 2016 remain subject to examination by the taxing jurisdictions.

In December 2017, the Tax Cuts and Jobs Act (2017 Tax Act) was enacted. The 2017 Tax Act includes a number of changes to existing United States tax laws that impact the company, most notably a reduction of the United States corporate income tax rate from 35% (34% for the Company) to 21% for tax years beginning after December 31, 2017. The 2017 Tax Act also provides for a one-time transition tax on certain foreign earnings and the acceleration of depreciation for certain assets placed into service after September 27, 2017, as well as prospective changes beginning in 2018, including repeal of the domestic manufacturing deduction, acceleration of tax revenue recognition, capitalization of research and development expenditures, additional limitations on executive compensation and limitations on the deductibility of interest. Due to the enactment of the 2017 Tax Act, the Company reduced both its gross

NEURONETICS, INC.

Notes to Financial Statements—(Continued)

deferred tax assets and the related valuation allowance by $22.2 million as of December 31, 2017, resulting in no net effect on the Company’s statement of operations for the year ended December 31, 2017.

15.	COMMITMENTS

Leases

In January 2013, the Company entered into a 93-month lease for its new headquarters office and warehouse. The Company also rents certain office equipment. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not yet paid. Landlord allowances for tenant improvements are deferred and recognized as a reduction to rent expense on a straight-line basis and over the remaining lease term.

Rent expense under operating leases was $0.6 million and $0.5 million for the years ended December 31, 2016 and 2017, respectively.

The following is a schedule of future minimum annual payments at December 31, 2017 under non-cancelable operating lease agreements (in thousands):

For the years ending December 31,
2018	$490
2019	547
2020	560
2021	88

Total future minimum lease payments	$1,685

Executive Employment Agreements

The Company has entered into an employment agreement and offer letters with certain key executives, providing for compensation and severance in certain circumstances, as defined in the agreements.

16.	DISTRIBUTION AGREEMENT WITH TEIJIN PHARMA LIMITED

In October 2017, the Company entered into a seven and a half year distribution agreement with Teijin Pharma Limited, or Teijin, for the exclusive distribution of its NeuroStar Advanced Therapy System to customers who will treat patients with MDD in Japan. Under the distribution agreement, Teijin is generally restricted from selling competing products in Japan. The distribution agreement provides that the Company will have primary responsibility for obtaining reimbursement approval for use of NeuroStar Advanced Therapy System for the treatment of MDD in Japan, and Teijin will promote the sales of NeuroStar Advanced Therapy System for treatment of MDD in Japan. The Company has agreed to provide sales and technical support training to Teijin for its NeuroStar Advanced Therapy Systems.

Teijin is required to purchase minimum dollar values of NeuroStar Advanced Therapy Systems and treatment sessions from the Company following reimbursement approval by the Japanese Ministry of Health, Labour and Welfare, or JMHLW, for TMS treatment for MDD (or, if such approval requires certified training on the NeuroStar Advanced Therapy System by a third party, then upon the first psychiatrist being issued his or her training certification).

NEURONETICS, INC.

Notes to Financial Statements—(Continued)

In 2017, under the distribution agreement with Teijin, the Company received an upfront payment of $0.75 million and a milestone payment of $2.0 million following JMHLW’s approval of marketing the NeuroStar Advanced Therapy System for the treatment of MDD in Japan. These upfront and milestone payments have been deferred and are being recognized as revenue over the seven and one half year term of the agreement. Teijin is required to pay the Company a milestone payment tied to JMHLW issuing reimbursement for use of its products for the treatment of MDD in Japan.

The distribution agreement is scheduled to expire on March 31, 2025, subject to earlier termination if we or Teijin breach the agreement, Teijin fails to maintain distributor-level permits and approvals, Teijin fails to purchase from us specified dollar values of its sales forecasts, reimbursement for treatment of MDD using the NeuroStar Advanced Therapy System is not obtained from JMHLW by specified dates or such reimbursement is below specified minimums, Teijin reasonably believes that it is not commercially reasonable to continue distributing the NeuroStar Advanced Therapy System in Japan or bankruptcy related events occur. The term of the distribution agreement will be automatically extended for two years unless either party gives the other party at least two years’ prior written of notice of non-renewal, except that the Company cannot decline to renew the agreement if Teijin has purchased 100% of its sales forecasts over the term of the agreement.

17.	GEOGRAPHICAL SEGMENT INFORMATION

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company currently operates in one business segment as it is managed and operated as one business. A single management team that reports to the chief operating decision maker comprehensively manages the entire business. The Company does not operate any material separate lines of business or separate business entities with respect to its products or product development.

The following geographic data includes revenue generated from the Company’s third-party distributors. The Company’s revenue was generated in the following geographic regions for the years indicated (in thousands):

	Year ended December 31,
	2016		2017
	Amount	% of Revenues	Amount	% of Revenues
United States	$31,577	92%	$39,853	99%
International	2,651	8%	580	1%

Total revenues	$34,228	100%	$40,433	100%

18.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the balance sheet date through March 16, 2018, the date at which the financial statements were available to be issued, and determined there are no other items requiring disclosure.

NEURONETICS, INC.

Balance Sheets

(Unaudited; In thousands, except per share data)

	December 31, 2017	March 31, 2018	March 31, 2018 Pro forma
Assets

Current assets:
Cash and cash equivalents	$29,147	$20,354	$20,354
Accounts receivable, net	4,267	4,282	4,282
Inventory	2,468	2,597	2,597
Prepaid expenses and other current assets	1,123	2,542	2,542

Total current assets	37,005	29,775	29,775

Property and equipment, net	1,359	1,440	1,440
Other assets	574	801	801

Total Assets	$38,938	$32,016	$32,016

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit

Current liabilities:
Accounts payable	$2,513	$2,968	$2,968
Accrued expenses	7,511	5,670	5,670
Deferred revenue	1,970	1,615	1,615

Total current liabilities	11,994	10,253	10,253

Long-term debt, net	29,556	29,803	29,803
Deferred revenue	2,275	2,177	2,177
Convertible preferred stock warrant liability	478	485	—
Deferred rent	151	136	136

Total Liabilities	44,454	42,854	42,369

Commitments (Note 14)
Convertible preferred stock, $0.01 par value: actual: 308,593 shares authorized, issuable in series; 304,958 shares issued and outstanding at December 31, 2017 and March 31, 2018; aggregate liquidation value of $108,324 at March 31, 2018; pro forma: no shares authorized, issued or outstanding and no liquidation value at March 31, 2018	187,136	187,136	—

Stockholders’ deficit:
Preferred stock, $0.01 par value: actual: no shares authorized, issued or outstanding at December 31, 2017 and March 31, 2018; pro forma: shares authorized; no shares issued or outstanding at March 31, 2018	—	—	—
Common stock, $0.01 par value: actual: 413,918 shares authorized; 6,713 and 7,287 shares issued and outstanding at December 31, 2017 and March 31, 2018, respectively; pro forma: shares authorized; 325,964 shares issued and outstanding at March 31, 2018	67	73	3,260
Additional paid-in capital	4,227	4,396	188,830
Accumulated deficit	(196,946)	(202,443)	(202,443)

Total Stockholder’s Deficit	(192,652)	(197,974)	(10,353)

Total Liabilities, Convertible Preferred Stock and Stockholders’ Deficit	$38,938	$32,016	$32,016

The accompanying notes are an integral part of these unaudited interim financial statements.

NEURONETICS, INC.

Statements of Operations

(Unaudited; In thousands, except per share data)

	Three Months ended March 31,
	2017	2018
Revenues	$7,526	$10,152
Cost of revenues	1,538	2,457

Gross Profit	5,988	7,695

Operating expenses:
Sales and marketing	6,306	8,109
General and administrative	1,642	2,636
Research and development	2,028	1,555

Total operating expenses	9,976	12,300

Loss from Operations	(3,988)	(4,605)

Other (income) expense:
Interest expense	550	921
Other income, net	(24)	(29)

Net Loss	$(4,514)	$(5,497)

Net loss per share of common stock outstanding, basic and diluted	$(0.93)	$(0.84)

Weighted-average common shares outstanding, basic and diluted	4,829	6,533

Pro forma net loss per share of common stock outstanding, basic and diluted		$(0.02)

Pro forma weighted-average common shares outstanding, basic and diluted		325,210

The accompanying notes are an integral part of these unaudited interim financial statements.

NEURONETICS, INC.

Statement of Changes in Convertible Preferred Stock and Stockholders’ Deficit

(Unaudited; In thousands)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2017	304,958	$187,136	6,713	$67	$4,227	$(196,946)	$(192,652)
Exercises of stock options	—	—	574	6	25	—	31
Share-based compensation expense	—	—	—	—	144	—	144
Net loss	—	—	—	—	—	(5,497)	(5,497)

Balance at March 31, 2018	304,958	$187,136	7,287	$73	$4,396	$(202,443)	$(197,974)

The accompanying notes are an integral part of these unaudited interim financial statements.

NEURONETICS, INC.

Statements of Cash Flows

(Unaudited; In thousands)

	Three Months ended March 31,
	2017	2018
Cash Flows from Operating Activities:
Net loss	$(4,514)	$(5,497)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	165	139
Share-based compensation	42	144
Non-cash interest expense	104	247
Change in fair value of convertible preferred stock warrant liability	(11)	7
Cost of rental units purchased by customers	—	66
Changes in certain assets and liabilities:
Accounts receivable, net	836	(15)
Inventory	(500)	(298)
Prepaid expenses and other assets	26	219
Accounts payable	(847)	263
Accrued expenses	(1,926)	(3,106)
Deferred revenue	(52)	(453)
Deferred rent	(8)	(13)

Net Cash Used in Operating Activities	(6,685)	(8,297)

Cash Flows from Investing Activities:
Purchases of property and equipment and capitalized software	(84)	(297)

Net Cash Used in Investing Activities	(84)	(297)

Cash Flows from Financing Activities:
Payments of initial public offering costs	—	(230)
Borrowings under credit facilities	5,000	—
Payments of debt issuance costs	(1,015)	—
Proceeds from exercises of stock options	—	31

Net Cash Provided by (Used in) Financing Activities	3,985	(199)

Net Decrease in Cash and Cash Equivalents	(2,784)	(8,793)
Cash and Cash Equivalents, Beginning of Period	17,040	29,147

Cash and Cash Equivalents, End of Period	$14,256	$20,354

Supplemental disclosure of cash flow information:
Cash paid for interest	$592	$628
Transfer of inventory to property and equipment	$139	$169
Supplemental disclosure of non-cash financing activities:
Allocation of proceeds from debt financing to convertible preferred stock warrant liability	$171	$—
Deferred initial public offering costs included in accounts payable and accrued expenses	$—	$1,339

The accompanying notes are an integral part of these unaudited interim financial statements.

NEURONETICS, INC.

Notes to Interim Financial Statements

(Unaudited)

1.	DESCRIPTION OF BUSINESS

Neuronetics, Inc., or the Company, is a commercial stage medical technology company focused on designing, developing and marketing products that improve the quality of life for patients who suffer from psychiatric disorders. The Company’s first commercial product, the NeuroStar Advanced Therapy System, is a non-invasive and non-systemic office-based treatment that uses transcranial magnetic stimulation, or TMS, to create a pulsed, MRI-strength magnetic field that induces electrical currents designed to stimulate specific areas of the brain associated with mood. The system was cleared in 2008 by the United States Food and Drug Administration (FDA) to treat adult patients with major depressive disorder, or MDD, that have failed to achieve satisfactory improvement from prior antidepressant medication in the current episode. The Company intends to continue to pursue development of its NeuroStar Advanced Therapy for additional indications.

Liquidity

As of March 31, 2018, the Company had cash and cash equivalents of $20.4 million and an accumulated deficit of $202.4 million. The Company has incurred negative cash flows from operating activities of $11.1 million for the year ended December 31, 2017 and $8.3 million for the three months ended March 31, 2018. The Company has incurred operating losses since its inception, and management anticipates that its operating losses will continue in the near term as the Company seeks to expand its sales and marketing initiatives to support its growth into existing and new markets and invest in additional research and development activities. The Company’s primary sources of capital to date have been from private placements of its convertible preferred securities, borrowings under its credit facilities and sales of its products. As of March 31, 2018, the Company had $30.0 million of borrowings outstanding under its credit facility, which matures March 2022 and has $5.0 million of additional availability, subject to the achievement of $45.0 million of trailing twelve month revenues in 2018. Management believes that the Company’s cash and cash equivalents as of March 31, 2018, sales of its products and availability of borrowing under its credit facility are sufficient to fund the Company’s operations at least into the second half of calendar year 2019.

Risks and Uncertainties

The Company’s ability to implement its business strategy is subject to numerous risks and uncertainties, including, but not limited to: uncertainty in the Company’s ability to generate sufficient revenues from the commercialization of its products to achieve or sustain profitability; the need to raise additional capital to fund the Company’s existing commercial operations, development and commercialization of new products and expansion of its operations; uncertainty with regard to competitors’ development of competing products and technologies; uncertainty with regard to adoption and use of TMS therapy by physicians and patients; comprehensive government regulation and oversight both in the United States and abroad; reliance on coverage and reimbursement from third-party payers for treatments using the Company’s products; the Company has limited experience in marketing and selling its products; and the Company relies significantly on technology to deliver treatments with its products.

2.	BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the Accounting Standards Codification (ASC) and Accounting Standards Updates (ASU) promulgated by the Financial Accounting Standards Board (FASB).

NEURONETICS, INC.

Notes to Interim Financial Statements—(Continued)

(Unaudited)

Interim Financial Statements

The accompanying unaudited interim financial statements have been prepared from the books and records of the Company in accordance with GAAP for interim financial information and Rule 10-01 of Regulation S-X promulgated by the United States Securities and Exchange Commission (SEC), which permit reduced disclosures for interim periods. All adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the accompanying balance sheets and statements of operations, changes in convertible preferred stock and stockholders’ deficit and cash flows have been made. Although these interim financial statements do not include all of the information and footnotes required for complete annual financial statements, management believes the disclosures are adequate to make the information presented not misleading. Unaudited interim results of operations and cash flows are not necessarily indicative of the results that may be expected for the full year. Unaudited interim financial statements and footnotes should be read in conjunction with the audited financial statements and footnotes included elsewhere in this prospectus, wherein a more complete discussion of significant accounting policies and certain other information can be found.

Use of Estimates

The preparation of financial statements in accordance with GAAP and the rules and regulations of the SEC requires the use of estimates and assumptions, based on judgments considered reasonable, which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and assumptions on historical experience, known trends and events and various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Although management believes its estimates and assumptions are reasonable when made, they are based upon information available at the time they are made. Management evaluates the estimates and assumptions on an ongoing basis and, if necessary, makes adjustments. Due to the risks and uncertainties involved in the Company’s business and evolving market conditions, and given the subjective element of the estimates and assumptions made, actual results may differ from estimated results. The most significant estimates and judgments impact share-based compensation, convertible preferred stock warrants, product warranty accruals and the net realizable value of inventory.

Unaudited Pro Forma Financial Information

Immediately prior to the closing of an initial public offering, all of the Company’s outstanding convertible preferred stock will automatically convert into common stock. The unaudited pro forma balance sheet as of March 31, 2018 assumes (i) the conversion of all outstanding convertible preferred stock as of March 31, 2018, into an aggregate of 318.7 million shares of common stock and (ii) the reclassification of the $0.5 million convertible preferred stock warrant liability to additional paid-in capital upon the automatic conversion convertible preferred stock warrants into common stock warrants. In the statements of operations, unaudited pro forma basic and diluted net loss per share of common stock outstanding has been prepared to give effect to the automatic conversion of all outstanding shares of convertible preferred stock as if this proposed initial public offering had occurred on the later of the beginning of the reporting period or the issuance date of the convertible preferred stock.

NEURONETICS, INC.

Notes to Interim Financial Statements—(Continued)

(Unaudited)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s complete summary of significant accounting policies can be found in “Note 3. Summary of Significant Accounting Policies” in the audited financial statements included elsewhere in this prospectus.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

JOBS Act Accounting Election

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these interim financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (Topic 606), regarding the accounting for and disclosures of revenue recognition, with an effective date for public companies of annual and interim periods beginning after December 15, 2016. In July 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” which deferred the effective date of the previously issued revenue recognition guidance by one year. This guidance will be effective for public companies for annual and interim periods beginning after December 15, 2017. For all other entities, including emerging growth companies, this standard is effective for annual reporting periods beginning after December 15, 2018, and interim periods with annual periods beginning after December 15, 2019. Early adoption is permitted. This update provides a single comprehensive model for accounting for revenue from contracts with customers. The model requires that revenue recognized reflect the actual consideration to which the entity expects to be entitled in exchange for the goods or services defined in the contract, including in situations with multiple performance obligations. In April 2016 and May 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing” and ASU 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients,” respectively. Both of these updates provide improvements and clarification to the previously issued revenue recognition guidance. The new standard can be adopted using one of two methods: the full retrospective method, which requires the standard to be applied to each prior period presented, or the modified retrospective method, which requires the cumulative effect of adoption to be recognized as an adjustment to opening retained earnings in the period of adoption. The new standard will result in additional revenue-related disclosures in the notes to the Company’s financial statements. The majority of the Company’s revenue relates to the sales of NeuroStar Advanced Therapy Systems and treatment sessions to various customers. While the Company is still analyzing the impact of ASU 2014-09 on its financial statements and disclosures, it currently anticipates no significant changes to its revenue recognition practices as a result of the adoption of Topic 606. However, the Company currently expects the adoption of Topic 606 to change the accounting treatment for sales commissions and is analyzing the impact such change will have on its financial statements and disclosures. The Company historically expensed sales commissions as incurred. In addition, the new standard will require changes to the

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Notes to Interim Financial Statements—(Continued)

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Company’s processes and controls to support additional disclosures, and the Company is in the process of identifying and designing such changes to processes and controls to ensure readiness.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), with guidance regarding the accounting for and disclosure of leases. The update requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet. This update also requires lessees and lessors to disclose key information about their leasing transactions. This guidance will be effective for public companies for annual and interim periods beginning after December 15, 2018. For all other entities, including emerging growth companies, this standard is effective for annual reporting periods beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the effect that this guidance will have on its financial statements and related disclosures. The Company expects the implementation of this standard to have an impact on its financial statements and related disclosures as its aggregate future minimum lease payments were $1.6 million as of March 31, 2018 under its current non-cancelable office lease with an expiration date in 2021. The Company anticipates recognition on its balance sheet of an additional asset and corresponding liability related to this lease.

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): “Scope of Modification Accounting,” which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The amendments in this ASU should be applied prospectively to an award modified on or after the adoption date. This guidance was effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. The Company adopted the new guidance effective January 1, 2018, and it did not have an effect on its financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): “Classification of Certain Cash Receipts and Cash Payments,” with guidance intended to reduce the diversity in practice regarding how certain cash receipts and cash payments are presented and classified within the statement of cash flows. The update addresses eight specific cash flow issues including: debt prepayment or debt extinguishment costs; the settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies or bank-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. This guidance was effective for public companies for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company adopted the new guidance effective January 1, 2018, and it did not have an effect on its financial statements.

5.	FAIR VALUE MEASUREMENT AND FINANCIAL INSTRUMENTS

The carrying values of cash equivalents, accounts receivable, prepaids and other current assets, and accounts payable on the Company’s balance sheets approximated their fair values as of December 31, 2017 and March 31, 2018 due to their short-term nature. The carrying values of the Company’s current credit facility approximated its fair value as of December 31, 2017 and March 31, 2018 due to its variable interest rate.

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Certain of the Company’s financial instruments are measured at fair value using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1:	Inputs are quoted prices for identical instruments in active markets.

Level 2:	Inputs are quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3:	Inputs are unobservable and reflect the Company’s own assumptions, based on the best information available, including the Company’s own data.

The following tables set forth the carrying amounts and fair values of the Company’s financial instruments as of December 31, 2017 and March 31, 2018 (in thousands):

	December 31, 2017
			Fair Value Measurement Based on
	Carrying Amount	Fair Value	Quoted Prices In Active Markets (Level 1)	Significant other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money market funds (cash equivalents)	$11,149	$11,149	$11,149	$—	$—

Liabilities
Convertible preferred stock warrant liability	$478	$478	$—	$—	$478

	March 31, 2018
			Fair Value Measurement Based on
	Carrying Amount	Fair Value	Quoted Prices In Active Markets (Level 1)	Significant other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money market funds (cash equivalents)	$11,184	$11,184	$11,184	$—	$—

Liabilities
Convertible preferred stock warrant liability	$485	$485	$—	$—	$485

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Notes to Interim Financial Statements—(Continued)

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Significant changes in the estimated fair value of the Company’s convertible preferred stock will significantly impact the valuation of the convertible preferred stock warrant liability. The fair value of the convertible preferred stock warrant liability was estimated using the Black-Scholes option pricing model and the following inputs and assumptions as of December 31, 2017 and March 31, 2018:

	December 31, 2017		March 31, 2018
	Series E	Series F	Series E	Series F
Estimated fair value of convertible preferred stock	$0.33	$0.38	$0.34	$0.39
Exercise price	$0.6746	$0.3356	$0.6746	$0.3356
Remaining term (in years)	5.0	3.1-7.0	4.7	2.9-6.7
Risk-free interest rate	2.2%	2.0%-2.3%	2.5%	2.4%-2.7%
Expected volatility	43%	43%-44%	42%	43%-45%
Dividend yield	0%	0%	0%	0%

The following table presents the changes in Level 3 instruments measured on a recurring basis for the three months ended March 31, 2018 (in thousands):

Balance at December 31, 2017	$478
Change in fair value	7

Balance at March 31, 2018	$485

6.	ACCOUNTS RECEIVABLE

The following table presents the composition of accounts receivable, net as of December 31, 2017 and March 31, 2018 (in thousands):

	December 31, 2017	March 31, 2018
Gross accounts receivable - trade	$4,684	$4,733
Less: Allowances for doubtful accounts	(417)	(451)

Accounts receivable, net	$4,267	$4,282

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Notes to Interim Financial Statements—(Continued)

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7.	PROPERTY AND EQUIPMENT

The following table presents the composition of property and equipment, net as of December 31, 2017 and March 31, 2018 (in thousands):

	December 31, 2017	March 31, 2018
Laboratory equipment	$150	$150
Office equipment	487	487
Computer equipment and software	680	779
Manufacturing equipment	273	273
Leasehold improvements	153	172
Rental equipment	1,447	1,409

Property and equipment, gross	3,190	3,270
Less: Accumulated depreciation	(1,831)	(1,830)

Property and equipment, net	$1,359	$1,440

Depreciation expense was $0.2 million and $0.1 million for the three months ended March 31, 2017 and 2018, respectively.

8.	ACCRUED EXPENSES

The following table presents the composition of accrued expenses as of December 31, 2017 and March 31, 2018 (in thousands):

	December 31, 2017	March 31, 2018
Compensation and related benefits	$4,465	$2,013
Consulting and professional fees	461	1,665
Research and development expenses	497	233
Sales and marketing expenses	620	186
Warranty	570	563
Sales tax payable	322	231
Interest payable	188	234
Other	388	545

Accrued expenses	$7,511	$5,670

9.	DEBT

The following table presents the composition of debt as of December 31, 2017 and March 31, 2018 (in thousands):

	December 31, 2017	March 31, 2018
Outstanding principal	$30,000	$30,000
Accrued final payment fees	940	1,198
Less debt discounts	(1,384)	(1,395)

Long-term debt, net	$29,556	$29,803

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Current $35.0 Million Credit Facility

In March 2017, the Company entered into a new loan and security agreement with Oxford Finance LLC, or Oxford, for a credit facility that replaced its previous $25.0 million credit facility with Oxford and which allows it to borrow up to $35.0 million in three tranches of term loans: a Term A Loan in the amount of $25.0 million, which was drawn down immediately upon closing in March 2017, a Term B Loan in the amount of $5.0 million, which was drawn down in December 2017, and a Term C Loan in the amount of $5.0 million, which will become available to the Company upon the achievement of $45.0 million of trailing twelve month revenues in 2018. Each term loan accrues interest from the date of borrowing through the date of repayment at a floating per annum rate of interest, which resets monthly and is equal to the greater of 8.15% or the 30 day U.S. LIBOR rate on the last business day of the month plus 7.38%. The Company is also required to issue to Oxford at the date of each borrowing warrants to purchase its Series F or later series of convertible preferred stock or, if it is a public company at the date of borrowing, warrants to purchase its common stock, with a seven year term and in an amount equal to 3.95% of the first $5.0 million of each tranche borrowed. The credit facility matures and all amounts borrowed thereunder are due on March 1, 2022. As of March 31, 2018, the Company had borrowed and had outstanding an aggregate of $30.0 million of principal under the credit facility.

The Term A Loan features an interest-only period through March 2019, during which time the Company is required to make monthly interest payments, after which time the Company is required to make monthly payments of principal and interest based on a 36-month amortization schedule. However, if $45.0 million of trailing twelve month revenues is achieved in 2018, the interest-only period can be extended for an additional 12 months through March 2020 and the amortization period then becomes 24 months. In connection with the drawdown of the Term A Loan, the Company issued to the lender warrants to purchase 588,498 shares of its Series F convertible preferred stock, which have an exercise price of $0.3356 per share and which expire in March 2024.

The Term B Loan features an interest-only period through March 2019, during which time the Company is required to make monthly interest payments, after which time the Company is required to make monthly payments of principal and interest based on a 36-month amortization schedule. However, if $45.0 million of trailing twelve month revenues is achieved in 2018, then the interest-only period can be extended for an additional 12 months through March 2020 and the amortization period then becomes 24 months. In connection with the drawdown of the Term B Loan, the Company issued to the lender warrants to purchase 588,498 shares of its Series F convertible preferred stock, which have an exercise price of $0.3356 per share and which expire in December 2024.

In addition to principal and interest payments due under the credit facility, the Company is required to make final payment fees to the lender due upon the earlier of prepayment or maturity of each tranche, which are equal to 8%, 7% and 6.5% of the principal amounts of the Term A, Term B and Term C Loans, respectively, except that if the interest-only periods on the Term A and Term B Loans are extended then the final payment fees increase to 8.5%, 7.5% and 7% of the principal amounts of the Term A, Term B and Term C Loans, respectively. The Company accrues the estimated final payment fees using the effective interest rate, with a charge to non-cash interest expense, over the term of borrowing for each tranche. As of both December 31, 2017 and March 31, 2018, the effective interest rates for the Term A and Term B Loans were 10.7% and 11.6%, respectively. If the Company prepays its term loans prior to their respective scheduled maturities, it will also be required to make prepayment fees to the lender equal to 3% if prepaid on or before the first anniversary of funding, 2% if prepaid after the first and on or before the second anniversary of funding or 1% if prepaid after the second anniversary of funding of the principal amounts borrowed.

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Notes to Interim Financial Statements—(Continued)

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The Company’s obligations under the Credit Facility are secured by a first priority security interest in substantially all of its assets, other than its intellectual property. The Company has agreed not to pledge or otherwise encumber any of its intellectual property. The loan and security agreement related to the credit facility includes a financial maintenance covenant that requires the Company to achieve at least 75% of its trailing 12-month forecasted revenues, as measured each month in accordance with a forecast that the Company provided to Oxford upon signing the agreement and future forecasts that the Company is required to deliver to the lenders each year for the life of the credit facility, as well as customary affirmative and negative covenants. The Company was in compliance with all of the covenants under its credit facility as of March 31, 2018.

The loan and security agreement related to the credit facility contains events of default, including, without limitation, events of default upon: (i) failure to make payment pursuant to the terms of the agreement; (ii) violation of covenants; (iii) material adverse changes to the Company’s business; (iv) attachment or levy on the Company’s assets or judicial restraint on its business; (v) insolvency; (vi) significant judgments, orders or decrees for payments by the Company not covered by insurance; (vii) incorrectness of representations and warranties; (viii) incurrence of subordinated debt; (ix) revocation of governmental approvals necessary for the Company to conduct its business; and (x) failure by the Company to maintain a valid and perfected lien on the collateral securing the borrowing.

Based on a 36-month amortization of the outstanding principal amounts of the Term A and Term B Loans beginning on April 1, 2019 as discussed above, the following table sets forth by year the Company’s required future principal payments (in thousands):

Year:	Principal Payments
2018	$—
2019	7,500
2020	10,000
2021	10,000
2022	2,500

Total principal payments	$30,000

Previous $25.0 Million Credit Facility

Prior to March 2017, the Company had a $25.0 million credit facility in place with Oxford, which it entered into in February 2014 and which allowed it to borrow up to $25.0 million in three tranches of term loans: a Term A Loan in the amount of $15.0 million, a Term B Loan in the amount of $5.0 million and a Term C Loan in the amount of $5.0 million, which was never drawn down. Each term loan accrued interest at per annum rates ranging from 8.5% to 8.9%. This facility featured an interest-only period on all tranches through March 2017, and the Company was also required to issue convertible preferred stock warrants to the lender at the time of borrowing of each tranche.

In addition to principal and interest payments due under the previous $25.0 million credit facility, the Company was required to make final payment fees to the lender upon the earlier of prepayment or maturity and equal to 8.5% and 4.7% of the principal amounts of the Term A and Term B Loans, respectively. The

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Notes to Interim Financial Statements—(Continued)

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Company accrued final payment fees using the effective interest rate, with a charge to non-cash interest expense, over the term of borrowing and until its entry into the current credit facility in March 2017, at which time the Company paid the lender $1.0 million in satisfaction of all final payment fee liabilities due under the prior credit facility.

Management evaluated whether the current credit facility entered into in March 2017 represented a debt modification or extinguishment in accordance with ASC 470-50, Debt—Modifications and Extinguishments. Upon determining that the change in cash flows between the previous and current credit facilities was not greater than 10%, management accounted for the transaction as a debt modification. As of March 2017, the unamortized balance of deferred debt issuance costs incurred in connection with the $25.0 million credit facility, and certain additional deferred debt issuance costs incurred in connection with entry into the current credit facility, are being amortized to interest expense through March 2022 utilizing the effective interest method.

For the three months ended March 31, 2017, the Company recognized interest expense of $0.6 million, of which $0.5 million was cash and $0.1 million was non-cash interest expense related to the amortization of deferred debt issuance costs and accrual of final payment fees. For the three months ended March 31, 2018, the Company recognized interest expense of $0.9 million, of which $0.7 million was cash and $0.2 million was non-cash interest expense related to the amortization of deferred debt issuance costs and accrual of final payment fees.

10.	CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

Common Stock

In April 2018, the Company amended its certificate of incorporation to increase the number of shares of common stock, $0.01 par value per share, authorized for issuance from 407.0 million to 413.9 million shares, of which 7.3 million were issued and outstanding as of March 31, 2018. In addition, the Company is required to reserve and keep available out of its authorized but unissued shares of common stock a number of shares sufficient to effect the conversion into common stock of all outstanding shares of convertible preferred stock and convertible preferred stock warrants, convertible preferred stock warrants issuable upon borrowing the Term C Loan under the current $35.0 million credit facility and stock options granted and shares available for grant under its stock incentive plan.

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Notes to Interim Financial Statements—(Continued)

(Unaudited)

The following table summarizes the total number of shares of the Company’s common stock issued and reserved for issuance as of March 31, 2018 (in thousands):

March 31, 2018
Shares of common stock issued	7,287
Shares of common stock reserved for issuance for:
Convertible preferred stock outstanding:
Series A-1	4,800
Series A-2(1)	26,038
Series B(2)	20,217
Series C(3)	30,807
Series D	49,426
Series E	44,471
Series F	102,334
Series G	40,584
Convertible preferred stock warrants outstanding:
Series E	402
Series F	2,644
Series F convertible preferred stock warrants issuable upon Term C Loan borrowing	588
Stock options outstanding	77,374
Shares available for grant under stock incentive plan	6,946

Total shares of common stock issued and reserved for issuance	413,918

(1)	Shares of Series A-2 convertible preferred stock convert to common stock at a ratio of 1.0257 shares of common stock per share of Series A-2 convertible preferred stock.
(2)	Shares of Series B convertible preferred stock convert to common stock at a ratio of 1.1892 shares of common stock per share of Series B convertible preferred stock.
(3)	Shares of Series C convertible preferred stock convert to common stock at a ratio of 1.4699 shares of common stock per share of Series C convertible preferred stock.

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Subject to preferences that may apply to any outstanding preferred stock, holders of common stock are entitled to receive proportionally any dividends that the Company’s board of directors may declare out of funds legally available for that purpose on a non-cumulative basis. The Company has never paid, and for the foreseeable future does not expect to pay, a dividend on its common stock.

Convertible Preferred Stock

In June 2017, the Company amended its certificate of incorporation to increase the number of shares of convertible preferred stock, $0.01 par value per share, authorized for issuance from 266.8 million to 308.6 million shares, of which the Company has designated and issued Series A-1, Series A-2, Series B, Series C, Series D, Series E, Series F and Series G shares. Series A-1 through Series E shares of convertible preferred stock are referred to collectively as Junior Securities and are subordinate to shares of Series G and Series F shares of convertible preferred stock. All of the Company’s convertible preferred stock is classified outside of stockholders’ deficit because the shares contain deemed liquidation rights that are a contingent redemption feature not solely within the control of the Company.

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Notes to Interim Financial Statements—(Continued)

(Unaudited)

The following table summarizes the Company’s outstanding convertible preferred stock as of December 31, 2017 and March 31, 2018:

	Shares Authorized and Designated (in thousands)	Shares Issued and Outstanding (in thousands)	Carrying Value (in thousands)	Liquidation Value per Share	Liquidation Value (in thousands)
Series A-1	4,800	4,800	$900	$0.0617	$296
Series A-2	25,385	25,385	16,428	$0.2052	5,209
Series B	17,000	17,000	16,859	$0.3168	5,386
Series C	20,958	20,958	34,841	$0.5253	11,009
Series D	49,426	49,426	29,970	$0.2874	14,205
Series E	44,873	44,471	29,800	$0.5144	22,876
Series F	105,567	102,334	43,513	$0.3356	34,343
Series G	40,584	40,584	14,825	$0.3696	15,000

Balance at December 31, 2017 and March 31, 2018	308,593	304,958	$187,136		$108,324

Conversion

Each share and series of convertible preferred stock is convertible into common stock at any time at the option of the holder thereof at the conversion price then in effect (each subject to adjustments upon the occurrence of certain dilutive events). At March 31, 2018, the conversion price for Series A-1, Series D, Series E, Series F and Series G shares was equal to the original issue price, resulting in a common stock conversion ratio of 1:1. At March 31, 2018, as a result of past anti-dilution adjustments, the conversion price for Series A-2, Series B and Series C shares was below the original issue price, resulting in common stock conversion ratios of 1:1.0257, 1:1.1892 and 1:1.4699, respectively.

All shares of each series of convertible preferred stock are convertible into common stock at the affirmative election of the holders of at least (i) 60% of the outstanding shares of convertible preferred stock, (ii) 60% of the outstanding Series E convertible preferred stock, (iii) 75% of the outstanding Series F convertible preferred stock and (iv) 55% of the outstanding Series G convertible preferred stock.

The Company may at any time require the conversion of all outstanding convertible preferred stock upon a qualified initial public offering of its common stock with a public offering price of at least $0.5544 per share and aggregate gross proceeds of at least $30.0 million.

Liquidation Preferences

In the event of a liquidation, dissolution or winding up of the Company, either voluntary or involuntary, or in the event of a deemed liquidation event, which includes a sale of the Company as defined in the Company’s certificate of incorporation, holders of Series G convertible preferred stock are entitled to receive, in preference to all other stockholders, an amount equal to their original investment amount plus any declared and unpaid dividends. If upon the occurrence of such event the assets and funds available for distribution are insufficient to pay such holders the full amount to which they are entitled, then the entire assets and funds legally available for distribution shall be distributed ratably among the holders of the Series G convertible preferred stock in proportion to the full amounts to which they would otherwise be entitled.

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Notes to Interim Financial Statements—(Continued)

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After payment in full of the liquidation preference of the Series G convertible preferred stock, holders of Series F convertible preferred stock are entitled to receive, in preference to all holders of Junior Securities and common stock, an amount equal to their original investment amount plus any declared and unpaid dividends. If upon the occurrence of such event the assets and funds available for distribution are insufficient to pay such holders the full amount to which they are entitled, then the entire remaining assets and funds legally available for distribution shall be distributed ratably among the holders of the Series F convertible preferred stock in proportion to the full amounts to which they would otherwise be entitled.

After payment in full of the liquidation preferences of the Series G and Series F convertible preferred stock, holders of Junior Securities are entitled to receive an amount equal to $59.2 million in the aggregate. If upon the occurrence of such event the assets and funds available for distribution are insufficient to pay such holders the full amount to which they are entitled, then the entire assets and funds legally available for distribution shall be distributed ratably among the holders of the Junior Securities in proportion to the full amounts to which they would otherwise be entitled.

After payment in full of the liquidation preferences of the Series G, Series F and Junior Securities convertible preferred stock, holders of Series F convertible preferred stock are entitled to receive an additional liquidation preference at an amount equal to $0.1678 per share. If upon the occurrence of such event the assets and funds available for distribution are insufficient to pay such holders the full amount to which they are entitled, then the entire assets and funds legally available for distribution shall be distributed ratably among the holders of the Series F convertible preferred stock in proportion to the full amounts to which they would otherwise be entitled.

After payment in full of the liquidation preferences of the Series G, Series F and Junior Securities convertible preferred stock and the additional liquidation preference for holders of Series F convertible preferred stock, holders of common stock and holders of Junior Securities, Series F and Series G convertible preferred stock are entitled to receive a liquidation preference until the amount distributed to holders of the Series F convertible preferred stock equals $1.0068 plus declared but unpaid dividends on each share and then to the holders of common stock and holders of Junior Securities and Series G convertible preferred stock until the aggregate amount distributed to such holders equals the amount distributed to holders of Series F convertible preferred stock divided by the Series F ownership percentage.

After payments of the above liquidation preferences have been made, any remaining assets shall be distributed ratably to holders of common stock and holders of Series G, Series F and Junior Securities convertible preferred stock on an “as-converted” basis.

Dividends

Each class of convertible preferred stock is entitled to receive non-cumulative annual dividends at a rate of 9.0%, if and when declared by the Company’s board of directors. The holders of Series G convertible preferred stock are entitled to dividends in preference to holders of any other class or series of the Company’s stock. The holders of Series F convertible preferred stock are entitled to dividends in preference to all holders of Junior Securities and holders of common stock. The holders of Junior Securities are entitled to dividends in preference to holders of common stock.

In the event a dividend is declared to common stockholders, holders of each class of convertible preferred stock will also receive an equivalent dividend on an “as-converted” basis. The Company has never paid, and for the foreseeable future does not expect to pay, a dividend on its common stock.

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Notes to Interim Financial Statements—(Continued)

(Unaudited)

Voting

The holders of each class of convertible preferred stock are entitled to one vote for each share of common stock into which their shares of convertible preferred stock may be converted and, subject to certain convertible preferred stock class votes specified in the Company’s certificate of incorporation or as required by law, the holders of convertible preferred stock and common stock vote together on an “as-converted” basis.

Convertible Preferred Stock Warrants

The following table summarizes the Company’s outstanding convertible preferred stock warrants as of March 31, 2018:

	Warrants Outstanding (in thousands)	Exercise Price	Expiration Date
Series E	402	$0.6746	Dec-2022
Series F	878	$0.3356	Feb-2021
Series F	589	$0.3356	Aug-2023
Series F	589	$0.3356	Mar-2024
Series F	588	$0.3356	Dec-2024

	3,046

11.	LOSS PER SHARE

The Company’s basic loss per common share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period. The Company’s restricted stock awards (non-vested shares) are issued and outstanding at the time of grant but are excluded from the Company’s computation of weighted-average shares outstanding in the determination of basic loss per share until vesting occurs.

A net loss cannot be diluted, so when the Company is in a net loss position, basic and diluted loss per common share are the same. If in the future the Company achieves profitability, the denominator of a diluted earnings per common share calculation will include both the weighted-average number of shares outstanding and the number of common stock equivalents, if the inclusion of such common stock equivalents would be dilutive. Dilutive common stock equivalents potentially include warrants, stock options and non-vested restricted stock awards using the treasury stock method, along with the effect, if any, from the potential conversion of outstanding securities, such as convertible preferred stock.

The following potentially dilutive securities outstanding as of March 31, 2017 and 2018 have been excluded from the denominator of the diluted loss per share of common stock outstanding calculation (in thousands):

	March 31,
	2017	2018
Stock options	61,364	77,374
Non-vested restricted stock awards	568	371
Convertible preferred stock warrants	2,458	3,046
Shares of convertible preferred stock “as-converted”	278,093	318,677

NEURONETICS, INC.

Notes to Interim Financial Statements—(Continued)

(Unaudited)

The unaudited pro forma net loss per share is computed using the weighted-average number of shares of common stock outstanding after giving effect to the conversion of all issued and outstanding shares of convertible preferred stock into shares of common stock immediately prior to the closing of the Company’s proposed initial public offering as if the conversion had occurred at the later of the beginning of the reporting period or the issuance date of the convertible preferred stock.

The following table summarizes the calculation of unaudited pro forma basic and diluted net loss per share of common stock for the three months ended March 31, 2018 (in thousands, except per share data):

Numerator:
Net loss	$(5,497)

Denominator:
Weighted-average common shares outstanding, basic and diluted	6,533
Effect of pro forma adjustments:
Conversion of convertible preferred stock into common stock	318,677

Pro forma weighted-average common shares outstanding, basic and diluted	325,210

Pro forma net loss per share of common stock outstanding, basic and diluted	$(0.02)

12.	SHARE-BASED COMPENSATION

2003 Incentive Stock Plan

In April 2003 (and as subsequently amended), the Company adopted the 2003 Stock Incentive Plan (2003 Plan), which authorizes the issuance of up to 90.8 million shares in the form of restricted stock, stock appreciation rights and stock options to the Company’s directors, employees and consultants. The amount and terms of grants are determined by the Company’s board of directors. To date, the Company has granted restricted stock awards only to an independent member of its board of directors and only as compensation for board service. All stock options granted to date have had exercise prices equal to the estimated fair value, as determined by the board of directors, of the underlying common stock on the date of the grant. The contractual term of stock options may be up to 10 years, and stock options are exercisable in cash or as otherwise determined by the board of directors. Generally, stock options vest 25% upon the first anniversary of the date of grant and the remainder ratably monthly thereafter for 36 months. As of March 31, 2018, there were 6.9 million shares available for future issuance under the 2003 Plan.

The amount of share-based compensation expense recognized by the Company by location in its statements of operations for the three months ended March 31, 2017 and 2018 is as follows (in thousands):

	Three Months ended March 31,
	2017	2018
Cost of revenues	$—	$4
Sales and marketing	13	54
General and administrative	16	55
Research and development	13	31

Total	$42	$144

NEURONETICS, INC.

Notes to Interim Financial Statements—(Continued)

(Unaudited)

Stock Options

The following table summarizes the Company’s stock option activity for the three months ended March 31, 2018:

	Number of Shares under Option (in thousands)	Weighted- average Exercise Price per Option	Weighted- average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2017	70,864	$0.08	7.7
Granted	8,028	$0.16
Exercised	(574)	$0.05
Forfeited	(944)	$0.08

Outstanding at March 31, 2018	77,374	$0.09	7.7	$504

Exercisable at March 31, 2018	38,274	$0.08	6.3	$408

Vested and expected to vest at March 31, 2018	77,374	$0.09	7.7	$504

The Company recognized de minimis and $0.1 million of share-based compensation expense related to stock options during the three months ended March 31, 2017 and 2018, respectively. As of March 31, 2018, there was $2.0 million of total unrecognized compensation cost related to non-vested stock options which the Company expects to recognize over a weighted-average period of 3.3 years. The weighted-average grant-date fair value of stock options granted during the three months ended March 31, 2018 was estimated at $0.10 per option. The total intrinsic value of stock options exercised during the three months ended March 31, 2018 was $0.1 million.

For the three months ended March 31, 2018, the grant-date fair value of stock options was estimated at the time of grant using the following weighted-average inputs and assumptions in the Black-Scholes option pricing model:

Estimated fair value of common stock	$0.16
Exercise price	$0.16
Expected term (in years)	6.1
Risk-free interest rate	2.6%
Expected volatility	66.2%
Dividend yield	0%

In April 2018, the Company’s board of directors granted options to purchase 1.6 million shares of common stock to the members of the board. These options have an exercise price of $0.18 and vest in 12 equal monthly installments beginning in March 2018; however, the entire grant is subject to forfeiture if an initial public offering of the Company’s common stock has not occurred by December 31, 2018. The estimated grant-date fair value of the options awards was $0.2 million. Upon completion of an initial public offering, the Company will immediately recognize the fair value of the vested portion of the awards as share-based compensation expense, with the unvested portion recognized as share-based compensation expense ratably over the remaining service period.

NEURONETICS, INC.

Notes to Interim Financial Statements—(Continued)

(Unaudited)

Restricted Stock Awards

The following table summarizes the Company’s restricted stock award activity for the three months ended March 31, 2018:

	Non-vested Restricted Stock Awards (in thousands)	Weighted- average Grant-date Fair Value
Non-vested at December 31, 2017	457	$0.08
Vested	(86)	$0.08

Non-vested at March 31, 2018	371	$0.08

The Company recognized minimal share-based compensation expense related to restricted stock awards during the three months ended March 31, 2017 and 2018. As of March 31, 2018, there was minimal unrecognized compensation cost related to non-vested restricted stock awards which the Company expects to recognize over a weighted-average period of 1 year. The total fair value at the vesting date of restricted stock awards vested during the three months ended March 31, 2017 was minimal.

13.	EMPLOYEE BENEFIT PLANS

401(k) Defined Contribution Plan

The Company maintains a 401(k) defined contribution retirement plan which covers all of its employees. Employees are eligible to participate on the first of the month following their date of hire. Under the 401(k) plan, participating employees may defer up to 100% of their pre-tax salary but not more than statutory limits. There is currently no employer matching of employee contributions and employee contributions vest immediately.

14.	COMMITMENTS

Executive Employment Agreements

The Company has entered into an employment agreement and offer letters with certain key executives, providing for compensation and severance in certain circumstances, as defined in the agreements.

Leases

In January 2013, the Company entered into a 93-month lease for its headquarters office and warehouse. The Company also rents certain office equipment. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not yet paid. Landlord allowances for tenant improvements are deferred and recognized as a reduction to rent expense on a straight-line basis and over the remaining lease term.

15.	GEOGRAPHICAL SEGMENT INFORMATION

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company currently operates in

NEURONETICS, INC.

Notes to Interim Financial Statements—(Continued)

(Unaudited)

one business segment as it is managed and operated as one business. A single management team that reports to the chief operating decision maker comprehensively manages the entire business. The Company does not operate any material separate lines of business or separate business entities with respect to its products or product development.

The following geographic data includes revenue generated from the Company’s third-party distributors. The Company’s revenue was generated in the following geographic regions for the years indicated (in thousands):

	Revenues by Geography
	Three Months ended March 31,
	2017		2018
	Amount	% of Revenues	Amount	% of Revenues
United States	$7,394	98%	$9,972	98%
International	132	2%	180	2%

Total revenues	$7,526	100%	$10,152	100%

16.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the balance sheet date through May 25, 2018, the date at which the financial statements were available to be issued, and determined there are no other items requiring disclosure.

NeuroStar®
Advanced Therapy
OVER
1.8
MILLION
TREATMENTS
DESIGNED TO TREAT
AT THE SOURCE

NeuroStar
18:45
START
NeuroStar
Advanced Therapy

NeuroStar®
Advanced Therapy

Shares

NEURONETICS, INC.

Common Stock

PROSPECTUS

Piper Jaffray

William Blair

Canaccord Genuity

BTIG

JMP Securities

, 2018

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other expenses of issuance and distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the                fee.

Amount
SEC Registration fee	$	*
FINRA filing fee		*
Nasdaq initial listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total expenses	$	*

*	To be provided by amendment

Item 14.	Indemnification of directors and officers.

We are incorporated under the laws of the State of Delaware. Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the closing of this offering will provide that: (i) we are required to indemnify our directors to the fullest extent permitted by the Delaware General Corporation Law; (ii) we may, in our discretion, indemnify our officers, employees and agents as set forth in the Delaware General Corporation Law; (iii) we are required, upon satisfaction of certain conditions, to advance all expenses incurred by our directors in connection with certain legal proceedings; (iv) the rights conferred in the bylaws are not exclusive; and (v) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents.

In connection with this offering, we have entered into, or expect to enter into indemnification agreements with each of our directors and executive officers that require us to indemnify them against expenses, judgments, fines, settlements and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of us or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. The indemnification agreements will also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. We intend to enter into similar indemnification agreements with our executive officers prior to the completion of this offering. At present, no litigation or proceeding is pending that involves any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain a directors’ and officers’ liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions.

In addition, the underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise. Our investor rights agreement with certain investors also provides for cross-indemnification in connection with the registration of our common stock on behalf of such investors.

Item 15.	Recent sales of unregistered securities.

Issuances of capital stock

Set forth below is information regarding securities issued by us since March 31, 2015 through the date of the prospectus that is part of this registration statement. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

Preferred Stock Issuances.    In April 2015, we issued 102,334,194 shares of our Series F convertible preferred stock at a purchase price of $0.3356 per share for aggregate consideration of $34,343,356. In June 2017, we issued 40,584,416 shares of our Series G convertible preferred stock at a purchase price of $0.3696 per share for aggregate consideration of $15,000,000.

2003 Plan-Related Issuances.    Under our 2003 Plan since March 31, 2015, we have granted to our directors, officers, employees and consultants options to purchase an aggregate of 64,887,200 shares of our common stock with exercise prices ranging from $0.03 to $0.18 per share. In addition, we granted to an independent member of our board of directors, as compensation for board service, restricted stock awards for an aggregate of 1,543,599 shares of our common stock with grant prices ranging from $0.07 to $0.14 per share.

Stock Option Grants

Since March 31, 2015, we have granted to our directors, officers, employees and consultants options to purchase an aggregate of 64,887,200 shares of our common stock at a weighted-average exercise price of

$0.09 per share. Of these, through March 31, 2018, 8,116,734 options have been cancelled or forfeited without being exercised and 1,217,218 shares of common stock have been issued upon the exercise of stock options for aggregate consideration of $40,287.

Restricted Stock Awards

Since March 31, 2015, we have granted to an independent member of our board of directors, as compensation for board service, restricted stock awards for 1,226,568 shares of our common stock at an estimated grant-date fair value of $0.07 per share on July 20, 2016 and 371,703 shares of our common stock at an estimated grant-date fair value of $0.14 per share on October 19, 2017.

Warrants

In August 2016, March 2017 and December 2017, we issued preferred stock warrants to Oxford Finance LLC, each of which was immediately exercisable for 588,498 shares of our Series F convertible preferred stock at an exercise price of $0.3356 per share. The August 2016, March 2017 and December 2017 warrants expire on August 31, 2023, March 28, 2024 and December 27, 2024, respectively, if not earlier exercised.

The outstanding warrants which are currently exercisable to purchase shares of our Series E or Series F convertible preferred stock will become warrants to purchase shares of our common stock upon the completion of the offering to which this registration statement relates.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions.

Item 16.	Exhibits and financial statement schedules.

The exhibits to the registration statement are listed in the Exhibit Index attached hereto and are incorporated by reference herein. Financial statement schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1à	Form of Underwriting Agreement

3.1	Eighth Amended and Restated Certificate of Incorporation of the Registrant, as amended (currently in effect)

3.2#	Amended and Restated Bylaws of the Registrant (currently in effect)

3.3	Form of Ninth Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)

3.4	Form of Second Amended and Restated Bylaws of the Registrant (to be effective upon the closing of this offering)

4.1à	Specimen Stock Certificate evidencing shares of common stock of the Registrant

4.2#	Form of Warrant to Purchase Stock, by and between the Registrant and Oxford Finance LLC

4.3#	Warrant to Purchase Stock, by and between the Registrant and Comerica Bank, dated December 20, 2012

5.1à	Opinion of Cooley LLP

10.1*	Distribution Agreement, by and between the Registrant and Teijin Pharma Limited, dated October 12, 2017

10.2#	Sixth Amended and Restated Investors’ Rights Agreement by and among the Registrant and certain of its stockholders, dated June 1, 2017

10.3#	Sixth Amended and Restated Stockholders’ Agreement by and among the Registrant and certain of its stockholders, dated June 1, 2017

10.4+#	Employment Agreement by and between the Registrant and Christopher Thatcher, dated as of November 1, 2014

10.5+#	Offer Letter, dated August 11, 2016, by and between the Registrant and Greg Harper

10.6+#	Offer Letter, dated February 27, 2017, by and between the Registrant and Peter Donato

10.7#	Form of Indemnification Agreement between the Registrant and its non-employee directors and officers

10.8#	Loan and Security Agreement by and between Oxford Finance LLC and the Registrant, dated March 28, 2017

10.9+#	Amended and Restated 2003 Stock Incentive Plan of the Registrant, as amended

10.10+#	Form of 2018 Equity Incentive Plan (to be effective upon the closing of this offering)

10.11+#	Form of 2018 Employee Stock Purchase Plan (to be effective upon the closing of this offering)

10.12#	Lease Agreement by and between Exeter 3222 Phoenixville, L.P. and the Registrant, dated January 3, 2013

10.13+#	Form of Non-Qualified Stock Option Agreement for the Amended and Restated 2003 Stock Incentive Plan, as amended, of the Registrant

10.14+	Form of Incentive Stock Option Agreement for the Amended and Restated 2003 Stock Incentive Plan, as amended, of the Registrant

10.15+	Forms of grant notice, stock option agreement and notice of exercise under the 2018 Equity Incentive Plan (to be effective upon the closing of this offering)

Exhibit Number	Description of Exhibit

10.16+	Forms of restricted stock unit grant notice and award agreement under the 2018 Equity Incentive Plan (to be effective upon the closing of this offering)
10.17+	Form of Severance Agreement

10.18+	Form of Restrictive Covenant and Invention Assignment Agreement

10.19+	Offer Letter, dated February 27, 2017, by and between the Registrant and Daniel Guthrie

23.1à	Consent of KPMG LLP, independent registered public accounting firm

23.2à	Consent of Cooley LLP (included in Exhibit 5.1)

24.1à	Powers of Attorney (included on signature page)

+	Indicates management contract or compensatory plan.
*	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and have been separately filed with the Securities and Exchange Commission.
à	To be submitted by amendment.
#	Previously filed

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Malvern, Commonwealth of Pennsylvania, on this          day of             , 2018.

NEURONETICS, INC.

By:
Christopher Thatcher
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Christopher Thatcher and Peter Donato, and each of them, his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director (Principal Executive Officer)	, 2018
Chris Thatcher

	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2018
Peter Donato

	Director	, 2018
Stephen Campe

	Director	, 2018
Brian Farley

	Director	, 2018
Paulina Hill

	Director	, 2018
Ronald Hunt

	Director	, 2018
Wilfred Jaeger, M.D.

	Director	, 2018
Glenn Muir